LEAP FROG®

2006 ANNUAL REPORT

Think Up!



Fix...Reload...Grow.

Dear fellow shareholders:

Fiscal 2006 was a pivotal year for LeapFrog as we came to terms with the issues negatively impacting our results, undertook an exhaustive review of our operations and began rebuilding the senior management team. Beginning with Jeff taking the helm as CEO in July, and in conjunction with our strategic review, we implemented significant changes at the company that we believe will reestablish LeapFrog as a growing, profitable and innovative organization. Our history demonstrates that technology-based learning products and the strength of the LeapFrog brand can create significant value for shareholders. In this year's Letter to Shareholders, we'd like to share with you our plan to "Fix, Reload and Grow" LeapFrog.

Key Changes in Direction*

Our strategic review resulted in a plan that can be summarized into the following themes and priorities:

- *Retake the reading market.* The decline in sales in our LeapPad family of products has been the largest contributor to our unsatisfactory results. But the reading market is an area where our assets, skill and brand remain strong with retailers, parents, teachers and kids. We know what to do here, and we have begun to build a set of successor products to the LeapPad family.
- *Web-connect our products.* By web-connecting our products, consumers will enjoy a more engaging experience, the learning benefit will be deeper and our products will better reflect current market needs.
- *Strengthen and age up the portfolio.* Our portfolio can improve significantly with more disciplined attention to product profitability and product lifecycle. Additionally, there are currently gaps in our portfolio, including products for kids aged 6 to 8, an age segment that contributed over $100 million in revenue in 2002 but very little in 2006. Strengthening and aging up the portfolio (i.e., beyond age 6) will lead to both higher revenues and margins.
- *Return our SchoolHouse division to profitability quickly and leverage the core R&D investments of our consumer business.* By utilizing the work now underway on new reading products and keeping expenses under control, this business can again be a meaningful contributor to earnings as well as a source of product innovation.
- *Restore profitable international growth and focus on key markets.* Our international sales have declined as international market requirements were not adequately reflected in our product development, product management or marketing processes. With the installation of our new international leadership, we are making the changes necessary to improve performance.
- *Build our product line around fewer, scalable platforms.* By using standards-based software methodologies and hardware components, and fewer of them, we'll be faster and more cost effective in the market with all of our products.
- *Implement a metrics-driven culture.* Each employee needs to know where we and they stand against a concrete set of measures that define individual performance and the performance trends of the company. These metrics must be tied to our strategic plan, and they must be visible so that each employee can contribute to keeping the company on track toward its goals.

Fiscal 2006 in Review – The 'Fix' Phase

Our 2006 results were more than a disappointment. They were unsatisfactory in every respect. Net sales for 2006 declined to $502 million for the year and net loss per diluted share for 2006 was $2.31. As we have mentioned, the principal cause of our sales declines was the continuing weakness in the LeapPad family of products. Additionally, earnings were unfavorably impacted by inventory write-downs, write-offs of our deferred tax assets, and the costs associated with our executive restructuring.

Since announcing our key changes in direction in fall of 2006, however, we began implementing the 'Fix' phase of our plan, and in the last half of 2006, we have made good progress:

- We have strengthened our balance sheet by reducing inventories at both our warehouses and at retailers. As a result of our significant inventory improvements, cash and investments more than doubled from 2005 levels to $148 million at year-end 2006.
- We also made sourcing improvements and initiated design changes for key products to reduce production costs and we eliminated slow-moving and weak margin SKUs to make room for new LeapFrog products in our portfolio.
- We restructured our SchoolHouse division to restore profitability. We reduced expenses, prioritized our product development efforts on reading and are concentrating our sales efforts on profitable territories.
- We strengthened our team by making a number of key management appointments in product development, marketing, international sales, software engineering, web products, and human resources leadership. We also removed a layer of senior management and promoted our most successful brand leaders into roles where each has global authority over major product lines.

While the costs associated with these actions contributed negatively to our 2006 financial results, these initiatives allow us to enter 2007 with healthy inventories, a distribution pipeline ready for new products and a strong cash position with which to execute the 'Reload' phase of our strategic plan.

Our Current Path –'Reload,' then 'Grow'

This year we will continue to make many operational improvements with an eye towards restoring and achieving satisfactory earnings. Our principal focus in 2007 will be on strengthening our product portfolio for 2008 and executing well with the products we currently have in the market.

In 2007, we are launching a number of new products, including the FLY Fusion Pentop Computer, our next generation FLY product, ClickStart My First Computer system, the largest ever software library expansion for our category leading Leapster family, Word Launch for preschool age children, Brightlings for infants, and an expansion of our popular bilingual Learn and Groove line.

While critical to our 'Reload' efforts, we do not expect our 2007 initiatives to be extensive enough to restore earnings. We, therefore, expect to report a net loss for the year, albeit substantially smaller than our loss for 2006. This expectation takes into account the investments we are making in our future, with a robust product rollout planned for 2008 and considerable support for our brand and current product line-up. In 2008, we believe that shareholders should see the benefits from our new reading products, our next generation Leapster and the strengthening of our international business. These initiatives, and others in development, will set the stage for our longer term 'Grow' phase commencing in 2008.

Ultimately, we recognize that our LeapFrog team must get back to the basics of developing great learning products that sell profitably. As significant shareholders ourselves, we know full well that LeapFrog investors expect to see some visible signs of progress in 2007 and that our products in 2008 must result in substantially improved performance. Our view is that the management team at LeapFrog is driven and the incentives are in place to deliver on our stated objectives. But shareholders can also be assured that we will closely monitor the Company's progress and we will take further actions as necessary.

In summary, it is a fact that LeapFrog has a unique and strong brand that resonates with parents, teachers and kids and we feel strongly that the company's management and resources are now in hand to execute a sound plan. We look forward to bringing great products to market and solid earnings to the bottom line. The result will be a better company for our shareholders, customers, partners, and employees.

LeapFrog's Mission

LeapFrog's mission is to create value for our shareholders, customers and employees in the largest markets in the world.

Here's how we do it:

LeapFrog makes learning fun with connected, innovative technology that teaches and engages. We create educational products, content and services that kids love, parents trust and teachers value.

Sincerely,

Jeffrey G. Katz
President and Chief Executive Officer
LeapFrog Enterprises, Inc.

Steven B. Fink
Chairman of the Board of Directors
LeapFrog Enterprises, Inc.

March 28, 2007

*This letter to shareholders contains forward-looking statements, including statements about future financial results and anticipated product launches. Please see the special note on forward-looking statements on page i of the enclosed LeapFrog Enterprises, Inc. 2006 Annual Report on Form 10-K.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.

MAY 2 1 2007

1086

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2006

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the Transition Period from _____ to _____

Commission file number 001-31396

LEAPFROG ENTERPRISES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**95-4652013**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

6401 Hollis Street
Emeryville, CA 94608
(Address of principal executive offices)
(510) 420-5000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐ Yes ☒ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer (as defined in Rule 12b-2 of the Exchange Act). ☐ Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

The aggregate market value of the common equity held by non-affiliates of the registrant as of June 30, 2006 calculated using the closing market price as of that day, was approximately 180,992,000 Shares of common stock held by each current executive officer and director and by each person who is known by the registrant to own 5% or more of the outstanding voting power of the registrant's common stock have been excluded from this computation in that such persons may be deemed to be affiliates of the registrant. Share ownership information of certain persons known by the registrant to own greater than 5% of the outstanding voting power of the registrant's common stock for purposes of the preceding calculation is based solely on information on Schedule 13G filed with the Commission and is as of March 1, 2007. This determination of affiliate status is not a conclusive determination for other purposes.

The number of shares of Class A common stock and Class B common stock, outstanding as of February 28, 2007 was 35,588,364 and 27,614,176, respectively.

DOCUMENTS INCORPORATED BY REFERENCE

Specified portions of the registrant's proxy statement, which will be filed with the Commission pursuant to Regulation 14A in connection with the registrant's 2007 Annual Meeting of Stockholders, to be held on May 1, 2007, are incorporated by reference into Part III of this annual report.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

This report on Form 10-K, including the sections entitled "Item 1.—Business," "Item 1A.—Risk Factors," and "Item 7.—Management's Discussion and Analysis of Financial Condition and Result of Operations." contains forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under "Risk Factors" in Item 1A of this Form 10-K and those found elsewhere in this Form 10-K. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expect," "intend," "plan," "anticipate," "believe," "estimate," "predict," "potential," "continue" or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this report.

TRADEMARKS AND SERVICE MARKS

LeapFrog, LeapFrog SchoolHouse, Alphabet Pal, Brightlings, ClickStart, FLY, FLY Through, FLY Fusion, Fridge Phonics, Language First!, Leap, LeapPad, LeapStart, LeapTrack, Leapster, Leapster L-MAX, LeapsterTV, Learn & Groove, Little Leaps, LittleTouch, NearTouch, Quantum LeapPad, and WordLaunch are registered trademarks or trademarks of LeapFrog Enterprises, Inc. Other trademarks in this report on Form 10-K are property of their respective owners.

Page

PART I

Item 1	Business	1
Item 1A	Risk Factors	15
Item 1B	Unresolved Staff Comments	23
Item 2	Properties	23
Item 3	Legal Proceedings	24
Item 4	Submission of Matters to a Vote of Securities Holders	24

PART II

Item 5	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	25
Item 6	Selected Financial Data	27
Item 7	Management's Discussion and Analysis of Financial Condition and Results of Operations	27
Item 7A	Quantitative and Qualitative Disclosures About Market Risk	52
Item 8	Financial Statements and Supplementary Data	53
Item 9	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure	53
Item 9A	Controls and Procedures	53
Item 9B	Other Information	57

PART III

Item 10	Directors, Executive Officers and Corporate Governance	57
Item 11	Executive Compensation	57
Item 12	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	57
Item 13	Certain Relationships and Related Transactions, and Director Independence	58
Item 14	Principal Accountant Fees and Services	58

PART IV

Item 15	Exhibits and Financial Statement Schedules	59
Signatures		60
Power of Attorney		60
Appendix A Schedule II—Valuation and Qualifying Accounts and Allowances		65
	Index to Consolidated Financial Statements	F-1
	Report of Independent Registered Public Accounting Firm	F-2
	Consolidated Balance Sheets	F-3
	Consolidated Statements of Operations	F-4
	Consolidated Statements of Stockholders' Equity	F-5
	Consolidated Statements of Cash Flows	F-6
	Notes to the Consolidated Financial Statements	F-7
Exhibit Index		

PART I

Item 1. Business.

Overview

LeapFrog designs, develops and markets technology-based educational platforms with curriculum interactive software content and stand-alone products and these products are for sale through retailers, distributors and directly to schools. We operate three business segments, namely U.S. Consumer, International, and SchoolHouse (formerly referred to as "Education and Training"). To date, we have established our brands and products primarily for children up to age 12 in the U.S. retail markets and in a number of international retail markets. Sales in the U.S. Consumer and International segments, the largest business segments, currently are generated in the toy aisles of retailers. Sales of products in the SchoolHouse segment are predominantly to educational institutions. Our products are based on sound educational pedagogy under the guidance of our in-house educational experts and our Education Advisory Board. We use our proprietary technologies and content to make these products interactive and engaging.

In July 2006, our board of directors appointed Jeffrey G. Katz, as our President and Chief Executive Officer. Under Mr. Katz's leadership, we commenced and completed a full strategic review of our business. This detailed review was substantially completed in the Fall of 2006, when we announced the Company's plan to:

- Regain market leadership in the learn-to-read market.
- Build our business around key technology platform architectures.
- Provide web connectivity for all our key products.
- Strengthen our portfolio of products, including those for ages 6 and above.
- Manage the business by creating a metrics-driven culture.
- Continually review and strengthen our international product offering and distribution capabilities, as a significant part of our overall plan.

We expect sales productivity in 2007. For information on our operating plan that could affect our business, see "Item 1A.—Risk Factors—Our operating plan may not correct recent trends in our business."

Our platform products provide us with a large installed base of platforms on which to build continued software content sales. For our LeapPad family of platforms, which includes our LittleTouch LeapPad, My First LeapPad, Classic LeapPad, LeapPad Plus Writing and Quantum LeapPad platforms, we sell a library of interactive content related to those platforms that consists of an audio software cartridge and a corresponding interactive book or activity card. For our Leapster and Leapster L-MAX handhelds and our FLY Pentop Computer, our content comes in software cartridges that slot easily into the platforms.

Users of our interactive content can hear information regarding various academic subjects, read engaging stories or play interactive, educational games. These titles feature our internally developed, branded LeapFrog characters, such as Leap, Lily, Tad and Professor Quigley, while others feature popular licensed characters such as *Thomas the Tank Engine, Dora the Explorer, SpongeBob SquarePants, Bob the Builder, Winnie-the-Pooh, Disney Princesses, Batman, Spider-Man* and characters from movies such as *Madagascar, Finding Nemo* and *The Incredibles*.

Our product line also includes a variety of stand-alone educational products for children from birth to 12 years. These stand-alone products combine our proprietary technologies with a fixed set of content and include interactive plush toys, Learn & Groove Counting Maracas and Alphabet Drum, our LeapStart learning table, our Fridge Phonics magnetic set products for infants and toddlers, our *The Letter Factory* video and our Explorer interactive globes for older children.

Our SchoolHouse segment offers supplemental pre-kindergarten through 5th grade school curriculum programs that incorporate our proprietary technology-empowered personal learning tools, or PLTs, and research-based instructional principles. Our SchoolHouse curriculum provides over 200 interactive book titles and over 450 interactive assessment cards, for a total of over 6,000 pages of interactive content. At the end of 2006, our SchoolHouse products could be found in more than 100,000 classrooms. The interactive content includes instruction and assessment for subject areas such as early literacy, early childhood, reading, language arts, math, science, English language development and special education.

In the fourth quarter of 2006, we restructured our SchoolHouse segment to focus on reading curriculum in core grade levels and to align the segment more effectively with our consumer market strategy.

Our net sales for our three business segments for the years ended December 31, 2006, 2005 and 2004, were as follows:

	Year Ended December 31,			% of Total Company Net Sales		
	2006	2005	2004	2006	2005	2004
	(dollars in millions)					
U.S. Consumer	$350.7	$478.3	$431.9	70%	74%	67%
International	114.6	131.2	153.2	23%	20%	24%
SchoolHouse	37.0	40.3	55.2	7%	6%	9%
Total Company	**$502.3**	**$649.8**	**$640.3**	**100%**	**100%**	**100%**

We believe that sound educational principles are at the core of our brands and products. Our grade-based content is aligned with state and national education standards. All LeapFrog content and curriculum is based on a proprietary method of learning, created by our in-house educational experts with the assistance of our Education Advisory Board, which identifies what children learn and when and how they learn it. The members of our Education Advisory Board meet with our creative design teams periodically throughout the year to participate in the design and development of our products. We believe that both our in-house experts and outside advisors are critical in the creation of our learning products.

Our Education Advisory Board

The members of our Education Advisory Board are extensively involved in the research of both education and reading development. As of February 17, 2007, the members of our Education Advisory Board are:

- *Robert Calfee, Ph.D.* Dr. Calfee has chaired our Education Advisory Board since our business started in 1995. He has been a prolific researcher and author in the area of reading and reading development for the past 30 years. Dr. Calfee is presently Distinguished Professor and Dean Emeritus at the School of Education at the University of California, Riverside. He is professor emeritus at Stanford University's School of Education, as well as a member of the board of the Society for Scientific Study of Reading.
- *Anne Cunningham, Ph.D.* Dr. Cunningham is an associate professor of cognition and development at the University of California, Berkeley and the Director of the Joint Doctoral Program in Special Education. She is a past member of the board of the Society for Scientific Study of Reading and the board of directors for American Educational Research Association, Division C.
- *Karen Fuson, Ph.D.* Dr. Fuson is a Professor Emeritus at the School of Education and Social Policy at Northwestern University. She is a mathematics educator and cognitive scientist whose work focuses on children's mathematical understanding and the classroom conditions that can facilitate such understanding. Her past work has contributed to the understanding of children's counting and understanding of whole number, fraction and decimal computation.

- *Scott G. Paris, Ph.D.* Dr. Paris is a professor in the School of Education and professor and Chair of the Graduate Program in the Department of Psychology at the University of Michigan. He was a founding member of the Center for the Improvement of Early Reading Achievement and served on the board of directors of the National Reading Conference.
- *Jeni Leta Riley, Ph.D.* Dr. Riley is the head of the School of Early Childhood and Primary Education for the Institute of Education, University of London. Dr. Riley received her conferment of title of Reader in Literacy in Primary Education in 2000 and has been active in early childhood literacy development as a teacher, lecturer, examiner and researcher for nearly 30 years.

Our Products

U.S. Consumer Products

We have developed a variety of stand-alone products, learning platforms and a significant library of related content. Our platforms are hardware devices that work with multiple content sets. Our content comes in the form of memory cartridges used in interactive books, handheld video games, and educational software and games for use with specific platforms. Our stand-alone products combine our proprietary technology with a fixed set of content.

Aggregate sales of our LeapPad family of products, accounted for approximately 23%, 35% and 20% of our consolidated net sales in 2006, 2005, and 2004, respectively.

Aggregate sales of our Leapster and Leapster L-MAX handhelds and their related software titles accounted for approximately 37%, 28% and 19% of our consolidated net sales in 2006, 2005 and 2004, respectively.

For a discussion of risk factors related to our products, see "Item 1A—Risk Factors—If we fail to predict consumer preferences and trends accurately, develop and introduce new products rapidly or enhance and extend our existing core products, our sales will suffer."

Interactive Educational Games

The Leapster family of multimedia learning systems comprises our screen-based, learning initiative developed to encourage learning skills while allowing children to play action-packed learning games. The Leapster platform is a handheld device with backlit color animation, a multi-directional control pad and a touch-screen enabled by a built-in stylus. Our Leapster content allows game players to read electronic books, create works of art and watch interactive videos.

Current Products

- *Leapster Learning Game System (ages 4 to 10).* An educational handheld device platform that utilizes an interactive touch screen and stylus pen.
- *Leapster L-Max (ages 4 to 10); LeapsterTV learning system (ages 4 to 8).* Platforms that offer handheld educational games experience, using the television screen to expand learning. Leapster L-Max learning system uses many of the software cartridges developed for the original Leapster handheld and offers new Leapster L-MAX software cartridges with features designed to offer an enhanced screen-based learning experience.
- *Little Leaps Grow-with-Me Learning System (ages 9 months to 3 years).* A DVD-based learning platform that delivers activities designed for young children and their parents to share. The platform features a two-in-one wireless controller that can be adjusted between models suitable for babies and toddlers.

- *Leapster Software Library*. Software titles to appeal to both boys and girls with educational games featuring licensed characters such as *Disney Princesses, Dora the Explorer, SpongeBob SquarePants*, and licensed characters from movies such as *Finding Nemo, The Incredibles, Cars* and *Spider-Man*. Digital Titles including art titles specifically designed for students in kindergarten, first through third grade; a Junie B. Jones journal title; educational titles focusing on phonics and math; and titles featuring our interactive *The Letter Factory* and *The Talking Words Factory* videos.

New Products for 2007 and 2008

- *ClickStart My First Computer System (ages 3 to 6)*. A new preschool learning system delivers a safe, age-appropriate computing experience through a series of engaging games, while simultaneously introducing core preschool skills and basic computer functionality. We will be launching this learning system in Fall 2007.
- In Fall 2007, we plan to introduce new Leapster Family Software. These new titles are compatible with Leapster, Leapster L-Max and LeapsterTV learning systems. All the games provide in-depth tutorials and supporting hint structure that offer step-by-step assistance through reading, math, or spelling concepts. The new titles for Spring 2007 are *Scholastic's Clifford the Big Red Dog Reading, Sonic X*. The new tittles for Fall 2007 are *The Batman, Creature Create, Disney/Pixar Cars Supercharged, Disney/Pixar Ratatouille, Forster's Home for Imaginary Friends, Nick Jr. Go Diego Go!, Pet Pals and Scholastic Get Puzzled!*
- In September 2006, we announced that we will be introducing in 2008, the next generation of Leapster platforms that will have web connectivity.

Reading Solutions

Reading Solutions consists of our LeapPad family of products that provide platforms for introducing basic vocabulary and concepts or reinforcing second-language learning to preschool children, thorough music and interactive play. Our LeapPad Learning System teaches fundamental reading skills and offers an extensive library of LeapPad books. Since 1999, the LeapPad platform has transformed our LeapPad books into audio-interactive learning devices. When children touch words and pictures with the stylus pen, they receive instant audio feedback that helps them sound out and pronounce words, learn to read and build vocabulary. The LeapPad learning system allows children to read and learn at their own pace, using educational games, activities, music and positive feedback. The LeapPad platform is available in English, French, German, Korean, Japanese and Spanish. A separate version of the LeapPad learning system is marketed by our SchoolHouse segment directly to U.S. school districts and sold under the "LeapTrack" system which provides assessment information to gauge the performance of individual students in a classroom environment.

Current Products

- *LittleTouch LeapPad learning system (ages 6 months to 3 years)*. A learning system designed for infants and toddlers that offers an opportunity for parents to introduce the reading experience and early learning concepts using finger touch-based interactivity.
- *My First LeapPad learning system (ages 3 to 5)*. A learning system that encourages preschoolers to take their first steps to develop pre-reading and pre-math skills. It incorporates the same proprietary NearTouch technology used in our LeapPad learning system.
- *LeapPad learning system (ages 4 to 8)*. An audio-interactive learning device and the first platform of our LeapPad family of platforms which is based on our proprietary NearTouch technology.
- *Retail LeapPad library*. A collection of titles developed with guidance from our educational experts and is designed to help children build skills they need to excel in reading, math, vocabulary, science, music, logic and more. Our retail library includes titles featuring our proprietary LeapFrog and licensed

characters. Also included in our retail library are licensed characters such as *Winnie-the-Pooh* and *SpongeBob SquarePants* and licensed characters from movies such as *Madagascar, The Incredibles, Spider-Man, Batman, Bratz, Scooby-Doo, Toy Story 2, The Lion King, Monsters, Inc., and Finding Nemo.*

New Products for 2007 and 2008

- *WordLaunch Learn-To-Read System (ages 4 and up).* A learning system that interacts with the television users. This system is designed for ages 4 and up that offers an adventure to learn and play while building and reading 300 common 3- and 4-letter words. We will be launching this learning system in Fall 2007.
- In September 2006, as part of the announcement of the results of our strategic review, we announced that we expect to introduce in 2008, our new reading solutions products (i.e., successor products to the LeapPad family).

FLY and Grade School

The FLY Pentop Computer is an optical scanning, audio-enabled digital pen that brings computer interactivity to the pen and paper experience which runs under a proprietary operating system and supports proprietary software applications. Using special FLY paper, cards or other materials enabled for the FLY Pentop Computer, users can get homework help in math or spelling; translate words into Spanish or English, play games with interactive collectible playing cards or compose music via real-time audio feedback as they write and draw.

Current Products

- *FLY Pentop Computer (ages 8 to 13).* A consumer electronic device, introduced for the first time in Fall 2005, gives users real-time audio feedback as they write with special FLY paper. The FLY platform is designed for the "tween" and teen markets.
- *FLY Software Library.* A collection of titles that span a variety of interests, learning needs and ages. For example, *FLY Through Spanish* provides real-time English-Spanish word translations; *FLY Through Math* provides step-by-step coaching on multiplication and division for grades 4 through 6 while *FLY Journal* provides interactive writing prompts and topics for consideration. In 2006, we expanded our software offering to include algebra, creative writing and other homework helpers.

New Products for 2007 and 2008

- *FLY Fusion Pentop Computer (ages 10 to 16).* A high-speed web connected homework system which is our next-generation of FLY Pentop Computer. In September 2006, we announced our plans to launch our new FLY Fusion handheld Pentop Computer designed to enhance homework productivity by providing easy access to subject information for faster problem-solving and real-time homework support. We expect to launch this product in Fall 2007.
- *FLY Fusion Homework Applications.* Interactive step-by-step applications for students in math, algebra, writing, language arts, and even Spanish and French language translation providing homework help. We expect to launch this product in Fall 2007.

Infant / Toddler / Preschool

Our software-centric Infant-Toddler and Preschool educational products are designed primarily for children who are too young to use our platforms effectively. These stand-alone products help develop fine motor skills and color, sound and letter recognition. The products are generally affordable and simpler to localize for foreign markets than our platform and content suites.

Current Products

- *LeapStart Learning Table (ages 6 months to 3 years).* A learning table designed for infants and toddlers to refine motor skills, introduce letters and numbers and encourage development.
- *Alphabet Pal Caterpillar (ages 12 months and up).* A musical pull-toy that teaches letter names, letter sounds, learning songs and colors.
- *Fridge Phonics Magnet Set (ages 2 and up).* A magnetic letter set designed for preschoolers and kindergarteners that teaches letter names, letter sounds and learning songs.
- *Learn & Groove collection. (ages 6 months to 3 years).* Interactive instruments that introduce numbers, letters, colors, and shapes, in either English or Spanish through music and songs.

New Products for 2007 and 2008

- *Learn & Groove Animal Sounds Guitar (ages 6 months to 3 years).* A colorful guitar designed for toddlers to learn numbers, animals and music in English or Spanish. We expect to launch this product in Fall 2007.
- *Brightlings Activity Line and Exploration Station (ages 6 months to 3 years).* A discovery device with a collection of activities that revolves around a central discovery hub that teaches infants and toddlers shapes, colors, letter sounds, learning songs and first words in five languages. We expect to launch this product in Fall 2007.

International Products

Our international consumer strategy includes the creation of LeapFrog products in foreign languages as well as marketing English-language products as tools for learning English as a foreign language. As of December 31, 2006, our products have been marketed and sold in six languages, including Queen's English, Spanish, French, Japanese and German, and in more than 25 countries. We currently sell our LittleTouch LeapPad, My First LeapPad and LeapPad platforms with localized content. Our Leapster platform is sold with the English content adapted for the British, Australian, and German and non-French-speaking Canadian markets. In 2006, we added French and Spanish versions of our Leapster learning system and began test marketing Leapster products in selected China markets. Some of our key infant items such as the LeapStart Learning Table, Learning Drum and Alphabet Pal caterpillar have also been adapted for markets outside of the United States.

SchoolHouse Products

Our SchoolHouse segment offers supplemental pre-kindergarten through 5th grade school curriculum programs that incorporate our proprietary technology-empowered personal learning tools and research-based instructional principles. Our SchoolHouse curriculum provides over 200 interactive book titles and over 450 interactive assessment cards, for a total of over 6,000 pages of interactive content. Our SchoolHouse products include:

- *LeapTrack instruction and assessment system (kindergarten through 5th grade).* An integrated system to instruct and assess students in kindergarten through 5th grade. In 2006, we launched LeapTrack Reading Pro, a reading intervention product targeting struggling readers in grades 3 and up.
- *The Literacy Center (pre-kindergarten through 2nd grade).* A product providing instruction and assessment on key literacy skills in pre-kindergarten, kindergarten and grade 1+ editions.
- *Language First! Program (kindergarten through 2nd grade+).* An English language development program for kindergarten through 2nd grade. In 2006, we launched the English Picture Dictionary for Spanish Speakers.

During 2006, we broadened our selection of screen-based Leapster handheld products to include Grades 1 and 2, and a Grade K offering was introduced in January 2007.

Licensing

In-bound Licensing: We license a portion of our content from third parties under exclusive and nonexclusive agreements, which allow us to utilize characters, stories, illustrations and trade names throughout specified geographic territories. Examples include Disney/Pixar's latest *Cars* movies and classics like *Scooby-Doo*, which allow us to deliver curriculum with kids' favorite characters. LeapFrog currently has agreements with Disney, Nickelodeon, Warner Brothers, Cartoon Network and HIT Entertainment.

Out-bound Licensing: We license our trademarks or service marks to third parties for manufacturing, marketing, distribution and sale of various products. Our licensing strategy concentrates on extending our current brand and developing brands into product categories that are consistent with our core commitment to design and develop educational products that make learning fun and engaging. Our comprehensive licensing program intends to expand the product range available to all of our consumers. In 2006, LeapFrog launched products including books with Scholastic Corporation, card and board games with Cardinal, puzzles with Masterpieces and workbooks with Learning Horizons.

Advertising and Marketing

Our advertising and marketing strategy is designed to position LeapFrog as the leader in engaging, effective, technology-based learning solutions primarily for children up to age 12. Our communication supports a strong brand that parents and educators seek out to supplement children's educational needs. We strive to utilize the best practices in integrated marketing campaigns that combine the Internet and offline media. Our strategy includes cross-media advertising methodology, using network and national cable television, national print and online advertising. Our SchoolHouse segment uses leading education publications directed to school administrators and teachers. In addition, we periodically attend education trade shows and events. In 2006, as part of our marketing strategy to increase customer awareness of our products, we developed and expanded our online store to promote high-traffic and repeat customer visits.

We also seek promotional partners to extend our brands and message to a broader set of touchpoints. For example, we have pursued promotional campaigns with partners such as Tropicana Juices and Instant Quaker Oatmeal. We have well-established retailer relationships and communicate our messages and offers through advertisements in store and in local newspapers. These advertisements run by our retail partners such as Target, Toys "R" Us, and Wal-Mart highlight promotional activities and the availability of particular LeapFrog products at these retailers' outlets. In key retail stores, we use in-store demonstration display units to highlight LeapFrog products and demonstrate the features of our products through in-store user experience.

We leverage public relations globally as a strategy to gain additional momentum for our brand and products through media outreach focused on garnering both product-specific and corporate media coverage. We strive to utilize best practices in media outreach campaigns that target both traditional print and broadcast media with Internet/viral media outreach globally.

Sales and Distribution

Historically, our net sales to retailers have shown high concentration in a limited number of customers. In 2006, net sales to Wal-Mart (including Sam's Club), Toys "R" Us and Target accounted for approximately 26%, 22% and 18% respectively, of our consolidated net sales. In 2005, sales to Wal-Mart (including Sam's Club), Toys "R" Us and Target accounted for approximately 29%, 20% and 15%, respectively, of our consolidated net sales. For a discussion of this concentration risk see "Item 1A.—Risk Factors—Our business depends on three retailers that together accounted for approximately 66% of our consolidated net sales and approximately 70% of the U.S. Consumer segment sales in 2006 and our dependence upon a small group of retailers may increase."

U.S. Consumer

Our U.S. Consumer segment accounted for 70% and 74%, respectively, of consolidated sales in 2006 and 2005. We market and sell our products primarily through national and regional mass-market retail stores as well as specialty toy stores. Sales of our products to Wal-Mart (including Sam's Club and Walmart.com), Toys "R" Us (including Toys "R" Us.com) and Target (including Target.com) accounted for approximately 27%, 22% and 21% of net sales in our U.S. Consumer segment in 2006 and 35%, 24% and 21% in 2005, respectively. Our remaining U.S. Consumer retail sales come from sales of our products to other mass marketers, club stores, electronic, office supply and specialty toy stores. In 2006, as part of our marketing strategy to increase customer awareness of our products, we developed and expanded our online store to promote high-traffic and repeat customer visits.

Our sales team works with store buyers from our key retailers to forecast demand for our products, develop the store floor footprint, secure retail shelf space for our products and agree upon pricing components, including cooperative advertising and promotional sales allowances. The large retail chains generally provide us with a preliminary forecast of their expected purchases of our products during the year. While these and subsequent forecasts are not contractually binding, they provide important feedback that we use in our planning process throughout the year. We work closely with our key retailers during the year to establish and revise our expected demand forecasts and plan our production and delivery needs accordingly. Most retailers issue purchase orders to us as they need product. Based on these purchase orders, we prepare shipments for delivery through various methods. We sell to smaller retail stores through a combination of independent sales representatives and direct salespersons.

International Consumer

Our International segment accounted for 23% and 20%, respectively, of consolidated sales in 2006 and 2005. As of December 31, 2006, we maintained overseas subsidiaries through which we sell our products directly to leading retailers in the United Kingdom, Canada, Mexico, and France. We currently have distribution arrangements in Korea, Australia, New Zealand, Latin America and Europe. Distribution of products to the Middle East, Southeast Asia and Eastern Europe are coordinated out of our United Kingdom office. In the third quarter of 2006, we established a marketing and sales office in Beijing, China.

SchoolHouse

Our SchoolHouse segment accounted for 7% and 6%, respectively, of consolidated sales in 2006 and 2005. Our SchoolHouse segment's primary customers represent U.S. pre-kindergarten through 5th grade classrooms and also include teacher supply stores and catalog sales by our SchoolHouse segment. Using our in-house sales team as well as independent sales representatives, we sell directly to educational institutions at the classroom, school and district levels, and to resellers and retail outlets that target the education market. We also publish a catalog that is aimed at and distributed to educators.

Financial Information About Geographic Areas

The information about sales in geographic areas is included in Note 21 to the Consolidated Financial Statements in Item 8 of this report and is incorporated herein by reference.

Research and Development

Hardware and Software Development

To develop our products and content, we have assembled a team of technologists with backgrounds in a wide variety of fields including education, child development, hardware engineering, software development, video games and toys. We have developed internally each of our current platforms and stand-alone products, although we use licensed technology if it is advantageous to do so. For example, we use a version of

Macromedia's Flash player in our Leapster and Leapster L-MAX platforms. We also use optical scanning technology from Anoto AB in our FLY Pentop Computer platform, launched in Fall 2005, and its successor, our FLY Fusion platform, which we expect to launch in Fall 2007.

We have successfully developed proprietary technologies that we use across a number of products in the markets we serve. We have made innovations in the areas of touch detection technology, speech compression, music synthesis and content generation. By combining technology developments in mixed signal application-specific integrated circuits, or ASICs, we have been able to add features at comparatively low cost.

We have built internal expertise in hardware design, hardware synthesis, mixed signal custom ASIC design, real-time embedded systems, software design, tools for packaging and compiling product content and mechanical engineering. The research and development team participates in all phases of the product development process from concept through manufacturing launch.

We believe that investment in research and development is a critical factor in strengthening our portfolio of products, including aging-up our products offerings. In 2006, we completed consolidation of our office locations, moving our research and development offices from Los Gatos, California to our corporate headquarters in Emeryville, California, to better align our product development activities. As part of our strategy to improve our margins through increased efficiency in operating expenses, sourcing and design changes and production rationalization, we opened an office in Shenzhen, China to be able to work more closely with our suppliers to promote lower costs and operational flexibility.

Content Development

Our dedicated content production department has written scripts and designed a large majority of the art, audio and other content for our interactive books, activity cards and stand-alone products, applying our own pedagogical approach that is based on established educational standards. Most of the members of our content production team have prior experience in the education, entertainment and educational software or video game industries.

We have developed a portion of our content using licensed characters such as *Disney Princesses, Thomas the Tank Engine, Scooby-Doo, Dora the Explorer, Spider-Man, SpongeBob SquarePants* and characters from the movies *Madagascar, Finding Nemo, The Incredibles* and *Cars.*

We launched our Developer's Studio in July 2001, which consists of a team dedicated to creating software tools that help turn the content designed by our content developers into interactive content that works with our various platforms. In an effort to increase the amount and variety of content available for our platform products, we make these tools available to outside developers. Our Developer's Studio team trains and provides technical support to internal and external content development teams, and works with our production team to turn our internally developed content into interactive books and software. Finally, this team is responsible for managing the business relationships with our community of third-party developers that are trained to create content for our platforms.

Our research and development expense was $54.5 million in 2006, $52.3 million in 2005 and $70.0 million in 2004.

Intellectual Property

We believe that the protection of our patents, trademarks, trade dress, copyrights and trade secrets is critical to our future success, and we aggressively protect our proprietary rights through a combination of patents, trademarks, copyrights, trade secrets, confidentiality procedures, nondisclosure agreements and other contractual agreements. As of December 31, 2006, we had more than 60 utility and design patents issued by the U.S. Patent and Trademark Office, as well as more than 60 issued internationally. Additionally, we have filed more than 180 patent applications pending in the United States and in other countries. As of December 31, 2006, we also had over 80 U.S. trademark registrations, as well as over 310 foreign trademark registrations. We also rely upon trade secrets, technical know-how and continuing invention to develop and maintain our competitive position. For a discussion of how our intellectual property rights may not prevent our competitors from using similar or identical technology, see "Item 1A.—Risk Factors—Our intellectual property rights may not prevent our competitors from using our technologies or similar technologies to develop competing products, which could weaken our competitive position and harm our operating results." For a discussion of how our intellectual property rights may not insulate us from claims of infringement by third parties, see "Item 1A.—Risk Factors—Third parties have claimed, and may claim in the future, that we are infringing their intellectual property rights, which may cause us to incur significant litigation or licensing expenses or to stop selling some or all of our products or using some of our trademarks."

Manufacturing, Logistics and Other Operations

Our manufacturing and operations strategy is designed to maximize the use of outsourced services particularly with respect to the actual production and physical distribution of our products. We believe our outsourcing strategy enhances the scalability of our manufacturing efforts. In order to work closely with our manufacturing service providers, we have established subsidiaries in Hong Kong and Macau. We manage our outsourced manufacturing by allowing LeapFrog's engineering resources to focus on the product design and manufacturability while our contract manufacturers manage the supply of raw materials. Most of our products are manufactured from basic raw materials such as plastic and paper, and the majority of our products require electronic components. These raw materials are readily available from a variety of sources, but may be subject to significant fluctuations in price. Some of our electronic components used to make our products, including our ASICs, currently come from sole suppliers. For information as to how this concentration of suppliers could affect our business, see "Item 1A.—Risk Factors—We depend on our suppliers for our components and raw materials, and our production or operating margins would be harmed if these suppliers are not able to meet our demand and alternative sources are not available" and "—Increases in our component or manufacturing costs could reduce our gross margins."

We use contract manufacturers located in Asia, primarily in the People's Republic of China or PRC, to build our finished products. These suppliers are selected based on their technical and production capabilities and are matched to particular products to achieve cost and quality efficiencies. For information as to how this concentration of manufacturing could affect our business, see "Item 1A.—Risk Factors—We rely on a limited number of manufacturers, virtually all of which are located in China, to produce our finished products, and our reputation and operating results could be harmed if they fail to produce quality products in a timely and cost-effective manner and in sufficient quantities."

In our U.S. Consumer segment, some products are shipped directly to our contract warehouse in Fontana, California then they are later shipped to meet the demands of our major U.S. retailers and other smaller retailers and distributors throughout the United States. Some products are shipped directly to the retailers' locations from our contract manufacturers. The products for our International segment are either shipped directly to our international distributors or to local country contract warehouses from which the products are then shipped to meet the demands of our international distributors and customers. The products for our SchoolHouse segment are shipped directly to our contract warehouse in Chino, California and are later shipped to meet the demands of the educational institutions and educators who purchase our products.

Information Technology

In 2005 and 2006, we implemented an information technology environment which is built around a single global instance of Oracle enterprise resource planning, or ERP, applications. This environment supports our core financial, order management, distribution, and supply chain operations. We are also in the process of implementing new data warehouse system and metrics capabilities for improved demand planning, sales analytics, financial planning and financial reporting. For information as to how our information technology environment could affect our business, see "Item 1A—Risk Factors—We have had significant challenges to our management systems and resources, particularly in our supply chain and information systems, and as a result we may experience difficulties managing our business."

Retail Sales Service and Consumer Service

We believe that our ability to establish and maintain long-term relationships with consumers and retailers depends, in part, on the strength of our customer support and service operations. We encourage and utilize frequent communication with and feedback from our consumers and retailers to continually improve our products and service. We have a dedicated retail sales service team that works with our top retailers and provides point-of-sale related analysis for better forecasting and inventory plans. We believe that providing direct contact with our existing and targeted retailer customers is an efficient way to convey the value of our products and services and demonstrate the advantages of our products over those of our competitors.

We have contracted with an outside customer service provider who operates hours appropriate to our industry. The customer service provider's schedule of operation varies to keep pace with the seasonality of our current business. We respond to email inquiries received through our website, and we have a team of in-house consumer service representatives who oversee and coordinate our customer service activities with our third-party customer service providers. In addition, we have a knowledge resource link on our website that directs consumers to a frequently asked questions section, which we update as we receive consumer feedback.

Competition

We compete broadly within the U.S. and international toy industry in the Infant / Toddler / Preschool, and electronic learning aids categories. These categories continue to grow in size and importance, and as a result have become an increasingly competitive arena. Competitors in the educational toy market continue to increase their investment in product research and development and advertising, while focusing on management of global product launches and retail shelf space and market share of products sold directly through online internet based channels. We believe our products compete in these market segments based on brand, product design features, learning content and experience, quality and price. We believe the LeapFrog brand is recognized for quality educational products, enabling us to compare favorably with many of our current competitors on some or all of these factors. For a discussion of the possible effects that competition could have on our business, see "Item 1A.—Risk Factors—If we are unable to compete effectively with existing or new competitors, our sales and market share could decline."

Our Infant / Toddler / Preschool category is strategically significant because it introduces parents to the LeapFrog line of educational products. While our products are differentiated by their educational branding, we face competition from a wide field of companies in all of our major markets. Historically, our principal competitors in the Infant / Toddler / Preschool category have included Mattel, Inc. primarily under its Fisher-Price brand, Hasbro, Inc. and Vtech Holdings Ltd. We also compete with companies that are relatively new to the educational product arena, many of which are smaller than our traditional competitors.

As we move forward with our strategies of providing web connectivity for all our key products and aging-up our portfolio to serve a wider age range of children, we will compete increasingly with products in a number of other categories and industries including computer products, electronic and online games and entertainment appliances. In 2005, we introduced our FLY Pentop Computer. The FLY Pentop Computer is targeted at the market for ages eight years and older. Our FLY marketing plan has allowed us to begin to merchandise our products away from the toy aisle and other LeapFrog branded products. Competitive products in this industry include handheld and console-based gaming platforms from Sony, Microsoft and Nintendo and games and other software produced for these platforms. Other products, such as MP3 music players, also compete for consumer disposable income currently allocated to educational toys. The FLY Pentop Computer and associated products, particularly our new FLY Fusion Pentop Computer (available in Fall 2007) can be found at retail stores with other electronic products, and may therefore compete with other electronic devices. Consequently, companies like Apple Inc., Fujitsu Limited, Texas Instruments, Hewlett-Packard Company, Microsoft Corporation, Palm, Inc., Sega Corporation and Toshiba can be considered competitors or potential competitors of LeapFrog.

Our SchoolHouse segment competes in the U.S. supplemental educational materials market. We believe the principal competitive factors affecting the market for our products in the school market are proven educational effectiveness, brand, features and price. Our SchoolHouse segment faces competition in the supplemental curriculum market from major textbook publishers such as Harcourt (a division of Reed Elsevier), Houghton Mifflin Company, McGraw-Hill, Pearson plc and Scholastic Corporation, as well as electronic educational material and service providers such as Knowledge Adventure, Compass Learning, PLATO Learning, Inc., Renaissance Learning and Riverdeep Group plc.

For a discussion of the possible effect the competition could have on our business, see "Item 1A.—Risk Factors—If we are unable to compete effectively with existing or new competitors, our sales and market share could decline."

Seasonality

LeapFrog's business is highly seasonal, with our retail customers making up a large percentage of all purchases during the back-to-school and traditional holiday seasons. Our business, being subject to these significant seasonal fluctuations, generally realizes the majority of our net sales and any of our net income during the third and fourth calendar quarters. These seasonal purchasing patterns and production lead times cause risk to our business associated with the under production of popular items and over production of items that do not match consumer demand. In addition, we have seen our customers managing their inventories more stringently, requiring us to ship products closer to the time they expect to sell to consumers, increasing our risk to meet the demand for specific products at peak demand times, or adversely impacting our own inventory levels by the need to pre-build products to meet the demand.

For more information, see "Item 7—Management's Discussion and Analysis of Financial Condition and Result of Operations —Seasonality and Quarterly Results of Operations" and "Item 1A.—Risk Factors—Our business is seasonal, and therefore our annual operating results depend, in large part, on sales relating to the brief holiday season." And "—If we do not maintain sufficient inventory levels or if we are unable to deliver our product to our customers in sufficient quantities, or if our inventory levels are too high, our operating results will be adversely affected."

Employees

As of December 31, 2006, we had 916 full-time employees. We also retain independent contractors to provide various services, primarily in connection with our content development. We are not subject to any collective bargaining agreements and we believe that our relationship with our employees is good. In the third quarter of 2006, we reorganized our company to create four product groups: Reading Solutions, Interactive Educational Games, FLY and Grade School and Infant / Toddler / Preschool. There was little impact on headcount as a result of this organization. In the fourth quarter we restructured our SchoolHouse segment to focus our sales and product development resources on reading curriculum for core grade levels and to better align it with our consumer strategy. With these changes we expect the segment to have a positive earnings contribution in 2007. This restructuring led to termination of 59 full-time employees in the SchoolHouse segment. For more information about our workforce reduction and employees see "Item 7.—Management's Discussion and Analysis of Financial Condition and Results of Operations—Business Update" and "Item 1A.—Risk Factors—We depend on key personnel, and we may not be able to retain, hire and integrate sufficient qualified personnel to maintain and expand our business."

Executive Officers of the Registrant

The following table sets forth information with respect to our executive officers as of March 1, 2007:

Name	Age	Position Held
Jeffrey G. Katz	51	Chief Executive Officer and Director
William B. Chiasson	54	Chief Financial Officer, President
Nancy G. MacIntyre	47	Executive Vice President, Product, Innovation and Marketing
Martin A. Pidel	42	Executive Vice President, International
William K. Campbell	45	Senior Vice President, Consumer Sales
Michael J. Dodd	47	Senior Vice President, Supply Chain and Operations
Michael J. Lorion	51	President, SchoolHouse
Robert L. Moon	57	Senior Vice President, Chief Information Officer
Hilda S. West	46	Senior Vice President, Human Resources
Peter M. O. Wong	40	General Counsel and Corporate Secretary
Karen L. Luey	46	Vice President, Controller and Principal Accounting Officer

Form 10-K

Jeffrey G. Katz has served as our Chief Executive Officer and President since July 2006 and as a member of our board of directors since June 2005. Mr. Katz served as the Chairman and Chief Executive Officer of Orbitz, Inc. from 2000 to 2004. From 1997 to 2000, Mr. Katz was President and Chief Executive Officer of Swissair. From 1980 to 1997, he served in a variety of roles at American Airlines, including Vice President of American Airlines and President of the Computerized Reservation System Division of SABRE. Mr. Katz serves on the board of directors of Northwest Airlines Corporation, a publicly held airline, and is a member of their Audit Committee. Mr. Katz received a B.S. in mechanical engineering from the University of California, Davis, and holds M.S. degrees from both Stanford University and the Massachusetts Institute of Technology.

William B. Chiasson has served as our Chief Financial Officer since November 2004. Prior to joining us, he served as Senior Vice President and Chief Financial Officer of Levi Strauss & Co., a marketer of apparel, from August 1998 to December 2003. From January 1988 to August 1998, Mr. Chiasson served in varying capacities with Kraft Foods, Inc., a division of Phillip Morris Companies and a manufacturer and seller of branded foods and beverages, most recently as Senior Vice President, Finance and Information Technology for Kraft Foods, Inc. From June 1979 to January 1988, Mr. Chiasson served in varying capacities with Baxter Healthcare, most recently as its Vice President and Controller for the Hospital Group. Mr. Chiasson is a certified public accountant and received his B.A. from the University of Arizona and his M.B.A. from the University of Southern California.

Nancy G. MacIntyre has served as our Executive Vice President, Product, Innovation, and Marketing since February 2007. From May 2005 through January 2007, Ms. MacIntyre served on the executive team at LucasArts, a LucasFilm company, most recently as Vice President of Global Sales and Marketing. Previously, Ms. MacIntyre had been with Atari, Inc as Vice President, Marketing from 2001 through 2005 and with Atari, Inc.'s predecessor Hasbro Interactive from 1998 to 2001 in senior sales and marketing positions. Between 1988 and 1998 Ms. MacIntyre held sales and marketing positions at Broderbund Software and Lotus Development Corp. Ms. MacIntyre received her B.S. in finance and accounting from Drexel University.

Martin A. Pidel has served as our Executive Vice President, International since January 2007. From 1997 through December 2006, Mr. Pidel served in varying capacities with HASBRO, Inc. including key roles in Europe and the US, most recently as Vice President of International Marketing. Prior to joining Hasbro, Mr. Pidel worked for Black & Decker in Germany and the U.K. from 1992 through 1997, where he worked in both product and brand marketing roles. Mr. Pidel received his B.S. in marketing from Albany State University and an M.B.A. at the Schiller International University in Heidelberg, Germany.

William K. Campbell has served as our Senior Vice President, Consumer Sales since May 2006, as Vice President, Consumer Sales from December 2002 to May 2006 and as Director of Sales from January 2000 to December 2002. Prior to joining LeapFrog, he served in varying capacities at Lego Systems, Inc., most recently as national account manager from February 1989 to December 1999. Mr. Campbell received his B.A. from Stephen F. Austin State University.

Michael J. Dodd has served as our Senior Vice President, Supply Chain and Operations since April 2005. Prior to joining us, he co-founded Executive Technology, Inc., a value-added reseller and system integrator of information technology products, and served as its Chief Operating Officer from September 2003 through April 2005. From May 2002 to September 2003, Mr. Dodd served as Executive Vice President, Chief Marketing Officer and Chief Operating Officer at Targus Group International, Inc., a provider of mobile personal computers and wireless accessories. Mr. Dodd was a Vice President, Operations at Juniper Networks, Inc., a manufacturer of internal protocol, or IP, routers from September 2000 to May 2002. From November 1989 to September 2000, Mr. Dodd served in various capacities at Compaq Computer Corporation, a manufacturer of personal computers, most recently as Managing Director of operations and strategic procurement for the Presario personal computer business. Mr. Dodd received his B.B.A. from Texas A&M University.

Michael J. Lorion has served as our President, SchoolHouse since December 2006. Prior to that, Mr. Lorion served at varying capacities at LeapFrog since June 2005. Prior to joining us, Mr. Lorion served in different capacities at palmOne, Inc. from February 2000 to April 2005, most recently as Vice President, Vertical Markets Sales & Marketing. Prior to that, Mr. Lorion held various positions at Apple Computer, Inc. from August 1988 through January 2000, most recently as Vice President, Apple Americas Education Division. Mr. Lorion received his B.S. from Springfield College.

Robert L. Moon has served as our Senior Vice President, Chief Information Officer since February 2005. Prior to joining us, he served as Chief Information Officer and Vice President of Global Corporate Information Systems at Viewsonic Corporation, a global provider of visual display technology products, such as liquid crystal displays and cathode ray tube monitors, from January 2001 through February 2005. From November 1999 to December 2000, Mr. Moon served as Senior Vice President of Operations at Unibex, Inc., a business-to-business e-commerce exchange. Prior to that, from February 1995 to November 1999, Mr. Moon was the Chief Information Officer and Vice President at Micros Systems, Inc. a provider of hospitality point of sale and property management systems. Prior to entering the private sector, Mr. Moon served for 21 years as an officer of the United States Navy, retiring with the rank of Commander. His last assignment in the Navy was as Chief Information Officer and Deputy Director of Operations for the Office of Naval Research in Washington, D.C., for which he received the Navy's Distinguished Service Medal. Mr. Moon received his B.S. from the United States Naval Academy and pursued graduate studies at George Washington University in the area of management of science and technology.

Hilda S. West has served as our Senior Vice President, Human Resources, since October 2006. Prior to joining us, Ms. West served in various capacities at Autodesk, Inc., a leading design software company, from February 2002 to October 2006, most recently as Senior Director, Talent Management. Prior to that, Ms. West served as Senior Director, Human Resources at Ninth House Network, an e-learning provider for organizational development from May 2000 through October 2002. Ms. West received her B.S. from Boston University and her M.B.A. from the Walter A. Haas School of Business at the University of California, Berkeley.

Peter M. O. Wong has served as our General Counsel since April 2006 and as our Corporate Secretary since February 2005. Mr. Wong served as our Vice President, Legal Affairs from August 2004 to March 2006 and as our Corporate Counsel from November 2001 to July 2004. From 1999 to 2001, he worked at Quokka Sports, Inc., a digital sports entertainment company, most recently as Associate General Counsel and Vice President, Corporate Development. Prior to that, he was a business attorney at Cooley Godward Kronish LLP (formerly Cooley Godward LLP) and Howard, Rice, Nemerovski, Canady Falk & Rabkin. Mr. Wong received his B.A. from the University of California, Berkeley, and his J.D. from the University of California, Hastings College of the Law.

Karen L. Luey has served as our Vice President, Controller and Principal Accounting Officer since December 2005. Prior to joining us, Ms. Luey served as Vice President Finance and Corporate Controller of Sharper Image Corporation, a multi-channel specialty retailer of consumer products, from July 2000 to December 2005. From August 1997 to July 2000, Ms. Luey served as Vice President, Controller with Discovery Channel Retail, the retail division of Discovery Communications, a global media and entertainment company. From 1990 to August 1997, Ms. Luey served in various capacities at Sharper Image Corporation. Ms. Luey received her B.S. from California State University, Hayward.

Available Information

We are subject to the information requirements of the Securities Exchange Act of 1934, or the Exchange Act. Therefore, we file periodic reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. Such reports, proxy statements and other information may be obtained by visiting the Public Reference Room of the SEC at 100 F Street, NE, Washington, DC 20549 or by calling the SEC at 1-800-SEC-0330, by sending an electronic message to the SEC at publicinfo@sec.gov or by sending a fax to the SEC at 1-202-777-1027. In addition, the SEC maintains a website (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically.

We make our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, available (free of charge) on or through our website located at www.LeapFroginvestor.com, as soon as reasonably practicable after they are filed with or furnished to the SEC. Information contained on or accessible through our website is not deemed to be part of this report on Form 10-K.

Item 1A. Risk Factors.

Our business and the results of its operations are subject to many factors, some of which are beyond our control. The following is a description of some of the risks and uncertainties that may affect our future financial performance.

Our operating plan may not correct recent trends in our business.

In July 2006, our board of directors appointed Jeffrey G. Katz as our President and Chief Executive Officer. Under Mr. Katz's leadership, we commenced and completed a full strategic review of our business. The critical strategic themes of the plan that resulted from this review are detailed in "Item 1—Business—Overview."

We may encounter difficulties executing our new business strategy. Among other things, we may not have sufficient resources to make the necessary investments to develop and implement the technological advances required to maintain our competitive position in our industry. Therefore, we cannot provide any assurance that we can successfully implement this strategic plan, or if implemented, that it will appreciably improve sales and earnings. Failure to execute our operating plan may have an adverse impact on our operating results and financial condition.

If we fail to predict consumer preferences and trends accurately, develop and introduce new products rapidly or enhance and extend our existing core products, our sales will suffer.

Sales of our platforms, related software and stand-alone products typically have grown in the periods following initial introduction, but we expect sales of specific products to decrease as they mature. For example, net sales of the Classic LeapPad and My First LeapPad platforms in our U.S. Consumer business peaked in 2002 and have been declining since. Therefore, the introduction of new products and the enhancement and extension of existing products, through the introduction of additional software or by other means, is critical to our future sales growth. To remain competitive, we must continue to develop new technologies and products and enhance existing technologies and product lines, as well as successfully integrate third-party technology with our own.

The successful development of new products and the enhancement and extension of our current products will require us to anticipate the needs and preferences of consumers and educators and to forecast market and technological trends accurately. Consumer preferences, and particularly children's preferences, are continuously changing and are difficult to predict. In addition, educational curricula change as states adopt new standards.

We cannot assure you that these products will be successful or that other products will be introduced or, if introduced, will be successful. The failure to enhance and extend our existing products or to develop and introduce new products that achieve and sustain market acceptance and produce acceptable margins would harm our business and operating results.

We depend on key personnel, and we may not be able to hire, retain and integrate sufficient qualified personnel to maintain and expand our business.

Our future success depends partly on the continued contribution of our key executives and technical, sales, marketing, manufacturing and administrative personnel. In July 2006, our board of directors appointed Jeffrey G. Katz as our President and Chief Executive Officer. Subsequent to Mr. Katz's appointment, we reorganized our management team and appointed new global business leaders for our product lines. During 2006, we hired a new Vice President of Software Engineering, Vice President of Web Products, Vice President of Hardware Engineering, and Senior Vice President of Human Resources, and in early 2007, we hired a new Executive Vice President, International and a new Executive Vice President of Product, Innovation and Marketing. We also commenced a full strategic review and planning process, which will require us to add new strategic capabilities and related management personnel. We have experienced significant turnover in our management positions. If our new leaders are unable to properly integrate into the business or if we are unable to appropriately replace personnel or functional capabilities on a timely basis or at all, our business will be adversely affected.

In October 2006, we completed consolidation of our office locations, moving our research and development offices from Los Gatos, California to our corporate headquarters in Emeryville, California, approximately 50 miles away. We may face the challenge of retaining our Los Gatos personnel due to the change of location and may be unable to hire skilled personnel to replace them. The loss of services of any of our key personnel could harm our business. If we fail to retain, hire, train and integrate qualified employees and contractors, we will not be able to maintain and expand our business.

Part of our compensation package includes stock and/or stock options. If our stock performs poorly, it may adversely affect our ability to retain or attract key employees. In addition, because we have been required to treat all stock-based compensation as an expense as of January 1, 2006, we experienced increased compensation costs in 2006. Changes in compensation packages or costs could impact our profitability and/or our ability to attract and retain sufficient qualified personnel.

Our advertising and promotional activities may not be successful.

Our products are marketed through a diverse spectrum of advertising and promotional programs. Our ability to sell product is dependent in part upon the success of such programs. If we do not successfully market our products, or if media or other advertising or promotional costs increase, these factors could have a material adverse effect on our business and results of operations.

If we are unable to compete effectively with existing or new competitors, our sales and market share could decline.

We currently compete primarily in the Infant / Toddler / Preschool category, and electronic learning aids category of the U.S. toy industry and, to some degree, in the overall U.S. and international toy industry. We believe that we are also beginning to compete, and will increasingly compete in the future, with makers of popular game platforms and smart mobile devices such as personal digital assistants. Our SchoolHouse segment competes in the U.S. supplemental educational materials market. Each of these markets is very competitive and we expect competition to increase in the future. Many of our direct, indirect and potential competitors have significantly longer operating histories, greater brand recognition and substantially greater financial, technical and marketing resources than we do. These competitors may be able to respond more rapidly than we can to changes in consumer requirements or preferences or to new or emerging technologies. They may also devote greater resources to the development, promotion and sale of their products than we do. We cannot assure you that we will be able to compete effectively in our markets.

Our business depends on three retailers that together accounted for approximately 66% of our consolidated net sales and 70% of the U.S. Consumer segment sales in 2006, and our dependence upon a small group of retailers may increase.

Wal-Mart (including Sam's Club), Toys "R" Us and Target accounted in the aggregate for approximately 70% of our net sales in 2006. In 2006, sales to Wal-Mart (including Sam's Club), Toys "R" Us and Target accounted for approximately 26%, 22% and 18%, respectively, of our consolidated net sales. We expect that a small number of large retailers will continue to account for a significant majority of our sales and that our sales to these retailers may increase as a percentage of our total sales.

We do not have long-term agreements with any of our retailers. As a result, agreements with respect to pricing, shelf space, cooperative advertising or special promotions, among other things, are subject to periodic negotiation with each retailer. Retailers make no binding long-term commitments to us regarding purchase volumes and make all purchases by delivering one-time purchase orders. If any of these retailers reduce their purchases from us, change the terms on which we conduct business with them or experience a future downturn in their business, our business and operating results could be harmed.

Our business is seasonal, and therefore our annual operating results depend, in large part, on sales relating to the brief holiday season.

Sales of consumer electronics and toy products in the retail channel are highly seasonal, causing the substantial majority of our sales to retailers to occur during the third and fourth quarters. In 2006, approximately 73% of our total net sales occurred during the latter half of the year. This percentage of total sales may increase as retailers become more efficient in their control of inventory levels through just-in-time inventory management systems. Generally, retailers time their orders so that suppliers like us will fill the orders closer to the time of purchase by consumers, thereby reducing their need to maintain larger on-hand inventories throughout the year to meet demand.

Failure to predict accurately and respond appropriately to retailer and consumer demand on a timely basis to meet seasonal fluctuations, or any disruption of consumer buying habits during this key period, would harm our business and operating results. We expect that we will continue to incur losses in 2007 and in the first and second quarters of each year for the foreseeable future.

If we do not maintain sufficient inventory levels or if we are unable to deliver our product to our customers in sufficient quantities, or if our retailer's inventory levels are too high, our operating results will be adversely affected.

The high degree of seasonality of our business places stringent demands on our inventory forecasting and production planning processes. If we fail to meet tight shipping schedules, we could damage our relationships with retailers, increase our shipping costs or cause sales opportunities to be delayed or lost. In order to be able to deliver our merchandise on a timely basis, we need to maintain adequate inventory level of the desired products. If our inventory forecasting and production planning processes result in us manufacturing inventory levels in excess of the levels demanded by our customers, our operating results could be adversely affected due to additional inventory write-downs for excess and obsolete inventory. If the inventory of our products held by our retailers is too high, they will not place orders for additional products, which would unfavorably impact our future sales and adversely affect our operating results.

We depend on our suppliers for our components and raw materials, and our production or operating margins would be harmed if these suppliers are not able to meet our demand and alternative sources are not available.

Some of the components used to make our products, including our application-specific integrated circuits, or ASICs, currently come from a single supplier. Additionally, the demand for some components such as liquid crystal displays, integrated circuits or other electronic components is volatile, which may lead to shortages. If our suppliers are unable to meet our demand for our components and raw materials and if we are unable to obtain an alternative source or if the price available from our current suppliers or an alternative source is prohibitive, our ability to maintain timely and cost-effective production of our products would be seriously harmed and our operating results would suffer. In addition, as we do not have long-term agreements with our major suppliers, they may stop manufacturing our components at any time.

We rely on a limited number of manufacturers, virtually all of which are located in China, to produce our finished products, and our reputation and operating results could be harmed if they fail to produce quality products in a timely and cost-effective manner and in sufficient quantities.

We outsource substantially all of our finished goods assembly, using several Asian manufacturers, most of who manufacture our products at facilities in the Guangdong province in the southeastern region of China. We depend on these manufacturers to produce sufficient volumes of our finished products in a timely fashion, at satisfactory quality and cost levels and in accordance with our and our customers' terms of engagement. If our manufacturers fail to produce quality finished products on time, at expected cost targets and in sufficient quantities, our reputation and operating results would suffer. In addition, as we do not have long-term agreements with our manufacturers, they may stop manufacturing for us at any time, with little or no notice. We may be unable to manufacture sufficient quantities of our finished products and our business and operating results could be harmed.

Increases in our component or manufacturing costs could reduce our gross margins.

Cost increases for our components or manufacturing services, whether resulting from shortages of materials, labor or otherwise, including, but not limited to rising cost of materials, transportation services, labor, commodity price increases and the impact of foreign currency fluctuations could negatively impact our gross margins. Because of market condition and other factors, we may not be able to offset any such increased costs by adjusting the price of our products.

Any errors or defects contained in our products, or our failure to comply with applicable safety standards, could result in delayed shipments or rejection of our products, damage to our reputation and expose us to regulatory or other legal action.

We have experienced, and in the future may experience, delays in releasing some models and versions of our products due to defects or errors in our products. Our products may contain errors or defects after commercial shipments have begun, which could result in the rejection of our products by our retailers, damage to our reputation, lost sales, diverted development resources and increased customer service and support costs and warranty claims, any of which could harm our business. Individuals could sustain injuries from our products, and we may be subject to claims or lawsuits resulting from such injuries. There is a risk that these claims or liabilities may exceed, or fall outside the scope of, our insurance coverage. Moreover, we may be unable to retain adequate liability insurance in the future. We are subject to the Federal Hazardous Substances Act, the Flammable Fabrics Act, regulation by the Consumer Product Safety Commission, or CPSC, and other similar federal, state and international rules and regulatory authorities. Our products could be subject to involuntary recalls and other actions by such authorities. Concerns about potential liability may lead us to recall voluntarily selected products. Recalls or post-manufacture repairs of our products could harm our reputation, increase our costs or reduce our net sales.

We have had significant challenges to our management systems and resources, particularly in our supply chain and information systems, and as a result we may experience difficulties managing our business.

We rely on various information technology systems and business processes to manage our operations. We are currently implementing modifications and upgrades to our systems and processes. There are inherent costs and risks associated with replacing and changing these systems and processes, including substantial capital expenditures, demands on management time and the risk of delays or difficulties in transitioning to new systems or of integrating new systems into our current systems. Any information technology system disruptions, if not anticipated and appropriately mitigated, could have an adverse effect on our business and operations.

Our international consumer business may not succeed and subjects us to risk associated with international operations.

We derived approximately 23% of our net sales from markets outside the United States in 2006. As part of our business review, we announced in July 2006, we are in the process of reviewing our international business and expect to strengthen our international product and distribution effectiveness. However, our efforts to increase sales for our products outside the United States may not be successful and may not achieve higher sales or gross margins or contribution to profitability.

Our business is, and will increasingly be, subject to risks associated with conducting business internationally, including:

- developing successful products that appeal to the international markets;
- political and economic instability, military conflicts and civil unrest;
- greater difficulty in staffing and managing foreign operations;
- transportation delays and interruptions;
- greater difficulty enforcing intellectual property rights and weaker laws protecting such rights;
- complications in complying with laws in varying jurisdictions and changes in governmental policies;
- trade protection measures and import or export licensing requirements;
- currency conversion risks and currency fluctuations; and
- limitations, including taxes, on the repatriation of earnings.

Any difficulties with our international operations could harm our future sales and operating results.

Our financial performance will depend in part on our SchoolHouse segment, which may not be successful.

We launched our SchoolHouse segment in June 1999 to deliver classroom instructional programs to the pre-kindergarten through 5th grade school market and explore adult learning opportunities. To date, the SchoolHouse segment, has incurred cumulative operating losses. In December 2006, we announced a reorganization of the SchoolHouse segment, which reduced the size of our SchoolHouse organization by half. Going forward, the segment is focusing sales and product development resources on reading curriculum for core grade levels. However, if we cannot continue to increase market acceptance of our SchoolHouse segment's supplemental educational products, the segment's future sales and profitability could suffer.

Our intellectual property rights may not prevent our competitors from using our technologies or similar technologies to develop competing products, which could weaken our competitive position and harm our operating results.

Our success depends in large part on our proprietary technologies that are used in our learning platforms and related software. We rely, and plan to continue to rely, on a combination of patents, copyrights, trademarks, service trademarks, trade secrets, confidentiality provisions and licensing arrangements to establish and protect our proprietary rights. The contractual arrangements and the other steps we have taken to protect our intellectual property may not prevent misappropriation of our intellectual property or deter independent third-party development of similar technologies. The steps we have taken may not prevent unauthorized use of our intellectual property, particularly in foreign countries where we do not hold patents or trademarks or where the laws may not protect our intellectual property as fully as in the United States. Some of our products and product features have limited intellectual property protection, and, as a consequence, we may not have the legal right to prevent others from reverse engineering or otherwise copying and using these features in competitive products. In addition, monitoring the unauthorized use of our intellectual property is costly, and any dispute or other litigation, regardless of outcome, may be costly and time-consuming and may divert our management and key personnel from our business operations. However, if we fail to protect or to enforce our intellectual property rights successfully, our rights could be diminished and our competitive position could suffer, which could harm our operating results. For additional discussion of litigation related to the protection of our intellectual property, see "Part I, Financial Information, Note 11 to the Consolidated Financial Statements—"Commitments and Contingencies,"—Legal Proceedings.—*LeapFrog Enterprises, Inc. v. Fisher-Price, Inc. and Mattel, Inc.*"

Third parties have claimed, and may claim in the future, that we are infringing their intellectual property rights, which may cause us to incur significant litigation or licensing expenses or to stop selling some of our products or using some of our trademarks.

In the course of our business, we periodically receive claims of infringement or otherwise become aware of potentially relevant patents, copyrights, trademarks or other intellectual property rights held by other parties. Responding to any infringement claim, regardless of its validity, may be costly and time-consuming, and may divert our management and key personnel from our business operations. If we, our distributors or our manufacturers are adjudged to be infringing the intellectual property rights of any third-party, we or they may be required to obtain a license to use those rights, which may not be obtainable on reasonable terms, if at all. We also may be subject to significant damages or injunctions against the development and sale of some of our products or against the use of a trademark or copyright in the sale of some of our products. Our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all the liability that could be imposed. For more information regarding this see "Part I, Financial Information, Note 11 to the Consolidated Financial Statements—"Commitments and Contingencies,"—Legal Proceedings—*Tinkers & Chance v. LeapFrog Enterprises, Inc.*"

Our net loss would be increased and our assets would be reduced if we are required to record impairment of our intangible assets.

Intangible assets include the excess purchase price over the cost of net assets acquired, or goodwill. Goodwill arose from our September 1997 acquisition of substantially all the assets and business of our predecessor, LeapFrog RBT, and our acquisition of substantially all the assets of Explore Technologies in July 1998. Our intangible assets had a net balance of $25.9 million and $27.6 million at December 31, 2006 and 2005, respectively, which are allocated to our U.S. Consumer segment. Pursuant to Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), goodwill and other intangibles with indefinite lives are tested for impairment at least annually. In determining the existence of impairment, we consider changes in our strategy and in market conditions and this could result in adjustments to our recorded asset balances. Specifically, we would be required to record impairment if the carrying values of our intangible assets exceed their estimated fair values. Such impairment recognition would decrease the carrying value of intangible assets and increase our net loss. At December 31, 2006 and 2005, we had $19.5 million of goodwill and other intangible assets with indefinite lives. We tested our goodwill and other intangible assets with indefinite lives for impairment during the fourth quarter by comparing their carrying values to their estimated fair values. As a result of this assessment, we determined that no adjustments were necessary to the stated values.

We are subject to international, federal, state and local laws and regulations that could impose additional costs or changes on the conduct of our business.

We operate in a highly regulated environment with international, federal, state and local governmental entities regulating many aspects of our business, including products and the importation of products. Regulations with which we must comply include accounting standards, taxation requirements (including changes in applicable income tax rates, new tax laws and revised tax law interpretations), trade restrictions, regulations regarding financial matters, environmental regulations, advertising directed toward children, safety and other administrative and regulatory restrictions. Compliance with these and other laws and regulations could impose additional costs on the conduct of our business. While we take all the steps we believe are necessary to comply with these laws and regulations, there can be no assurance that have achieved compliance or that we will be in compliance in the future. Failure to comply with the relevant regulations could result in monetary liabilities and other sanctions which could have a negative impact on our business, financial condition and results of operations. In addition, changes in laws or regulations may lead to increased costs, changes in our effective tax rate, or the interruption of normal business operations that would negatively impact our financial condition and results of operations.

From time to time, we are involved in litigation, arbitration or regulatory matters where the outcome is uncertain and which could entail significant expense.

We are subject from time to time to regulatory investigations, litigation and arbitration disputes. As the outcome of these matters is difficult to predict, it is possible that the outcomes of any of these matters could have a material adverse effect on the business. For more information regarding litigation see "Part I, Financial Information, Note 11 to the Consolidated Financial Statements—"Commitments and Contingencies,"—Legal Proceedings" in this report.

Weak economic conditions, armed hostilities, terrorism, natural disasters, labor strikes or public health issues could have a material adverse effect on our business.

Weak economic conditions in the U.S. or abroad as a result of lower consumer spending, lower consumer confidence, higher inflation, higher commodity prices, such as the price of oil, political conditions, natural disaster, labor strikes or other factors could negatively impact our sales or profitability. Furthermore, armed hostilities, terrorism, natural disasters, or public health issues, whether in the U.S. or abroad could cause damage and disruption to our Company, our suppliers or our customers or could create political or economic instability, any of which could have a material adverse impact on our business. Although it is impossible to predict the consequences of any such events, they could result in a decrease in demand for our product or create delay or inefficiencies in our supply chain, by making it difficult or impossible for us to deliver products to our customers, or for our manufacturers to deliver products to us, or suppliers to provide component parts.

Notably, our U.S. distribution centers, including our distribution center in Fontana, California, and our corporate headquarters are located in California near major earthquake faults that have experienced earthquakes in the past. In addition to the factors noted above, our existing earthquake insurance relating to our distribution center may be insufficient and does not cover any of our other operations.

If we are unable to maintain the effectiveness of our internal control over financial reporting, we may not be able to accurately report our financial results and our management may not be able to provide its report on the effectiveness of our internal control over financial reporting as required by the Sarbanes-Oxley Act.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2006 and December 31, 2005. The assessment as of December 31, 2006, concluded that these controls were effective, and the assessment as of December 31, 2005 identified a material weakness in our internal control over financial reporting for our financial statement close process. For more information, see

"Item 9A. Controls and Procedures" in this report on our assessment of our internal control over financial reporting. We received an unqualified opinion from our external auditors on our financial statements for the years ended December 31, 2006 and 2005. Areas of our internal control over financial reporting may require improvement from time to time. If management is unable to assert that our internal control over financial reporting is effective at any time in the future, or if our external auditors are unable to express an opinion that our internal control over financial reporting is effective, investors may lose confidence in our reported financial information, which could result in the decrease of the market price of our Class A common stock.

One stockholder controls a majority of our voting power as well as the composition of our board of directors.

Holders of our Class A common stock will not be able to affect the outcome of any stockholder vote. Our Class A common stock entitles its holders to one vote per share, and our Class B common stock entitles its holders to ten votes per share on all matters submitted to a vote of our stockholders. As of December 31, 2006, Lawrence J. Ellison and entities controlled by him beneficially owned approximately 16.7 million shares of our Class B common stock, which represents approximately 53% of the combined voting power of our Class A common stock and Class B common stock. As a result, Mr. Ellison controls all stockholder voting power, including with respect to:

- the composition of our board of directors and, through it, any determination with respect to our business direction and policies, including the appointment and removal of officers;
- any determinations with respect to mergers, other business combinations, or changes in control;
- our acquisition or disposition of assets;
- our financing activities; and
- payment of dividends on our capital stock, subject to the limitations imposed by our credit facility.

This control by Mr. Ellison could depress the market price of our Class A common stock or delay or prevent a change in control of LeapFrog.

The limited voting rights of our Class A common stock could negatively affect its attractiveness to investors and its liquidity and, as a result, its market value.

The holders of our Class A and Class B common stock generally have identical rights, except that holders of our Class A common stock are entitled to one vote per share and holders of our Class B common stock are entitled to ten votes per share on all matters to be voted on by stockholders. The holders of our Class B common stock have various additional voting rights, including the right to approve the issuance of any additional shares of Class B common stock and any amendment of our certificate of incorporation that adversely affects the rights of our Class B common stock. The difference in the voting rights of our Class A common stock and Class B common stock could diminish the value of our Class A common stock to the extent that investors or any potential future purchasers of our Class A common stock attribute value to the superior voting or other rights of our Class B common stock.

Provisions in our charter documents, Delaware law and our credit facility agreement may delay or prevent an acquisition of our Company, which could decrease the value of our Class A common stock.

Our certificate of incorporation and bylaws and Delaware law contain provisions that could make it harder for a third-party to acquire us without the consent of our board of directors. These provisions include limitations on actions by our stockholders by written consent and the voting power associated with our Class B common stock. In addition, our board of directors has the right to issue preferred stock without stockholder approval, which could be used by our board of directors to affect a rights plan or "poison pill" that could dilute the stock ownership of a potential hostile acquirer and may have the effect of delaying, discouraging or preventing an acquisition of our Company. Delaware law also imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding voting stock. Although we believe these provisions provide for an opportunity to receive a higher bid by requiring potential acquirers to negotiate with our board of directors, these provisions apply even if the offer may be considered beneficial by some stockholders. In addition, under the terms of our credit agreement, we may need to seek the written consent of our lenders of the acquisition of our Company.

Our stockholders may experience significant additional dilution upon the exercise of options or issuance of stock awards.

As of December 31, 2006, there were outstanding awards under our equity incentive plans that could result in the issuance of approximately 9.7 million shares of Class A common stock. To the extent we issue shares upon the exercise of any of options, performance-based stock awards or other equity incentive awards issued under our 2002 Equity Incentive Plan, investors in our Class A common stock will experience additional dilution.

Our stock price could become more volatile and your investment could lose value.

All the factors discussed in this section could affect our stock price. The timing of announcements in the public markets regarding new products, product enhancements by us or our competitors or any other material announcements could affect our stock price. Speculation in the media and analyst community, changes in recommendations or earnings estimates by financial analysts, changes in investors' or analysts' valuation measures for our stock and market trends unrelated to our stock can cause the price of our stock to change. A significant drop in the price of our stock could also expose us to the risk of securities class action lawsuits, which could result in substantial costs and divert management's attention and resources, which could adversely affect our business.

Item 1B. Unresolved Staff Comments.

Not applicable.

Item 2. Properties.

The table below identifies a list of material property locations that we currently hold. In addition to these properties, we have leased properties for administration, sales and operations in Arkansas, Canada, England, France, Mexico and China, each of which is less than 10,000 square feet of space, respectively.

Location	Use	Square Feet	Type of Possession	Lease Expiration Date
Fontana, California	Distribution Center	600,000	Lease	2010
Emeryville, California	Headquarters-operations for our three business segments	137,200	Lease	2016
Fontana, California	Distribution Center	126,672	Lease	2006
Ontario, California	Distribution Center	109,000	Lease	2008
Los Gatos, California	Engineering, research and development	19,300	Lease	2007
Beijing, China	Administration and Logistics for China operations	14,531	Lease	2009
Shenzhen, China	Technology Research & Development	13,262	Lease	2009
Hong Kong, China	Asian administration and logistics	12,877	Lease	2007
Austin, Texas	SchoolHouse Segment operations	10,000	Lease	2008

In 2006, we completed consolidation of our office locations, moving our research and development offices from Los Gatos, California to our corporate headquarters in Emeryville, California; and opened an office in Shenzhen, China to expand our research and development activities.

Item 3. Legal Proceedings.

From time to time, LeapFrog is party to various pending claims and lawsuits. We are currently party to the lawsuits described below, and we intend to defend or pursue these suits vigorously.

Tinkers & Chance v. LeapFrog Enterprises, Inc.

In August 2005, a complaint was filed against us in the federal district court for the Eastern District of Texas by Tinkers & Chance, a Texas partnership. The complaint alleges that we have infringed, and induced others to infringe, United States Patent No. 6,739,874 by making, selling and/or offering for sale in the United States and/or importing our LeapPad and Leapster platforms and other unspecified products. Tinkers & Chance seeks unspecified monetary damages, including triple damages based on its allegation of willful and deliberate infringement, attorneys' fees and injunctive relief. In the spring of 2006, the court granted Tinkers & Chance's motions to amend the complaint to add claims of infringement of U.S. Patent Nos. 7,006,786; 7,018,213; 7,029,283 and 7,050,754 against our LeapPad, Leapster and L-Max platforms. A claim construction hearing is set for May 10, 2007 and trial is scheduled for November 2007.

LeapFrog Enterprises, Inc. v. Fisher-Price, Inc. and Mattel, Inc.

In October 2003, we filed a complaint in the federal district court for the district of Delaware against Fisher-Price, Inc., alleging that the Fisher-Price PowerTouch learning system violates United States Patent No. 5,813,861. In September 2004, Mattel, Inc. was joined as a defendant. We are seeking damages and injunctive relief. Following a trial in the district court, the court declared a mistrial because the jury was unable to reach a unanimous verdict, and the parties stipulated to have the case decided by the court based on the seven-day trial record. On March 30, 2006, the district court issued an order entering judgment in favor of Fisher-Price, Inc. with respect to patent infringement and invalidated claim 25 of our '861 patent. We have appealed this decision. The appeal has been fully briefed and a hearing on the appeal was held in March 7, 2007.

Stockholder Class Actions

In December 2003, April 2005 and June 2005, six purported class action lawsuits were filed in federal district court for the Northern District of California against Leapfrog and certain of our current and former officers and directors alleging violations of the Securities Exchange Act of 1934. These actions have since been consolidated into a single proceeding captioned *In Re LeapFrog Enterprises, Inc. Securities Litigation*. On January 27, 2006, the lead plaintiffs in this action filed an amended and consolidated complaint. In July 2006, the Court granted our motion to dismiss the amended and consolidated complaint with leave to amend. On September 29, 2006, plaintiffs filed a second amended consolidated class action complaint. This second amended complaint seeks unspecified damages on behalf of persons who acquired our Class A common stock during the period July 24, 2003 through October 18, 2004. Like the predecessor complaint, this complaint alleges that the defendants caused LeapFrog to make false and misleading statements about our business and forecasts about the financial performance, and that certain of our current and former individual officers and directors sold portions of their stock holdings while in the possession of adverse, non-public information. We have filed a motion to dismiss the second amended consolidated complaint, and a hearing on our motion is set for March 16, 2007. Discovery has not commenced, and a trial date has not been set.

Item 4. Submission of Matters to a Vote of Security Holders.

No matters were submitted to our stockholders during the fourth quarter of our 2006 fiscal year.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information and Holders

Our Class A common stock is listed on the New York Stock Exchange, or the NYSE, under the symbol "LF." There is no established public trading market for the Class B common stock. On February 28, 2007, there were approximately 2,147 holders of record of our Class A common stock and nine holders of record of our Class B common stock.

The following table sets forth the high and low sales prices per share of our Class A common stock on the NYSE in each quarter during the last two years. The values stated below are actual high and low sales prices, inclusive of intra-day trading. The 2005 values differ slightly from our prior year filing due to a change in the source of the data.

2006	High	Low
First quarter	$12.72	$10.48
Second quarter	$10.81	$ 9.35
Third quarter	$10.75	$ 6.71
Fourth quarter	$ 9.91	$ 7.58
2005		
First quarter	$13.85	$10.06
Second quarter	$12.10	$ 9.24
Third quarter	$15.23	$11.13
Fourth quarter	$15.00	$11.37

Dividend Policy

We have never declared or paid any cash dividends on our capital stock. Our current credit facility prohibits the payment of cash dividends on our capital stock. We expect to reinvest any future earnings into the business. Therefore, we do not anticipate paying cash dividends on our common stock in the foreseeable future.

Stock Price Performance Graph(1)

The following graph shows the total stockholder return of an investment of $100.00 in cash for (i) LeapFrog's Class A common stock, (ii) the Standard & Poor's 500 Index and (iii) the Standard & Poor's Consumer Discretionary Index, for the period beginning on July 25, 2002 (based on the closing price of LeapFrog's Class A common stock on the date on which LeapFrog's Class A common stock began trading on the New York Stock Exchange) through December 31, 2006.

The stockholder return shown on the graph below is not necessarily indicative of future performance, and we do not make or endorse any predictions as to future stockholder returns.



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(1) This section is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any filing of LeapFrog under the Securities Act or the Exchange Act whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

Item 6. Selected Financial Data.

The following selected consolidated financial data for the five years ended December 31, 2006, have been derived from our audited consolidated financial statements. The following information is qualified by reference to, and should be read in conjunction with, "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes thereto.

	For the Year Ended December 31,				
	2006	2005	2004	2003	2002
	(In thousands, except per share data)				
Consolidated Statements of Operations Data:					
Net sales	$ 502,255	$649,757	$640,289	$680,012	$531,772
Gross profit	147,034	279,636	259,045	340,144	270,041
Income (loss) from operations	(124,663)	20,953	(13,983)	109,458	71,351
Net income (loss)	$(145,092)	$ 17,500	$ (6,528)	$ 72,675	$ 43,444
Net income (loss) per common share:					
Basic	$ (2.31)	$ 0.28	$ (0.11)	$ 1.27	$ 1.09
Diluted	$ (2.31)	$ 0.28	$ (0.11)	$ 1.20	$ 0.86
Shares used in calculating net income (loss) per share:					
Basic	62,818	61,781	59,976	57,246	39,695
Diluted	62,818	62,329	59,976	60,548	50,744

	December 31,				
	2006	2005	2004	2003	2002
	(In thousands, except per share data)				
Consolidated Balance Sheet Data:					
Cash, cash equivalents, and short-term investments	$ 148,098	$ 72,072	$ 88,747	$112,603	$ 73,327
Restricted cash	—	150	8,418	—	—
Working capital (1)	289,984	410,740	376,610	368,456	224,685
Total assets	450,441	605,829	559,794	552,659	397,682
Long-term obligations – capital lease	4	570	—	—	—
Total stockholders' equity	$ 333,962	$466,323	$434,500	$415,146	$268,798

(1) Current assets less current liabilities.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation.

Overview

LeapFrog creates and markets products which make learning fun with connected, innovative technology that teaches and engages in the world's largest markets. Our mission is to create educational products, content and services that kids love, parents trust, and teachers value.

To date, we have established our brand and products primarily for children up to age 12 in the U.S. retail market. We use the toy form and price points to make learning fun and cost-effective. As a result, sales in our U.S. Consumer and International segments, our largest business segments, currently are generated in the toy aisles of retailers. We have sold the products of our SchoolHouse (formerly referred to as "Education and Training") segment predominantly to educational institutions.

We design, develop and market technology-based educational platforms with curriculum interactive software content and stand-alone products and these products are for sale through retailers, distributors and directly to schools. We operate three business segments, which we refer to as U.S. Consumer, International, and

Form 10-K

SchoolHouse. For further information regarding our three business segments, see Note 21 to our consolidated financial statements contained in Item 8 of this annual report.

In our U.S. Consumer segment, we market and sell our products directly to national and regional mass-market and specialty retailers as well as to other retail stores through sales representatives and through our online store. Our U.S. Consumer segment is our most developed business, and is subject to significant seasonal influences, with the substantial majority of our sales occurring in the third and fourth quarters. In 2006, this segment represented approximately 70% of our total net sales. Although we are expanding our retail presence by selling our products online as well as to electronics and office supply stores, the vast majority of our U.S. Consumer sales are to a few large retailers. Net sales to Wal-Mart (including Sam's Club), Toys "R" Us and Target accounted for approximately 70% of our U.S. Consumer segment sales in 2006 compared to 80% in 2005 and 86% in 2004. As a percentage of our consolidated net sales, combined net sales to Wal-Mart (including Sam's Club), Toys "R" Us and Target accounted for approximately 66%, 64% and 64% of our consolidated net sales in 2006, 2005 and 2004, respectively.

In our International segment, which accounted for 23% of our total net sales for 2006, we sell our products outside the United States directly to retailers and through various distribution arrangements. We have four direct sales offices in the United Kingdom, Canada, France, and Mexico. We also maintain various distribution and strategic arrangements in countries such as Australia, Japan, Germany, Korea and China among others. The International segment represented approximately 23% of our total net sales in 2006.

Our SchoolHouse segment, which accounted for 7% of our total net sales for 2006, currently targets the pre-kindergarten through 5th grade school market in the United States, including sales directly to educational institutions and teacher supply stores, and through catalogs aimed at educators.

Business Update

In July 2006, our board of directors appointed Jeffrey G. Katz, as our President and Chief Executive Officer. Under Mr. Katz's leadership, we commenced and completed a full strategic review of our business. This review was substantially completed in the Fall of 2006 and when we announced the Company plan to:

- Regain market leadership in the learn-to-read market.
- Build our business around key technology platform architectures.
- Provide web connectivity for all our products including those for ages 6 and above.
- Strengthen our portfolio of products.
- Manage the business by creating a metrics-driven culture.

We have begun to implement significant changes based on the findings of our full strategic review. In particular, we are focusing our resources and investments in a few key areas:

- Reading solutions: We will introduce a set of successor products to our LeapPad line of business;
- Interactive educational games: Our successful Leapster line will be updated, hardware margins improved, and our marketing will place a greater emphasis on software sales;
- Across-the-board margin improvement: We are making sourcing improvements, changing the design of key products to reduce product cost, deleting slow-moving or weak margin stock-keeping units (SKUs), and reducing other operating costs that are not tied to product or earnings improvement;
- Web connectivity: Key products will be web connected to support an improved play-experience and better software sales;

- Aging up: The FLY Fusion platform, our next generation FLY product will launch in 2007, and will expand LeapFrog's age segment profile with an improved software library, web connectivity, and sleeker form factor, and enhanced and ease of use;
- International expansion, including China, where test marketing has begun.

In the third quarter of 2006, we reorganized our Company to create four product groups: Reading Solutions, Interactive Educational Games, FLY and Grade School, and Infant / Toddler / Preschool. The head of each product group is accountable for the profit and loss of their group and directs all product development and marketing for their portfolio of products. We believe this new structure provides greater accountability for our key products and better aligns our resources to collaborate efficiently on our top priorities thereby enabling a faster return to profitability. There was little impact on headcount as a result of this re-organization.

In December 2006, we restructured our SchoolHouse segment to focus the sales and product development resources of this segment on reading curriculum for core grade levels, and to better align it with our consumer strategy. This restructuring led to the termination of 59 full-time employees. As a result, in the fourth quarter of 2006, we recorded a related expense in selling, general and administration expense of approximately $1.1 million.

Form 10-K

Summary of Current Results

Our consolidated net sales in 2006 were $502.3 million, a decrease of $147.5 million or 23% compared to 2005, on a reported and on a constant currency basis, which assumes that foreign currency exchange rates were the same in 2006 as 2005. Sales in all segments declined during 2006 primarily as a result of significant reduction in the sales of our LeapPad family of products. We increased our promotional activities to reduce existing FLY Pentop inventories as we plan to replace our FLY Pentop Computer with the FLY Fusion Pentop Computer in 2007. Sales of our screen-based products were down slightly as retailers worked off excess inventories. Retailers' inventories fell an estimated 40% at the end of 2006 compared to the same period last year, which also negatively impacted our 2006 sales.

Our gross margin decreased by 13.7 percentage points to 29.3% in 2006 compared to 43.0% in 2005. Gross margins declined in all segments of the business as a result of significant charges for allowance for excess and obsolete inventory, particularly in our U.S. Consumer and International segments. In addition, we recorded higher sales discounts and allowances mainly due to promotional efforts to assist retailers reduce their slow-moving inventories.

Our selling, general and administrative expense increased by $5.7 million, or 5%, in 2006 compared to 2005. Selling, general and administrative expense consists primarily of salaries and related employee benefits, legal fees, marketing expenses, systems costs, rent, office equipment, supplies and professional fees. The increase was primarily due to higher stock-based compensation expense associated with the adoption of Statement of Financial Standard No. 123(R), "Share-based Payments," or SFAS 123(R), effective January 1, 2006, and severance expenses for terminated employees. These expenses are partially offset by lower legal fees resulting from settlement of outstanding litigation and less expense associated with patent enforcement in 2006.

Our research and development expense increased by $2.1 million, or 4%, in 2006 compared to 2005. Research and development expense consists primarily of costs related to content development, product development and product engineering. The increase was primarily due to expenses associated with the consolidation of our engineering facilities into our headquarters at Emeryville, California and additional expense for stock-based compensation upon the adoption of SFAS 123(R).

Our advertising expense increased by $5.4 million, or 8%, in 2006 compared to 2005. Advertising expense consists primarily of television advertising, cooperative advertising, online promotions and in-store displays. Advertising expense as a percentage of sales was 15% in 2006 compared to 11% in 2005. The increase was primarily attributable to our efforts to reduce inventory levels.

Our loss from operations of $124.7 million, compared to income of $21.0 million in 2005, was primarily driven by the decline in our sales, lower gross margin and higher operating expenses in our U.S. Consumer and International segments.

Our provision for income taxes for 2006 was approximately $26.6 million, compared to $6.3 million for 2005. The increase in income tax expense was driven by the recognition of a non-cash charge to establish a valuation allowance against our gross domestic deferred tax assets in accordance with the criteria of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109").

Our net loss was $145.1 million for 2006, respectively, compared to net income of $17.5 million for 2005. The change was primarily due to the decline in our sales, lower gross margin and higher income tax expense.

Our cash and cash equivalents combined with short-term investments increased to $148.1 million in 2006 from $72.2 million in 2005. The increase was primarily due to the reduction in our inventories and accounts receivable, partially offset by reduced earnings.

Inventories, net of allowances, were $73.0 million at December 31, 2006 and $169.1 million at December 31, 2005. Inventories decreased by $96.1 million, or 57%, from December 31, 2005 to December 31, 2006. In an effort to reduce inventory levels, we significantly curtailed 2006 inventory purchases, which resulted in lower inventory levels at December 31, 2006. Inventory levels also reflect an increase of $10.0 million in the allowance for excess and obsolete inventory. This increase was primarily due to our expectations related to future sales of existing products as well as products to be discontinued or replaced as a result of our updated strategic direction. We have implemented strategies intended to improve our capability to forecast and control our inventory.

We have made and continue to make substantive changes that we believe will correct recent trends in our business. Specifically, during 2006, we have taken the following actions:

- We have consolidated some of our business groups and support functions based on the newly created core brands of our products. These changes are consistent with our ongoing strategic plan and goals and we expect clearer accountability and authority over resources to lead to improved performance.
- We completed the consolidation of our engineering facilities with our corporate headquarters in Emeryville, California during the fourth quarter of 2006. We expect the improved integration of engineering with product and marketing to lead to product and cost improvements.
- During 2006 and early 2007, we hired new employees that have relevant experience and expertise for our senior management team and skills consistent with our new plan. These include a new VP of Software Engineering, VP of Web Products, EVP of International, VP of Hardware Engineering, EVP of Product, Innovation and Marketing, and SVP of Human Resources. We have also promoted a number of our most successful employees to senior roles.
- In July 2006, we completed the installation of the second phase of our Oracle 11i ERP system. This system will improve the linkage between sales forecasting and inventory planning, and improve customer service levels for our retail customers, as well as the quality and timeliness of information to facilitate decision-making. The benefits of the ERP installation will not be fully realized until after the 2006 season. This system is also facilitating inventory reduction by our retailers.
- We completed our SKU "redesign" and rationalization, with total SKU reduction of 18% expected for 2007.
- We selected strategic suppliers and manufacturers to help us deliver our product strategy and improve costs.
- We established a China engineering office to allow us to improve product costs and cycle times.

Our outlook for 2007 and 2008 is consistent with our new strategic plan introduced in Fall 2006.

- We plan to strengthen our position in the reading market by developing new reading solutions products, historically, our most successful product line, which we will begin introducing in 2008.
- We will leverage the success of our Leapster product by introducing 2008 significant updates to the product and to the Leapster family and expanding our software library.
- We will "age-up" our portfolio (i.e., increase the percentage of our products aimed at children age 6 and above) by launching products which are aimed at children who are older than our historically successful grade school age segment, such as our new FLY Fusion, Fusion software and Fusion accessories. We anticipate that FLY Fusion will be utilized as well by our SchoolHouse division and by third party partners around the world.
- We will utilize the web to improve our users' product experience, and to drive sales, marketing and brand awareness
- In the third quarter of 2007, we will launch a number of new products, including our new FLY Fusion Pentop Computer, our first web-connected platform, our new ClickStart My First Computer system and a number of products in our infant / Toddler / preschool category.

While we expect these and other changes to improve trends in our performance, we do not expect them to contribute substantially until after 2007, due to the lead time associated with our product development, sourcing and distribution aspects our business and also due to the year end seasonality that drives substantially all of our sales volume. Accordingly, we expect a modest sales decline in 2007, improved gross margins from 2006 due to 2006 inventory reduction efforts and improved product mix and a decline in operating expenses from 2006, consistent with the decline in sales. Overall, we expect a loss in 2007, which we expect to be significantly less than the loss for 2006.

For information on our operating plan that could affect our business, see "Item 1A.—Risk Factors—Our operating plan may not correct recent trends in our business."

Critical Accounting Policies, Judgments and Estimates

Our management's discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and reported disclosures. On an on-going basis, we evaluate our estimates, including those related to revenue recognition, allowances for accounts receivable, inventory valuation, the valuation of deferred tax assets and tax liabilities, intangible assets and stock-based compensation. We base our estimates on historical experience and on complex and subjective judgments often resulting from determining estimates about the impact of events and conditions that are inherently uncertain. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Our significant accounting policies are described in Note 2 to our consolidated financial statements. Certain accounting policies are particularly important to the portrayal of our financial position and results of operations and require the application of significant judgment by our management. We believe the following critical accounting policies are the most significant in affecting judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

We recognize revenue when products are shipped and title passes to the customer provided that there are no significant post-delivery obligations to the customer and collection is reasonably assured. Net sales represent gross sales less negotiated price allowances based primarily on volume purchasing levels, estimated returns, allowances for defective products, markdowns and other sales allowances for customer promotions. A small portion of our revenue related to training and subscriptions is deferred and recognized as revenue over a period of one to 18 months. We deferred less than 1% of net sales in 2006, 2005 and 2004.

Allowances for Accounts Receivable

We reduce accounts receivable by an allowance for amounts we believe will become uncollectible. This allowance is an estimate based primarily on our management's evaluation of the customer's financial condition, past collection history and aging of the accounts receivable balances. If the financial condition of any of our customers deteriorates, resulting in impairment of its ability to make payments, additional allowances may be required.

We provide estimated allowances for product returns, chargebacks, promotions and defectives on product sales in the same period that we record the related revenue. We estimate our allowances by utilizing historical information for existing products. For new products, we estimate our allowances for product returns on specific terms for product returns and our experience with similar products. We continually assess our historical experience and adjust our allowances as appropriate, and consider other known factors. If actual product returns, chargebacks, promotions and defective products are greater than our estimates, additional allowances may be required. Historically, our estimated allowances for accounts receivable, returns, chargebacks, promotions and defectives have been adequate to cover actual charges.

We disclose our allowances for doubtful accounts on the face of the balance sheet. Our other receivable allowances include allowances for product returns, chargebacks, defective products and promotional markdowns. These other allowances totaled $41.5 million and $44.4 million at December 31, 2006 and 2005, respectively. The decrease in other receivable allowances was primarily due lower sales volume, improved shipping operations and faster collection of outstanding amounts. These allowances are recorded as reductions of gross accounts receivable.

Inventory Valuation

Inventories, net are stated at the lower of cost, on a first-in, first-out basis, or market value. Our estimate of an allowance for slow-moving, excess and obsolete inventories is based on our management's review of on-hand inventories compared to their estimated future usage, demand for our products, anticipated product selling prices and products planned for discontinuation. If actual future usage, demand for our products and anticipated product selling prices are less favorable than those projected by our management, additional inventory write-downs may be required. Management monitors these estimates on a quarterly basis. When considered necessary, management makes additional adjustments to reduce inventory to its net realizable value, with corresponding increases to cost of goods sold. Allowances for excess and obsolete inventory were $34.1 million and $24.2 million in 2006 and 2005, respectively, and are recorded as a reduction of gross inventories. The increase in allowances for excess and obsolescence reflects higher reserves for the LeapPad family of products, given their continuing sales declines and planned replacement in 2008, as well as higher reserves for the FLY Pentop Computer. The FLY Fusion Computer, the next generation of FLY, will be introduced in Fall 2007.

Intangible Assets

Intangible assets include the excess purchase price over the cost of net assets acquired, or goodwill. Goodwill arose from our September 23, 1997 acquisition of substantially all the assets and business of our predecessor, LeapFrog RBT, and our acquisition of substantially all the assets of Explore Technologies on July 22, 1998. Our intangible assets had a net balance of $25.9 million and $27.6 million at December 31, 2006 and 2005, respectively and are allocated to our U.S. Consumer segment pursuant to Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142), goodwill and other intangibles with indefinite lives are tested for impairment at least annually. At December 31, 2006 and 2005, we had $19.5 million of goodwill and other intangible assets with indefinite lives. We tested our goodwill and other intangible assets with indefinite lives for impairment during the fourth quarter by comparing their carrying values to their estimated fair values. As a result of this assessment, we determined that no adjustments were necessary to the stated values.

Intangible assets with other than indefinite lives include patents, trademarks and licenses, one of which is a ten-year technology license agreement entered into in January 2005 to jointly develop and customize our optical scanning technology. The determination of related useful lives and whether the intangible assets are impaired involves significant judgment. Changes in strategy or market conditions could significantly impact these judgments and require that adjustments be recorded to asset balances. We review intangible assets, as well as other long-lived assets, for impairment at least annually or whenever events or circumstances indicate that the carrying value may not be fully recoverable.

Form 10-K

Stock-Based Compensation

At December 31, 2006, we had stock-based compensation plans for employees and nonemployee directors which authorized the granting of various stock-based incentives including restricted stock, restricted stock units and stock options. The vesting periods for restricted stock and restricted stock units are generally three and four years, respectively. We also grant stock options to certain of our employees for a fixed number of shares with an exercise price generally equal to the fair value of the shares on the date of grant. These options generally vest over a four-year period.

Prior to January 1, 2006, we accounted for the stock-based compensation plans under the measurement and recognition provisions of APB Opinion No.25, "Accounting for Stock Issued to Employees," and related Interpretations, permitted under Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). As a result, stock-based compensation was included as a pro forma disclosure in the Notes to the financial statements.

Effective, January 1, 2006, we adopted the recognition provisions of Statement of Financial Accounting Standard No. 123 (R), "Share-Based Compensation" ("SFAS 123(R)"), using the modified-prospective transition method. Under this transition method, compensation cost in 2006 included the portion vesting in the period for (1) all share-based payments granted prior to, but not vested, as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (2) all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). Results for the prior periods have not been restated.

The fair value of each stock option granted is estimated on the date of the grant using the Black-Scholes option-pricing model. The total grant date fair value is recognized over the vesting period of the options on a straight-line basis. The weighted-average assumptions for the expected life and the expected stock price volatility used in the model require the exercise of judgment. The risk-free interest rate used in the model is based on the assumed expected life. The expected life of the options represent the period of time the options are expected to be outstanding and is based on the guidance provided in the SEC Staff Accounting Bulletin No. 107 on Share-Based Payment. Expected stock price volatility is based on a consideration of our stock's historical and implied volatilities as well as the volatilities of other public entities in our industry. The risk-free interest rate used in the model is based on the U.S. Treasury yield curve in effect at the time of grant and has a term equal to the expected life.

Restricted stock awards and restricted stock units are payable in shares of our Class A common stock. The fair value of each restricted stock or unit is equal to the closing market price of our stock on the trading day immediately prior to the date of grant. The grant date fair value is recognized in income over the vesting period of these stock-based awards. The cost of our performance-based stock awards is expensed based on achieving pre-established financial measures, including certain stock price milestones. We did not achieve the related financial goals in 2004, 2005, and 2006, resulting in cancellation of the associated share grants. Stock-based compensation arrangements to non-employees are accounted for using a fair value approach. The compensation costs of these arrangements are subject to re-measurement over the vesting terms.

Income Taxes

We account for income taxes using the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are provided when it is more likely than not that all or a portion of a deferred tax asset will not be realized. In determining whether a valuation allowance is warranted, we take into account such factors as prior earnings history, expected future earnings, carryback and carryforward periods, and tax strategies that could potentially enhance the likelihood of realization of a deferred tax asset.

During 2006, we recorded a non-cash valuation allowance of $60.4 million against its gross deferred tax assets of $60.4 million, of which $24.9 million relates to pre-2006 deferred tax assets. The amount represents 100% of the domestic deferred tax assets. The valuation allowance is calculated in accordance with the provisions of SFAS 109, which requires an assessment of both positive and negative evidence when measuring the need for a valuation allowance. Our domestic net operating losses for the most recent four-year period, the expectation of additional net operating losses in 2007 and changes in our business strategy increased the uncertainty about whether the level of future profitability needed to record the deferred assets will be achieved and represented sufficient negative evidence to require a valuation allowance under the provisions of SFAS 109. We intend to maintain a valuation allowance until sufficient positive evidence exists to support its reversal. Should we determine that we would be able to realize all or part of our deferred tax assets in the future, an adjustment to the valuation allowance would be recorded in the period such determination was made. The majority of our domestic deferred tax assets generally have 0 – 20 years until expiry or indefinite lives.

Our financial statements also include accruals for the estimated amounts of probable future assessments that may result from the examination of federal, state or international tax returns. Our tax accruals, tax provision, deferred tax assets or income tax liabilities may be adjusted if there are changes in circumstances, such as changes in tax law, tax audits or other factors, which may cause management to revise its estimates. The amounts ultimately paid on any future assessments may differ from the amounts accrued and may result in an increase or reduction to the effective tax rate in the year of resolution.

Results of Operations

The following table sets forth selected information concerning our results of operations as a percentage of net sales for the periods indicated:

	Year Ended December 31,		
	2006	2005	2004
Net sales	100.0%	100.0%	100.0%
Cost of sales	70.7	57.0	59.5
Gross profit	29.3	43.0	40.5
Operating expenses:			
Selling, general and administrative	26.3	19.4	18.9
Research and development	10.8	8.1	9.5
Advertising	15.0	10.8	13.0
Depreciation and amortization	2.0	1.6	1.2
Total operating expenses	54.1	39.9	42.6
Income (loss) from operations	(24.8)	3.1	(2.1)
Net interest income and other income (expense), net	1.2	0.4	0.2
Income (loss) before provision (benefit) for income taxes	(23.6)	3.5	(1.9)
Provision (benefit) for income taxes	5.3	1.0	(0.9)
Net income (loss)	(28.9)%	2.5%	(1.0)%

Twelve Months Ended December 31, 2006 Compared To Twelve Months Ended December 31, 2005

Net Sales

Net sales decreased by $147.5 million, or 23%, from $649.8 million in 2005 to $502.3 million in 2006, on a reported and on a constant currency basis, which assumes that foreign currency exchange rates were the same in 2006 as 2005.

Net sales for each segment and its percentage of total Company net sales were as follows:

	Year Ended December 31,				Change	
	2006		2005			
Segment	$(1)	% of Total Company Sales	$(1)	% of Total Company Sales	$(1)	%
U.S. Consumer	$350.7	70%	$478.3	74%	$(127.6)	(27)%
International	114.6	23%	131.2	20%	(16.6)	(13)%
SchoolHouse	37.0	7%	40.3	6%	(3.3)	(8)%
Total Company	**$502.3**	100%	**$649.8**	100%	**$(147.5)**	(23)%

(1) In millions.

U.S. Consumer. Our U.S. Consumer segment's net sales decreased by $127.6 million, or 27%, from $478.3 million in 2005 to $350.7 million in 2006. In our U.S. Consumer segment, net sales of platform, software and stand-alone products in dollars and as a percentage of the segment's total net sales were as follows:

	Net Sales				% of Total	
	Year Ended December 31,		Change		Year Ended December 31,	
	2006(1)	2005(1)	$(1)	%	2006	2005
Platform	$123.8	$196.2	$ (72.4)	(37)%	35%	41%
Software	105.1	145.7	(40.6)	(28)%	30%	30%
Stand-alone	121.8	136.4	(14.6)	(11)%	35%	29%
Net Sales	**$350.7**	**$478.3**	**$(127.6)**	(27)%	**100%**	**100%**

(1) In millions.

The net sales decrease in this segment was primarily the result of the following factors:

- 63% decline in sales volume of our LeapPad family of products, which is technologically past its prime.
- Discounts and allowances mainly due to our promotional efforts to reduce retailers' slow-moving inventories, increased by $5.0 million in 2006. Specifically, we reported 68% lower sales for our FLY Pentop Computer business compared to 2005, reflecting promotional and other activities to reduce existing FLY Pentop inventories in its last selling season. We plan to replace the FLY Pentop Computer with the FLY Fusion Pentop Computer in 2007.

These factors were partially offset by direct sales at our on-line store of approximately $8.0 million compared to $3.1 million in 2005. We plan to continue building our web products business. We expect to continue to improve our online sales principally by improving our sales efforts and methodologies at the web stores of our major retail customers and at the all-online e-tailers, and also at our own online web store.

International. Our International segment's net sales decreased by $16.6 million, or 13 %, from $131.2 million in 2005 to $114.6 million in 2006. On a constant currency basis, net sales decreased 14% from 2005 to 2006.

The net sales decrease in our International segment was primarily due to a significant reduction in our United Kingdom market, which represents approximately 28% of our International net sales. Factors driving this decline were:

- Sales decline from $57.1 million in 2005 to $38.1 million in 2006 in the United Kingdom, which were driven primarily by the significant decline in sales of our LeapPad family of products. Approximately $5.0 million of the sales decline was due to discounts and other allowances to provide consumers with the incentive to purchase these products and reduce retailers' inventories.
- In other countries, we also incurred an additional $5.0 million sales allowances to reduce our inventories and those of our retailer customers.

These factors were partially offset by higher sales in Canada, Spain, Mexico and smaller markets in Asia and Europe in 2006 compared to 2005. Unlike the mature U.K. market, which is seeing declining LeapPad sales, many of these markets are relatively new and have strong LeapPad sales. Some of these countries' sales were also aided by the introduction of Spanish and French versions of Leapster in 2006.

SchoolHouse. Our SchoolHouse segment's net sales decreased by $3.4 million, or 8% from $40.3 million in 2005 to $37.0 million in 2006. We expect the decline to continue into 2007. On December 2006, we announced that we had decided to implement changes in our SchoolHouse segment to return it to positive earnings contribution, and more closely align it with our consumer strategy.

Gross Profit and Gross Margin

The gross profit for each segment and the related gross profit percentage of segment net sales, or gross margin, were as follows:

	Year Ended December 31,				Change	
	2006		2005			
Segment	$(1)	% of Segment's Net Sales	$(1)	% of Segment's Net Sales	$(1)	%
U.S. Consumer	$ 96.7	27.6%	$193.8	40.5%	$ (97.1)	(50)%
International	30.1	26.2%	59.5	45.4%	(29.4)	(49)%
SchoolHouse	20.2	54.9%	26.3	65.3%	(6.1)	(23)%
Total Company	**$147.0**	29.3%	**$279.6**	43.0%	**$(132.6)**	(47)%

(1) In millions.

U.S. Consumer. Our gross margin for the year ended December 31, 2006 decreased by 13.2 percentage points compared to the same period in 2005. The decline was primarily due to the following factors:

- Higher allowances for excess and obsolete inventory, which increased by $10.5 million to 20.8 million in 2006. The higher charges resulted from product sales declines combined with our new product development strategies formalized in the third quarter of 2006. This increase unfavorably impacted gross margin by approximately 3.0 percentage points.
- Closeout and promotional arrangements caused by weaker demand for our LeapPad family of products and our planned replacement of FLY Pentop Computer in 2007 with the FLY Fusion Pentop Computer. This increase negatively impacted gross margin by approximately 5.7 percentage points.

- Cancellation charges on purchase orders for inventory that we cancelled, which increased by $5.9 million from $0.8 million in 2005. This increase impacted gross margin by approximately 1.7 percentage points.

International. Our gross margin for the year ended December 31, 2006 decreased by 19.2 percentage points compared to the same period in 2005. The decline was primarily due to the following factors:

- Increased charges for inventory allowances by $6.5 million in 2006 compared to 2005. The increased charges resulted from our product sales decline and our updated strategic direction. This increase unfavorably impacted gross margin by approximately 5.7 percentage points.
- Promotions and discounts to assist retailers reduce their inventory, which impacted gross margin by approximately 5.5 percentage points.
- Operational costs associated with our new Canadian warehouse, which reduced gross margin by approximately 1.8 percentage points.

SchoolHouse. Our gross margin for the year ended December 31, 2006 decreased by 10.4 percentage points compared to 2005. The decrease is primarily due to higher charges for allowance for excess and obsolete inventory, which increased by approximately $3.5 million in 2006 compared to 2005. This increase unfavorably impacted gross margin by 9.5 percentage points.

Form 10-K

Selling, General and Administrative Expense

Selling, general and administrative expense consists primarily of salaries and related employee benefits, legal fees, marketing expenses, systems costs, rent, office equipment, supplies and professional fees. We record all of our indirect expenses in our U.S. Consumer segment and do not allocate these expenses to our International and SchoolHouse segments.

The selling, general and administrative expense in dollars for each segment and the related percentage of our total net sales were as follows:

	Year Ended December 31,					
	2006		2005		Change	
Segment	$(1)	% of Segment Net Sales	$(1)	% of Segment Net Sales	$(1)	%
U.S. Consumer	$ 91.9	26.2%	$ 90.0	18.8%	$ 1.9	2%
International	18.8	16.4%	14.7	11.2%	4.1	28%
SchoolHouse	21.2	57.4%	21.5	53.4%	(0.3)	(1)%
Total Company	**$131.9**	26.3%	**$126.2**	19.4%	**$ 5.7**	5%

(1) In millions.

The overall $5.7 million increase in selling, general and administrative expense during the year ended December 31, 2006 was primarily due to the following factors:

- Higher compensation expense related to stock-based compensation costs. The increase over 2005 was approximately $4.6 million and is due to the adoption of SFAS 123(R), effective January 1, 2006, requiring expense recognition of stock options granted to employees as well as higher compensation expense for performance shares, restricted stock units and restricted stock awards.
- Higher salary expense, which increased by $3.7 million, related to severance costs primarily associated with the resignation of former corporate officers and reduction in our SchoolHouse segment's workforce.

- Bonus expense, which increased by approximately $1.7 million, associated with the 2006 bonus plan that rewards individual employee performance as well as our Company performance. In 2005, the bonus plan paid out was based solely on our Company business performance goals, whereas in 2006 employees were able to achieve a portion of the bonus opportunity based on achievement of individual goals that support our Company strategic objectives.

These factors were partially offset by a decrease of approximately $7.4 million for legal expense in 2006 compared to 2005 due to:

- Lower legal costs resulting from the settlement of outstanding litigation.
- Less patent enforcement fees in 2006 compared to 2005.

Research and Development Expense

Research and development expense consists primarily of costs associated with content development, product development and product engineering. We record all of our indirect expenses in our U.S. Consumer segment and do not allocate these expenses to our International and SchoolHouse segments.

The research and development expense in dollars for each segment and the related percentage of our total net sales were as follows:

	Year Ended December 31,					
	2006		2005		Change	
Segment	$(1)	% of Segment's Net Sales	$(1)	% of Segment's Net Sales	$(1)	%
U.S. Consumer	$48.7	13.9%	$46.2	9.7%	$ 2.5	5%
International	2.5	2.2%	2.7	2.0%	(0.2)	(7)%
SchoolHouse	3.3	8.8%	3.4	8.5%	(0.1)	(3)%
Total Company	$54.5	10.9%	$52.3	8.0%	$ 2.2	4%

(1) In millions.

We classify research and development expense into two categories, product development and content development. Product development expense reflects the costs related to the conceptual design, engineering and testing stages of our platforms and stand-alone products. Content development expense reflects the costs related to the conceptual, design and testing stages of our software and books. These expenses were as follows:

	Year Ended December 31,					
	2006		2005		Change	
Segment	$(1)	% of Total Company Net sales	$(1)	% of Total Company Net sales	$(1)	%
Product development	$24.4	4.9%	$26.1	4.0%	$(1.7)	(7)%
Content development	30.1	6.0%	26.2	4.0%	3.9	15%
Research & Development	$54.5	10.9%	$52.3	8.0%	$ 2.2	4%

(1) In millions.

Research and development expense increased by $2.1 million for the year ended December 31, 2006 compared to 2005. In 2006, we decided to consolidate our office locations, moving our research and development offices from Los Gatos, California to our corporate headquarters in Emeryville, California, to better align our research and development, product and marketing activities. In addition, to the costs associated with this relocation, research and development expense also reflected compensation costs, which increased by approximately $1.4 million primarily related to stock-based compensation expense under SFAS 123(R). These factors were partially offset by capitalization of allowable content development costs.

Advertising Expense

The advertising expense in dollars for each segment and the related percentage of our total net sales was as follows:

	Year Ended December 31,				Change	
	2006		2005			
Segment	$(1)	% of Segment Net Sales	$(1)	% of Segment Net Sales	$(1)	%
U.S. Consumer	$57.1	16.3%	$52.5	11.0%	$4.6	9%
International	17.6	15.4%	17.0	13.0%	0.6	4%
SchoolHouse	0.7	1.9%	0.5	1.1%	0.2	40%
Total Company	$75.4	15.0%	$70.0	10.8%	$5.4	8%

(1) In millions.

Our advertising expense for the year ended December 31, 2006 was $75.4 million compared to $70.0 million in 2005. We increased our advertising expenditure to support our efforts to reduce retailer and LeapFrog inventory levels.

Depreciation and Amortization Expenses (excluding depreciation of tooling and amortization of content development costs, which are included in cost of sales)

Depreciation and amortization expenses decreased year-over-year by $0.3 million, or 3.0%, from $10.1 million in 2005, to $9.8 million in 2006. As a percentage of net sales, depreciation and amortization expense increased from 1.6% in 2005 to 2.0% in 2006. The decrease in depreciation and amortization expense was primarily due to lower amortization expense for intangible assets some of which were fully amortized during the year.

Income (Loss) From Operations

Income (loss) from operations in dollars and the related percentage of segment net sales were as follows:

	Year Ended December 31,				Change	
	2006		2005			
Segment	$(1)	% of Segment Net Sales	$(1)	% of Segment Net Sales	$(1)	%
U.S. Consumer	$(110.4)	(31.5)%	$ (4.9)	(1.0)%	$(105.5)	(2153)%
International	(9.3)	(8.1)%	24.9	19.0%	(34.2)	(137)%
SchoolHouse	(5.0)	(13.5)%	0.9	2.3%	(5.9)	(654)%
Total Company	$(124.7)	(24.8)%	$20.9	3.2%	$(145.6)	(697)%

(1) In millions.

We record indirect expenses in our U.S. Consumer segment and do not allocate these expenses to our International and SchoolHouse segments.

Form 10-K

Other

Net Interest Income and Other Income (Expense), Net. Net interest income increased by $3.8 million from $3.4 million in 2005 to $7.2 million in 2006. This increase was due to higher market interest rates and from increasing the percentage of investments in higher-rate taxable interest securities in 2006, compared to tax-exempt securities in 2005.

Tax Rate. Our effective tax rate for the year ended December 31, 2006 was (22.5) % as compared to 26.5% in 2005. The negative tax rate for 2006 is currently affected by a $60.4 million non-cash valuation allowance recorded against our domestic deferred tax assets, of which S24.9 million relates to pre-2006 deferred tax assets and earnings being lower or losses being higher than anticipated in countries, where we have tax rates that are lower than the U.S. statutory rate. See "Critical Accounting Policies, Judgments and Estimates" for further details on the increase in the valuation allowance.

Net Income (Loss)

Our net loss for the year ended December 31, 2006 was $145.1 million as compared to a net income of $17.5 million in 2005 as a result of the factors described above.

Twelve Months Ended December 31, 2005 Compared To Twelve Months Ended December 31, 2004

Net Sales

Net sales increased by $9.5 million, or 1.5%, from $640.3 million in 2004 to $649.8 million in 2005. On a constant currency basis, which assumes that foreign currency exchange rates were the same in 2005 as 2004, total Company net sales increased 1.5% from 2004 to 2005.

Net sales for each segment and its percentage of total Company net sales were as follows:

	Year Ended December 31,				Change	
	2005		2004			
Segment	$(1)	% of Total Company Net Sales	$(1)	% of Total Company Net Sales	$(1)	%
U.S. Consumer	$478.3	74%	$431.9	67%	$ 46.4	11%
International	131.2	20%	153.2	24%	(22.0)	(14)%
SchoolHouse	40.3	6%	55.2	9%	(14.9)	(27)%
Total Company	**$649.8**	100%	**$640.3**	100%	**$ 9.5**	1.5%

(1) In millions.

U.S. Consumer. Our U.S. Consumer segment's net sales increased by $46.4 million, or 11%, from $431.9 million in 2004 to $478.3 million in 2005. In our U.S. Consumer segment, net sales of platform, software and stand-alone products in dollars and as a percentage of the segment's total net sales were as follows:

	Net Sales		Change		% of Total	
	Year Ended December 31,				Year Ended December 31,	
	2005(1)	2004(1)	$(1)	%	2005	2004
Platform	$196.2	$173.7	$22.5	13.1%	41.0%	40.2%
Software	145.7	128.9	16.8	13.1%	30.5%	29.9%
Stand-alone	136.4	129.3	7.1	5.6%	28.5%	29.9%
Total U.S. Consumer Net Sales	**$478.3**	**$431.9**	**$46.4**	**10.8%**	**100%**	**100%**

(1) In millions.

The net sales increase in this segment year-over-year was primarily a result of the following factors:

- Introduction of our FLY Pentop Computer and related software and accessories, which began shipping to retail customers in the third quarter of 2005 for our October 2005 product launch.
- Introduction of our Leapster L-MAX system in the third quarter which added to the increased demand for our screen-based platforms and related software products. In total sales of our screen-based products more than doubled.
- Higher demand for our stand-alone products, specifically for our Fridge Phonics and Alphabet Pal products.

These factors were partially offset by continued decline in sales of our LeapPad family of products.

International. Our International segment's net sales decreased by $22.0 million, or 14 %, from $153.2 million in 2004 to $131.2 million in 2005. On a constant currency basis, net sales decreased 14% from 2004 to 2005.

The net sales decrease in our International segment was primarily due to a significant decrease in our United Kingdom and Canadian markets. Factors driving this decline were:

- Lower demand for our LeapPad family of products.
- Weak sales forecasting and inventory production planning processes, which caused a few key items to be out of stock in the third and fourth quarters of 2005, resulting in lost sales.
- Increased competition in our screen-based platforms.

These negative factors were partially offset by sales growth in Mexico, Spain and France.

SchoolHouse. Our SchoolHouse segment's net sales decreased by $14.9 million, or 27.0% from $55.2 million in 2004 to $40.3 million in 2005. Our SchoolHouse segment's net sales decline was primarily a result of the following factors:

- Transition in management and attrition of key sales personnel due to an investigation related to a transaction in a large school district.
- Lengthened sales cycle as we pursue orders involving larger installations, which require additional district and some state level approvals.
- Release of federal funds to districts later in 2005 compared to 2004 in several key states.

By the end of 2005, we completed installation of a new leadership team, including a new SchoolHouse segment president, vice president of marketing and vice president of sales. In addition we replaced approximately 40% of our direct sales force.

Gross Profit

The gross profit in dollars for each segment and the related gross profit percentage of segment net sales were as follows:

	Year Ended December 31,					
	2005		2004		Change	
Segment	$(1)	% of Segment's Net Sales	$(1)	% of Segment's Net Sales	$(1)	%
U.S. Consumer	$193.8	40.5%	$158.4	36.7%	$35.4	22%
International	59.5	45.3%	65.6	42.8%	(6.1)	(9)%
SchoolHouse	26.3	65.3%	35.1	63.5%	(8.7)	(25)%
Total Company	**$279.6**	43.0%	**$259.1**	40.5%	**$20.6**	**8%**

(1) In millions.

U.S. Consumer. The 3.8 percentage point increase in our U.S. Consumer segment's gross profit percentage year-over-year was primarily the result of the following:

- Shipments to retail customers in the third and fourth quarters of our FLY Pentop Computer and related software and accessories, which have relatively strong margins.
- Reduced sales allowances in 2005 compared to 2004 when customers received allowances to offset operational issues encountered during the start up of our new distribution facility in the third quarter of 2004.
- Lower freight costs in 2005 compared to 2004 when costs were incrementally higher due to the use of air freight to address certain transition issues into our Fontana warehouse in the third quarter.
- Lower expense for excess and obsolete inventory compared to 2004 when we had higher expense primarily related to raw materials at the factories and slow moving products.

These factors were partially offset by increased sales throughout 2005 of our screen-based platforms, which have lower margins, and price reductions on our older platforms.

International. The 2.7 percentage point increase in our International segment's gross profit percentage year-over-year was primarily due to favorable product mix and lower freight, warehouse and royalty expenses.

SchoolHouse. The 1.2 percentage point increase in our SchoolHouse segment's gross profit percentage year-over-year was primarily due to favorable product mix and lower freight, warehouse and amortization of content and video expenses.

Selling, General and Administrative Expense

The selling, general and administrative expense in dollars for each segment and the related percentage of our total net sales were as follows:

	Year Ended December 31,				Change	
	2005		2004			
Segment	$(1)	% of Total Segment's Net Sales	$(1)	% of Total Segment's Net Sales	$(1)	%
U.S. Consumer	$ 90.0	18.8%	$ 82.9	19.2%	$ 7.1	9%
International	14.7	11.2%	17.1	11.2%	(2.4)	(14)%
SchoolHouse	21.5	53.4%	20.8	37.6%	0.7	3%
Total Company	**$126.2**	19.4%	**$120.8**	18.9%	**$ 5.4**	5%

(1) In millions.

We record all indirect expenses in our U.S. Consumer segment and do not allocate these expenses to our International and SchoolHouse segments.

The $5.4 million increase year-over-year in selling, general and administrative expense was primarily due to the following factors affecting our U.S. Consumer segment:

- Higher legal expense of approximately $3.2 million primarily attributable to enforcing our patents.
- External support costs of approximately $2.8 million primarily related to process improvements within our supply chain operation.

- Higher employee costs resulting from restructuring related charges from our LeapFrog realignment plan announced during the first quarter of 2005. During 2005, we incurred approximately $2.5 million of expense due to the workforce reduction.
- Higher consulting and auditing fees of $2.2 million, which primarily include expenses resulting from compliance with the Sarbanes-Oxley Act internal control requirements.

These factors were partially offset by our cost containment efforts, especially in the U.S. Consumer and International segments.

Research and Development Expense

The research and development expense in dollars for each segment and the related percentage of our total net sales were as follows:

	Year Ended December 31,				Change	
	2005		2004			
Segment	$(1)	% of Total Segment's Net Sales	$(1)	% of Total Segment's Net Sales	$(1)	%
U.S. Consumer	$46.3	9.7%	$54.3	12.6%	$(8.0)	(15)%
International	2.7	2.0%	3.7	2.4%	(1.0)	27%
SchoolHouse	3.4	8.5%	3.0	5.4%	0.4	13%
Total Company	**$52.4**	8.1%	**$61.0**	9.5%	**$(8.6)**	**(14)%**

(1) In millions.

We classify research and development expense into two categories, product development and content development. Product development expense reflects the costs related to the conceptual design, engineering and testing stages of our platforms and stand-alone products. Content development expense reflects the costs related to the conceptual, design and testing stages of our software and books. These expenses were as follows:

	Year Ended December 31,				Change	
	2005		2004			
	$(1)	% of Net Sales	$(1)	% of Net Sales	$(1)	%
Content development	$26.1	4.0%	$32.0	5.0%	$(5.9)	(18)%
Product development	26.3	4.0%	29.0	4.5%	(2.7)	(9)%
Research and development	**$52.4**	8.1%	**$61.0**	9.5%	**$(8.6)**	**(14)%**

(1) In millions.

The $8.6 million decrease in year-over-year spending for research and development was primarily due to decreased spending in our U.S. Consumer segment for our FLY Pentop Computer platform.

Advertising Expense

The advertising expenses in dollars for each segment and the related percentage of our total net sales were as follows:

	Year Ended December 31,				Change	
	2005		2004			
Segment	$ (1)	% of Total Segment's Net Sales	$ (1)	% of Total Segment's Net Sales	$ (1)	%
U.S. Consumer	$52.5	11.0%	$63.2	14.6%	$(10.7)	(17)%
International	17.0	13.0%	19.6	12.8%	(2.6)	(13)%
SchoolHouse	0.5	1.1%	0.4	0.7%	0.1	25%
Total Company	**$70.0**	10.8%	**$83.2**	13.0%	**$(13.2)**	**(16)%**

(1) In millions.

The $13.2 million decrease in year-over-year advertising expense was primarily related to:

- Cost containment efforts.
- Reduced spending in our U.S. Consumer segment on in-store display units and merchandising, and the elimination of our mail-order catalog costs.

Depreciation and Amortization Expenses (excluding depreciation of tooling and amortization of content development costs, which are included in cost of sales)

Depreciation and amortization expenses increased year-over-year by $2.2 million, or 27%, from $8.0 million in 2004, to $10.1 million in 2005. As a percentage of net sales, depreciation and amortization expense increased from 1.2% in 2004 to 1.6% in 2005. The increase in depreciation and amortization expense was primarily due to higher depreciation expense for computers, capitalized software and leasehold improvements.

Income (Loss) From Operations

Income (loss) from operations in dollars and the related percentage of segment net sales were as follows:

	Year Ended December 31,				Change	
	2005		2004			
Segment	$(1)	% of Segment's Net Sales	$(1)	% of Segment's Net Sales	$(1)	%
U.S. Consumer	$ (4.9)	(1.0)%	$(49.8)	(11.5)%	$ 44.9	90%
International	24.9	19.0%	24.9	16.3%	0.0	0%
SchoolHouse	0.9	2.3%	10.9	19.8%	(10.0)	(92)%
Total Company	**$20.9**	3.2%	**$(14.0)**	(2.2)%	**$ 34.9**	**249%**

(1) In millions.

We record indirect expenses in our U.S. Consumer segment and do not allocate these expenses to our International and SchoolHouse segments.

U.S. Consumer. The lower year-over-year loss from operations in our U.S. Consumer segment was primarily due to higher sales and stronger gross margins, as well as lower operating expenses.

International. The year-over-year operating income increase in our International segment was primarily due to lower operating expenses, partially offset by reduced sales.

SchoolHouse. The year-over-year operating income decrease in our SchoolHouse segment was due to lower sales and higher operating expenses, primarily due to increased headcount in 2005 compared to 2004.

Other

Net Interest Income and Other Income (Expense), Net. Net interest income increased by $1.7 million from $1.7 million in 2004 to $3.4 million in 2005. This increase was due to higher interest rates in 2005 on invested balances.

Tax Rate. Our effective tax rate for the year ended December 31, 2005 is 26.5% as compared to 47.6% in 2004. The change in effective tax rate was due to the mix of United States and international pre-tax income in 2005 as compared to 2004, higher research and development tax credits in 2005 and higher exempt interest income in 2005, partially offset by reduced benefits from our international sourcing operations in 2005. In 2005, we reported a pre-tax loss from our United States operations of $1,297 and a pre-tax income from our international operations of $25,094. In 2004, we reported a pre-tax loss from United States operations of $13,514 and a pre-tax income from our international operations of $1,057.

Net Income (Loss)

Net income (loss) improved by $24.0 million from a loss of $6.5 million in 2004 to income of $17.5 million in 2005 due to increased net sales, lower operating expenses and higher interest income. As a percentage of net sales, net income increased from a loss of 1.0% in 2004 to a gain of 2.5% in 2005.

Seasonality and Quarterly Results of Operations

LeapFrog's business is highly seasonal, with our retail customers making a large percentage of all purchases in preparation for the traditional holiday season. Our business, being subject to these significant seasonal fluctuations, generally realizes the majority of our net sales and all of our net income during the third and fourth calendar quarters. These seasonal purchasing patterns and production lead times cause risk to our business associated with the under- production of popular items and over-production of items that do not match consumer demand. In addition we have seen our customers managing their inventories more stringently, requiring us to ship products closer to the time they expect to sell to consumers, increasing our risk to meet the demand for specific products at peak demand times, or adversely impacting our own inventory levels by the need to pre-build products to meet the demand.

For more information, see "Item 1A—Risk Factors—Our business is seasonal, and therefore our annual operating results depend, in large part, on sales relating to the brief holiday season" and "—If we do not maintain sufficient inventory levels or if we are unable to deliver our product to our customers in sufficient quantities, or if our or our retailers' inventory levels are too high, our operating results will be adversely affected."

The following table sets forth unaudited quarterly statements of operations information for 2006 and 2005. The unaudited quarterly information includes all normal recurring adjustments that management considers necessary for a fair presentation of the information shown. Given the low sales volumes in the first half of the calendar year, and the relatively fixed nature of our operating expenses, historically we have been profitable in our third and fourth quarters and unprofitable in our first and second quarters. We expect that we will continue to incur losses during the first and second quarters of each year for the foreseeable future. In addition, we were unprofitable in the fourth quarter of 2005, due to higher sales allowances, higher operating expenses and higher expense for excess and obsolete inventory. We were also unprofitable in the third and fourth quarter of 2006, due to higher inventory reserves in both quarters and a non-cash valuation allowance against our deferred tax assets in the third quarter. Relatively low sales in the third and fourth quarter of 2006 also prevented us from being able to absorb our relatively fixed operating expenses in these quarters. Because of the seasonality of our business and other factors, results for any interim period are not necessarily indicative of the results that may be achieved for the full fiscal year.

2006	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year Ended December 31,
	(In thousands, except per share data)				
Net sales	$ 66,548	$ 68,118	$184,718	$182,871	$ 502,255
Cost of sales	41,759	51,000	135,529	126,933	355,221
Gross profit	24,789	17,118	49,189	55,938	147,034
Operating expenses:					
Selling, general and administrative	32,851	27,989	30,150	40,938	131,928
Research and development	12,440	12,871	14,513	14,651	54,475
Advertising	6,158	8,445	16,994	43,844	75,441
Depreciation and amortization	2,529	2,418	2,195	2,711	9,853
Total operating expenses	53,978	51,723	63,852	102,144	271,697
Income (loss) from operations	(29,189)	(34,605)	(14,663)	(46,206)	(124,663)
Other items	1,740	924	2,394	1,124	6,182
Income (loss) before provision (benefit) for income taxes	(27,449)	(33,681)	(12,269)	(45,082)	(118,481)
Provision (benefit) for income taxes	(3,853)	(7,935)	37,472	927	26,611
Net loss	$(23,596)	$(25,746)	$(49,741)	$(46,009)	$(145,092)
Net loss per common share:					
Basic	$ (0.38)	$ (0.41)	$ (0.79)	$ (0.73)	$ (2.31)
Diluted	$ (0.38)	$ (0.41)	$ (0.79)	$ (0.73)	$ (2.31)

2005	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year Ended December 31,
	(In thousands, except per share data)				
Net sales	$ 71,859	$ 87,066	$242,820	$248,012	$ 649,757
Cost of sales	44,087	49,274	134,108	142,652	370,121
Gross profit	27,772	37,792	108,712	105,360	279,636
Operating expenses:					
Selling, general and administrative	33,209	29,013	32,739	31,226	126,187
Research and development	14,739	14,580	13,958	9,063	52,340
Advertising	6,493	6,949	13,045	43,527	70,014
Depreciation and amortization	2,430	2,361	2,385	2,966	10,142
Total operating expenses	56,871	52,903	62,127	86,782	258,683
Income (loss) from operations	(29,099)	(15,111)	46,585	18,578	20,953
Other items	904	1,238	692	10	2,844
Income (loss) before provision (benefit) for income taxes	(28,195)	(13,873)	47,277	18,588	23,797
Provision (benefit) for income taxes	(8,316)	(4,092)	14,492	4,213	6,297
Net income (loss)	$(19,879)	$ (9,781)	$ 32,785	$ 14,375	$ 17,500
Net income (loss) per common share:					
Basic	$ (0.32)	$ (0.16)	$ 0.53	$ 0.23	$ 0.28
Diluted	$ (0.32)	$ (0.16)	$ 0.52	$ 0.23	$ 0.28

During the first quarter, our net loss increased from $19.8 million in 2005 to $23.6 million in 2006. The higher net loss was primarily attributed to a reduction of $3.0 million in gross profit. Gross profit declined was primarily due to higher sales allowances, unfavorable product mix and the impact of fixed warehouse costs on a lower sales base.

During the second quarter, our net loss increased from $9.8 million in 2005 to $25.6 million in 2006. The higher loss was due to a reduction of gross profit of $20.7 million. Gross margin was unfavorably impacted by higher sales discounts and allowances and higher sales of closeout products. In addition, gross margin in the second quarter of 2005 benefited from the reduction of allowance for defective products, while allowances for defective products increased slightly in the second quarter of 2006. In addition, sales declined in all three of our segments. The decline was primarily due to continuing sales volume decline in LeapPad family of products.

During the third quarter of 2006, our net loss increased by $82.5 million compared to the same period of 2005. Our gross profit had a reduction of $59.1 million in 2006 compared to 2005, due to lower sales and higher discounts and allowances. In addition, as a result of the sales decline, combined with changing priorities related to our updated strategic direction in 2006, we recorded $21.5 million of reserves for excess and obsolete inventories in the third quarter. We also we recorded a $43.2 million non-cash charge to establish a valuation allowance against our gross domestic deferred tax assets in accordance with the criteria of Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("SFAS 109"), resulting to higher income tax expense.

During the fourth quarter, our net loss increased by $60.3 million from income of $14.3 in the fourth quarter of 2005. Net sales declined approximately 27% on a consolidated basis reflecting lower LeapPad sales, and lower sales of FLY in its last selling seasons, as well as the impact of retailers working off excess retailer inventories. Gross margin decreased to 30% from 43% in 2005, mostly due to sales discounts and allowances to clear our and retailer inventories. We also recorded a $3.1 million charge on purchase orders for inventory that we cancelled. In addition, during the fourth quarter of 2006, we recorded charges for employee termination costs in selling, general and administrative expense of $3.7 million.

Liquidity and Capital Resources

LeapFrog's primary sources of liquidity in 2006 and 2005 have been:

- Net cash flows provided by operating activities in 2006.
- Proceeds from the exercise of employee stock options and the employee stock purchase plan in 2006 and 2005.

Cash and related balances are:

	December 31,		
	2006(1)	2005(1)	Change(1)
Cash and cash equivalents	$ 67.3	$48.4	$18.9
Short-term investments	80.8	23.7	57.1
Total	$148.1	$72.1	$76.0
% of total assets	33%	12%	
Restricted Cash			
Short-term	$ —	$ 0.2	$ (0.2)

(1) In millions.

Financial Condition

We believe our current cash and short-term investments, anticipated cash flow from operations, and future seasonal borrowings, if any, will be sufficient to meet our working capital and capital requirements through at least the end of 2007.

Cash and cash equivalents increased $18.9 million in 2006 to $67.3 million from $48.4 million in 2005. Together with short-term investments, the increase was $76.0 million. The increase was primarily due to the reduction in inventory and accounts receivable, partially offset by reduced earnings. At December 31, 2006, we had no restricted cash compared to $0.2 of restricted cash at December 31, 2005, which was used to collateralize a single standby letter of credit to an insurance provider. The standby letter of credit guarantees expected claims under our commercial and general liability protection policy.

The change in cash and cash equivalents is as follows:

	December 31,		
	2006(1)	2005(1)	Change(1)
Net cash (used in) provided by operating activities	$ 90.4	$(24.7)	$115.1
Net cash used in investing activities	(77.3)	—	(77.3)
Net cash provided by (used in) financing activities	4.0	10.3	(6.3)
Effect of exchange rate changes on cash	1.8	2.3	(0.5)
Increase (decrease) in cash and cash equivalents	**$ 18.9**	**$(12.1)**	**$ 31.0**

(1) In millions.

Our cash flow is very seasonal and the vast majority of our sales historically occur in the last two quarters of the year as retailers expand inventories for the holiday selling season. Our accounts receivable balances are generally the highest in the last two months of the fourth quarter, and payments are not due until the first quarter of the following year. The following table shows quarterly cash flows from operating activities data that illustrate the seasonality of our business.

	Cash Flow From Operating Activities		
	2006(1)	2005(1)	2004(1)
1st Quarter	$133.1	$ 90.6	$108.3
2nd Quarter	(21.2)	65.3	(31.8)
3rd Quarter	(40.1)	(20.6)	(48.5)
4th Quarter	18.5	(110.6)	(27.9)
Total	**$ 90.3**	**$ 24.7**	**$ 0.1**

(1) In millions.

In November 2005, we entered into a $75 million asset-based revolving credit facility with Bank of America. Availability under this agreement was $74.95 million as of December 31, 2006. The borrowing availability varies according to the levels of our accounts receivable, cash and investment securities deposited in secured accounts with the administrative agent or other lenders. Subject to the level of this borrowing base, we may make and repay borrowings from time to time until the maturity of the facility. The interest rate for our revolving credit facility will vary based on utilization. The revolving credit facility contains a fixed charge coverage ratio, which is measured only if certain availability thresholds are not met. We are required to maintain a ratio of at least 1.0 to 1.0 when the covenant is required to be tested. We have not been required to test this covenant. The maturity date of the facility is November 8, 2010, at which time all borrowings under the facility must be repaid. We may make voluntary prepayments of borrowings at any time. We must pay an early termination fee of 0.5% if the facility is terminated prior to November 8, 2007.

The revolving credit facility contains customary events of default, including payment failures; failure to comply with covenants; failure to satisfy other obligations under the credit agreements or related documents; defaults in respect of other indebtedness; bankruptcy, insolvency and inability to pay debts when due; material judgments; change in control provisions and the invalidity of the guaranty or security agreements. The cross-default provision applies if a default occurs on other indebtedness in excess of $5.0 million and the applicable grace period in respect of the indebtedness has expired, such that the lender of, or trustee for, the defaulted indebtedness has the right to accelerate. If an event of default occurs, the lenders may terminate their commitments, declare immediately all borrowings under the credit facility as due and foreclose on the collateral.

We estimate that our capital expenditures for 2007 will be similar to prior years. In 2006 and 2005, capital expenditures were $20.1 million and $16.7 million, respectively. The capital expenditures will be primarily for new products and purchases related to the upgrading of our information technology capabilities.

Operating activities

Net cash provided by operating activities was $90.4 million in 2006. In 2005, net cash used in operating activities was $24.7 million and $0.1 million was provided by operating activities in 2004. The $115.1 million increase in net cash provided by operating activities from 2005 to 2006 was primarily due to reduced inventory levels and improved accounts receivable collection.

Working Capital—Major Components

Accounts receivable

Gross accounts receivable decreased to $142.6 million at December 31, 2006 from $259.1 million at December 31, 2005. Allowances for doubtful accounts decreased to $0.8 million at December 31, 2006 from $1.3 million at December 31, 2005. As a percentage of gross accounts receivable, allowances for doubtful accounts increased to 0.6% at December 31, 2006 from 0.5% at December 31, 2005. The increase in the allowance for doubtful accounts percentage was primarily due to the reduction of sales and in customer claims caused by improved logistics and operational procedures in our U.S. Consumer segment. Our days-sales outstanding, or DSO, at December 31, 2006 was 70.7 days compared to 93.3 days at December 31, 2005. The decrease in accounts receivable was driven by lower sales and earlier cash collections.

Inventories

Inventories, net of allowances, were $73.0 million at December 31, 2006 and $169.1 million at December 31, 2005. Inventory decreased by $96.1 million, or 56% from December 31, 2005 to December 30, 2006. The decline in our inventory compared to 2005 is primarily caused by our continuing effort to reduce the levels of inventory. In addition, excess and obsolete allowance increased by $9.9 million to reflect our expectations about future sales decline of existing products as well as products that will be replaced or discontinued resulting from our updated strategic direction. We have implemented strategies to better forecast and control our inventories.

Inventories consisted of the following:

	December 31,		
	2006(1)	2005(1)	Change(1)
Raw materials	$ 6.7	$ 32.0	$(25.3)
Work in process	8.1	11.2	(3.1)
Finished goods	92.3	150.6	(58.3)
Allowances	(34.1)	(24.7)	(9.4)
Inventories, net	$ 73.0	$169.1	$(96.1)

(1) In millions.

Raw materials reduced by $25.2 million reflecting the full implementation of our turnkey arrangements, which allows our engineering resources to focus on product design and manufacturability while our contract manufacturers manage the supply of raw materials.

Deferred income taxes

We recorded gross domestic current deferred tax assets of $15.1 million at December 31, 2006 and $16.6 million at December 31, 2005. The year-over-year decrease in our gross current deferred income tax asset was primarily due to the timing of realizing other deferred tax assets. The December 31, 2006 gross current deferred tax assets were offset with a valuation allowance of $15.1 million.

We recorded gross domestic non-current deferred tax assets of $45.3 million at December 31, 2006 and $16.6 million at December 31, 2005. The $28.8 million increase was primarily due to net operating losses and additional research and development credits available to be carried forward in future periods. The December 31, 2006 gross current deferred tax assets were offset with a valuation allowance of $45.3 million. Current and non-current deferred income taxes totaling $1.3 million on the balance sheet relate to our non U.S. jurisdictions.

Other assets

Other assets had a balance of $9.7 million December 31, 2006 and $6.8 million December 31, 2005, respectively. The increase over the previous year was primarily due to approximately $2.9 million for royalties prepaid for periods more than twelve months after December 31, 2006.

Accounts payable

Accounts payable was $46.7 million at December 31, 2006 and $74.3 million at December 31, 2005. The decrease in accounts payable reflect reduced inventory purchases during 2006 compared to 2005.

Investing activities

Net cash used in investing activities was $77.2 million in 2006, compared to net cash provided by investing activities of less than $0.1 million in 2005. The primary components of net cash used in investing activities for 2006 compared to 2005 were:

- Net sales and purchases of short- and long-term investments of $57.0 million in 2006 compared with net sales and purchases of investments of $16.7 million in 2005.
- Purchases of property and equipment of $20.1 million in 2006 related primarily to computers and software, capitalized content and leasehold improvements.

Financing activities

Net cash provided by financing activities was $ 3.1 million in 2006 compared to $10.3 million for the same period in 2005. The primary component of cash provided by financing activities in both years were proceeds received from the exercise of stock options and purchases of our common stock pursuant to our employee stock purchase plan.

Contractual Obligations

We conduct our corporate operations from leased facilities and rent some equipment under operating leases. Generally, these have initial lease periods of three to twelve years and contain provisions for renewal options of five years at market rates. The following table summarizes our outstanding long-term contractual obligations at December 31, 2006.

	Payments Due by Period				
	Total(1)	Less Than 1 Year(1)	1-3 Years(1)	4-5 Years(1)	More Than 5 Years(1)
Operating leases	$43.7	$7.4	$18.8	$ 6.5	$11.0
Royalty guarantees	$ 0.6	0.6	—	—	—
Capital leases	$ 1.4	1.2	0.1	0.1	—
Total	$45.7	$9.2	$18.9	$ 6.6	$11.0

(1) In millions.

At December 31, 2006, we had outstanding letters of credit of less than $0.1 million, which were cash collateralized under our 2005 credit facility with Bank of America. At December 31, 2005, outstanding letters of credit were $0.2 million. At December 31, 2006, we had $74.95 million of unused lines of credit available. In addition, we had commitments to purchase inventory totaling approximately $43.3 million at December 31, 2006.

Recent Accounting Pronouncements

In February 2006, the Financial Accounting Standard Board ("FASB") issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments—An Amendment of FASB Statements No. 133 and 140" ("SFAS 155"). SFAS 155 permits hybrid financial instruments containing embedded derivative to be measured at fair value at acquisition, or at issuance. SFAS 155 requires that previously recognized financial instrument is subject to a remeasurement (new basis) event, on an instrument-by-instrument basis, in cases in which a derivative would otherwise have to be bifurcated. Change in fair value should be recognized in earnings. SFAS 155 establishes a requirement to evaluate interest in securitized financial assets to determine if they are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. The guidance is effective for all periods beginning after September 15, 2006. We do not believe that the adoption of SFAS 155 will have material impact in our consolidated financial statements.

In June 2006, the FASB ratified the consensus reached by the Emerging Issues Task Force on Issue No. 06-3, "How Sales Taxes Collected From Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement" ("EITF 06-3"). EITF 06-3 requires a company to disclose its accounting policy (i.e. gross vs. net basis) relating to the presentation of taxes within the scope of EITF 06-3. Furthermore, for taxes reported on a gross basis, an enterprise should disclose the amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented. The guidance is effective for all periods beginning after December 15, 2006. We do not expect the adoption of this guidance to have material impact in our consolidated financial statements.

In July 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109" ("FIN 48") which became effective for the Company on January 1, 2007. This interpretation clarifies the accounting for income tax benefits that are uncertain in nature. Under FIN 48, a company will recognize a tax benefit in the financial statements for an uncertain tax position only if management's assessment is that its position is "more likely than not" (i.e., a greater than 50 percent likelihood) to be upheld on audit based only on the technical merits of the tax position. This accounting interpretation also provides guidance on measurement methodology, derecognition thresholds, financial statement classification and disclosures, interest and penalties recognition, and accounting for the cumulative effect adjustment. The new interpretation is intended to provide better financial statement comparability among different companies.

The expected impact of adopting FIN 48 is estimated to be an increase in our risk reserves associated with income taxes by $7 – $8 million. Of this amount, less than $1 million will reduce beginning retained earnings for 2007, and the remainder will decrease net operating loss, or NOL carryforwards in the US, which are fully offset by a valuation allowance, and any subsequent impact may be recognized in provision for income taxes.

In addition to the financial statement impact of adopting FIN 48, future disclosures will also include a tabular roll-forward of unrecognized tax benefits at the beginning and end of the period; the amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate; the amounts of interest and penalties recognized in the financial statements; any expected significant impacts from unrecognized tax benefits on the financial statements over the subsequent twelve-month reporting period and a description of the tax years remaining to be examined in major tax jurisdictions. We accrued statutory interest and penalties, if any, related to liabilities for unrecognized tax benefits on our consolidated statement of operations in the provision (benefit) for income taxes.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides interpretive guidance on how the effects of prior-year uncorrected misstatements should be considered when quantifying misstatements in the current year financial statements. SAB 108 requires registrants to quantify misstatements using both an income statement ("rollover") and balance sheet ("iron curtain") approach and evaluate whether either approach results in a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. If prior year errors that had been previously considered immaterial now are considered material based on either approach, no restatement is required so long as management properly applied its previous approach and all relevant facts and circumstances were considered. If prior years are not restated, the cumulative effect adjustment is recorded in opening accumulated earnings (deficit) as of the beginning of the fiscal year of adoption. SAB 108 is effective for fiscal years ending on or after November 15, 2006, with earlier adoption encouraged. We adopted the Bulletin during 2006. The adoption did not have any effect on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements and accordingly, does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We have not determined the impact of the adoption of SFAS 157 in our consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

We develop products in the United States and market our products primarily in North America and, to a lesser extent, in Europe and the rest of the world. We are billed by and pay our third-party manufacturers in U.S. dollars. Sales to our international customers are transacted primarily in the country's local currency. As a result, our financial results could be affected by factors such as changes in foreign currency rates or weak economic conditions in foreign markets.

Beginning in the first quarter of 2004, we began managing our foreign currency transaction exposure by entering into short-term forward contracts. The purpose of this hedging program was to minimize the foreign currency exchange gain or loss reported in our financial statements. The net foreign currency exchange gain or loss for 2006, 2005 and 2004 was approximately loss of $1.0 million, gains of $0.1 million and $1.9 million, respectively.

Our foreign exchange forward contracts generally have original maturities of one month or less. A summary of all foreign exchange forward contracts that were outstanding as of December 31, 2006 follows:

	Average Forward Exchange Rate per $1	Notional Amount in Local Currency(1)	Instrument Fair Value(2)
British Pound (US$/GBP)	1.974	8,448	$ 37
Euro (US$/Euro)	1.319	16,520	15
Canadian Dollar (C$/US$)	1.142	21,416	329
Mexican Peso (MXP/US$)	10.845	152,513	(10)
Total			**$371**

(1) In thousands of local currency.

(2) In thousands of U.S. dollars.

Cash equivalents and short-term investments are presented at fair value on our balance sheet. We invest our excess cash in accordance with our investment policy. At December 31, 2006 and December 31, 2005, our cash was invested primarily in money market funds, municipal auction rate certificates and commercial paper. Any adverse changes in interest rates or securities prices may decrease the value of our short-term investments and operating results.

We are exposed to market risk from changes in interest rates on our outstanding cash and cash equivalents, investments and bank debt. On our cash equivalents and investments we are exposed to changes in interest rates, particularly short-term interest rates. With regards to our debt, the level of our actual average monthly borrowings determines the interest rates we pay on borrowings. The interest rate will be between prime and prime plus 0.50% or LIBOR plus 1.75% and LIBOR plus 2.50%. Prime rate is the rate publicly announced by Bank of America as its prime rate. The interest cost of our bank debt is affected by changes in either prime rate or LIBOR. We had no outstanding debt at December 31, 2006 and December 31, 2005, or any time during those years.

Item 8. Financial Statements and Supplementary Data.

Our Consolidated Financial Statements beginning at page F-1 below are incorporated herein by reference.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

Not applicable

Item 9A. Controls and Procedures.

Attached as exhibits to this Form 10-K, there are the certifications of our Chief Executive Officer and the Chief Financial Officer required by Rule 13a-14(a) of the Securities Exchange Act of 1934 or the Rule 13a-14(a) Certifications. This Controls and Procedures section of the annual report on Form 10-K includes the information concerning the controls evaluation referred to in the Rule 13a-14(a) Certifications and it should be read in conjunction with the Rule 13a-14(a) Certifications for a more complete understanding of the topics presented.

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this annual report on Form 10-K, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures, or disclosure controls. This controls evaluation was performed under the supervision and with the participation of management, including our Chief Executive Officer, or CEO and Chief Financial Officer or CFO. Disclosure controls are controls and procedures designed to reasonably assure that information required to be disclosed in our reports filed under the Exchange Act, such as this report, is recorded, processed, summarized and reported within the time periods specified in the USEC's rules and forms. Disclosure controls are also designed to reasonably assure that such information is accumulated and communicated to our management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

The evaluation of our disclosure controls included a review of the controls' objectives and design, our implementation of the controls and the effect of the controls on the information generated for use in this report. In the course of the controls evaluation, we reviewed and identified data errors and control problems and sought to confirm that appropriate corrective actions, including process improvements, were being undertaken. This type of evaluation is performed on a quarterly basis so that the conclusions of management, including our CEO and CFO, concerning the effectiveness of the disclosure controls can be reported in our periodic reports on Form 10-Q and Form 10-K.

Based upon the controls evaluation, our CEO and CFO have concluded that our disclosure controls were effective as of December 31, 2006.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, our CEO and CFO, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of our Company.
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors.
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Management assessed our internal control over financial reporting as of December 31, 2006, the end of our fiscal year. Management based its assessment on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Management's assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies and our overall control environment.

Based on management's assessment of our internal control over financial reporting as of December 31, 2006, management concluded that our internal control over financial reporting was effective.

Our independent registered public accounting firm, Ernst & Young LLP, has audited our Consolidated Financial Statements included in this annual report on Form 10-K and has issued a report on management's assessment of our internal control over financial reporting as well as on the effectiveness of our internal control over financial reporting as of December 31, 2006. The report on the audit of internal control over financial reporting appears below.

Inherent Limitations on Effectiveness of Controls

LeapFrog's management, including our CEO and CFO, does not expect that our disclosure controls or our internal control over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of the effectiveness of controls to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

Management intends to review and evaluate the design and effectiveness of its disclosure controls and procedures on an ongoing basis and to improve its controls and procedures over time and to correct any deficiencies that may be discovered in the future in order to ensure that we have timely access to all material financial and non-financial information concerning the business. While the present design of the Company's disclosure controls and procedures is effective to achieve these results, future events affecting the Company's business may cause management to modify its disclosure controls and procedures.

Changes in Internal Control over Financial Reporting

We took the following actions during the quarter ended December 31, 2006:

- Identified and hired seasoned personnel and external advisors with accounting experience commensurate with responsibilities.
- Continued strengthening of personnel through training of existing staff.
- Improved processes and procedures to manage oversight of control activities.

Except as noted above, there have been no changes in our internal control over financial reporting during the quarter ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of LeapFrog Enterprises, Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that LeapFrog Enterprises, Inc., (the "Company") maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). LeapFrog Enterprises, Inc's. management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that LeapFrog Enterprises, Inc. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO control criteria. Also, in our opinion, LeapFrog Enterprises, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO control criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets, as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2006 and the financial statement schedule for the three years in the period ended December 31, 2006 listed in the Index at Item 15 of LeapFrog Enterprises, Inc., and our report dated March 1, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

San Francisco, California
March 1, 2007

Item 9B. Other Information.

Not applicable

PART III

Certain information required by Part III is omitted from this Report on Form 10-K since we intend to file our definitive proxy statement relating to our 2007 annual meeting of stockholders, pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended, also referred to in this Form 10-K as our 2007 Proxy Statement, no later than April 30, 2007, and certain information to be included in our 2007 Proxy Statement is incorporated herein by reference.

Item 10. Directors, Executive Officers and Corporate Governance.

The information appearing in our 2007 Proxy Statement under the headings "Proposal 1: Election of Directors," "Board of Directors and Corporate Governance—Committees of the Board—Audit Committee" and "Section 16(a) Beneficial Ownership Reporting Compliance" is incorporated herein by reference. The information under the heading "Executive Officers of the Registrant" in Item 1 of this Form 10-K is also incorporated by reference in this section.

In April 2005, our Board of Directors adopted the LeapFrog Code of Business Conduct and Ethics, which applies to all of our employees and directors, including our Chief Executive Officer, Chief Financial Officer, who is our principal financial officer, and our Vice President and Controller, who is our principal accounting officer. In August 2006, our Board adopted a number of versions of our Code of Business Conduct and Ethics that are specifically tailored to the various international locations in which we have operations. These versions of our Code of Business Conduct and Ethics are posted in the corporate governance section of our website located at www.LeapFroginvestor.com. To date, there have been no waivers under our Code of Business Conduct and Ethics. We will disclose any reportable waivers, if and when granted, of our Code of Business Conduct and Ethics in the corporate governance section of our website located at www.LeapFroginvestor.com.

On July 17, 2006, we filed with the NYSE the Annual CEO Certification regarding LeapFrog's compliance with the NYSE's Corporate Governance listing standards as required by Section 303A.12(a) of the NYSE Listed Company Manual. In addition, we are filing as exhibits to this annual report, the applicable certifications of our Chief Executive Officer and our Chief Financial Officer required pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, regarding the quality of the Company's public disclosures.

Item 11. Executive Compensation.

The information appearing in our 2007 Proxy Statement under the following headings is incorporated herein by reference:

- "Board of Directors and Corporate Governance—Compensation of Directors"
- "Board of Directors and Corporate Governance—Committees of the Board—Compensation Committee"
- "Executive Compensation"

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information appearing in our 2007 Proxy Statement under the following headings is incorporated herein by reference:

- "Security Ownership of Certain Beneficial Owners and Management"
- "Equity Compensation Plan Information"

Item 13. Certain Relationships and Related Transactions and Director Independence.

The information appearing in our 2007 Proxy Statement under the following headings is incorporated herein by reference:

- "Certain Relationships and Related Party Transactions"
- "Board of Directors and Corporate Governance—Independence of the Board of Directors"
- "Board of Directors and Corporate Governance—Committees of the Board" (first paragraph and table following only)

Item 14. Principal Accountant Fees and Services.

The information appearing in our 2007 Proxy Statement under the heading "Independent Registered Public Accounting Firm Fee Information" is incorporated by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(1) Financial Statements: See "Index to Consolidated Financial Statements" at page F-1 below.

(2) Financial Statement Schedules: The following financial statement schedule is included as Appendix A of this report:

Valuation and Qualifying Accounts and Allowances

(3) The exhibits listed in the accompanying index to exhibits are filed or incorporated by reference as part of this Annual Report.

Form 10-K

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEAPFROG ENTERPRISES, INC.

By: /s/ WILLIAM B. CHIASSON
William B. Chiasson
Chief Financial Officer and Principal Financial Officer

Date: March 8, 2007

POWER OF ATTORNEY

Each individual whose signature appears below constitutes and appoints Jeffrey G. Katz and William B. Chiasson, and each of them, his or her true and lawful attorneys-in-fact and agents with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this report on Form 10-K, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his, her or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ JEFFREY G. KATZ Jeffrey G. Katz	Chief Executive Officer (Principal Executive Officer), President and Director	March 8, 2007
/s/ WILLIAM B. CHIASSON William B. Chiasson	Chief Financial Officer (Principal Financial Officer)	March 8, 2007
/s/ KAREN LUEY Karen Luey	Vice President, Controller and Principal Accounting Officer	March 8, 2007
/s/ STEVEN B. FINK Steven B. Fink	Chairman and Director	March 8, 2007
/s/ THOMAS J. KALINSKE Thomas Kalinske	Vice Chairman and Director	March 8, 2007
/s/ STANLEY E. MARON Stanley E. Maron	Director	March 8, 2007
/s/ E. STANTON MCKEE, JR. E. Stanton McKee, Jr.	Director	March 8, 2007

Signatures	Title	Date
/s/ DAVID C. NAGEL David C. Nagel	Director	March 8, 2007
/s/ CADEN WANG Caden Wang	Director	March 8, 2007
/s/ RALPH R. SMITH Ralph R. Smith	Director	March 8, 2007

CERTIFICATIONS

I, Jeffrey G. Katz, certify that:

1. I have reviewed this annual report on Form 10-K of LeapFrog Enterprises, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 8, 2007

/s/ Jeffrey G. Katz

Jeffrey G. Katz
Chief Executive Officer

CERTIFICATIONS

I, William B. Chiasson, certify that:

1. I have reviewed this annual report on Form 10-K of LeapFrog Enterprises, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 8, 2007

/s/ William B. Chiasson

William B. Chiasson
Chief Financial Officer

CERTIFICATION PURSUANT TO SECTION 906 OF THE PUBLIC COMPANY ACCOUNTING REFORM AND INVESTOR PROTECTION ACT OF 2002 (18 U.S.C. § 1350, AS ADOPTED)

Pursuant to Section 906 of the Public Company Accounting Reform and Investor Protection Act of 2002 (18 U.S.C. § 1350, as adopted, the "Sarbanes-Oxley Act"), Jeffrey G. Katz, the Chief Executive Officer of LeapFrog Enterprises, Inc. (the "Company"), and William B. Chiasson, the Chief Financial Officer of the Company, each hereby certifies that, to the best of his knowledge:

1. The Company's Annual Report on Form 10-K for the year ended December 31, 2006, to which this Certification is attached as Exhibit 32.01 (the "Annual Report"), fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the Annual Report fairly presents, in all material respects, the financial condition of the Company at the end of the period covered by the Annual Report and results of operations of the Company for the period covered by the Annual Report.

Dated: March 8, 2006

/s/ Jeffrey G. Katz	/s/ William B. Chiasson
Jeffrey G. Katz Chief Executive Officer	William B. Chiasson Chief Financial Officer

Note: This certification accompanies the Annual Report pursuant to § 906 of the Sarbanes-Oxley Act and shall not be deemed "filed" by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

Appendix A

Schedule II—Valuation and Qualifying Accounts and Allowances
(In thousands)

	Balance at Beginning of Year	Additions (Reductions) Charged to Operations	Net Deductions	Balance at End of Year
Allowance for doubtful accounts receivable				
Year ended December 31, 2004	$ 1,620	$ 3,225 (a)	$ 2,326	$ 2,519
Year ended December 31, 2005	2,519	(123)(b)	1,068	1,328
Year ended December 31, 2006	1,328	1,186 (c)	1,729	785
Allowance for excess and obsolete inventory				
Year ended December 31, 2004	3,297	14,634 (d)	577	17,354
Year ended December 31, 2005	17,354	9,608 (d)	2,809	24,153
Year ended December 31, 2006	$24,153	$33,510 (e)	$23,560	$34,103

(a) Increase in allowance primarily due to initial and additional provisions made for one retailer and one distributor in financial distress.

(b) Reduction to the allowance was due to significant reduction in estimated chargebacks to our U.S. Consumer Segment.

(c) Decrease in allowance was associated with improved resolution of customer claims and lower sales volume.

(d) Excess and obsolete inventory allowance was increased due to obsolete and defective inventory of raw materials and discontinued finished goods. The increase in allowance was due, at least in part, to lower sales in the fourth quarter versus expectation.

(e) Increase in allowance for excess and obsolete inventory was primarily due to our slow-moving inventories, combined with changing priorities related to our updated strategic direction.

Form 10-K

[THIS PAGE INTENTIONALLY LEFT BLANK]

LEAPFROG ENTERPRISES, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

	Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3
Consolidated Statements of Operations	F-4
Consolidated Statements of Stockholders' Equity	F-5
Consolidated Statements of Cash Flows	F-6
Notes to the Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
LeapFrog Enterprises, Inc.

We have audited the accompanying consolidated balance sheets of LeapFrog Enterprises, Inc. (the "Company"), as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2006. Our audits also included the financial statement schedule for the three years in the period ended December 31, 2006 listed in the Index at Item 15. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of LeapFrog Enterprises, Inc. at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 2 to the financial statements, effective January 1, 2006 the Company adopted FASB Statement No. 123(R), *Share-Based Payments.*

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of LeapFrog Enterprises, Inc.'s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

San Francisco, California
March 1, 2007

LEAPFROG ENTERPRISES, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)

	December 31, 2006	December 31, 2005
ASSETS		
Current assets:		
Cash and cash equivalents	$ 67,314	$ 48,422
Short-term investments	80,784	23,650
Restricted cash	—	150
Accounts receivable, net of allowances of $785 and $1,328 at December 31, 2006 and 2005, respectively	141,816	257,747
Inventories, net	73,020	169,072
Prepaid expenses and other current assets	23,339	21,319
Deferred income taxes	1,156	10,715
Total current assets	387,429	531,075
Property and equipment, net	27,794	23,817
Deferred income taxes	148	16,588
Intangible assets, net	25,933	27,574
Other assets	9,137	6,775
Total assets	$450,441	$605,829
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 46,720	$ 74,329
Accrued liabilities and deferred revenue	50,001	44,225
Income taxes payable	724	1,781
Total current liabilities	97,445	120,335
Long-term liabilities	19,034	19,171
Stockholders' equity:		
Class A common stock, par value $0.0001; 139,500 shares authorized; shares issued and outstanding: 35,455 and 34,853 at December 31, 2006 and 2005	4	3
Class B common stock, par value $0.0001; 40,500 shares authorized; 27,614 shares issued and outstanding at December 31, 2006 and 2005	3	3
Treasury stock	(185)	(148)
Additional paid-in capital	343,310	342,595
Deferred compensation	—	(9,855)
Accumulated other comprehensive income	3,122	925
(Accumulated deficit) retained earnings	(12,292)	132,800
Total stockholders' equity	333,962	466,323
Total liabilities and stockholders' equity	$450,441	$605,829

See accompanying notes.

LEAPFROG ENTERPRISES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Year Ended December 31,		
	2006	2005	2004
Net sales	$ 502,255	$649,757	$640,289
Cost of sales	355,221	370,121	381,244
Gross profit	**147,034**	**279,636**	**259,045**
Operating expenses:			
Selling, general and administrative	131,928	126,187	120,810
Research and development	54,475	52,340	60,997
Advertising	75,441	70,014	83,263
Depreciation and amortization	9,853	10,142	7,958
Total operating expenses	**271,697**	**258,683**	**273,028**
Income (loss) from operations	(124,663)	20,953	(13,983)
Interest expense	(97)	(68)	(15)
Interest income	7,186	3,366	1,717
Other (expense) income, net	(907)	(454)	(176)
Income (loss) before provision (benefit) for income taxes	**(118,481)**	**23,797**	**(12,457)**
Provision (benefit) for income taxes	26,611	6,297	(5,929)
Net income (loss)	**$(145,092)**	**$ 17,500**	**$ (6,528)**
Net income (loss) per common share:			
Basic	$ (2.31)	$ 0.28	$ (0.11)
Diluted	$ (2.31)	$ 0.28	$ (0.11)
Shares used in calculating net income (loss) per common share:			
Basic	62,817	61,781	59,976
Diluted	62,817	62,329	59,976

See accompanying notes.

LEAPFROG ENTERPRISES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands)

	Class A Common Stock	Class B Common Stock	Treasury Stock	Additional Paid-In Capital	Deferred Compensation	Accumulated Other Comprehensive (Loss/Income)	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity
Balances at December 31, 2003	$ 3	$ 3	$—	$294,976	$ (2,492)	$ 828	$ 121,828	$ 415,146
Amortization of deferred compensation	—	—	—	—	1,691	—	—	1,691
Deferred compensation	—	—	—	1,523	(1,523)	—	—	—
Reversal of deferred compensation due to employee termination	—	—	—	(324)	324	—	—	—
Class A common stock issued upon exercise of stock option and employee purchase plan (1,759 shares)				13,016				13,016
Issuance of stock options to nonemployees	—	—	—	426	—	—	—	426
Tax benefit of stock option exercises and other				9,179				9,179
Comprehensive income (loss):								—
Net loss	—	—	—	—	—	—	(6,528)	(6,528)
Cumulative translation adjustment	—	—	—	—	—	1,570	—	1,570
Total comprehensive loss	—	—	—	—	—	—	—	(4,958)
Balances at December 31, 2004	3	3	—	318,796	(2,000)	2,398	115,300	434,500
Amortization of deferred compensation	—	—	—	—	2,642	—	—	2,642
Deferred compensation	—	—	—	11,692	(11,692)	—	—	—
Reversal of deferred compensation due to employee termination	—	—	—	(1,195)	1,195	—	—	—
Class A common stock issued upon exercise of stock option and employee purchase (1,421 shares)				10,597		—	—	10,597
Issuance of stock options to nonemployees	—	—	—	43	—	—	—	43
Tax benefit of stock option exercises	—	—	—	2,662	—	—	—	2,662
Treasury stock	—	—	(148)	—	—	—	—	(148)
Comprehensive income:	—	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	17,500	17,500
Cumulative translation adjustment	—	—	—	—	—	(1,473)	—	(1,473)
Total comprehensive income	—	—	—	—	—	—	—	16,027
Balances at December 31, 2005	3	3	(148)	342,595	(9,855)	925	132,800	466,323
Stock-based compensation				(2,552)	9,855			7,303
Class A common stock issued upon exercise of stock option and employee purchase plan (602 shares)	1			4,058				4,059
Issuance of stock options to nonemployees				8				8
Tax related to stock-based compensation				(321)				(321)
Treasury stock			(37)					(37)
Other				(478)				(478)
Comprehensive income (loss):								—
Net loss							(145,092)	(145,092)
Cumulative translation adjustment						2,197		2,197
Total comprehensive loss								(142,895)
Balances at December 31, 2006	$ 4	$ 3	$(185)	$343,310	$ —	$ 3,122	$ (12,292)	$ 333,962

See accompanying notes.

LEAPFROG ENTERPRISES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		
	2006	2005	2004
Net income (loss)	**$(145,092)**	**$ 17,500**	**$ (6,528)**
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation	16,285	17,579	16,186
Amortization	1,641	1,923	1,872
Unrealized foreign exchange (gain) loss	427	(3,733)	(5,029)
Provision for doubtful accounts	(306)	(123)	3,225
Deferred income taxes	25,999	4,339	(19,252)
Stock-based compensation	7,303	2,642	1,691
Tax benefit from stock-based compensation	109	2,662	9,179
Other changes in operating assets and liabilities:			
Accounts receivable	116,237	(29,437)	52,445
Inventories	96,052	(37,883)	(38,488)
Prepaid expenses and other current assets	(2,578)	(7,998)	(3,172)
Other assets	(2,361)	(6,526)	801
Accounts payable	(27,609)	11,518	(23,667)
Accrued liabilities and deferred revenue	5,776	(10,007)	7,683
Long-term liabilities	(136)	12,138	727
Income taxes payable	(499)	563	1,668
Other	(847)	138	759
Net cash provided by (used in) operating activities	**90,401**	**(24,705)**	**100**
Investing activities:			
Purchases of property and equipment	(20,318)	(16,668)	(20,546)
Purchase of intangible assets	—	—	(6,320)
Purchases of investments	(509,395)	(300,790)	(260,467)
Sale of investments	452,261	317,467	287,216
Net cash provided by (used in) investing activities	**(77,452)**	**9**	**(117)**
Financing activities:			
Cash used to collateralize letter of credit	—	(150)	—
Proceeds from release of restricted cash	150	—	—
Purchase of treasury stock	(37)	(148)	—
Proceeds from the exercise of stock options and employee stock purchase plan	4,059	10,597	13,016
Net cash provided by financing activities	**4,172**	**10,299**	**13,016**
Effect of exchange rate changes on cash	1,771	2,260	2,241
Increase in cash and cash equivalents	18,892	(12,137)	15,240
Cash and cash equivalents at beginning of period	48,422	60,559	45,319
Cash and cash equivalents at end of period	**$ 67,314**	**$ 48,422**	**$ 60,559**
Supplemental Disclosure of Cash Flow Information			
Cash paid during the year for:			
Income taxes, net of refunds	$ 4,321	$ 1,433	$ 2,111
Noncash investing and financing activities:			
Restricted stock and restricted stock units granted to employees	$ 4,058	$ 11,692	$ 1,523
Assets acquired under capital lease	—	$ 1,192	—
Technology license payable	$ —	$ —	$ 1,000

See accompanying notes.

LEAPFROG ENTERPRISES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share and percent data)

1. Description of Business

LeapFrog Enterprises, Inc. (the "Company"), creates and markets products which make learning fun with connected, innovative technology that teaches and engages in the world's largest markets. The Company designs and develops technology-based educational platforms with curriculum interactive software content and stand-alone products. These products are for sale through retailers, distributors and directly to schools. The Company operates three business segments namely U.S. Consumer, International, and SchoolHouse (formerly referred to as "Education and Training"). To date, the Company has established its brands and products primarily for children up to age 12 in the U.S. retail markets and in a number of international retail markets. Sales in the U.S. Consumer and International segments, the largest business segments, currently are generated in the toy aisles of retailers. Sales of products in the SchoolHouse segment are predominantly to educational institutions.

Based on voting control, the Company is a subsidiary of Mollusk Holdings, LLC.

Form 10-K

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, primarily those organized in the United Kingdom, Canada, Macau (which includes Hong Kong), France, Mexico and China. Intercompany accounts and transactions have been eliminated in consolidation.

Certain amounts in the financial statements for prior years have been reclassified to conform to the current year presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions affecting the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue when products are shipped and title passes to the customer provided that there are no significant post-delivery obligations to the customer and collection is reasonably assured. Net sales represent gross sales less negotiated price allowances based primarily on volume purchasing levels, estimated returns, allowances for defective products, markdowns, and other sales allowances for customer promotions.

Sales allowances may vary as a percentage of gross sales due to changes in the Company's product mix, defective product allowances or other sales allowances. Sales returns, discounts and allowances were $132,343, $117,226 and $136,441 for the years ended December 31, 2006, 2005 and 2004, respectively. Actual amounts for returns and allowances may differ from the Company's estimates.

Allowances for Accounts Receivable

The Company reduces accounts receivable by an allowance for amounts it believes will become uncollectible. This allowance is an estimate based primarily on management's evaluation of the customer's financial condition, past collection history and aging of the accounts receivable balances.

(In thousands, except per share and percent data)

The Company also provides estimated allowances for product returns, chargebacks, promotions and defectives on product sales in the same period that it records the related revenue. The Company estimates allowances by utilizing historical information for existing products. For new products, the Company estimates allowances for product returns based on specific terms for product returns and its experience with similar products.

The Company discloses its allowances for doubtful accounts on the face of the balance sheet. Other receivable allowances include allowances for product returns, chargebacks, defective products and promotional markdowns. Other allowances totaled $41,522 at December 31, 2006 and $44,415 at December 31, 2005.

Shipping and Handling Costs

Costs to ship merchandise from the Company's warehouse facilities to customers are recorded in cost of goods sold.

Content and Video Capitalization and Amortization

The Company capitalizes certain external costs related to the content development of its books. Amortization of these costs begins when books are initially released for sale and continues over a three-year life using the sum of the year's digits method. In the years ended December 31, 2006, 2005, 2004, the Company capitalized $8,473, $3,915 and $1,965, respectively, and amortized $3,537, $2,643 and $3,261, respectively, of external content development costs. Capitalized content development is included in property and equipment, and the related amortization is included in cost of sales. In 2006, the Company accelerated amortization of $212 of capitalized content related to titles not planned to be sold.

The Company capitalizes costs related to the production of home video in accordance with AICPA Statement of Accounting Position No. 00-2, "Accounting by Producers or Distributors of Film." Video production costs are amortized based on the ratio of the current period's gross revenues to estimated remaining total gross revenues from all sources on an individual production basis. During the year ended December 31, 2006, the Company had no capitalized video production costs. In the years December 31, 2005 and 2004, the Company capitalized $213 and $1,364 respectively. For the years ended December 31, 2006, 2005 and 2004, the Company amortized $249, $1,038 and $684 of video production costs, respectively. Capitalized video production cost is included in property and equipment, and the related amortization is included in cost of sales. During the year ended December 31, 2005, the Company accelerated amortization of capitalized video production costs totaling $377.

Advertising Expense

Production costs of commercials and programming are expensed when the production is first aired. The costs of advertising, in-store displays and promotion programs are expensed as incurred. Advertising costs associated with cooperative advertising are accrued as the related revenue is recognized. Prepaid advertising was $198 and $294 at December 31, 2006 and 2005, respectively.

Translation of Foreign Currencies

Assets, liabilities and results of the Company's operations outside of the United States are recorded based on their functional currency. When included in these consolidated financial statements, the assets and liabilities are translated at period-end exchange rates and revenues and expenses are translated at the average of the monthly exchange rates that were in effect during the year. The resulting translation adjustments are included as a separate component of equity. Foreign currency transaction gains and losses are included in income as incurred.

Derivative Financial Instruments

The Company transacts business in various foreign currencies, primarily in the British Pound, Canadian Dollar, Euro and Mexican Peso. In order to protect itself against reductions in the value and volatility of future cash flows caused by changes in currency exchange rates, the Company implemented a foreign exchange hedging program for its transaction exposure on January 9, 2004. The program utilizes foreign exchange forward contracts to enter into fair value hedges of foreign currency exposures of underlying non-functional currency monetary assets and liabilities that are subject to remeasurement. The exposures are generated primarily through intercompany sales in foreign currencies. The hedging program reduces, but does not always eliminate, the impact of the remeasurement of balance sheet items due to movements of currency exchange rates.

The Company does not use forward exchange hedging contracts for speculative or trading purposes. In accordance with SFAS No. 133, "Accounting For Derivative Instruments and Hedging Activities," all forward contracts are carried on the balance sheet at fair value as assets or liabilities and the corresponding gains and losses are recognized immediately in earnings to offset the changes in fair value of the assets or liabilities being hedged. These gains and losses are included in "Other income (expense), net" on the statement of operations. The estimated fair values of the Company's forward contracts are based on quoted market prices.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and money market funds.

Investments

Short-term investments consist primarily of auction rate certificates and commercial paper. Interest rates on auction rate certificates are reset at every auction date, generally every seven to forty-nine days, depending on the certificate. Although original maturities of these instruments are generally longer than one year, the Company has the right to sell these securities each auction date.

The Company classifies all investments as available-for-sale. Available-for-sale securities are carried at estimated fair value, which approximately equals cost. The Company records gains and losses, which are not material in other (expense) income, net on the consolidated statements of operations. The cost of securities sold is based on the specific identification method.

Concentration of credit risk is managed by diversifying investments among a variety of high credit-quality issuers.

Inventories

Inventories, net are stated at the lower of cost, on a first-in, first-out basis, or market value net of allowance for slow-moving, excess and obsolete inventories. The allowance for slow-moving, excess and obsolete inventories is based on management's review of on-hand inventories compared to their estimated future usage, demand for its products, anticipated product selling prices and products planned for discontinuation. If actual future usage, demand for its products and anticipated product selling prices are less favorable than those

(In thousands, except per share and percent data)

projected by management, additional inventory write-downs may be required. Management monitors these estimates on a quarterly basis. When considered necessary, management makes additional adjustments to reduce inventory to its net realizable value, with corresponding increases to cost of goods sold. Allowances for excess and obsolete inventory were $34,103 and $24,153 in 2006 and 2005, respectively, and are recorded as a reduction of gross inventories.

Valuation of work-in-process inventory is an estimation of the Company's liability for products in production at the end of each fiscal period. This estimation is based upon normal production lead-times for products the Company has scheduled to receive in subsequent periods, plus a valuation of products it specifically knows are either completed or delayed in production beyond the normal lead-time flow. To the extent that actual work-in-process differs from the Company's estimates, inventory and accounts payable may need to be adjusted.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation expense is calculated using the straight-line method over the estimated useful life of the assets, generally two to five years, except for leasehold improvements, which are depreciated over the shorter of the estimated related useful life of the asset or the remaining term of the lease. Amortization of equipment under capital leases is included in depreciation expense.

Included in property and equipment are manufacturing tools used to produce the Company's products. These tools are generally depreciated over two years on a straight-line basis. The Company periodically reviews its capitalized manufacturing tools to ensure that the related product line is still in production and that the estimated useful lives of the manufacturing tools are consistent with the Company's depreciation policy. Depreciation expense for manufacturing tools is included in cost of goods sold. During the years ended December 31, 2006, 2005, and 2004, the Company recorded accelerated depreciation of $94, $559, and $785, respectively to write-off certain tooling that will not be used in future periods.

The Company capitalizes website development costs in accordance with Emerging Issues Task Force ("EITF") No. 00-02, "Accounting for Website Development Costs." The costs capitalized include those to develop or acquire and customize code for web applications, costs to develop HTML web pages or develop templates and costs to create initial graphics for the website that included the design or layout of each page. These costs are amortized on a straight-line basis over two years. In the years ended December 31, 2006 and 2005, the Company capitalized $859 and $1,167, respectively, and amortized $1,046 and $653, respectively, of website development costs.

Intangible Assets

Intangible assets include the excess of purchase price over the cost of net assets acquired (Goodwill). Goodwill arose from its September 23, 1997 acquisition of substantially all the assets and business of the Company's predecessor, LeapFrog RBT, and its acquisition of substantially all the assets of Explore Technologies on July 22, 1998 and is allocated to the U.S. Consumer segment. Pursuant to the Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), goodwill is tested for impairment at least annually. The Company determined no adjustments to the stated value of goodwill were necessary.

Intangible assets with other than indefinite lives include patents, trademarks and licenses, and are amortized on a straight-line basis over their estimated useful lives, ranging from 3 to 15 years. At December 31, 2006, the

(In thousands, except per share and percent data)

weighted average amortization period for these intangibles was approximately 6 years. At December 31, 2006, the Company tested these intangible assets for impairment and determined that no significant adjustments to the stated values were necessary.

Income Taxes

The Company accounts for income taxes using the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are provided when it is more likely than not that all or a portion of a deferred tax asset will not be realized. In determining whether a valuation allowance is warranted, the Company takes into account such factors as prior earnings history, expected future earnings, carryback and carryforward periods, and tax strategies that could potentially enhance the likelihood of realization of a deferred tax asset.

During 2006, the Company recorded a non-cash valuation allowance of $60,433, against its gross deferred tax assets at December 31, 2006 of $60,433, of which $24,993 relates to pre-2006 deferred tax assets. The amount represents 100% of domestic deferred tax assets. The valuation allowance is calculated in accordance with the provisions of SFAS 109, which requires an assessment of both positive and negative evidence when measuring the need for a valuation allowance. The Company's domestic net operating losses for the most recent four-year period, the expectation of additional net operating losses in 2007 and changes in its business strategy increased the uncertainty about whether the level of future profitability needed to record the deferred assets will be achieved and represented sufficient negative evidence to require a valuation allowance under the provisions of SFAS 109. The Company intends to maintain a valuation allowance until sufficient positive evidence exists to support its reversal. Should the Company determine that it would be able to realize all or part of its deferred tax assets in the future, an adjustment to the valuation allowance would be recorded in the period such determination was made. The majority of LeapFrog's domestic deferred tax assets generally have 10-20 years until expiry or indefinite lives.

The financial statements also include accruals for the estimated amounts of probable future assessments that may result from the examination of federal, state or international tax returns. The Company's tax accruals, tax provision, deferred tax assets or income tax liabilities may be adjusted if there are changes in circumstances, such as changes in tax law, tax audits or other factors, which may cause management to revise its estimates. The amounts ultimately paid on any future assessments may differ from the amounts accrued and may result in an increase or reduction to the effective tax rate in the year of resolution.

Comprehensive Income (Loss)

Comprehensive income (loss) is comprised of net income (loss) and gains and losses on the translation of foreign currency denominated financial statements.

Stock-Based Compensation

At December 31, 2006, the Company had stock-based compensation plans for employees and nonemployee directors which authorized the granting of various stock-based incentives including restricted stock, restricted stock units and stock options. The vesting periods for restricted stock and restricted stock units are generally three and four years, respectively. The Company also grants stock options to certain of its employees for a fixed number of shares with an exercise price generally equal to the fair value of the shares on the date of grant. These options generally vest over a four-year period.

(In thousands, except per share and percent data)

Prior to January 1, 2006, the Company accounted for the stock-based compensation plans under the measurement and recognition provisions of APB Opinion No.25, "Accounting for Stock Issued to Employees," and related Interpretations, permitted under Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). As a result, stock-based compensation was included as a pro forma disclosure in the Notes to the financial statements.

Effective January 1, 2006, the Company adopted the recognition provisions of Statement of Financial Accounting Standard No. 123 (R), "Share-Based Compensation" ("SFAS 123(R)"), using the modified-prospective transition method. Under this transition method, compensation cost in 2006 included the portion vesting in the period for (1) all share-based payments granted prior to, but not vested, as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (2) all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). Results for the prior periods have not been restated.

The fair value of each stock option granted is estimated on the date of the grant using the Black-Scholes option-pricing model. The total grant date fair value is recognized over the vesting period of the options on a straight-line basis. The weighted-average assumptions for the expected life and the expected stock price volatility used in the model require the exercise of judgment. The risk-free interest rate used in the model is based on the assumed expected life. The expected life of the options represent the period of time the options are expected to be outstanding and is based on the guidance provided in the SEC Staff Accounting Bulletin No. 107 on Share-Based Payment. Expected stock price volatility is based on a consideration of the stock's historical and implied volatilities as well as the volatilities of other public entities in the industry. The risk-free interest rate used in the model is based on the U.S. Treasury yield curve in effect at the time of grant and has a term equal to the expected life.

Restricted stock awards and restricted stock units are payable in shares of the Company's Class A common stock. The fair value of each restricted stock or unit is equal to the closing market price of the Company's stock on the trading day immediately prior to the date of grant. The grant date fair value is recognized in income over the vesting period of these stock-based awards. The cost of the performance-based stock awards is expensed based on achieving pre-established financial measures, including certain stock price milestones. The Company did not achieve the related financial goals in 2004, 2005, and 2006, resulting in cancellation of the associated share grants. Stock-based compensation arrangements to non-employees are accounted for using a fair value approach. The compensation costs of these arrangements are subject to re-measurement over the vesting terms.

Impairment of Long-Lived Assets Other Than Goodwill

Long-lived assets, other than goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets is measured by comparison of the carrying amount of the asset to the net undiscounted future cash flows expected to be generated from the asset. If the future undiscounted cash flows are not sufficient to recover the carrying value of the assets, the assets' carrying value is adjusted to fair value. The Company regularly evaluates its long-lived assets for indicators of possible impairment.

Recent Accounting Pronouncements

In February 2006, the FASB issued SFAS No. 155, "*Accounting for Certain Hybrid Financial Instruments—An Amendment of FASB Statements No. 133 and 140*" ("SFAS 155"). SFAS 155 permits hybrid

(In thousands, except per share and percent data)

financial instruments containing embedded derivative to be measured at fair value at acquisition, or at issuance. SFAS 155 requires that previously recognized financial instruments are subject to a remeasurement (new basis) event, on an instrument-by-instrument basis, in cases in which a derivative would otherwise have to be bifurcated. Change in fair value should be recognized in earnings. SFAS 155 establishes a requirement to evaluate interest in securitized financial assets to determine if they are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. The guidance is effective for fiscal years beginning after September 15, 2006. The Company does not believe that the adoption of SFAS 155 will have a material impact in the Company's consolidated financial statements.

In June 2006, the FASB ratified the consensus reached by the Emerging Issues Task Force on Issue No. 06-3, "*How Sales Taxes Collected From Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement*" ("EITF 06-3"). EITF 06-3 requires a company to disclose its accounting policy (i.e. gross vs. net basis) relating to the presentation of taxes within the scope of EITF 06-3. Furthermore, for taxes reported on a gross basis, an enterprise should disclose the amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented. The guidance is effective for all periods beginning after December 15, 2006. The Company does not expect the adoption of this guidance will have a material impact in the Company's consolidated financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109*" (FIN 48), which became effective for the Company on January 1, 2007. This interpretation clarifies the accounting for income tax benefits that are uncertain in nature. Under FIN 48, a company will recognize a tax benefit in the financial statements for an uncertain tax position only if management's assessment is that its position is "more likely than not" (i.e., a greater than 50 percent likelihood) to be upheld on audit based only on the technical merits of the tax position. This accounting interpretation also provides guidance on measurement methodology, derecognition thresholds, financial statement classification and disclosures, interest and penalties recognition, and accounting for the cumulative effect adjustment. The new interpretation is intended to provide better financial statement comparability among different companies.

The expected impact of adopting FIN 48 is estimated to be an increase in our risk reserves associated with income taxes by $7-$8 million. Of this amount, less than $1 million will reduce beginning retained earnings for 2007, and the remainder will decrease NOL carryforwards in the US, which are fully offset by a valuation allowance, and any subsequent impact may be recognized in provision for income taxes.

In addition to the financial statement impact of adopting FIN 48, future disclosures will also include a tabular roll-forward of unrecognized tax benefits at the beginning and end of the period; the amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate; the amounts of interest and penalties recognized in the financial statements; any expected significant impacts from unrecognized tax benefits on the financial statements over the subsequent twelve-month reporting period; and a description of the tax years remaining to be examined in major tax jurisdictions.

The Company accrued statutory interest and penalties, if applicable, related to liabilities for unrecognized tax benefits on its Consolidated Statement of Income in the Provision for income taxes.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, "*Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements*" ("SAB 108"). SAB 108 provides interpretive guidance on how the effects of prior-year uncorrected misstatements should be

(In thousands, except per share and percent data)

considered when quantifying misstatements in the current year financial statements. SAB 108 requires registrants to quantify misstatements using both an income statement ("rollover") and balance sheet ("iron curtain") approach and evaluate whether either approach results in a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. If prior year errors that had been previously considered immaterial now are considered material based on either approach, no restatement is required so long as management properly applied its previous approach and all relevant facts and circumstances were considered. If prior years are not restated, the cumulative effect adjustment is recorded in opening accumulated earnings (deficit) as of the beginning of the fiscal year of adoption. SAB 108 is effective for fiscal years ending on or after November 15, 2006, with earlier adoption encouraged. The Company adopted the bulletin during 2006. The adoption did not have a material effect on the Company's consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "*Fair Value Measurements*" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements and accordingly, does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We have not determined the impact of the adoption of SFAS 157 in our consolidated financial statements.

3. Fair Value of Financial Instruments

At December 31, 2006 and 2005, the carrying values of the Company's financial instruments, including cash and cash equivalents, short-term investments, foreign exchange transactions, receivables, accounts payable and accrued liabilities, approximated their fair values.

4. Investments

Available-for-sale securities consisted of the following classified by original maturity date:

	Maturing within					
At December 31, 2006	**1 YR**	**2 YR**	**5 YR**	**5 to 10 YR**	**Over 10 YR**	**Total**
Auction rate certificates	$ —	$—	$ —	$8,499	$52,300	$60,799
Commercial Paper	19,985	—	—	—	—	19,985
Total short-term investments	$19,985	$—	$ —	$8,499	$52,300	$80,784
At December 31, 2005	**1 YR**	**2 YR**	**5 YR**	**5 to 10 YR**	**Over 10 YR**	**Total**
Auction rate preferred securities	$ —	$—	$ —	$ —	$ 1,300	$ 1,300
Auction rate certificates	1,000	—	1,000	—	20,350	22,350
Total short-term investments	$ 1,000	$—	$1,000	$ —	$21,650	$23,650

At December 31, 2006 and 2005, short-term investments included certificates issued by various states of the United States totaling $43,250 and $19,350 respectively.

(In thousands, except per share and percent data)

Form 10-K

5. Restricted Cash

At December 31, 2006, the Company had no restricted cash. At December 31, 2005, restricted cash was $150 which cash was used to collateralize a single standby letter of credit to an insurance provider. The standby letter of credit guaranteed expected claims under the Company's commercial and general liability protection policy.

6. Inventories

Inventories consisted of the following:

	December 31, 2006	December 31, 2005
Raw materials	$ 6,755	$ 31,954
Work in process	8,093	11,220
Finished goods	92,301	150,629
Allowances	(34,129)	(24,731)
Inventories, net	$ 73,020	$169,072

At December 31, 2006 and 2005, the Company accrued liabilities for cancelled purchase orders totalling $2,451 and $4,937, respectively.

7. Property and Equipment

Property and equipment consisted of the following:

	December 31, 2006	December 31, 2005
Tooling, cards, dies, and plates	$ 29,425	$ 26,969
Computers and software	31,214	26,196
Capitalized content development	23,358	15,250
Capitalized website costs	9,115	8,256
Equipment, furniture and fixtures	7,080	6,140
Leasehold improvements	5,562	3,316
Capitalized video costs	2,213	2,213
	107,967	88,340
Less: accumulated depreciation	(80,173)	(64,523)
Property and equipment, net	$ 27,794	$ 23,817

Capital leases of $583 and $1,192 at December 31, 2006 and 2005, respectively, are included in equipment, furniture, and fixtures. The accumulated amortization on capital leases was $397 and $132 at December 31, 2006 and 2005, respectively. The related capital lease obligation is reflected on the balance sheet in accrued liabilities and deferred revenue.

(In thousands, except per share and percent data)

8. Intangible Assets

	December 31,	
	2006	2005
Trademarks, patents and other intangibles	$14,378	$14,378
Less accumulated amortization	(7,994)	(6,353)
	6,384	8,025
Goodwill	19,549	19,549
Intangible assets, net	$25,933	$27,574

In 2005, the Company entered into a ten-year technology license agreement with a third party to jointly develop and customize their respective technologies to be combined in a platform and related licensed products. The $6,000 license fee is included in intangible assets on the balance sheet and is being amortized on a straight-line basis over the life of the contract.

Amortization expense related to trademarks, patents and other intangible assets was $1,641, $1,923, and $1,872 for the years ended December 31, 2006, 2005, and 2004, respectively. The estimated future amortization expense related to these intangible assets is as follows:

Year Ended December 31,	
2007	$1,422
2008	917
2009	817
2010	817
2011	817
Thereafter	1,594
	$6,384

9. Related Party Transactions

Since 2004, the Company has been a subsidiary of Mollusk Holdings, LLC, an entity controlled by Lawrence J. Ellison. In 2006, the Company purchased software products and support services from Oracle Corporation totaling $391. As of December 31, 2006, Lawrence J. Ellison, the Chief Executive Officer of Oracle Corporation, may be deemed to have or share the power to direct the voting and disposition, and therefore, to have beneficial ownership of approximately 16,750,000 shares of the Company's Class B common stock, which represents approximately 26.3% of the combined voting power of the Company's Class A common stock and Class B common stock.

In 2006, the Company paid Pillar Data Systems, Inc. a total of $303 in equipment fees. Mr. Ellison is the majority stockholder of Pillar Data Systems, Inc.

The Company is currently involved in a dispute with Mounte LLC arising out of a 2002 tax sharing agreement between LeapFrog and Knowledge Universe, Inc., the predecessor in interest of Mounte LLC. The Company is claiming a $635 refund of amounts that the Company previously paid under the agreement, while Mounte LLC is claiming that the Company owes an additional payment of approximately $1,200. Mounte LLC is

(In thousands, except per share and percent data)

indirectly controlled by Michael R. Milken, Lowell J. Milken and Lawrence J. Ellison, who beneficially own a majority of the Company's voting shares. The parties are awaiting the results of California State audit of Mounte LLC before proceeding with discussions.

10. Accrued Liabilities and Deferred Revenue

Accrued liabilities and deferred revenue are as follows:

	December 31, 2006	December 31, 2005
Advertising and promotion	$19,366	$19,010
Employee-related costs	11,161	5,356
Royalties payable	6,723	8,375
Accrued inventory, manufacturing, and warehousing	2,252	2,721
Deferred revenue	1,235	414
Legal fees and settlement costs	724	241
Capital lease obligation	579	579
Consulting, contractor costs and commissions payable	556	605
Sales and VAT tax payable	513	1,486
Other	6,892	5,438
	$50,001	$44,225

At December 31, 2006, the accrual for employee related costs includes $3,210 and $4,472 related to severance and bonus, respectively. Included in the severance accrual is $1,068 relating to restructuring of our SchoolHouse segment.

11. Borrowings Under Credit Agreements and Long-Term Debt

On November 8, 2005, the Company entered into a $75,000 asset-based revolving credit facility with Bank of America. Availability under this agreement was $74,950 as of December 31, 2006. The borrowing availability varies according to the levels of the Company's accounts receivable, inventory and cash and investment securities deposited in secured accounts with the administrative agent or other lenders. Subject to the level of this borrowing base, the Company may make and repay borrowings from time to time until the maturity of the facility. The interest rate for the revolving credit facility will vary based on utilization. The revolving credit facility contains a fixed charge coverage ratio which is measured only if certain availability thresholds are not met. The Company is required to maintain a ratio of at least 1.0 to 1.0 when the covenant is required to be tested. The maturity date of the facility is November 8, 2010; at which time all borrowings under the facility must be repaid. The Company may make voluntary prepayments of borrowings at any time. It must pay an early termination fee of 0.5% if the facility is terminated prior to November 8, 2007.

The revolving credit facility contains customary events of default, including payment failures; failure to comply with covenants; failure to satisfy other obligations under the credit agreements or related documents; defaults in respect of other indebtedness; bankruptcy, insolvency and inability to pay debts when due; material judgments; change in control provisions and the invalidity of the guaranty or security agreements. The cross-default provision applies if a default occurs on other indebtedness in excess of $5.0 million and the applicable grace period in respect of the indebtedness has expired, such that the lender of, or trustee for, the defaulted indebtedness has the right to accelerate. If an event of default occurs, the lenders may terminate their commitments, declare immediately all borrowings under the credit facility as due and foreclose on the collateral.

(In thousands, except per share and percent data)

In August 2005, the Company entered into a software capital lease agreement for a new enterprise resource planning (ERP) system, Oracle 11i. The total commitment of the lease, which expires on December 31, 2007 is $1,566. At December 31, 2006, the Company had a remaining balance of $570 related to this lease which is included in the accrued liabilities and deferred revenue on the balance sheet.

12. Content License Agreements

The Company licenses certain of its content from third parties under exclusive and nonexclusive agreements, which permit the Company to utilize characters, stories, illustrations and trade names throughout specified geographic territories. The total amount of royalty expense related to these license agreements was $14,839, $15,193, and $12,435 for the years ended December 31, 2006, 2005 and 2004, respectively. The Company reflected $6,723 and $8,375 in accrued royalties at December 31, 2006 and 2005, respectively.

13. Concentrations of Credit Risk and Certain Other Risks

Financial instruments that subject the Company to concentrations of credit risk include cash equivalents, short-term investments, foreign exchange transactions and trade receivables. Cash and cash equivalents consist principally of cash and money market funds. Investments consist principally of auction rate certificates and foreign exchange transactions with highly rated financial institutions.

The Company manufactures and sells its products primarily to national and regional mass-market retailers in the United States. Credit is extended based on an evaluation of the customers' financial condition, and generally collateral is not required. Allowances for credit losses are provided for in the consolidated financial statements at the time of sale.

Seasonality of Sales

Sales of the Company's products have historically been highly seasonal with a significant majority of the sales occurring during the third and fourth quarters. Failure to accurately predict and respond to consumer demand may cause the Company to produce excess inventory, which could adversely affect the Company's operating results and financial condition. Conversely, if a product achieves greater success than anticipated, the Company may not have sufficient inventory to meet retail demand, which could adversely impact the Company's relations with its customers.

Vendor Concentration

The Company's manufacturing and operations strategy is designed to maximize the use of outsourced services particularly with respect to the actual production and physical distribution of its products. The Company believes that its outsourcing strategy enhances the scalability of the manufacturing process. Since the Company does not have its own manufacturing facilities, it is dependent on close working relationships with its contract manufacturers for the supply and quality of its products and the computer chips contained in these products. The Company uses contract manufacturers located in Asia, primarily in the People's Republic of China or PRC, to build its finished products. Given the highly seasonal nature of the Company's business, any unusual delays or quality control problems could have a material adverse effect on the Company's operating results and financial condition. The Company's top three vendors supplied a total of 72%, 44% and 42% of the Company's products in 2006, 2005 and 2004, respectively; Jetta Company Limited or Jetta, located in China, supplied 51%, 22% and 24%, respectively. During 2006, the Company used Jetta primarily for high volume production of its major products such as Leapster, Leapster L-Max and related cartridges. The Company expects to continue to use a limited number of contract manufacturers and fabricators, most of which are located in Asia.

(In thousands, except per share and percent data)

Customer Concentration

A limited number of customers historically have accounted for a substantial portion of the Company's net sales. The significant customers and the relative percentage of net sales for these customers are approximately as follows:

	Year Ended December 31,		
	2006	2005	2004
Wal-Mart	26%	29%	28%
Toys "R" Us	22%	20%	23%
Target	18%	15%	13%
Total	66%	64%	64%

Net sales to Wal-Mart and Toys "R" Us are generated in the U.S. Consumer and International segments, and Target net sales are generated in the U.S. Consumer segment.

Wal-Mart, Toys "R" Us and Target accounted for approximately 34%, 19% and 27%, respectively, of gross accounts receivable of the U.S. Consumer segment at December 31, 2006. At December 31, 2005, Wal-Mart, Toys "R" Us and Target accounted for approximately 37%, 23% and 22%, respectively, of gross accounts receivable.

14. Income Taxes

Income (loss) before taxes includes the following components:

	Year Ended December 31,		
	2006	2005	2004
Income (loss) before taxes:			
United States	$ (83,630)	$ (1,297)	$(13,514)
Foreign	(34,851)	25,094	1,057
Total	$(118,481)	$23,797	$(12,457)

The income tax (benefit) provision recognized in the consolidated statements of operations consists of the following:

	Year Ended December 31,		
	2006	2005	2004
Current:			
Federal	$ —	$(1,629)	$ 9,004
State	—	609	1,227
Foreign	(172)	9,310	3,073
	(172)	8,290	13,304

Form 10-K

(In thousands, except per share and percent data)

	Year Ended December 31,		
	2006	2005	2004
Deferred:			
Federal	19,659	(230)	(14,013)
State	5,969	(1,378)	(4,717)
Foreign	1,155	(385)	(503)
	26,783	(1,993)	(19,233)
Provision (benefit) for income taxes	$26,611	$ 6,297	$ (5,929)

While the Company believes that its tax return positions are supportable, it accrues for possible future assessments that may result from the examination of federal, state, or international tax returns. The tax accruals may be adjusted if there are changes in circumstances, such as changes in tax law, tax audits, or other factors, which may cause management to revise its estimates. The amounts ultimately paid on any possible future assessments may differ from the amounts accrued and may result in an increase or reduction to the effective tax rate in the year of resolution. The Company believes that the tax accruals reflect the probable outcome of known tax contingencies at this time. As of December 31, 2006 and 2005, the Company recorded $15,670 and $17,138, respectively, in long-term liabilities for these contingencies.

Tax benefits of $109 and $2,662 related to employee stock options were credited directly to Stockholders' equity in the years ended December 2006 and 2005, respectively.

The differences between the provision for income taxes and the income tax determined by applying the statutory federal income tax rate of 35% were as follows:

	Year Ended December 31,		
	2006	2005	2004
Income tax (benefit) at the statutory rate	$(41,469)	$ 8,329	$(4,360)
State income taxes	5,969	(50)	(834)
Foreign operations	13,181	980	251
Tax Exempt Interest	(177)	(858)	(415)
Nondeductible items	279	231	270
Research & Development Credits	(1,209)	(2,020)	(1,093)
Other	458	(315)	252
Valuation allowance	49,579	—	—
Income tax provision (benefit)	$ 26,611	$ 6,297	$(5,929)

State income tax expense above includes a valuation allowance of $10,854.

Undistributed earnings of the Company's foreign subsidiaries amounted to approximately $16,808 at December 31, 2006. The earnings are considered to be permanently reinvested and accordingly, no deferred U.S. income taxes have been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to U.S. income tax in the approximate amount of $1,186, net of resulting tax credits.

(In thousands, except per share and percent data)

The components of the Company's deferred taxes are as follows:

	December 31, 2006	December 31, 2005
Deferred tax assets:		
NOL and Credits Carryover	$ 34,757	$12,404
Inventory and other reserves	14,359	11,578
Depreciation and Amortization	4,855	3,092
Other	7,766	229
Valuation Allowance	(60,433)	—
Total deferred tax assets	$ 1,304	$27,303
Deferred tax liabilities		
Goodwill	(1,267)	—
Total deferred tax liability	$ (1,267)	$ —

As of December 31, 2006, the Company has federal net operating loss carryforwards of $66,655, which will expire in 2025. State net operating loss carryforwards totaling $92,937 as of December 31, 2006 will expire in years 2007 through 2025. As of December 31, 2006, the Company also has federal and California research and development credit carryforwards of $3,666 and $3,299, respectively. The federal research credit carryforwards will expire beginning in 2024, while the California research credits can be carried forward indefinitely.

During 2006, the Company recorded a non-cash charge to establish a valuation allowance of $60,433 against its gross deferred tax assets of $60,433. The amount represents 100% of the domestic deferred tax assets as set out in the table below.

	Year Ended Dec. 31, 2006	Year Ended Dec. 31, 2005
Current deferred tax asset	$ 15,088	$ 9,725
Less: Valuation allowance	(15,088)	—
	$ —	$ 9,725
Non-current deferred tax asset	$ 45,345	$16,558
Less: Valuation allowance	(45,345)	—
Non-current deferred tax asset	$ —	$16,558

The valuation allowance is calculated in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," ("SFAS 109"), which requires an assessment of both positive and negative evidence when measuring the need for a valuation allowance. The Company's domestic net operating losses for the most recent three-year period, the expectation of additional net operating losses in 2006 and changes in its business strategy increased the uncertainty that the level of future profitability needed to record the deferred assets will be achieved and represented sufficient negative evidence to require a valuation allowance under the provisions of SFAS 109. The Company intends to maintain a valuation allowance until sufficient positive evidence exists to support its reversal. Should the Company determine that it would be able to realize all or part of its deferred tax asset in the future, an adjustment to the valuation allowance would be recorded in the period such determination was made. The majority of the Company's domestic deferred tax assets generally have 10—20 years until expiration or indefinite lives.

(In thousands, except per share and percent data)

On November 10, 2005, the Financial Accounting Standards Board, or FASB issued FASB Staff Position No. FAS 123(R)-3, "*Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards.*" The Company has adopted the alternative transition method provided in the FASB Staff Position for calculating the tax effects (if any) of stock-based compensation expense pursuant to SFAS 123(R). The alternative transition method includes simplified methods to establish the beginning balance of the additional paid-in capital pool (APIC pool) related to the tax effects of employee stock-based compensation, and to determine the subsequent impact to the APIC pool and the consolidated statements of operations and cash flows of the tax effects of employee stock-based compensation awards that are outstanding upon adoption of SFAS 123(R).

15. Defined Contribution Plan

The Company sponsors a defined contribution plan under Section 401 (k) of the Internal Revenue Code. Effective September 1, 2005, the 401(k) plan provides that the Company match 50% of employee contributions up to the greater of $2 or 6% of the participant's compensation per plan year. Matching contributions vest to employees over three years. Prior to this change, in September 1, 2005, the 401(k) program provided for the Company to match 25% of employee contributions up to 4% of the participant's compensation, with the vesting occurring at the end of three years. Prior to October 2005, the defined contribution plan was sponsored by Knowledge Universe, Inc. For the years ended December 31, 2006, 2005 and 2004, the Company recorded total expense of $829, $479 and $307, respectively, related to the defined contribution plan.

16. Stockholders' Equity

Common Stock

The Company is authorized to issue 180,000 shares of common stock at a $0.0001 par value per share, of which 139,500 shares are designated as Class A common stock and 40,500 shares are designated as Class B common stock.

Conversion

Each holder of Class B common stock shall have the right to convert each share of Class B common stock into one share of Class A common stock.

Dividends

Class A and B stockholders shall be entitled to dividends when and as declared by the Board out of funds legally available. When dividends are declared, such dividends shall be paid in equal amounts per share on all shares of Class A and Class B common stock.

Voting

The Class A stockholders are entitled to one vote per share and the Class B stockholders are entitled to ten votes per share.

Liquidation

Class A and B common stockholders are equally entitled to all assets of the Company available for distribution.

(In thousands, except per share and percent data)

17. Stock-Based Compensation

At December 31, 2006, the Company had stock-based compensation plans for employees and nonemployee directors that authorized the granting of various stock-based incentives including stock options, restricted stock and restricted stock units. On June 16, 2006, the stockholders approved amendments to these plans to increase the number of shares of Class A common stock reserved for issuance to employees to 21,000 from 19,000 and to increase the number of shares of Class A common stock reserved for issuance to nonemployee directors to 1,250 from 750.

Effective January 1, 2006, the Company adopted the recognition provisions of Statement of Financial Accounting Standard No. 123(R), "Share-Based Compensation" ("SFAS 123(R)"), using the modified-prospective transition method. Under this transition method, compensation cost in 2006 includes the portion vesting in the period for (1) all share-based payments granted prior to, but not vested, as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (2) all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). Results for the prior periods have not been restated.

Compensation costs related to stock-based compensation are generally amortized over the vesting period in selling, general and administrative expense and research and development expense in the statement of operations. The Company recognized total stock-based compensation expense of $7,303, $2,642 and $1,690 for the years ended December 31, 2006, 2005 and 2004, respectively, for employees and nonemployee directors. For the years ended December 31, 2006, 2005, and 2004, $4,688 and $1,397, and $633 respectively, was recorded in selling, general and administrative expense, and $2,615, $1,245 and $1,057, respectively, was recorded in research and development expense.

Prior to adopting SFAS 123(R), the Company presented all benefits from tax deductions arising from stock-based compensation as cash flows from operating activities in the statement of cash flows. SFAS 123(R) generally requires that the tax benefits in excess of the compensation cost recognized for those exercised options and vested restricted stock units and restricted stock awards be classified as financing cash flows. However, as the Company is in a net operating loss position, no tax benefit was recorded for stock options exercises or for vested restricted stock units and awards. As a result, no excess tax benefit was included in net cash provided by financing activities and is included in cash provided by operating activities.

Prior to January 1, 2006, the Company accounted for the plans under the measurement and recognition provisions of APB Opinion No.25, "Accounting for Stock Issued to Employees," and related Interpretations, permitted under Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123").

(In thousands, except per share and percent data)

The following table illustrates the effect on net income and net income per common share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation during the stated period:

	Year Ended December 31,	
	2005	2004
Net income (loss) as reported	$ 17,500	$ (6,528)
Stock-based employee compensation expense included in reported net income, net of related tax effects	1,617	886
Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(5,931)	(9,538)
Additional stock based compensation expenses provided by the acceleration of options, net of related tax effects	(11,636)	—
Pro forma net income (loss)	$ 1,550	$(15,180)
Net income (loss) per common share as reported:		
Basic	$ 0.28	$ (0.11)
Diluted	$ 0.28	$ (0.11)
Pro forma net income (loss) per common share:		
Basic	$ 0.03	$ (0.25)
Diluted	$ 0.02	$ (0.25)

Stock Options

Stock options to purchase Class A common stock were granted with an exercise price equal to the closing market price of the Company's stock on the trading day immediately prior to the date of grant. Each stock option generally has a vesting period of four years and is generally exercisable for a period of up to ten years from the date of the grant. The fair value of each stock option granted is estimated on the date of the grant using the Black-Scholes option-pricing model.

The total stock-based compensation expense for employee stock options recorded during the years ended December 31, 2006, 2005, and 2004 was $4,254 before tax ($2,564 or $ 0.041 per share after tax), $385 before tax ($232 or $0.004 per share after tax), and $1,616 before tax ($973 or $0.016 per share after tax), respectively. As of December 31, 2006, the Company had $24,456 of unrecognized compensation cost related to nonvested stock options that is expected to be recognized over a weighted-average period of approximately 3.2 years.

(In thousands, except per share and percent data)

The table below presents the weighted-average assumptions used in the model for the years ended December 31, 2006, 2005 and 2004. The expected life of the options represent the period of time the options are expected to be outstanding and is based on the guidance provided in SEC Staff Accounting Bulletin No. 107 on Share-Based Payment. Expected stock price volatility is based on consideration of historical and current implied volatilities of the Company's stock, as well as the historical volatilities of other entities in the Company's industry. The risk–free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant and that has a term equal to the expected life.

Weighted-average assumptions

	Year Ended December 31,		
	2006	2005	2004
Expected life (years)	6.25	4.0	4.0
Risk-free interest rate	4.9%	4.0%	3.1%
Volatility factor	40.03%	39.38%	61.00%
Dividend yield	0%	0%	0%

A summary of the stock option activities for the years ended December 31, 2006, 2005 and 2004 is as follows:

	Optioned Class A Shares		
	Number of Shares	Price per Share	Weighted-Average Exercise Price
Balances, December 31, 2003	6,469	$2.37-$19.71	$11.84
Options granted	2,690	20.60-44.60	22.21
Options exercised	(1,638)	2.37-24.69	6.50
Options canceled	(694)	5.00-24.69	16.07
Balances, December 31, 2004	6,827	2.37-44.60	16.77
Options granted	1,266	12.05-29.74	11.68
Options exercised	(1,256)	2.37-24.69	7.26
Options canceled	(1,315)	5.00-44.60	22.40
Balances, December 31, 2005	5,522	2.37-44.60	16.34
Options granted	5,450	8.62-16.67	11.92
Options exercised	(505)	2.37-11.04	7.12
Options canceled	(1,337)	9.33-38.00	16.18
Balances, December 31, 2006	9,130	$ 5.00-44.60	$14.23

The weighted-average grant-date fair value of options granted during the years ended December 31, 2006 and 2005 and 2004 was $4.28, $4.22 and $10.86, respectively.

(In thousands, except per share and percent data)

The following table summarizes information concerning outstanding and exercisable options as of December 31, 2006.

	Class A Options Outstanding			Class A Options Exercisable	
Range of Exercise Price	Number Outstanding	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$5.00 – $8.62	419	5.41	$ 5.59	351	$ 5.00
$9.33 – $9.33	1,018	9.84	$ 9.33	—	$ —
$9.64 – $10.14	563	7.59	$10.03	277	$10.01
$10.30 – $10.30	1,200	9.51	$10.30	—	$ —
$10.33 – $12.12	915	8.47	$11.28	365	$11.39
$12.20 – $12.50	1,089	8.12	$12.45	460	$12.48
$12.90 – $12.90	25	8.81	$12.90	7	$12.90
$13.33 – $13.33	950	9.51	$13.33	—	$ —
$13.50 – $16.67	1,181	9.42	$15.66	92	$13.56
$17.43 – $44.60	1,770	7.03	$25.27	1,765	$25.29
$5.00 – $44.60	9,130	8.48	$14.23	3,317	$18.21

The intrinsic value of stock options is defined as the difference between the current market value and the exercise price, which is equal to the market value at the time of the grant. As of December 31, 2006, the total intrinsic value of the stock options outstanding and exercisable was $1,986. Cash received from stock options exercised during the year was $3,594.

In July 2006, the Company granted an aggregate of 2,650 shares of Class A common stock options to its new President and Chief Executive Officer, resulting in an increase in the number of shares issued under stock option awards outstanding. Of these awards, options to purchase 2,000 shares were granted under the Company's 2002 Equity Incentive Plan and options to purchase 650 shares were granted as an "inducement" grant outside of the Company's existing equity plans.

Restricted stock awards and restricted stock units

Restricted stock awards and restricted stock units generally vest over three and four years, respectively. The shares are valued using the closing market price of the Company's stock on the trading day immediately prior to the grant date and expense is recognized on a straight-line basis over the applicable vesting period. Effective June 16, 2006, any stock awards or restricted stock units granted reduce shares available for future issuance on a 2 for 1 basis.

Restricted stock awards and stock units are payable in shares of Class A common stock. Employees can elect to pay withholding taxes due upon vesting with shares vested. Effective June 16, 2006, any resulting shares are returned to the pool of shares reserved for future issuance.

The Company had previously recorded additional paid in capital and deferred compensation in stockholders' equity for the unamortized portion of restricted stock awards and restricted stock units. These amounts were reversed on January 1, 2006 in accordance with the provisions of SFAS 123(R). Of the total stock-based compensation expense for the years ended December 31, 2006, 2005 and 2004, $2,302 before tax ($1,388 or $0.02 per share after tax), $2,257 before tax ($1,359 or $0.02 per share after tax), $74 before tax ($45 or $0.001 per share

(In thousands, except per share and percent data)

after tax), respectively, was attributable to restricted stock units and restricted stock awards. As of December 31, 2006, the Company had $12,535 of unrecognized compensation cost related to nonvested restricted stock units and restricted stock awards that is expected to be recognized over a weighted-average period of approximately 2.5 years.

A summary of the activities of the Company's restricted stock and restricted stock units is presented in the following table:

	Year Ended December 31, 2006	
	Number of Shares	Weighted-Average grant-date value per share
Not vested at December 31, 2005	970	$11.24
Granted	656	$10.12
Vested	(177)	$10.05
Forfeited	(357)	$11.75
Not vested at December 31, 2006	1,092	$10.59

Performance Shares

Certain executives have restricted stock awards that are performance-based. Performance shares are received by participants at the end of each three-year cycle and are generally tied to the Company's performance against pre-established annual financial measures. A portion of these performance shares is dependent on whether the Company's stock price meets certain milestones over the three-year cycle. During the year ended December 31, 2006, the Company recorded pre-tax compensation expense of $747 for the portion of outstanding performance stock awards that is based on the stock price milestone. The Company had no pre-tax compensation expense for the year ended of 2005 and 2004, respectively. No compensation expense was accrued for the portion of outstanding performance awards that is based on achieving the Company's annual financial targets, as those targets were not met, resulting in cancellation of 167 associated shares. A summary of activity for the Company's performance shares is presented in the following table:

	Years Ended December 31, 2006	
	Number of Shares	Weighted-Average grant-date value per share
Not vested at December 31, 2005	315	$16.21
Granted	194	$10.42
Vested	—	—
Forfeited / cancelled	(342)	$15.17
Not vested at December 31, 2006	167	$11.23

Shares Reserved For Future Issuance

The following table summarizes the number of shares of Class A common stock that are reserved for future issuance under the Company's equity plans at December 31, 2006.

	Number of Shares
Options and stock awards available and outstanding under the Equity Incentive Plan	11,788
Shares issuable under the Employee Stock Purchase Plan	1,508
	13,296

(In thousands, except per share and percent data)

18. Derivative Financial Instruments

At December 31 2006 and 2005, the Company had outstanding foreign exchange forward contracts, all with maturities of approximately one month, to purchase and sell the equivalent of approximately $71,286 and $87,200, respectively in foreign currencies, including British Pounds, Canadian Dollars, Euros and Mexican Peso. The fair market value of these instruments at December 31, 2006 was $371 recorded in prepaid expense and other current assets. At December 31, 2005, the fair market value of these instruments was $496, recorded in prepaid expense and other current assets. The Company believes the counterparties to these contracts are creditworthy multinational commercial banks and thus the risks of counterparty nonperformance associated with these contracts are not considered to be material. Notwithstanding the Company's efforts to manage foreign exchange risk, there can be no assurances that its hedging activities will adequately protect against the risks associated with foreign currency fluctuations.

The Company recorded a net loss of $3,872, a net gain of $1,020 and a net loss of $5,850 on the foreign currency forward contracts for the years ended December 31, 2006, 2005 and 2004, respectively. The Company also recorded a net gain of $2,812 and a net loss of $1,162 on the underlying transactions denominated in foreign currencies for the years ended December 31, 2006 and 2005, respectively. These gains and losses were recorded in other (expense) income, net on the statement of operations.

19. Net Income (Loss) Per Share

The Company follows the provisions of SFAS No. 128, Earnings Per Share ("SFAS 128"), which requires the presentation of basic net income (loss) per common share and diluted net income (loss) per common share. Basic net income (loss) per common share excludes any dilutive effects of options and convertible securities.

The following table sets forth the computation of basic and diluted net income (loss) per share.

	Year Ended December 31,		
	2006	2005	2004
Numerator:			
Net income (loss)	$(145,092)	$17,500	$(6,528)
Denominator – weighted average shares:			
Class A and B – shares	62,817	61,917	59,992
Less: shares of unvested stock		(136)	(16)
Denominator for basic net income (loss) per Class A and B share	62,817	61,781	59,976
Effect of dilutive securities:			
Employee stock options	—	467	—
Restricted stock awards and stock units	—	81	—
Denominator for diluted net income (loss) per Class A and B share	62,817	62,329	59,976
Net income (loss) per Class A and B share:			
Basic	$ (2.31)	$ 0.28	$ (0.11)
Diluted	$ (2.31)	$ 0.28	$ (0.11)

If the Company had reported net income for the year ended December 31, 2006, the calculation of diluted net income (loss) per Class A and B share would have included an additional 299 common equivalent shares related to outstanding stock options and unvested stock (determined using the treasury stock method).

(In thousands, except per share and percent data)

20. Commitments and Contingencies

The Company leases office and warehouse space under noncancelable operating leases having initial terms in excess of one year and expiring in various years between 2006 and 2016. The Company also has several noncancelable office equipment leases with initial terms in excess of one year and which expire in various years between 2006 and 2007, and certain of these leases contain rent escalation clauses. Generally, these have initial lease periods of three to ten years, and contain provisions for renewal options of five years at market rates.

Rent expense for the years ended December 31, 2006, 2005 and 2004 was $3,722, $3,707 and $5,088, respectively. Future minimum annual payments under the Company's lease and royalty commitments for the years ended December 31, are:

	Commitments	
Year	Lease	Royalty
2007	$ 8,014	$1,239
2008	6,734	126
2009	6,261	3
2010	5,779	3
2011	3,260	4
Thereafter	14,266	—
Total	$44,314	$1,375

The Company is also obligated to pay certain minimum royalties in connection with license agreements to which the Company is a party.

The Company accounts for rent expense on a straight-line basis over the term of the lease. At December 31, 2006 and 2005, the Company recorded a deferred rent liability of $1,827 and $1,449, respectively, which primarily related to rent escalation costs for its corporate headquarters in Emeryville, California. Deferred rent is included in long-term liabilities in the accompanying balance sheets.

Legal Proceedings

From time to time, LeapFrog is party to various pending claims and lawsuits. The Company is currently party to the lawsuits described below, and it intends to defend or pursue these suits vigorously.

Tinkers & Chance v. LeapFrog Enterprises, Inc.

In August 2005, a complaint was filed against the Company in the federal district court for the Eastern District of Texas by Tinkers & Chance, a Texas partnership. The complaint alleges that the Company has infringed, and induced others to infringe, United States Patent No. 6,739,874 by making, selling and/or offering for sale in the United States and/or importing the Company's LeapPad and Leapster platforms and other unspecified products. Tinkers & Chance seeks unspecified monetary damages, including triple damages based on its allegation of willful and deliberate infringement, attorneys' fees and injunctive relief. In the spring of 2006, the court granted Tinkers & Chance's motions to amend the complaint to add claims of infringement of U.S. Patent Nos. 7,006,786; 7,018,213; 7,029,283 and 7,050,754 against the Company's LeapPad, Leapster and L-Max platforms. A claim construction hearing is set for May 10, 2007 and trial is scheduled for November 2007. The Company has not accrued any amount related to this matter because it is not probable that a liability has been incurred and the amount of liability, if any, is not currently estimable.

(In thousands, except per share and percent data)

LeapFrog Enterprises, Inc. v. Fisher-Price, Inc. and Mattel, Inc.

In October 2003, the Company filed a complaint in the federal district court for the district of Delaware against Fisher-Price, Inc., alleging that the Fisher-Price PowerTouch learning system violates United States Patent No. 5,813,861. In September 2004, Mattel, Inc. was joined as a defendant. The Company is seeking damages and injunctive relief. Following a trial in the district court, the court declared a mistrial because the jury was unable to reach a unanimous verdict, and the parties stipulated to have the case decided by the court based on the seven-day trial record. On March 30, 2006, the district court issued an order entering judgment in favor of Fisher-Price, Inc. with respect to patent infringement and invalidated claim 25 of the Company's '861 patent. The Company has appealed this decision. The appeal has been fully briefed and a hearing on the appeal is currently scheduled for March 7, 2007.

Stockholder Class Actions

In December 2003, April 2005 and June 2005, six purported class action lawsuits were filed in federal district court for the Northern District of California against Leapfrog and certain Company's current and former officers and directors alleging violations of the Securities Exchange Act of 1934. These actions have since been consolidated into a single proceeding captioned *In Re LeapFrog Enterprises, Inc. Securities Litigation*. On January 27, 2006, the lead plaintiffs in this action filed an amended and consolidated complaint. In July 2006, the Court granted the Company's motion to dismiss the amended and consolidated complaint with leave to amend. On September 29, 2006, plaintiffs filed a second amended consolidated class action complaint. This second amended complaint seeks unspecified damages on behalf of persons who acquired the Company's Class A common stock during the period July 24, 2003 through October 18, 2004. Like the predecessor complaint, this complaint alleges that the defendants caused LeapFrog to make false and misleading statements about the Company's business and forecasts about the Company's financial performance, and that certain of the Company's current and former individual officers and directors sold portions of their stock holdings while in the possession of adverse, non-public information. The Company has filed a motion to dismiss the second amended consolidated complaint, and a hearing on the Company's motion is set for March 16, 2007. Discovery has not commenced, and a trial date has not been set. The Company has not accrued any amount related to this matter because the incurrence of liability is neither currently probable nor estimable.

21. Segment Reporting

The Company's reportable segments include U.S. Consumer, International and SchoolHouse. The Company records all indirect expenses at its U.S. Consumer segment, and does not allocate these expenses to its International and SchoolHouse segments. The accounting policies of the segments are the same as those described in Note 2 of these notes to consolidated financial statements.

(In thousands, except per share and percent data)

The U.S. Consumer segment includes the design, production and marketing of electronic educational toys and books, sold primarily through the retail channels. For the International segment, the Company designs, markets and sells products primarily in the non-U.S. consumer product market. The SchoolHouse segment includes the design, production and marketing of educational books and toys sold primarily to school systems.

	Net Sales	Income (Loss) from Operations	Total Assets
2006			
U.S. Consumer	$350,710	$(110,401)	$396,447
International	114,631	(9,278)	39,474
SchoolHouse	36,914	(4,984)	14,520
Total	$502,255	$(124,663)	$450,441
2005			
U.S. Consumer	$478,179	$ (4,854)	$487,281
International	131,231	24,880	101,818
SchoolHouse	40,347	927	16,730
Total	$649,757	$ 20,953	$605,829
2004			
U.S. Consumer	$431,861	$ (49,886)	$435,255
International	153,193	24,956	107,372
SchoolHouse	55,235	10,947	17,167
Total	$640,289	$ (13,983)	$559,794

In December 2006, the Company restructured SchoolHouse segment to focus its sales and product development resources on reading curriculum for core grade levels and to better align it with its consumer strategy. This restructuring led to termination of 59 full-time employees. As a result, the Company recorded a related expense in selling, general and administration expense of approximately $1,068. In addition, the Company recorded an allowance for excess and obsolete inventories of $1,239 in cost of sales to reflect the anticipated reduction in sales in 2007.

In 2006, no single country other than the United States accounted for 10% or more of the Company's consolidated net sales. In 2005 and 2004, the Company had net sales in the United Kingdom of $57,062 and $67, 807, respectively. No other country accounted for more than 10% of the Company's net sales for 2005 and 2004. The Company attributes sales to non-United States countries on the basis of sales billed by each of its foreign subsidiaries to its customers. For example, the Company attributes sales to the United Kingdom based on the sales billed by the Company's United Kingdom-based foreign subsidiary, Leap Frog Toys (UK) Limited, to its customers. Additionally, the Company attributes sales to non-United States countries if product is shipped from Macau or one of the Company's leased warehouses in the United States to a distributor in a foreign country.

The Company's long-lived assets are comprised of net fixed assets, net intangibles, and other assets. As of December 31, 2006, 2005 and 2004, long-lived assets located in foreign countries were $6,579, $6,421 and $10,973, respectively. The majority of long-lived assets outside of the United States relate to manufacturing tooling held by the Company's wholly-owned subsidiary located in Macau.

22. Quarterly Financials — Unaudited

Significant quarterly fluctuations are described in "Item 7. Management's Discussion and Analysis of Results of Operations."

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year Ended December 31,
	(In thousands, except per share data)				
2006					
Net sales	$ 66,548	$ 68,118	$184,718	$182,871	$ 502,255
Cost of sales	41,759	51,000	135,529	126,933	355,221
Gross profit	24,789	17,118	49,189	55,938	147,034
Operating expenses:					
Selling, general and administrative	32,851	27,989	30,150	40,938	131,928
Research and development	12,440	12,871	14,513	14,651	54,475
Advertising	6,158	8,445	16,994	43,844	75,441
Depreciation and amortization	2,529	2,418	2,195	2,711	9,853
Total operating expenses	53,978	51,723	63,852	102,144	271,697
Income (loss) from operations	(29,189)	(34,605)	(14,663)	(46,206)	(124,663)
Other items	1,740	924	2,394	1,124	6,182
Income (loss) before provision (benefit) for income taxes	(27,449)	(33,681)	(12,269)	(45,082)	(118,481)
Provision (benefit) for income taxes	(3,853)	(7,935)	37,472	927	26,611
Net loss	$(23,596)	$(25,746)	$ (49,741)	$ (46,009)	$(145,092)
Net loss per common share:					
Basic	$ (0.38)	$ (0.41)	$ (0.79)	$ (0.73)	$ (2.31)
Diluted	$ (0.38)	$ (0.41)	$ (0.79)	$ (0.73)	$ (2.31)
2005					
Net sales	$ 71,859	$ 87,066	$242,820	$248,012	$ 649,757
Cost of sales	44,087	49,274	134,108	142,652	370,121
Gross profit	27,772	37,792	108,712	105,360	279,636
Operating expenses:					
Selling, general and administrative	33,209	29,013	32,739	31,226	126,187
Research and development	14,739	14,580	13,958	9,063	52,340
Advertising	6,493	6,949	13,045	43,527	70,014
Depreciation and amortization	2,430	2,361	2,385	2,966	10,142
Total operating expenses	56,871	52,903	62,127	86,782	258,683
Income (loss) from operations	(29,099)	(15,111)	46,585	18,578	20,953
Other items	904	1,238	692	10	2,844
Income (loss) before provision (benefit) for income taxes	(28,195)	(13,873)	47,277	18,588	23,797
Provision (benefit) for income taxes	(8,316)	(4,092)	14,492	4,213	6,297
Net income (loss)	$(19,879)	$ (9,781)	$ 32,785	$ 14,375	$ 17,500
Net income (loss) per common share:					
Basic	$ (0.32)	$ (0.16)	$ 0.53	$ 0.23	$ 0.28
Diluted	$ (0.32)	$ (0.16)	$ 0.52	$ 0.23	$ 0.28

EXHIBIT INDEX

3.03(a)	Amended and Restated Certificate of Incorporation.
3.04(a)	Amended and Restated Bylaws.
4.01(n)	Form of Specimen Class A Common Stock Certificate.
4.02(b)	Fourth Amended and Restated Stockholders Agreement, dated May 30, 2004, among LeapFrog and the investors named therein.
10.01(a)	Form of Indemnification Agreement entered into by LeapFrog with each of its directors and each of its executive officers.
10.02(a)	Net Lease, dated November 14, 2000, between Hollis Street Investors, LLC and LeapFrog, as amended.
10.03(i)	Sixth Amendment, dated March 22, 2006, to Net Lease, dated November 14, 2000, between Hollis Street Investors, LLC and LeapFrog
10.04(a)†	Amended and Restated Stock Option Plan.
10.05(a)†	Amended and Restated Employee Equity Participation Plan.
10.06(k)†	2002 Equity Incentive Plan, as amended.
10.07(a)†	Form of Stock Option Agreement under the 2002 Equity Incentive Plan.
10.08(k)†	2002 Non-Employee Directors' Stock Option Plan, as amended.
10.09(a)†	Form of Nonstatutory Stock Option Agreement under the 2002 Non-Employee Directors' Stock Option Plan.
10.10(a)†	2002 Employee Stock Purchase Plan.
10.11(a)†	Form of Offering under the 2002 Employee Stock Purchase Plan.
10.12†	Compensation Arrangements between LeapFrog and its Board of Directors (the description contained under the heading "Compensation of Directors" in LeapFrog's definitive proxy materials filed with the SEC on April 19, 2006 is incorporated herein as Exhibit 10.12).
10.15(c)†	Employment Agreement, effective as of November 1, 2004, between Timothy Bender and LeapFrog.
10.22(a)	Tax Sharing Agreement dated as of July 3, 2002, between Knowledge Universe, Inc. and LeapFrog.
10.28(c)†	Employment Agreement, effective as of February 10, 2005, between Jerome Perez and LeapFrog.
10.29(i)†	Separation and Consulting Agreement, effective as of February 15, 2006, between Jerome Perez and LeapFrog.
10.30(d)	Industrial Lease by and between SP Kaiser Gateway I, LLC and LeapFrog dated March 31, 2005.
10.31(d)†	Offer Letter, dated March 31, 2005, between Michael J. Dodd and LeapFrog.
10.32(e)†	Employment Agreement, effective as of September 21, 2005, between Kathryn E. Olson and LeapFrog.
10.33(l)†	Separation Agreement, effective as of September 7, 2006, between Kathryn E. Olson and LeapFrog.
10.34(e)†	Form of Stock Bonus Agreement under the 2002 Equity Incentive Plan.
10.35(f)†	Employment Agreement, effective as of November 11, 2005, between William B. Chiasson and LeapFrog.

10.38(g)	Credit Agreement between the financial institutions named therein, Banc of America Securities LLC, Bank of America, N.A. and LeapFrog Enterprises, Inc. as the Borrower dated as of November 8, 2005.
10.39(h)†	Form of LeapFrog 2002 Equity Incentive Plan Restricted Stock Unit Award Agreement.
10.40(n)†	Form of Leapfrog 2002 Equity Incentive Plan Performance Share Award Agreement.
10.41(j)†	Employment Agreement, effective as of July 3, 2006, between Jeffrey G. Katz and LeapFrog.
10.42(j)†	Stock Option Agreement between Jeffrey G. Katz and LeapFrog.
10.43(j)†	Employment Agreement, dated July 3, 2006, between Thomas J. Kalinske and LeapFrog.
10.44(m)†	Amendment to Employment Agreement, dated December 31, 2006, between Thomas J. Kalinske and LeapFrog.
21.01	List of Subsidiaries.
23.01	Consent of Independent Registered Public Accounting Firm.
24.01	Power of Attorney (see signature page to this Form 10-K).
31.01	Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.02	Certification of the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.01	Certification of the Chief Executive Officer and the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(a) Filed as an exhibit to the company's registration statement on Form S-1 (SEC File No. 333-86898) and incorporated herein by reference

(b) Filed as an exhibit to the company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 12, 2004 (SEC File No. 001-31396) and incorporated herein by reference

(c) Filed as an exhibit to the company's Annual Report on Form 10-K filed on March 12, 2005 (SEC File No. 001-31396) and incorporated herein by reference

(d) Filed as an exhibit to the company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2005 (SEC File No. 001-31396) and incorporated herein by reference

(e) Filed as an exhibit to the company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2005 (SEC File No. 001-31396) and incorporated herein by reference

(f) Filed as an exhibit to the company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 29, 2005 (SEC File No. 001-31396) and incorporated herein by reference

(g) Filed as an exhibit to the company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2005 (SEC File No. 001-31396) and incorporated herein by reference

(h) Filed as an exhibit to the company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 14, 2005 (SEC File No. 001-31396) and incorporated herein by reference

(i) Filed as an exhibit to the company's Quarterly Report on Form 10-Q filed with the Securities Exchange Commission May 9, 2006 (SEC File No. 001-31396) and incorporated herein by reference

(j) Filed as an exhibit to the company's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 10, 2006 (SEC File No. 001-31396) and incorporated herein by reference

(k) Filed as an exhibit to the company's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 17, 2006 (SEC File No. 001-31396) and incorporated herein by reference

(l) Filed as an exhibit to the company's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 29, 2006 (SEC File No. 001-31396) and incorporated herein by reference

(m) Filed as an exhibit to the company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 8, 2007 (SEC File No. 001-31396) and incorporated herein by reference

(n) Filed as an exhibit to the company's Annual Report on Form 10-K filed with Securities and Exchange Commission on March 7, 2006 (SEC File No. 001-31396) and incorporated herein by reference

† Compensation plans or arrangements in which directors or executive officers are eligible to participate or participate.

LEAPFROG ENTERPRISES, INC.
6401 Hollis Street
Emeryville, California 94608

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held On Tuesday, May 1, 2007

Dear Stockholder:

You are cordially invited to attend the annual meeting of stockholders of LeapFrog Enterprises, Inc., a Delaware corporation. The meeting will be held on Tuesday, May 1, 2007 at 9:00 a.m. local time at our headquarters located at 6401 Hollis Street, Emeryville, California for the following purposes:

1. To elect eight directors to serve for the ensuing year and until their successors are elected;
2. To approve the 2002 Equity Incentive Plan, as amended, to increase the aggregate number of shares of common stock authorized for issuance under the plan by 3,000,000 shares;
3. To vote upon a proposal submitted by a stockholder, if properly presented at the meeting; and
4. To ratify the selection by the Audit Committee of the board of directors of Ernst & Young LLP as the independent registered public accounting firm of LeapFrog for our fiscal year ending December 31, 2007.
5. To conduct any other business properly brought before the meeting.

These items of business are more fully described in the proxy statement accompanying this notice.

The record date for the annual meeting is March 14, 2007. Only stockholders of record at the close of business on that date may vote at the meeting or any adjournment thereof.

By Order of the Board of Directors

Peter Wong

Peter M. O. Wong
General Counsel and Corporate Secretary

Emeryville, California
March 28, 2007

You are cordially invited to attend the meeting in person. Whether or not you expect to attend the meeting, please complete, date, sign and return the enclosed proxy as promptly as possible in order to ensure your representation at the meeting. A return envelope (which is postage prepaid if mailed in the United States) is enclosed for your convenience. Even if you have voted by proxy, you may still vote in person if you attend the meeting. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must obtain a proxy issued in your name from that record holder.

LEAPFROG ENTERPRISES, INC.

6401 Hollis Street
Emeryville, California 94608

PROXY STATEMENT
FOR THE 2007 ANNUAL MEETING OF STOCKHOLDERS

QUESTIONS AND ANSWERS ABOUT THIS PROXY MATERIAL AND VOTING

Why am I receiving these materials?

We sent you this proxy statement and the enclosed proxy card because the board of directors of LeapFrog Enterprises, Inc. is soliciting your proxy to vote at the 2007 annual meeting of stockholders. You are invited to attend the annual meeting and we request that you vote on the proposals described in this proxy statement. However, you do not need to attend the meeting to vote your shares. Instead, you may simply complete, sign and return the enclosed proxy card.

We intend to mail this proxy statement and accompanying proxy card on or about March 28, 2007 to all stockholders of record entitled to vote at the annual meeting.

Who can vote at the annual meeting?

Only stockholders of record at the close of business on March 14, 2007 will be entitled to vote at the annual meeting. On this record date, there were 35,609,371 shares of Class A common stock and 27,614,176 shares of Class B common stock outstanding and entitled to vote.

Stockholder of Record: Shares Registered in Your Name

If on March 14, 2007 your shares of LeapFrog's Class A common stock were registered directly with Continental Stock Transfer and Trust Company, our transfer agent for our Class A common stock, or your shares of LeapFrog's Class B common stock were registered directly with LeapFrog, then you are a stockholder of record. As a stockholder of record, you may vote in person at the meeting or vote by proxy. Whether or not you plan to attend the meeting, we urge you to fill out and return the enclosed proxy card to ensure your vote is counted.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If on March 14, 2007 your shares were held in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in "street name" and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the stockholder of record for purposes of voting at the annual meeting. As a beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. You are also invited to attend the annual meeting. However, since you are not the stockholder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid proxy from your broker or other agent.

What am I voting on?

1. The election of all eight of our directors;
2. Approval of the proposed amendment of our 2002 Equity Incentive Plan to increase by 3,000,000 shares the number of shares of common stock authorized for issuance under the plan;
3. Approval of a stockholder proposal, if it is properly presented at the meeting; and
4. Ratification of Ernst & Young LLP as the independent registered public accounting firm of LeapFrog for our fiscal year ending December 31, 2007.

How do I vote?

You may either vote "For" all the nominees to the board of directors or you may "withhold" your vote for any nominee(s) you specify. For each of the other matters to be voted on, you may vote "For" or "Against" or abstain from voting. The procedures for voting are as follows:

Stockholder of Record: Shares Registered in Your Name

If you are a stockholder of record, you may vote in person at the annual meeting or vote by proxy using the enclosed proxy card. Whether or not you plan to attend the meeting, we urge you to vote by proxy to ensure your vote is counted. You may still attend the meeting and vote in person if you have already voted by proxy.

- To vote in person, come to the annual meeting and we will give you a ballot when you arrive.
- To vote using the proxy card, simply complete, sign and date the enclosed proxy card and return it promptly in the envelope provided. If you return your signed proxy card to us before the annual meeting, we will vote your shares as you direct.

Beneficial Owner: Shares Registered in the Name of Broker or Bank

If you are a beneficial owner of shares registered in the name of your broker, bank or other agent, you should have received a proxy card and voting instructions with these proxy materials from that organization rather than from LeapFrog. Simply complete and mail the proxy card to ensure that your vote is counted. To vote in person at the annual meeting, you must obtain a valid proxy from your broker, bank or other agent. Follow the instructions from your broker, bank or other agent included with these proxy materials, or contact your broker, bank or other agent to request a proxy form.

What if I return a proxy card but do not make specific choices?

If you return a signed and dated proxy card without marking any voting selections, your shares will be voted "For" the election of all eight nominees for director, "For" the proposed amendment to our 2002 Equity Incentive Plan, "For" the ratification of Ernst & Young LLP as the independent registered public accounting firm of LeapFrog for our fiscal year ending December 31, 2007 and "Against" Proposal No. 3, if such proposal is properly presented before the meeting. If any other matter is properly presented at the meeting, your proxy (one of the individuals named on your proxy card) will vote your shares using his best judgment.

Who is paying for this proxy solicitation?

We will pay for the entire cost of soliciting proxies. In addition to these mailed proxy materials, our directors and employees may also solicit proxies in person, by telephone or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies. We may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

What does it mean if I receive more than one proxy card?

If you receive more than one proxy card, your shares are registered in more than one name or are registered in different accounts. Please complete, sign and return each proxy card to ensure that all of your shares are voted.

Can I change my vote after submitting my proxy?

Yes. You can revoke your proxy at any time before the final vote at the meeting. If you are the record holder of your shares, you may revoke your proxy in any one of three ways:

1. You may submit another properly completed proxy card with a later date.
2. You may send a written notice that you are revoking your proxy to LeapFrog's Corporate Secretary at 6401 Hollis Street, Emeryville, California 94608.
3. You may attend the annual meeting and vote in person. Simply attending the meeting will not, by itself, revoke your proxy. Please remember, as mentioned above, if you are a beneficial owner of shares you may not vote your shares in person at the meeting unless you request and obtain a valid proxy from your broker, bank or other agent who holds your shares in street name.

If your shares are held by your broker or bank as a nominee or agent, you should follow the instructions provided by your broker or bank.

When are stockholder proposals due for next year's annual meeting?

To be considered for inclusion in next year's proxy materials, your proposal must be submitted in writing by November 29, 2007 to LeapFrog's Corporate Secretary at 6401 Hollis Street, Emeryville, California 94608. If you wish to submit a proposal that is not to be included in next year's proxy materials or nominate a director, you must do so between January 2, 2008 and February 1, 2008. You are also advised to review LeapFrog's bylaws, which contain additional requirements about advance notice of stockholder proposals and director nominations.

How are votes counted?

Votes will be counted by the inspector of election appointed for the meeting, who will separately count "For" and "Withhold" and, with respect to proposals other than the election of directors, "Against" votes, abstentions and broker non-votes. Abstentions will be counted towards the vote total for each proposal, and will have the same effect as "Against" votes. Broker non-votes have no effect and will not be counted towards the vote total for any proposal. A "broker non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions with respect to that proposal from the beneficial owner (despite voting on at least one other proposal for which it does have discretionary authority or for which it has received instructions).

If your shares are held by your broker as your nominee (that is, in "street name"), you will need to obtain a proxy form from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker to vote your shares. If you do not give instructions to your broker, your broker can vote your shares with respect to "discretionary" items, but not with respect to "non-discretionary" items. Discretionary items are proposals considered routine under the rules of the New York Stock Exchange on which your broker may vote shares held in street name in the absence of your voting instructions. On non-discretionary items for which you do not give your broker instructions, the shares will be treated as broker non-votes.

How many votes are needed to approve each proposal?

- **Proposal 1—Election of the Directors.** The eight nominees receiving the most "For" votes (among votes properly cast in person or by proxy) will be elected. Broker non-votes will have no effect.
- **Proposal 2—Amendment of the 2002 Equity Incentive Plan.** This proposal must receive a "For" vote from the majority of shares present and entitled to vote either in person or by proxy on the proposals. If you "Abstain" from voting, it will have the same effect as an "Against" vote. Broker non-votes will have no effect.

- **Proposal 3—Approval of Proposal Submitted by Stockholder, If Properly Presented at the Meeting.** This proposal must receive a "For" vote from the majority of shares present and entitled to vote either in person or by proxy on the proposals. If you "Abstain" from voting, it will have the same effect as an "Against" vote. Broker non-votes will have no effect.
- **Proposal 4—Ratification of the Selection by the Audit Committee of the Board of Directors of Ernst & Young LLP as the Independent Registered Public Accounting Firm of LeapFrog for Our Fiscal Year Ending December 31, 2007.** This proposal must receive a "For" vote from the majority of shares present and entitled to vote either in person or by proxy on the proposals. If you "Abstain" from voting, it will have the same effect as an "Against" vote. Broker non-votes will have no effect.

What is the quorum requirement?

A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if at the meeting or by proxy there is represented the holders of outstanding shares of Class A and Class B common stock entitled to cast a majority of the votes that could be cast by all outstanding shares of Class A and Class B common stock voting together as a class. On the record date, there were 35,609,371 shares of Class A common stock outstanding and 27,614,176 shares of Class B common stock outstanding, all of which are entitled to vote and represent a total of 311,751,131 votes. Thus, shares representing at least 155,875,567 votes must be represented at the meeting or by proxy to have a quorum.

Your votes will be counted towards the quorum only if you submit a valid proxy vote or vote at the meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, a majority of the votes present at the meeting may adjourn the meeting to another date.

How many votes do I have?

On each matter to be voted upon, for holders of our Class A common stock, you have one vote for each share of Class A common stock you owned as of March 14, 2007, and for holders of our Class B common stock, you have ten votes for each share of Class B common stock you owned as of March 14, 2007.

How can I find out the results of the voting at the annual meeting?

Preliminary voting results will be announced at the annual meeting. Final voting results will be published in our quarterly report on Form 10-Q for the first quarter of 2007.

PROPOSAL ONE

ELECTION OF DIRECTORS

Pursuant to our certificate of incorporation, the number of LeapFrog directors has been fixed at 11 by a resolution of our board of directors. There are eight nominees for director at this annual meeting. Our board is in the process of determining whether to reduce the number of directors on our board of directors to a number less than 11 and is currently seeking suitable nominees to fill at least some of the vacancies. Stockholders cannot vote or submit proxies for a greater number of persons than the eight nominees named in this Proposal One. Each director to be elected will hold office until the next annual meeting of stockholders and until his successor is elected, or until the director's death, resignation or removal. Each nominee listed below is currently a director of LeapFrog and was elected by the stockholders.

LeapFrog's policy is to encourage nominees for directors to attend the annual meeting. Two directors attended our 2006 annual meeting of stockholders.

Directors are elected by a plurality of the votes properly cast in person or by proxy. The eight nominees receiving the highest number of affirmative votes will be elected. Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the eight nominees named below. If any nominee becomes unavailable for election as a result of an unexpected occurrence, your shares will be voted for the election of a substitute nominee proposed by LeapFrog. Each person nominated for election has agreed to serve if elected. LeapFrog has no reason to believe that any nominee will be unable to serve.

The following table sets forth information as of March 1, 2007 with respect to the nominees for election to our board of directors:

Nominees

Name	Age	Position/Office Held With LeapFrog
Steven B. Fink	56	Chairman of the board
Jeffrey G. Katz	51	Chief Executive Officer, President and Director
Thomas J. Kalinske	62	Vice Chairman of the board
Stanley E. Maron	58	Director
E. Stanton McKee, Jr.	62	Director
David C. Nagel	61	Director
Ralph R. Smith	59	Director
Caden Wang	54	Director

Steven B. Fink was elected to our board of directors in March 1999 and was appointed as Chairman of our board in February 2004. Mr. Fink has been the Chief Executive Officer of Lawrence Investments, LLC, a technology and biotechnology private equity investment firm that is controlled by Lawrence J. Ellison, since May 2000. Mr. Fink also serves as a Vice Chairman of Knowledge Universe (now Mounte LLC), a private company focused on building leading companies in areas relating to education, technology and career management and the improvement of individual and corporate performance, a position he has held since 1996. From 1981 to 1986, Mr. Fink served as Chief Executive Officer and Chairman of the board of directors of Anthony Manufacturing Company, a specialty glass and conductive coatings manufacturer. He currently serves as Vice Chairman of Heron International, a European real estate development company, and as a member of the board of Spring Group plc, an information technology services company in the United Kingdom, and is a director of Nextera Enterprises, a producer and marketer of personal care products, Nobel Learning Communities, Inc., a non-sectarian, for-profit provider of education and educational services for the pre-elementary through 12th grade market, and C-COR Incorporated, a provider of operations support software and technical services. Mr. Fink also serves on the board of directors of privately held companies. Mr. Fink has a B.S. from the

Proxy

University of California, Los Angeles and a J.D. and an L.L.M. from New York University. Mr. Fink has served as the Chairman of our Nominating and Corporate Governance Committee since April 2004, as a member of our Compensation Committee since April 2005, and as the Chairman of our Strategy Committee since March 2006.

Jeffrey G. Katz has served as our Chief Executive Officer and President since July 2006, and as a member of our board of directors since June 2005. Mr. Katz served as the Chairman and Chief Executive Officer of Orbitz, Inc. from 2000 to 2004. From 1997 to 2000, Mr. Katz was President and Chief Executive Officer of Swissair, a publicly held airline. From 1980 to 1997, he served in a variety of roles at American Airlines, a publicly held airline, including Vice President of American Airlines and President of the Computerized Reservation System Division of SABRE. Mr. Katz serves on the board of directors of Northwest Airlines Corporation, a publicly held airline, and is a member of its Audit Committee. Mr. Katz received a B.S. in mechanical engineering from the University of California, Davis, and holds M.S. degrees from both Stanford University and the Massachusetts Institute of Technology.

Thomas J. Kalinske has served as our Vice Chairman since July 2006. From July 2006 to December 2006 he served as a corporate officer and employee, from February 2004 to July 2006 he served as our Chief Executive Officer and previously served in that same capacity from September 1997 to March 2002. He has served on our board of directors since September 1997 and was the Chairman of our board of directors from September 1997 to February 2004. From 1996 to February 2004, Mr. Kalinske served as the President of Knowledge Universe (now Mounte LLC), a private company focused on building leading companies in areas relating to education, technology and career management and the improvement of individual and corporate performance. From 1990 to 1996, he served as President and Chief Executive Officer of Sega of America. Prior to that, he was President and Chief Executive Officer of the Universal Matchbox Group from 1987 to 1990. Prior to that, he served as President and Co-Chief Executive Officer of Mattel, Inc. Mr. Kalinske has served as Chairman of the Toy Manufacturers Association of America, and in 1997, he was inducted into the Toy Industry Hall of Fame. Mr. Kalinske is the Vice President of the board of trustees of the Keys School, an independent kindergarten through eighth grade school, and a past board member of the National Education Association Foundation for the Improvement of Education and the RAND Education Board. He earned a B.S. from the University of Wisconsin and an M.B.A. from the University of Arizona.

Stanley E. Maron was elected to our board of directors in September 1997. Since 1994, he has served as a senior partner in the law firm of Maron & Sandler, a Professional Corporation, which he co-founded. He specializes in corporate and tax law. Prior to forming Maron & Sandler, he was a senior partner in the Los Angeles law firm of Buchalter, Nemer, Fields & Younger, serving the firm from 1975 to 1994. Mr. Maron currently serves as a director of Nextera Enterprises, Inc., which engages in the discovery, development and marketing of consumer products for personal care needs, as a director of Heron International, a European real estate development company, and also serves as an officer and director of privately held companies affiliated with Knowledge Learning Corporation, the nation's largest for-profit provider of early child care learning. Mr. Maron received a B.A. from the University of California, Berkeley and a J.D. from the University of California, Los Angeles. Mr. Maron has served on our Audit Committee since July 2006.

E. Stanton McKee, Jr. was appointed to our board of directors in November 2003. Until retiring in 2002, Mr. McKee was the Executive Vice President and Chief Financial and Administrative Officer of Electronic Arts Inc., the world's largest developer and publisher of interactive entertainment. Mr. McKee joined Electronic Arts Inc. in 1989 and served as Chief Financial and Administrative Officer for over 13 years. Mr. McKee serves on the board of directors of several private companies. Mr. McKee holds B.A and M.B.A. degrees from Stanford University. Mr. McKee has served as the Chairman of our Audit Committee since November 2003.

David C. Nagel was appointed to our board of directors in September 2005. He has served as the President, Chief Executive Officer and a director of PalmSource, Inc., a provider of operating system software platforms for smart mobile devices, since December 2001. From September 2001 to December 2001, he was Chief Executive Officer of the Platform Solutions Group at Palm, Inc., which sells smart mobile devices. Prior to joining Palm, from April 1996 to September 2001, Dr. Nagel was Chief Technology Officer of AT&T Corp., a communications service provider, President of AT&T Labs, a corporate research and development unit of AT&T, and Chief Technology Officer of Concert, a partnership between AT&T and British Telecom. Prior to his tenure with AT&T, from 1988 to 1996, he held various positions at Apple Computer, a manufacturer of personal computing devices, the last of which was Senior Vice President, Research and Development. Dr. Nagel's earlier positions at Apple Computer included General Manager and Vice President, Apple Soft, and Vice President, Advanced Technology. Before joining Apple, he was head of human factors research at Ames Research Center. Dr. Nagel serves on the board of directors and compensation committee of Tessera Technologies, Inc., a developer of semiconductor packaging technology, and is the Chairman of the board of directors of ArcSoft, Inc., a privately held developer of multimedia software for electronic devices. Dr. Nagel is also a member of the board of directors of Epocrates, Inc., a privately held developer of medical information products, where he serves as the lead independent director and as a member of the Compensation Committee. Dr. Nagel has a B.S. and an M.S. in engineering and a Ph.D. in experimental psychology from the University of California, Los Angeles. Dr. Nagel has served as a member of our Compensation Committee since February 2006 (and as the Chairman since November 2006), and as a member of our Strategy Committee since April 2006.

Ralph R. Smith was appointed to our board of directors in April 2005. He currently serves as Senior Vice President of The Annie E. Casey Foundation, a private philanthropy dedicated to helping build better futures for disadvantaged children in the United States. Since 2004, Mr. Smith has served on the board of directors of Nobel Learning Communities, Inc., a non-sectarian, for-profit provider of education and educational services for the pre-elementary through 12th grade market, and serves as a member of their Nominating and Corporate Governance Committee. He is also a member of the board of directors of Venture Philanthropy Partners, a non-profit philanthropic investment organization serving the National Capital Region, and a member of the board of directors of the Center for Responsible Lending, a non-profit research and policy organization protecting home ownership and family wealth. From 1975 to 1997, Mr. Smith was a member of the faculty of the Law School of the University of Pennsylvania, teaching corporate law, securities regulations, and education law and policy. Mr. Smith also has held a number of senior leadership positions for the School District of Philadelphia, including Chief of Staff and Special Counsel. Mr. Smith received his undergraduate degree from Loyola University of Los Angeles and a J.D. from the University of California, Berkeley, and has served as a Teaching Fellow and L.L.M./S.J.D. candidate at Harvard University. Mr. Smith has served on our Compensation Committee and Nominating and Corporate Governance Committee since April 2005.

Caden Wang was appointed to our board of directors in April 2005. Since October 2003, Mr. Wang has served on the board of directors of bebe stores, inc., a publicly held company that designs, develops and produces women's apparel and accessories, and is the Chairman of their Audit Committee and a member of their Nominating and Corporate Governance Committee. Since August 2005, Mr. Wang has service on the board of directors of Fossil, Inc., a publicly held company that designs, develops, markets and distributes fashion-related consumer products, and serves on their Audit Committee and Nominating and Corporate Governance Committee. From June 1999 to December 2001, Mr. Wang served as Executive Vice President and Chief Financial Officer of LVMH Selective Retailing Group, which included various international retail holdings such as DFS, Sephora and Miami Cruiseline Services. He also served as the Chief Financial Officer for DFS, Gump's and Cost Plus. Mr. Wang is a Certified Public Accountant. He holds B.A. and M.B.A. degrees from the University of California, Los Angeles. Mr. Wang has served a member of our Audit Committee since April 2005, as a member of our Strategy Committee since April 2006, and as a member of our Nominating and Corporate Governance Committee since November 2006.

Recommendation of the Board of Directors
The Board of Directors Recommends a Vote in Favor of Each Named Nominee.

PROPOSAL TWO

APPROVAL OF THE AMENDMENT TO THE 2002 EQUITY INCENTIVE PLAN, AS AMENDED

LeapFrog's 2002 Equity Incentive Plan, or Equity Plan, was initially adopted by our board of directors on May 24, 2002 and approved by our stockholders on July 19, 2002. The Equity Plan was subsequently amended and restated by our board in March 2006 to increase the aggregate number of shares of common stock authorized for issuance under the plan by 2,000,000 shares and to expand the types of awards available for grant under the plan. The Equity Plan, as amended and restated, was approved by our stockholders on June 16, 2006. On February 28, 2007, the board amended the Equity Plan, subject to stockholder approval, to increase the aggregate number of common stock authorized for issuance under the plan by 3,000,000 shares, from a total of 21,000,000 shares to 24,000,000 shares. The board adopted this amendment in order to ensure that the Company can continue to grant stock awards at levels determined appropriate by the board. In the event that this proposal is not approved by the stockholders at our 2007 annual meeting of stockholders, the proposed amendment of the Equity Plan will not be effected, and the Equity Plan will remain in full force and effect without such amendment.

Currently, a total of 21,000,000 shares of our Class A common stock is reserved for issuance under the Equity Plan. As of March 1, 2007, awards (net of canceled or expired awards) covering 9,068,287 shares of our Class A common stock had been granted pursuant to the Equity Plan, and 1,318,811 shares of Class A common stock (plus any shares that might in the future be returned to the Equity Plan as a result of reacquisition of issued shares, or as a result of cancellations or expirations of awards) remained available for future grant under the Equity Plan.

Historically, we have regularly granted stock options to virtually all of our employees. When our Compensation Committee or other designated committee approves the grant of a stock option, it establishes the exercise price that the employee must pay to purchase shares of common stock when the option is exercised. The exercise price per share is typically equal to or greater than the market price of a share of our common stock at the time of grant. An employee receives value only if he or she exercises an option and later sells the purchased shares at a price that exceeds the option's exercise price. Our stock price has experienced a significant decline since its historical peak in late 2003. Consequently, many of our employees currently hold, and have held for an extended period of time, options with exercise prices significantly higher than the current market price of our common stock. For example, of the options held by our employees as of March 1, 2007 covering an aggregate of approximately 8.0 million shares, approximately 4.9 million shares, or approximately 61%, had exercise prices ranging from $10.90 to $44.60 per share, while the closing price of our Class A common stock on March 1, 2007 was $10.77 per share. As a result, we have developed a significant stock option "overhang" consisting of underwater options that we believe are not serving their intended purpose of incentivizing employees. Overhang is the total number of shares related to options and other equity awards granted but not yet exercised, plus shares available for grant, divided by the total number of shares outstanding.

Although our stock option overhang is significant, we do not believe it reflects an accurate picture of the equity incentives being offered to our current employee base due to the large number of underwater options, the impact of our recent initiatives to improve our performance, and, in turn, the increase in our stock price. Since July 2006, we have hired a new Chief Executive Officer and a number of senior executive officers, which required us to grant options to incentivize these new executives. Under this new leadership, we are pursuing a strategy that we believe will improve our performance. However, these efforts have not yet achieved their objectives, and our stock price has remained at or near its historical low, thus, at least temporarily causing our overhang to remain significant. In addition, in the last nine months, we have granted approximately 5.0 million options to senior executives, including 2.65 million options in July 2006 to Jeffrey G. Katz, our Chief Executive Officer and President. Of these 5.0 million options, approximately half were granted at exercise prices that were approximately 30% to 60% higher than the fair market value at the time of grant. Employees who received these grants would have to see significant upward stock price movement prior to realizing any value and creating dilution for other stockholders.

While adding 3,000,000 shares to our 2002 Equity Incentive Plan will in the short term increase the potential dilution represented by these plans and therefore increase our overhang, we believe it is necessary in order to incentivize our current employees, since the underwater options are no longer fully effective as performance and retention incentives. We believe that in order to enhance long-term stockholder value we need to maintain competitive employee compensation and incentive programs. An equity stake in the success of the company is a critical component of these programs. We believe an increase in the number of shares to our option plan will enable us to recruit, retain and incentivize employees by offering them the opportunity to participate economically in our future growth and success.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the meeting will be required to approve this Proposal Two. Abstentions will be counted toward the tabulation of votes cast on proposals presented to the stockholders and will have the same effect as negative votes. Broker non-votes are counted towards a quorum, but are not counted for any purpose in determining whether this matter has been approved.

The essential features of the Equity Plan are outlined below:

The purpose of the Equity Plan is to enable LeapFrog to attract and retain talented employees, key consultants and directors by providing an incentive to such individuals through equity participation in LeapFrog, and by rewarding employees, key consultants and directors who contribute to the achievement of LeapFrog's long-term economic objectives.

The Equity Plan automatically will terminate ten years after its adoption, unless it is terminated earlier by the board of directors.

Eligibility. The Equity Plan provides for the following types of stock awards to the following persons:

- Incentive stock options, as defined under the Internal Revenue Code of 1986, as amended (the "Code"), which may be granted solely to employees (including officers); and
- Nonstatutory stock options, restricted stock awards, stock bonus awards, restricted stock unit awards and stock appreciation rights, all of which may be granted to employees (including officers), directors and consultants.

As of March 1, 2007, we had approximately 914 employees eligible to participate in the Equity Plan.

Administration. Pursuant to the terms of the Equity Plan, the board of directors has delegated administration of the Equity Plan to the Compensation Committee of the board of directors (the "Committee"); *provided, however*, that in the case of stock awards intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code, or that are made to persons who are subject to Section 16 of the Exchange Act, the Committee will consist, respectively, solely of two or more "outside directors" within the meaning of Section 162(m) of the Code and solely of two or more "non-employee directors" within the meaning of Section 16 of the Exchange Act. Subject to the terms of the Equity Plan, the Committee determines recipients, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and vesting. Subject to the limitations set forth below, the Committee will also determine the exercise, purchase or strike price of each stock award. In granting a performance-based stock award, the Committee will set a period of time (a Performance Period) which will generally be three years long, over which the attainment of one or more goals (Performance Goals) will be measured for the purpose of determining whether the award recipient has a vested right in or to such stock award. Within the time period prescribed by Section 162(m) of the Code (typically before the 90th day of a Performance Period), the Committee will establish the Performance Goals, based upon one or more pre-established criteria (Performance Criteria) enumerated in the Equity Plan. As soon as administratively practicable following the end of the Performance Period, the Committee will certify (in writing) whether the established Performance Goals have

Proxy

been satisfied. As used herein with respect to the Equity Plan, the "board of directors" refers to any committee to which the board of directors delegates administration of the Equity Plan (and, if applicable, such a subcommittee) as well as to the board of directors itself.

Stock Subject to the Equity Plan. Subject to this proposal, the maximum number of shares of Class A common stock available for issuance under the Equity Plan is 24,000,000, except as described below under "Adjustment Upon Changes in Stock," and the maximum number of shares of Class A common stock that may be awarded pursuant to incentive stock options is 24,000,000. The number of shares available for issuance under the Equity Plan is reduced by (i) one share for each share of Class A common stock issued pursuant to an option or a stock appreciation right, and (ii) two shares for each share of Class A common stock issued pursuant to a stock bonus award, restricted stock award or restricted stock unit award.

No person may be granted awards under the Equity Plan covering more than 2,000,000 shares of Class A common stock in any calendar year. Shares may be issued in connection with a merger or acquisition as permitted by the rules of the applicable national securities exchange, and such issuance shall not reduce the number of shares available for issuance under the Equity Plan. If an award granted under the Equity Plan expires or otherwise terminates without having been exercised in full, the shares of Class A common stock subject to such awards will again become available for issuance under the Equity Plan. If any shares issued pursuant to a stock award under the Equity Plan are forfeited back to or repurchased by LeapFrog, the forfeited or reacquired stock will again become available for reissuance under the Equity Plan. Awards that are terminated, forfeited or repurchased shall result in an increase in the share reserve of the Equity Plan corresponding to the reduction originally made in respect of the award. If stock awards granted under the Equity Plan are not delivered to a participant because (i) the stock award is exercised through a reduction in the number of shares subject to the stock award (a "net exercise"), (ii) the appreciation distribution upon exercise of a stock appreciation right is paid in shares of Class A common stock, or (c) shares are withheld in satisfaction of applicable withholding taxes, the number of shares not delivered will become again available for subsequent issuance under the Equity Plan. Finally, if the exercise price is satisfied by tendering shares of Class A common stock previously held by a participant, the number of shares so tendered will become again available for subsequent issuance under the Equity Plan. Shares issued under the Equity Plan may be previously unissued shares or reacquired shares bought on the market or otherwise.

Stock Options. Stock options are granted pursuant to stock option agreements. The exercise price of incentive stock options must be at least 100% of the fair market value of the Class A common stock on the date of the grant and, in some cases, at least 110% of such fair market value, as described below. The exercise price of nonstatutory stock options must be at least 50% of the fair market value of the Class A common stock on the grant date. However, the exercise price for any option intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code cannot be less than 100% of the fair market value of the Class A common stock on the date of grant.

Options granted under the Equity Plan vest at the rate and under the terms and conditions specified in the option agreement. A stock option may provide for an early exercise feature pursuant to which the option may be exercised prior to full vesting, resulting in unvested shares of Class A common stock being subject to repurchase by us in the event of the optionee's cessation of service prior to the vesting of the shares.

In general, stock options granted under the Equity Plan may not be exercised after the expiration of 10 years from the date of grant. If an optionee's relationship with us, or any affiliate of ours, terminates for any reason other than disability or death, the optionee may exercise his or her option (to the extent that such option was vested at the time of termination), but only within the period of time ending on the earlier of (i) 3 months following such termination (or such longer or shorter period as specified in the option agreement) or (ii) the expiration of the term of the option as set forth in the option agreement. If an optionee's relationship with us, or any affiliate of ours, terminates due to disability, the optionee may exercise his or her option (to the extent that such option was vested at the time of termination), but only within the period ending on the earlier of

(i) 6 months following such termination (or such longer or shorter period as specified in the option agreement) or (ii) the expiration of the term of such option as set forth in the option agreement. If an optionee's relationship with us, or any affiliate of ours, terminates as a result of the optionee's death or the optionee dies within a specified period after termination of service, the optionee's estate, heirs or beneficiaries may exercise the option (to the extent that such option was vested at the time of death), but only within the period ending on the earlier of (i) 6 months following the optionee's death (or such longer or shorter period as specified in the option agreement) or (ii) the expiration of the term of the option as set forth in the option agreement. If an option is not exercised within the time specified in the option agreement, such option terminates.

Class A common stock issued pursuant to stock options granted under the Equity Plan may, at the discretion of the board of directors, be paid for (i) in cash, check, bank draft or money order, (ii) pursuant to a broker-assisted cashless exercise, (iii) by delivery of other Class A common stock of the Company, (iv) according to a deferred payment or similar arrangement, (iv) pursuant to a net exercise arrangement, or (vi) in any other form of legal consideration acceptable to the board.

Generally, an optionee may not transfer a stock option other than by will or the laws of descent and distribution unless the optionee holds a nonstatutory stock option and the terms of the stock option agreement provide otherwise. However, an optionee may designate a beneficiary who may exercise the option following the optionee's death.

Tax Limitations on Incentive Stock Option Grants. Incentive stock options may be granted only to our employees. The aggregate fair market value, determined at the time of grant, of shares of our Class A common stock with respect to incentive stock options that are exercisable for the first time by an optionee during any calendar year under all of our stock plans may not exceed $100,000. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of the total combined voting power of LeapFrog or any affiliate unless the following conditions are satisfied:

- The option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant; and
- The term of the incentive stock option award does not exceed five years from the date of grant.

Stock Bonus Awards. Stock bonus awards are granted pursuant to stock bonus agreements.

Shares awarded under a stock bonus award may be subject to repurchase by us in accordance with a vesting schedule to be determined by the board of directors. The grant or vesting of stock bonus awards may also be based upon service conditions or may be subject to Performance Goals to be determined by the Committee, based on one or more of the following Performance Criteria: (i) earnings per share; (ii) earnings before interest, taxes and depreciation; (iii) earnings before interest, taxes, depreciation and amortization (EBITDA); (iv) net earnings; (v) total stockholder return; (vi) return on equity; (vii) return on assets; (viii) return on investment; (ix) return on capital employed; (x) operating margin (xi) gross margin; (xii) operating income; (xiii) net income; (xiv) net operating income; (xv) net operating income after tax; (xvi) pre- and after-tax income; (xvii) pre-tax profit; (xviii) operating cash flow; (xix) revenue; (xx) revenue growth; (xxi) expenses; (xxii) improvement in or attainment of expense levels; (xxiii) improvement in or attainment of working capital levels; (xxiv) economic value added; (xxv) market share; (xxvi) cash flow; (xxvii) cash flow per share; (xxviii) economic value added (or an equivalent metric); (xxix) share price performance; (xxx) debt reduction; and (xxxi) other measures of performance selected by the Committee.

If a stock bonus award recipient's relationship with us, or any affiliate of ours, terminates, we may reacquire any of the shares subject to such award that are unvested as of the date of such termination. A stock bonus award may be awarded in consideration for past services rendered to us or any affiliate of ours. Rights to acquire shares under a stock bonus award may be transferable only to the extent provided in a stock bonus agreement.

Restricted Stock Awards. Restricted stock awards are granted pursuant to restricted stock agreements. The purchase price of a restricted stock award cannot be less than 50% of the fair market value of the Class A common stock on the date of grant or at the time the purchase is made.

Shares awarded under a restricted stock award may be subject to repurchase by us in accordance with a vesting schedule to be determined by the board of directors. If a restricted stock award recipient's relationship with us, or any affiliate of ours, terminates, we may repurchase or reacquire any of the shares subject to such award that are unvested as of the date of such termination. Class A common stock acquired pursuant to a restricted stock award may be paid for in cash or, if provided in the restricted stock agreement at the discretion of the board of directors, pursuant to a deferred payment arrangement or in other legal consideration approved by the board of directors. Rights to acquire shares under a restricted stock award may be transferable only to the extent provided in a restricted stock award agreement.

Restricted Stock Unit Awards. Restricted stock unit awards are granted pursuant to restricted stock unit award agreements. The purchase price, if any, for restricted stock unit awards may be paid in any form of legal consideration acceptable to the board of directors.

Restricted stock unit awards vest at the rate specified in the restricted stock unit award agreement as determined by the board of directors. However, at the time of grant, the board of directors may impose additional restrictions or conditions that delay the delivery of stock or cash subject to the restricted stock unit award to a time after vesting. A restricted stock unit award may be settled by the delivery of shares of LeapFrog's Class A common stock, cash, any combination of the two or in any other form of consideration, as determined by the board of directors. Dividend equivalent rights may be credited with respect to shares covered by a restricted stock unit award as determined by the board of directors and contained in the restricted stock unit award agreement. However, LeapFrog does not anticipate paying cash dividends on its Class A common stock for the foreseeable future. If a restricted stock unit award recipient's relationship with us, or any affiliate of ours, terminates, restricted stock units that have not vested will be forfeited on the date of such termination, except as otherwise may be provided in the restricted stock unit award agreement.

Stock Appreciation Rights. Stock appreciation rights are granted pursuant to stock appreciation rights agreements. The maximum term of stock appreciation rights granted under the Equity Plan is 10 years.

Each stock appreciation right is denominated in shares of Class A common stock equivalents. The strike price of stock appreciation rights may not be less than 100% of the fair market value of the Class A common stock equivalents subject to the stock appreciation rights on the date of grant. Upon exercise of a stock appreciation right, LeapFrog will pay the recipient an amount equal to the excess of (i) the aggregate fair market value on the date of exercise of a number of Class A common stock equivalents with respect to which the recipient is exercising the stock appreciation right, over (ii) the strike price determined by the board of directors on the date of grant. The appreciation distribution upon exercise of a stock appreciation right may be paid in cash, shares of LeapFrog's Class A common stock, any combination of the two or in any other form of consideration determined by the board of directors.

Stock appreciation rights vest and become exercisable at the rate specified in the stock appreciation right agreement as determined by the board of directors. If a stock appreciation rights recipient's relationship with us, or any affiliate of ours, terminates, the recipient generally may exercise any vested stock appreciation right for 3 months (or such longer or shorter period specified in the stock appreciation rights agreement) after the date such service relationship ends. In no event may a stock appreciation right be exercised beyond the expiration of its term.

Acceleration of Awards. The board of directors has the power to accelerate the vesting of a stock award notwithstanding the vesting schedule or terms relating to the exercisability contained in the stock award agreement.

Adjustments upon Changes in Stock. If any change is made in the Class A common stock subject to the Equity Plan or subject to any stock award without receipt of consideration by LeapFrog (through merger, consolidation, reorganization, recapitalization, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or otherwise), the class(es) and maximum number of shares subject to the Equity Plan, the maximum annual award limit applicable under the Equity Plan and the class(es) and number of shares and price per share of stock subject to outstanding stock awards will be appropriately adjusted.

Corporate Transactions. In the event of a Corporate Transaction (as defined in the Equity Plan), any surviving or acquiring corporation may assume or continue any stock awards outstanding under the Equity Plan or may substitute similar awards for those outstanding under the Equity Plan. A surviving corporation or acquiring corporation (or its parent) may choose to assume or continue only a portion of a stock award or substitute a similar stock award for only a portion of a stock award. If a surviving or acquiring corporation does not assume or continue such stock awards or substitute similar awards, then, unless otherwise provided by the board of directors, any outstanding stock awards that have not been assumed or substituted may be exercised (to the extent vested) prior to the effective time of such corporate transaction, and any such stock awards will terminate if not exercised prior to the effective time of such corporate transaction.

Changes in Control. In the event of a Change in Control (as defined in the Equity Plan), an outstanding stock award held by a recipient whose relationship with us, or any affiliate of ours, has not terminated may be subject to additional acceleration of vesting and exercisability upon or after such Change in Control to the extent provided in a stock award agreement or any other written agreement between the recipient and us or an affiliate. In the absence of such provision, however, no such acceleration will occur.

Amendments to the Equity Plan. The board of directors has the authority to amend the Equity Plan, so long as such action does not impair any stock award previously granted under the Equity Plan, unless consented to in writing by the holder of such award. In addition, no amendment will be effective unless approved by our stockholders where such amendment requires stockholder approval under applicable law or stock exchange requirements. The board of directors may, in its sole discretion, submit any other amendment to the Equity Plan for stockholder approval.

Termination or Suspension of the Equity Plan. The board of directors may suspend or terminate the Equity Plan at any time. No stock awards may be granted under the Equity Plan while the Equity Plan is suspended or after it is terminated.

Federal Income Tax Consequences of the Equity Plan.

The following is a summary of the principal United States federal income tax consequences to participants and LeapFrog with respect to participation in the Equity Plan. This summary is not intended to be exhaustive, and does not discuss the income tax laws of any city, state or foreign jurisdiction in which a participant may reside.

Options. There are no federal income tax consequences to the optionee or us by reason of the grant of a nonstatutory stock option. Upon exercise of a nonstatutory stock option, the optionee normally will recognize taxable ordinary income equal to the excess of the fair market value of our Class A common stock on the date of exercise over the option exercise price. With respect to employees, we are generally required to withhold an amount based on the ordinary income recognized. Generally, we will be entitled to a business expense deduction equal to the taxable ordinary income realized by the optionee. Upon disposition of the stock, the optionee will recognize a capital gain or loss equal to the difference between the selling price and the sum of the amount paid for such stock plus any amount recognized as ordinary income upon exercise of the option. Such gain or loss will be long-term or short-term depending on whether the stock was held for more than one year. Slightly different rules may apply to optionees who are subject to Section 16(b) of the Exchange Act.

Incentive stock options granted under the Equity Plan are intended to qualify for favorable tax treatment under Section 422 of the Code. There generally are no federal income tax consequences to the optionee or us by reason of the grant or exercise of an incentive stock option. However, the exercise of an incentive stock option may increase the optionee's alternative minimum tax liability, if any. If an optionee holds stock acquired through exercise of an incentive stock option for more than two years from the option grant date and more than one year from the date on which the shares are transferred to the optionee upon exercise of the option, any gain or loss on a disposition of such stock will be a long-term capital gain or loss. Generally, if the optionee disposes of the stock before the expiration of either of these holding periods (a "disqualifying disposition"), then at the time of disposition the optionee will realize taxable ordinary income equal to the lesser of (i) the excess of the stock's fair market value on the exercise date over the exercise price, or (ii) the optionee's actual gain, if any, on the purchase and sale. The optionee's additional gain or any loss upon the disqualifying disposition will be a capital gain or loss, which will be long-term or short-term depending on whether the stock was held for more than one year. To the extent the optionee recognizes ordinary income by reason of a disqualifying disposition, we generally will be entitled (subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code and the satisfaction of a tax reporting obligation) to a corresponding business expense deduction in the tax year in which the disqualifying disposition occurs.

Stock Bonus and Restricted Stock Awards. There are no tax consequences to the recipient or us by reason of the grant of a stock bonus or restricted stock award. Upon receipt of the stock pursuant to such award, the recipient normally will recognize taxable ordinary income equal to the excess of the stock's fair market value over the purchase price, if any. However, to the extent the stock is subject to certain types of vesting restrictions, the taxable event will be delayed until the restrictions lapse, unless the recipient elects to be taxed on receipt of the stock by filing a Section 83(b) election. With respect to employees, we generally are required to withhold an amount based on the ordinary income recognized. Generally, we will be entitled (subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code and the satisfaction of a tax reporting obligation) to a business expense deduction equal to the taxable ordinary income realized by the recipient. Upon disposition of the stock, the recipient will recognize a capital gain or loss equal to the difference between the selling price and the sum of the amount paid for such stock plus any amount recognized as ordinary income upon acquisition (or vesting) of the stock. Such gain or loss will be long-term or short-term depending on whether the stock was held for more than one year. Certain different rules may apply to recipients who are subject to Section 16(b) of the Exchange Act.

Restricted Stock Unit Awards. No taxable income is recognized upon receipt of a restricted stock unit award. The recipient generally will recognize ordinary income in the year in which the shares subject to that unit are actually vested and issued to the recipient in an amount equal to the fair market value of the shares on the date of issuance. The recipient and LeapFrog will be required to satisfy certain tax withholding requirements applicable to such income. Generally, we will be entitled (subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code and the satisfaction of a tax reporting obligation) to an income tax deduction equal to the amount of ordinary income recognized by the recipient at the time the shares are issued. In general, the deduction will be allowed for the taxable year in which such ordinary income is recognized by the recipient.

Stock Appreciation Rights. No taxable income is realized upon the receipt of a stock appreciation right. Upon exercise of the stock appreciation right, the fair market value of the shares (or cash in lieu of shares) received is recognized as ordinary income to the recipient in the year of such exercise. Generally, with respect to employees, we are required to withhold from the payment made on exercise of the stock appreciation right or from regular wages or supplemental wage payments an amount based on the ordinary income recognized. Generally, LeapFrog will be entitled (subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code, and the satisfaction of a tax reporting obligation) to an income tax deduction in the year in which such ordinary income is recognized by the recipient.

Potential Limitation on Company Deductions. Section 162(m) of the Code denies a deduction to any publicly held corporation for compensation paid to certain covered employees in a taxable year to the extent that compensation exceeds $1 million for a covered employee. It is possible that compensation attributable to stock awards granted in the future under the Equity Plan, when combined with all other types of compensation received by a covered employee from us, may cause this limitation to be exceeded in any particular year.

Certain kinds of compensation, including qualified "performance-based compensation," are disregarded for purposes of the deduction limitation. In accordance with Treasury Regulations issued under Section 162(m) of the Code, compensation attributable to stock options and stock appreciation rights will qualify as performance-based compensation if such awards are granted by a compensation committee comprised solely of "outside directors" and the plan contains a per-employee limitation on the number of shares for which such awards may be granted during a specified period, the per-employee limitation is approved by the stockholders, and the exercise or strike price of the award is no less than the fair market value of the stock on the date of grant.

Compensation attributable to stock options or stock appreciation rights with exercise or strike prices less than fair market value on the date of grant, stock bonus awards, restricted stock awards and restricted stock unit awards will qualify as performance-based compensation under the Treasury Regulations issued under Section 162(m) only if (i) the award is granted by a committee comprised solely of outside directors, (ii) the award is granted or becomes vested (or exercisable) only upon the achievement of an objective performance goal established in writing by the committee while the outcome is substantially uncertain, (iii) the committee certifies in writing prior to the granting or vesting (or exercisability) of the award that the performance goal has been satisfied and (iv) prior to the granting or vesting (or exercisability) of the award, stockholders have approved the material terms of the award (including the class of employees eligible for such award, the business criteria on which the performance goal is based, and the maximum amount, or formula used to calculate the amount, payable upon attainment of the performance goal).

EQUITY COMPENSATION PLAN INFORMATION

The following table shows certain information concerning our Class A common stock to be issued in connection with our Equity Plan, our Director Plan and our Employee Stock Purchase Plan as of December 31, 2006:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)(1)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	9,741,063(2)	$13.66	3,555,556(3)
Equity compensation plans not approved by security holders	650,000	$15.90	—
TOTAL	10,391,063	$13.80	3,555,556

(1) Does not include exercise price for performance-based stock awards as such awards do not have an exercise price.

(2) Includes 166,395 performance-based stock awards granted under our Equity Plan, which may be issued if certain performance measures are met. Currently none of the awards are vested.

(3) Includes 1,239,564 shares reserved for issuance under our Equity Plan, 807,778 shares reserved for issuance under our Director Plan and 1,508,214 shares reserved for issuance under our 2002 Employee Stock Purchase Plan.

Recommendation of the Board of Directors

The Board of Directors Recommends A Vote in Favor of Proposal Two.

PROPOSAL THREE

STOCKHOLDER PROPOSAL

William Steiner, 112 Abbotsford Gate, Piermont, NY 10968, a beneficial owner of 3,500 shares of LeapFrog Class A common stock, has notified us that he intends to present the following proposal at the meeting:

Stockholder Proposal

MAXIMIZE VALUE RESOLUTION

Resolved that the shareholders of LeapFrog Enterprises, Inc. Corporation urge the LeapFrog Enterprises, Inc. Board of Directors to arrange for the prompt sale of LeapFrog Enterprises, Inc. to the highest bidder.

Supporting Statement

The purpose of the Maximize Value Resolution is to give all LeapFrog Enterprises, Inc. shareholders the opportunity to send a message to the LeapFrog Enterprises, Inc. Board that they should support the prompt sale of LeapFrog Enterprises, Inc. to the highest bidder. I believe a strong and or majority vote by the shareholders would indicate to the board the displeasure felt by the shareholders of the shareholder returns over many years and the drastic action that should be taken. Even if it is approved by the majority of the LeapFrog Enterprises, Inc. shares represented and entitled to vote at the annual meeting, the Maximize Value Resolution will not be binding on the LeapFrog Enterprises, Inc. Board. The proponent however believes that if this resolution receives substantial support from the shareholders, the board may choose to carry out the request set for in the resolution:

The prompt auction of LeapFrog Enterprises, Inc. should be accomplished by any appropriate process the board chooses to adopt including a sale to the highest bidder whether in cash, stock, or a combination of both.

The proponent further believes that if the resolution is adopted, the management and the board will interpret such adoption as a message from the company's stockholders that it is no longer acceptable for the board to continue with its current management plan and strategies.

I URGE YOUR SUPPORT, VOTE FOR THIS RESOLUTION

LeapFrog's Statement in Opposition to Proposal Three

The board of directors believes this proposal does not serve the best interests of LeapFrog or its stockholders and would not maximize value to the stockholders. Accordingly, the board of directors recommends a vote AGAINST this proposal.

Consistent with its fiduciary duties, the board of directors has sought to manage the company's affairs in a manner it believes to be in the best interests of the company and its stockholders. The board has continuously analyzed the strategic alternatives for the company as part of fulfilling its fiduciary obligations. In late 2006, we completed a full strategic review of our business and developed a plan that is designed to improve our financial performance and create sustained growth and profitability over the long term. As part of this review, we modified the operational structure of our business and changed a significant portion of our executive and senior leadership team, including hiring Jeffrey G. Katz as our Chief Executive Officer and President. The board of directors believes that the value of our new strategic business plan and the future prospects of the company would not be realized by "the prompt sale of LeapFrog Enterprises, Inc. to the highest bidder."

The board of directors believes that our strategic business plan has the potential to create stockholder value which is unlikely to be appropriately valued in an "auction" in the manner contemplated by the proposed resolution, particularly as such an auction could create a forced sale atmosphere that could have the effect of reducing the perceived value of the company to a "fire sale" level. Moreover, even though approval of this proposal is not binding on the board of directors, the board believes that approval would work against increasing value for the stockholders by causing uncertainty regarding the future of the company and adversely affecting relationships with employees, customers and vendors. The potential adverse impact could lead to a reduction in sales and profits and, in turn, stockholder value.

Therefore, the board of directors believes that growth of the business through continued implementation of our strategic business plan and not a forced sale to the highest bidder is in the best interests of the company and its stockholders.

Recommendation of the Board of Directors

For all the reasons set forth above, the Board of Directors recommends a vote AGAINST Proposal Three.

PROPOSAL FOUR

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the board of directors has selected Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2007, and has further directed that management submit the selection of independent registered public accounting firm for ratification by the stockholders at the annual meeting. Ernst & Young LLP has audited our consolidated financial statements since September 1997. Representatives of Ernst & Young LLP are expected to be present at the annual meeting, will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Neither our bylaws nor other governing documents or law require stockholder ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm. However, the Audit Committee is submitting the selection of Ernst & Young LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if they determine that such a change would be in the best interests of the company and our stockholders.

The affirmative vote of the majority of the votes represented by the holders of shares present in person or represented by proxy and entitled to vote at the annual meeting will be required to ratify the selection of Ernst & Young LLP. Abstentions will be counted toward the tabulation of votes cast on proposals presented to the stockholders and will have the same effect as negative votes. Broker non-votes are counted towards a quorum, but are not counted for any purpose in determining whether this matter has been approved.

Independent Registered Public Accounting Firm Fee Information

In connection with the audit of the 2006 financial statements, we entered into an engagement agreement with Ernst & Young LLP which set forth the terms by which Ernst & Young LLP will perform audit services for us. That agreement is subject to alternative dispute resolution procedures and our exclusion of punitive damages.

The following table represents aggregate fees billed or to be billed to us for services performed for the fiscal years ended December 31, 2006 and 2005, by Ernst & Young LLP, our independent registered public accounting firm.

	Fiscal Year Ended (in thousands)	
	2006	2005
Audit Fees	$2,845	$2,992
Audit-related Fees	43	175
Tax Fees	163	103
All Other Fees	—	—
Total Fees	$2,951	$3,270

All services provided by Ernst & Young LLP for the fiscal years ended December 31, 2006 and 2005 were approved by the Audit Committee. The fees for 2005 have been revised to reflect actual amounts billed.

Audit Fees

The aggregate fees billed or to be billed by Ernst & Young LLP for financial audit services totaled $2.8 million in 2006 and $3.0 million in 2005. The above amounts include fees associated with the annual audit, the reviews of our quarterly reports on Form 10-Q, statutory audits required internationally, services related to compliance with Sarbanes-Oxley Act of 2002 internal control testing and review of correspondence with the SEC.

Audit-Related Fees

The aggregate fees billed by Ernst & Young LLP for audit-related services totaled $43,000 in 2006 and $0.2 million in 2005, which consisted of fees related to FAS 123R, S-8 registration and SAB99 consultation work in 2006 and due diligence on potential or proposed acquisitions for 2005.

Tax Fees

The aggregate fees billed by Ernst & Young LLP for tax services, consisting of tax compliance, tax advice and tax planning, totaled $0.2 million in 2006 and $0.2 million in 2005.

All Other Fees

There were no other fees paid to Ernst & Young LLP in 2006 and 2005.

Pre-Approval Procedures of Audit and Non-Audit Services by the Independent Registered Public Accounting Firm

As set forth in its charter, the Audit Committee must pre-approve all audit and non-audit services performed by the independent registered public accounting firm. As allowed under its charter, the Audit Committee has delegated to the Chairman of the Audit Committee, Mr. E. Stanton McKee, Jr., the authority to grant such pre-approvals, provided that all approvals made by the Chairman are presented to the full Audit Committee for its ratification at each of its scheduled meetings. In determining whether to approve audit and non-audit services to be performed by Ernst & Young LLP, the Audit Committee takes into consideration the fees to be paid for such services and whether the fees would affect the independence of the independent registered public accounting firm in performing its audit function. In addition, when determining whether to approve non-audit services to be performed by Ernst & Young LLP, the Audit Committee considers whether the performance of such services is compatible with maintaining the independence of the independent registered public accounting firm in performing its audit function, and under no circumstances will the non-audit services include the prohibited activities set forth in Section 201 of the Sarbanes-Oxley Act of 2002. The Audit Committee has determined that the rendering of the services other than audit services by Ernst & Young LLP is compatible with maintaining the registered public accounting firm's independence.

Recommendation of the Board of Directors
The Board of Directors Recommends A Vote in Favor of Proposal Four.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Controlling Stockholder

As of March 1, 2007, Lawrence J. Ellison, through entities controlled by him, held a majority of the voting power of our outstanding stock. As a result, Mr. Ellison controls the election of all members of our board of directors and all other matters submitted to a vote of our stockholders. Mr. Ellison is Chief Executive Officer of Oracle Corporation.

Beneficial Ownership of Our Common Stock

The following table sets forth certain information regarding the ownership of LeapFrog's common stock as of March 1, 2007 by: (i) each director; (ii) each of the executive officers named in the Summary Compensation Table below; (iii) all executive officers and directors of LeapFrog as a group; and (iv) all those known by LeapFrog to be beneficial owners of more than five percent of our common stock. Information with respect to beneficial ownership has been furnished by each director, executive officer or beneficial owner of more than five percent of the shares of our common stock, as the case may be, and Schedules 13D and 13G filed with the Securities and Exchange Commission, or SEC.

Beneficial ownership is determined in accordance with SEC rules, which generally attribute beneficial ownership of securities to each person who possesses, either solely or shared with others, the power to vote or dispose of those securities. These rules also treat as outstanding all shares of capital stock that a person would receive upon exercise of stock options held by that person that are immediately exercisable or exercisable within 60 days of March 1, 2007. These shares are deemed to be outstanding and to be beneficially owned by the person holding those options for the purpose of computing the number of shares beneficially owned and the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated and to the extent known, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Beneficial Ownership of Our Common Stock (continued)

	Number of Shares Beneficially Owned			Percentage of Shares Beneficially Owned(1)			Percentage of Combined Voting Power of All Classes of Stock(3)
	Class A	Class B	Total	Class A	Class B	Total(2)	
Lawrence J. Ellison(4)	—	16,585,345	16,585,345	—	60.1%	26.2%	53.2%
Michael R. Milken(5)	1,601,789	9,387,732	10,989,521	4.5%	34.0%	17.4%	30.6%
Lowell J. Milken(6)	458,931	5,940,465	6,399,396	1.3%	21.5%	10.1%	19.2%
Third Avenue Management(7)	8,598,914	—	8,598,914	24.2%	—	13.6%	2.8%
Franklin Resources, Inc.(8)	3,524,560	—	3,524,560	9.9%	—	5.6%	1.1%
Vardon Capital Management(9)	2,577,507	—	2,577,507	7.2%	—	4.1%	*
Jeffrey G. Katz(10)	33,062	—	33,062	*	—	*	*
William B. Chiasson(11)	116,014	—	116,014	*	—	*	*
Michael J. Dodd(12)	24,500	—	24,500	*	—	*	*
Thomas J. Kalinske(13)	712,091	1,107	713,198	2.0%	*	*	*
Timothy M. Bender(14)	127,333	—	127,333	*	—	*	*
Jerome Perez(15)	420,994	—	420,994	*	—	*	*
Kathryn E. Olson	11,244	—	11,244	*	—	*	*
Steven B. Fink(16)	111,433	12,714,082	12,825,515	*	46.0%	20.3%	40.8%
Stanley E. Maron(17)	76,219	168	76,387	*	*	*	*
E. Stanton McKee(18)	42,916	—	42,916	*	—	*	*
Ralph R. Smith(19)	25,937	—	25,937	*	—	*	*
Caden Wang(20)	25,937	—	25,937	*	—	*	*
David C. Nagel(21)	18,958	—	18,958	*	—	*	*
All directors and executive officers as a group (18 persons)(22)	1,325,600	12,715,357	14,040,957	3.7%	46.1%	22.2%	41.2%

* Less than one percent.

(1) Based on 35,588,364 shares of Class A common stock and 27,614,176 shares of Class B common stock outstanding as of March 1, 2007. Unless otherwise indicated in the footnotes to this table, the applicable address for each of our directors and executive officers is c/o LeapFrog Enterprises, Inc., 6401 Hollis Street, Emeryville, California 94608.

(2) These percentages reflect the ownership of our Class A common stock and our Class B common stock on an as-converted basis assuming the conversion of all Class B common stock to Class A common stock.

(3) These percentages reflect the different voting rights of our Class A common stock and our Class B common stock. On all matters submitted to a vote of our stockholders, our Class A common stock entitles its holders to one vote per share and our Class B common stock entitles its holders to ten votes per share.

(4) Includes 16,585,345 shares of Class B common stock held indirectly by Mr. Ellison through Mollusk Holdings, LLC, which is controlled by Cephalopod Corporation and Lawrence Investments, LLC, which are also reported as beneficially owned by Mr. Fink and over which Mr. Ellison shares voting and investment power.

The address for Mollusk Holdings, LLC is c/o Philip B. Simon, 101 Ygnacio Valley Road, Suite 310, Walnut Creek, CA 94596.

Proxy

(5) Includes:

- 5,039,937 shares of Class B common stock and 1,601,789 shares of Class A common stock held directly by Mr. M. Milken;
- 4,336,216 shares of Class B common stock held indirectly by Mr. M. Milken through ET Holdings, LLC, which are also beneficially owned by Mr. L. Milken and over which Mr. M. Milken has shared voting and investment power; and
- 11,579 shares of Class B common stock held indirectly by Mr. M. Milken through Hampstead Associates, LLC, which are also beneficially owned by Mr. L. Milken and over which Mr. M. Milken has shared voting and investment power.

The address for Mr. M. Milken is c/o Maron & Sandler, 1250 Fourth Street, Suite 550, Santa Monica, California 90401.

(6) Includes:

- 1,592,670 shares of Class B common stock and 416,845 shares of Class A common stock held directly by Mr. L. Milken;
- 42,086 shares of Class A common stock held in a trust of which Mr. L. Milken is a trustee;
- 4,336,216 shares of Class B common stock held indirectly by Mr. L. Milken through ET Holdings, LLC, which are also beneficially owned by Mr. M. Milken and over which Mr. L. Milken has shared voting and investment power; and
- 11,579 shares of Class B common stock held indirectly by Mr. L. Milken through Hampstead Associates, LLC, which are also beneficially owned by Mr. M. Milken and over which Mr. L. Milken has shared voting and investment power.

The address for Mr. L. Milken is c/o Maron & Sandler, 1250 Fourth Street, Suite 550, Santa Monica, California 90401.

(7) Based solely on information provided in a Schedule 13G filed on February 14, 2007 by Third Avenue Management LLC, or Third Avenue. Third Avenue has sole voting power over 8,440,789 shares and sole dispositive power over 7,728,611 shares. The address for Third Avenue is 622 Third Avenue, 32nd Floor, New York, New York 10017.

(8) Based solely on information provided in a Schedule 13G filed on February 5, 2007 by Franklin Resources, Inc. or Franklin. The address for Franklin is One Franklin Parkway, San Mateo, California 94403.

(9) Based solely on information provided in a Schedule 13G filed on February 14, 2007 by Vardon Capital Management, LLC or Vardon. The address for Vardon is 120 West 45th Street, 17th Floor, New York, NY 10036.

(10) Includes 19,062 shares of Class A common stock issuable upon the exercise of options that are exercisable within 60 days after March 1, 2007.

(11) Includes 112,041 shares of Class A common stock issuable upon the exercise of options that are exercisable within 60 days after March 1, 2007.

(12) Includes 12,500 shares of Class A common stock issuable upon the exercise of options that are exercisable within 60 days after March 1, 2007.

(13) Includes 368,889 shares of Class A common stock issuable upon the exercise of options that are exercisable within 60 days of March 1, 2007.

(14) Represents 127,333 shares of Class A common stock issuable upon the exercise of options that are exercisable within 60 days after March 1, 2007.

(15) Includes 412,499 shares of Class A common stock issuable upon the exercise of options that are exercisable within 60 days after March 1, 2007.

(16) Includes:

- 111,433 shares of Class A common stock issuable upon the exercise of options that are exercisable within 60 days after March 1, 2007; and
- 12,714,082 shares of Class B common stock presently held by Mollusk Holdings, LLC. Mr. Fink is the Chief Executive Officer of Lawrence Investments, LLC, which is one of the two managing members of Mollusk Holdings, LLC. These shares are also reported as beneficially owned by Mr. Ellison. Mr. Fink disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
- 50,000 shares of Class B common stock presently held prorata by ET Holdings, LLC, Mollusk Holdings, LLC and Michael R. Milken based on the number of shares of LeapFrog's Class B common stock distributed by Mounte LLC (formerly Krest LLC) to each of such three stockholders in September 2005, which may be acquired by Mr. Fink within 60 days of March 1, 2007 upon the exercise of a call option that each of such three stockholders has granted to Mr. Fink. Mr. Fink shares voting and investment power with respect to these shares with each of such three stockholders.

(17) Includes 67,250 shares of Class A common stock issuable upon the exercise of options that are exercisable within 60 days after March 1, 2007. The address for Mr. Maron is 1250 Fourth Street, Suite 550, Santa Monica, California 90401.

(18) Represents 42,916 shares of Class A common stock issuable upon the exercise of options that are exercisable within 60 days after March 1, 2007.

(19) Represents 25,937 shares of Class A common stock issuable upon the exercise of options that are exercisable within 60 days after March 1, 2007. The address for Mr. Smith is c/o The Annie E. Casey Foundation, 701 St. Paul Street, Baltimore, Maryland 21202.

(20) Represents 25,937 shares of Class A common stock issuable upon the exercise of options that are exercisable within 60 days after March 1, 2007.

(21) Represents 18,958 shares of Class A common stock issuable upon the exercise of options that are exercisable within 60 days after March 1, 2007.

(22) See footnotes 10 through 21 above, as applicable. Mr. Bender, Mr. Perez and Ms. Olson are not included as executive officers as they were no longer serving as an executive officer of LeapFrog as of March 1, 2007, the date of the information in the table. Includes 923,378 shares of Class A common stock held by our executive officers who are not named executive officers, provided that LeapFrog has the right to repurchase 8,334 of these shares until the shares vest in February 2008. Also includes 118,455 shares of Class A common stock issuable upon the exercise of options that are exercisable within 60 days after March 1, 2007 held by executive officers who are not named in the Summary Compensation Table below.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Since April 2004, we have been a subsidiary of Mollusk Holdings, LLC, an entity controlled by Lawrence J. Ellison, which owns a majority of our voting shares. In 2006 we purchased software products and support services from Oracle Corporation totaling $390,693. As of December 31, 2006, Lawrence J. Ellison, the Chief Executive Office of Oracle Corporation, may be deemed to have or share the power to direct the voting and disposition, and therefore to have beneficial ownership of approximately 16,750,000 shares of our Class B common stock, which represents approximately 26.3% of the combined voting power of our Class A common stock and Class B common stock. For a more complete discussion of Mr. Ellison's beneficial ownership of our common stock, see "Security Ownership of Certain Beneficial Owners and Management."

In 2006, we paid Pillar Data Systems, Inc. a total of $302,988 in equipment fees. Mr. Ellison is the majority stockholder of Pillar Data Systems, Inc.

We are currently involved in a dispute with Mounte LLC arising out of a 2002 tax sharing agreement between LeapFrog and Knowledge Universe, Inc., the predecessor in interest of Mounte LLC. We are claiming a $635,000 refund of amounts we previously paid under the agreement, while Mounte LLC is claiming we owe it an additional payment of approximately $1,200,000. Mounte LLC is indirectly controlled by Michael R. Milken, Lowell J. Milken and Lawrence J. Ellison, who beneficially own a majority of our voting shares. The parties are awaiting the results of a California state audit of Mounte LLC before proceeding with discussions.

We believe that our board of directors will take such action as is necessary to comply with applicable corporate law in connection with any transactions with affiliates, including in appropriate cases obtaining approval by our independent directors.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Independence of the Board of Directors

As required under the New York Stock Exchange, or NYSE, listing standards, a majority of the members of a listed company's board of directors must qualify as "independent," as affirmatively determined by the board of directors. Our board consults with our legal counsel to ensure that its determinations are consistent with all relevant securities and other laws and regulations regarding the definition of "independent," including those set forth in pertinent listing standards of the NYSE, as in effect from time to time. In addition, our board of directors has adopted categorical standards of independence to assist the board in its determination of director independence. The categorical standards are attached as Appendix A to this Proxy Statement.

Consistent with these considerations, after review of all relevant transactions or relationships between each director, or any of his family members and us, our senior management and our independent registered public accounting firm, our board of directors affirmatively has determined that all of our directors are independent directors within the meaning of the applicable NYSE listing standards, except for Mr. Katz, our President and Chief Executive Officer, and Mr. Kalinske, our former Chief Executive Officer. Our board of directors has also affirmatively determined that, pursuant to the categorical standards adopted by our board, none of the independent directors has a material relationship with us.

Meetings

During the fiscal year ended December 31, 2006, the board of directors held nine meetings and acted by unanimous written consent two times. Each director attended at least 75% of the aggregate of the meetings of the board, and of the committees on which he served, held during the period for which he was a director or committee member, respectively, except for Dr. Nagel who attended 67% of the three strategy committee meetings held in 2006.

As required under NYSE listing standards, in fiscal 2006 our independent directors met nine times in regularly scheduled executive sessions at which only independent directors were present. Steven B. Fink, the Chairman of our board of directors, presided over each of these executive sessions. Persons interested in communicating with the independent directors with their concerns or issues may address correspondence to a particular director, or to the independent directors generally, in care of our Corporate Secretary at 6401 Hollis Street, Emeryville, California 94608. If no particular director is named, letters will be forwarded, depending on the subject matter, to the chair of the Audit, Compensation or Nominating and Corporate Governance Committee.

Compensation of Directors

During the fiscal year ended December 31, 2006, our non-employee directors received the following compensation for their service on our board of directors:

Director Compensation for Fiscal 2006

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)	Option Awards ($)(2)(3)(4)	All Other Compensation ($)	Total ($)
Steven B. Fink	113,500	—	52,770	—	166,270
Stanley E. Maron	53,000	—	31,662	—	84,662
E. Stanton McKee, Jr.	73,167	—	63,385	—	136,552
David C. Nagel	53,333	—	9,983	—	63,316
Paul Rioux	19,500	—	19,613	—	39,113
Ralph R. Smith	57,000	—	55,649	—	112,649
Caden Wang	78,250	—	55,649	—	133,899

(1) Reflects board retainer fees, committee chair and audit committee retainer fees and meeting fees.

Proxy

(2) The value shown for the option awards is based on the dollar amount of the compensation cost of the awards recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006, in accordance with FAS 123R. The assumptions made in the valuation of the option awards are discussed in footnote 17 "Stock-Based Compensation," to our consolidated financial statements contained in our annual report on Form 10-K for the fiscal year ended December 31, 2006.

(3) The full grant date fair value of each of these option awards, as calculated under FAS 123R for financial statement reporting purposes is as follows: Mr. Fink, $120,905; Mr. Maron, $72,543; Mr. McKee, $72,543; Dr. Nagel, $60,453; Mr. Smith, $72,543; and Mr. Wang, $72,543.

(4) At December 31, 2006, our non-employee directors each held an aggregate number of stock option awards as follows: Mr. Fink, 140,600 shares; Mr. Maron, 88,500 shares; Mr. McKee, 65,000 shares; Dr. Nagel, 42,500 shares; Mr. Rioux, no shares; Mr. Smith, 48,750 shares; and Mr. Wang, 48,750 shares.

(5) Mr. Rioux did not stand for re-election at the 2006 annual meeting of stockholders.

Each of our non-employee directors receives a cash meeting fee of $1,500 for each board of directors and committee meeting attended. Prior to February 2006, if there was a board meeting and a committee meeting on the same day, only one meeting fee was paid for both meetings. In February 2006, the board approved a change in the compensation of directors to permit the non-employee directors to receive the $1,500 meeting fee for each board or committee meeting attended, regardless of whether the meetings occurred on the same day. In addition to this meeting fee, in April 2004, the Compensation Committee of our board of directors approved the payment of the following annual retainers, which were pro-rated for each month served on the board during the year, to our non-employee directors, which amounts remained effective for the month of January 2006:

- Each non-employee director received an annual retainer of $30,000, provided that a non-employee director who holds the position of Chairman of our board received an annual retainer of $60,000 in lieu of an annual retainer of $30,000.
- Each non-employee director who served as a member of our Audit Committee received an annual retainer of $5,000, provided that the Chairman of our Audit Committee received an annual retainer of $10,000 in lieu of an annual retainer of $5,000.
- Each non-employee director who served as the Chairman of our Compensation Committee, Nominating and Corporate Governance Committee, and any other committee created by our board of directors received an annual retainer of $5,000.

In February 2006, the board approved an increase in the amount of the annual retainer to be paid to the Chairman and members of the Audit Committee of the board. Effective February 2006, the annual retainer to be paid to the Chairman of our Audit Committee was increased from $10,000 to $20,000, and the annual retainer fee for each Audit Committee member was increased from $5,000 to $10,000.

In the fiscal year ended December 31, 2006, the total cash compensation paid to non-employee directors was $454,833. The members of our board of directors are also eligible for reimbursement of their expenses incurred in attending board meetings.

The 2002 Non-Employee Directors' Stock Option Plan, or Director Plan, provided for automatic stock option grants to our non-employee directors. In March 2006, the board adopted an amendment and restatement of the Director Plan (and renamed it the 2002 Non-Employee Directors' Stock Award Plan), which was approved by our stockholders at the 2006 annual meeting of stockholders.

The Director Plan, as amended and restated, provides for an initial stock award upon being elected to the board and annual stock awards on July 1 of each year (or the next business day if that date is a legal holiday). The board or a committee of the board has the discretion to provide that initial and annual grants under the Director Plan will be made in the form of stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights or performance stock awards. If equity grants are made in the form of stock options, the

Director Plan provides that the initial grant is an option to purchase 30,000 shares of our Class A common stock and the annual grant is an option to purchase 15,000 shares of our Class A common stock; provided, however, that a non-employee director who holds the position of Chairman of our board of directors at the time of the annual grant will receive an annual grant of 25,000 shares in lieu of an annual grant of 15,000 shares. In the event that initial and annual grants are made in the form of stock awards other than options, the board or a committee of the board has the authority to determine the number of shares subject to such stock awards. No other stock awards may be granted at any time under the Director Plan.

With respect to stock option awards, the exercise price of options granted under the Director Plan is 100% of the fair market value of the common stock subject to the option on the date of the option grant. Options granted under the Director Plan vest in equal monthly installments over a three year period in accordance with its terms. The term of options granted under the Director Plan is ten years. In the event of a merger of LeapFrog with or into another corporation or a consolidation, acquisition of assets or other change-in-control transaction involving LeapFrog, the vesting of each option will accelerate and become fully vested and immediately exercisable, if, as of the completion of the change-in-control transaction or within 12 months of such transaction, the non-employee director's service terminates; provided that such acceleration will not occur if the termination was a result of the non-employee director's resignation (other than any resignation contemplated by the terms of the change-in-control transaction or required by LeapFrog or the acquiring entity pursuant to the change in control).

In February 2007, the board unanimously approved a grant of 20,000 restricted stock units, or RSUs, to directors that have not been employed by LeapFrog in the past three years, except that our chairman of our board, Mr. Fink, received a grant of 30,000 RSUs and the chairman of our audit committee, Mr. McKee, received a grant of 25,000 RSUs. These RSUs vest monthly over a three-year period, and, regardless of the vesting terms, the shares of Class A common stock underlying the RSUs would not be delivered to a director until three months following the expiration or termination of the director's term on the board. The vesting of these RSUs would fully accelerate in the event of a "change in control", as defined in the 2002 Equity Incentive Plan. Any non-employee director that joins the board in 2007 will receive a similar grant of RSUs, and in 2008, the board will evaluate whether to continue this RSU grant feature for the benefit of any new non-employee directors. In recommending to the board the issuance of the RSUs, the Nominating and Corporate Governance Committee reviewed the competitiveness of LeapFrog's total director compensation using materials provided by a compensation consultant, Towers Perrin. In examining total director compensation, the Nominating and Corporate Governance Committee found that past equity awards fell short of delivering their intended value and that LeapFrog's current director compensation fell short of the board's target of keeping total director compensation at approximately the 75th percentile of similar companies. In light of this shortfall, the Nominating and Corporate Governance Committee recommended to the board the issuance of RSUs to bring total director compensation closer to our target compensation and to industry standards, as well as to more completely compensate our current directors, and any directors who may join the board this year, for such additional work as may be required of directors in 2007 due to the implementation of our strategic plan and related matters.

Committees of the Board

In 2006, our board had four committees: an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee and a Strategy Committee. The following table provides membership and meeting information for each of the board committees in 2006:

Member of our board of directors in the fiscal year 2006	Audit	Compensation	Nominating and Corporate Governance	Strategy
Steven B. Fink		X	X*	X*(1)
Jeffrey G. Katz	X(2)		X(2)	X(5)(2)
Thomas J. Kalinske				
Stanley E. Maron	X(3)			
E. Stanton McKee, Jr.	X*			
David C. Nagel		X*(4)	X(3)(6)	X(5)
Ralph R. Smith		X	X	
Caden Wang	X	X(6)	X(7)	X(5)
Jerome Perez(8)				
Paul Rioux(9)				
Total meetings in fiscal year 2006	8	4	5	3

* Committee Chairman

(1) Joined in March 2006.

(2) Resigned in July 2006.

(3) Joined in July 2006.

(4) Joined in February 2006.

(5) Joined in April 2006.

(6) Resigned in November 2006.

(7) Joined in November 2006.

(8) Resigned in February 2006.

(9) Did not stand for re-election at the 2006 annual meeting of stockholders.

Below is a description of each committee of the board of directors. Each of the committees has authority to engage legal counsel or other experts or consultants, as it deems appropriate to carry out its responsibilities. The board of directors has determined that each member of each committee meets the applicable rules and regulations regarding "independence" and that each member is free of any relationship that would interfere with his individual exercise of independent judgment with regard to LeapFrog.

AUDIT COMMITTEE

The Audit Committee of our board of directors oversees LeapFrog's corporate accounting and financial reporting process. For this purpose, the Audit Committee performs several functions. Among other things, the Audit Committee:

- evaluates the performance of and assesses the qualifications of the independent registered public accounting firm;
- determines the engagement of the independent registered public accounting firm;
- determines whether to retain or terminate the existing independent registered public accounting firm or to appoint and engage a new independent registered public accounting firm;
- reviews and approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services;

- monitors the rotation of partners of the independent registered public accounting firm on LeapFrog's engagement team as required by law;
- confers with management and the independent registered public accounting firm regarding the effectiveness of internal control over financial reporting;
- establishes procedures, as required under applicable law, for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters;
- reviews the financial statements to be included in LeapFrog's annual report on Form 10-K and quarterly reports on Form 10-Q and other financial disclosures; and
- discusses with management and the independent registered public accounting firm the results of the annual audit and the results of LeapFrog's quarterly financial statements.

The Audit Committee is currently comprised of three directors: Messrs. McKee (Chair), Maron and Wang. The Audit Committee met eight times during our 2006 fiscal year. The board has determined that all members of LeapFrog's Audit Committee are independent (as independence is defined in Section 303A.02 of the NYSE listing standards). The Audit Committee has adopted a written Audit Committee Charter that is posted on our website at www.leapfroginvestor.com.

Our board of directors has determined that Mr. McKee, the chairman of our Audit Committee, and Mr. Wang each qualify as an "audit committee financial expert," as defined in applicable SEC rules. The board made a qualitative assessment of Messrs. McKee's and Wang's level of knowledge and experience based on a number of factors, including their formal education and experience, in the case of Mr. McKee, as a chief financial officer for a public reporting company, and in the case of Mr. Wang, as chief financial officer for various privately held companies and as the chairman of the audit committee of a public reporting company.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee consists of three directors, each of whom is an independent director in accordance with the rules and regulations of the NYSE.

The responsibilities of the Audit Committee include recommending to the board an accounting firm to be engaged as LeapFrog's independent registered public accounting firm and pre-approving any non-audit services provided by LeapFrog's independent registered public accounting firm. Additionally, and as appropriate, the Audit Committee reviews and evaluates, and discusses and consults with LeapFrog management, LeapFrog internal audit personnel and the independent registered public accounting firm regarding the following:

- the plan for, and the independent registered public accounting firm's report on, each audit of LeapFrog's consolidated financial statements;
- LeapFrog's financial disclosure documents, including all financial statements, and reports filed with the SEC or sent to stockholders;
- changes in LeapFrog's accounting practices, principles, controls or methodologies, or in LeapFrog's financial statements;
- significant developments in accounting rules;
- the internal audit function, including its plans, activities, personnel, processes for reporting and detecting errors, non-compliance with applicable law and policies, and fraud;
- the adequacy of LeapFrog's internal accounting controls, and accounting, financial and auditing personnel; and
- the establishment and maintenance of an environment at LeapFrog that promotes ethical behavior.

Monitoring of Integrity of Financial Statements

The Audit Committee is responsible for recommending to the board of directors that LeapFrog's financial statements be included in LeapFrog's quarterly and annual reports. In fulfilling this responsibility, prior to the release of each of the company's annual financial results for 2006, the Audit Committee reviewed the financial statements and met to discuss the financial statements with management and Ernst & Young LLP, the company's independent registered public accounting firm. At each of those meetings, management represented to the Audit Committee that the company's consolidated financial statements were prepared in accordance with generally accepted accounting principles. The Audit Committee discussed with management the significant accounting policies utilized by the company, the reasonableness of significant judgments and the clarity of disclosures in the financial statements. At each of these meetings to review the quarterly and annual financial results for 2006, the Audit Committee met separately with the independent registered public accounting firm to review the results of its examination and the overall quality of the company's financial and accounting reporting. In relation to the audited consolidated financial statements for 2006, the Audit Committee reviewed and discussed with Ernst & Young LLP the matters required to be discussed by Statement on Auditing Standards No. 61, "Codification of Statements on Auditing Standards, United States Auditing Standards Section 380," as amended by Statement on Auditing Standards No. 90 "Audit Committee Communications," which includes, among other things:

- methods used to account for significant unusual transactions;
- the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus;
- the process used by management in formulating particularly sensitive accounting estimates and the basis for the independent registered public accounting firm's conclusions regarding the reasonableness of those estimates; and

- disagreements with management over the application of accounting principles, the basis for management's accounting estimates, and the disclosures in the financial statements.

Based on the discussions with management and Ernst & Young LLP concerning the audit, the Audit Committee's review of the representations of management and the report of the independent registered public accounting firm to the Audit Committee, the Audit Committee's independence review, as described below, and the review of such other matters deemed relevant and appropriate by the Audit Committee, the Audit Committee recommended to the board of directors that the financial statements be included in LeapFrog's 2006 annual report on Form 10-K filed with the SEC.

Oversight of Independent Registered Public Accounting Firm

The Audit Committee appoints the independent registered public accounting firm and reviews their performance and independence from management. Ernst & Young LLP provided to the Audit Committee the written disclosures required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and Ernst & Young LLP reported that it is independent under applicable standards in connection with its audit opinion for the company's 2006 financial statements. The Audit Committee has discussed with Ernst & Young LLP its independence from the company.

As set forth in its charter, the Audit Committee must pre-approve all audit and non-audit services performed by the independent registered public accounting firm, provided that, as allowed under its charter, the Audit Committee has delegated to the Chairman of the Audit Committee the authority to grant such pre-approvals, provided that all approvals made by the Chairman are presented to the full Audit Committee for its ratification at each of its scheduled meetings. In determining whether to approve audit and non-audit services to be performed by Ernst & Young LLP, the Audit Committee takes into consideration the fees to be paid for such services and whether the fees would affect the independence of the independent registered public accounting firm in performing its audit function. In addition, when determining whether to approve non-audit services to be performed by Ernst & Young LLP, the Audit Committee considers whether the performance of such services is compatible with maintaining the independence of the independent registered public accounting firm in performing its audit function, and under no circumstances will the non-audit services include the prohibited activities set forth in Section 201 of the Sarbanes-Oxley Act of 2002. The fees paid to the independent registered public accounting firm for services performed for fiscal year 2006 are disclosed in this report under the caption "Proposal Three—Ratification of Selection of Independent Registered Public Accounting Firm—Independent Registered Public Accounting Firm Fee Information."

Oversight of Assessment of Internal Control Over Financial Reporting

During 2006, management documented, tested and evaluated the company's internal control over financial reporting pursuant to the requirements of the Sarbanes-Oxley Act of 2002. The Audit Committee was kept apprised of the company's progress by management and the independent registered public accounting firm at each regularly scheduled committee meeting as well as at specially scheduled meetings. At the conclusion of the assessments, management and Ernst & Young LLP each provided the Audit Committee with its respective report on the effectiveness of the company's internal control over financial reporting. The committee reviewed management's assessment and the independent registered public accounting firm's opinion on the effectiveness of internal control over financial reporting that were included in the company's annual report on Form 10-K for the fiscal year ended December 31, 2006.

Audit Committee:

E. Stanton McKee, Jr. (Chairman)
Stanley E. Maron
Caden Wang

COMPENSATION COMMITTEE

The Compensation Committee reviews and approves the overall compensation strategy and policies for LeapFrog. The Compensation Committee reviews and approves corporate performance goals and objectives relevant to the compensation of LeapFrog's executive officers and other senior management; reviews and approves the compensation and other terms of employment of LeapFrog's Chief Executive Officer; recommends to the board for approval the compensation and other terms of employment of the other executive officers; administers LeapFrog's stock option and purchase plans, stock bonus plans and other similar programs; and reviews and recommends that the Compensation Discussion and Analysis section be included in this proxy statement. The Compensation Committee may form and delegate authority to subcommittees, as appropriate. Under this delegation authority, the Compensation Committee has formed a Non-Executive Officer Stock Award Committee, currently made up of LeapFrog's Chief Executive Officer, that may grant stock awards to employees who are not executive officers (as such term is defined in Section 16 of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and Rule 16a-1 thereunder) of LeapFrog, provided that this committee is only authorized to grant stock awards that meet the annual stock award grant guidelines approved by the Compensation Committee, which sets forth the number of shares that may be granted to persons based on level and the total number of shares that may be granted in any given year.

Our policy is that we will not time or select the grant dates for any stock options or stock-based awards in coordination with the release by us of material non-public information, nor will we have any program, plan or practice to do so. In addition, in February 2007, the Compensation Committee recommended and the Board adopted specific written policies regarding the selection of grant dates for stock options and stock-based awards made to the Company's executive officers and employees. See "Compensation Discussion and Analysis—Stock Award Grant Date Policy" for information relating to this policy.

The Compensation Committee reviews and considers evaluations and recommendations from the Chief Executive Officer submitted to the Compensation Committee with respect to the compensation of other executive officers. The Chief Executive Officer is not present during any deliberations or decisions concerning his compensation. During the past fiscal year, the Compensation Committee engaged Towers Perrin as compensation consultants. The Compensation Committee requested that Towers Perrin evaluate LeapFrog's compensation practices and assist in developing and implementing the executive compensation program and philosophy. Towers Perrin developed a competitive peer group and performed analyses of competitive performance and compensation levels. Towers Perrin also met individually with members of the Compensation Committee and senior management to learn more about LeapFrog's business operations and strategy, key performance metrics and target goals and the labor markets in which we compete. Towers Perrin ultimately developed recommendations that were reviewed and approved by the Compensation Committee. The specific tasks and responsibilities in implementing the directive of the Compensation Committee are described in greater detail in the Compensation Discussion and Analysis section of this proxy statement.

The Compensation Committee is currently comprised of three directors, Dr. Nagel (Chair) and Messrs. Fink and Smith. The board has determined that all members of LeapFrog's Compensation Committee are independent (as independence is defined in Section 303A.02 of the NYSE listing standards). The Compensation Committee met four times during our 2006 fiscal year. The Compensation Committee has adopted a written Compensation Committee Charter that is posted on our website at www.leapfroginvestor.com.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

As noted above, in 2006, Dr. Nagel and Messrs. Fink, Smith and Wang served on our Compensation Committee. Mr. Wang resigned from the Compensation Committee in November 2006. During the fiscal year ended December 31, 2006, none of these directors was an officer or employee of LeapFrog or any of our subsidiaries, nor are any of these directors former officers of LeapFrog or any of our subsidiaries.

None of our other executive officers or directors serve as a member of the board of directors or Compensation Committee of any entity that has one or more executive officers serving on our board of directors or Compensation Committee.

COMPENSATION COMMITTEE REPORT[1]

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis ("CD&A") contained in this proxy statement. Based on this review and discussion, the Compensation Committee has recommended to the board of directors that the CD&A be included in this proxy statement and incorporated into our annual report on Form 10-K for the fiscal year ended December 31, 2006.

Compensation Committee:

David C. Nagel (Chairman)
Steven B. Fink
Ralph R. Smith

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

The Nominating and Corporate Governance Committee, or Governance Committee, of the board of directors is responsible for identifying, reviewing and evaluating candidates to serve as directors on our board (consistent with criteria approved by the board), reviewing and evaluating incumbent directors, recommending to the board for selection candidates for election to the board of directors, making recommendations to the board regarding the membership of the committees of the board, assessing the performance of management and the board, reviewing the compensation paid to non-employee directors for their service on our board and its committees, and developing a set of corporate governance principles for LeapFrog. Our Governance Committee is currently comprised of three directors, Messrs. Fink (Chair), Smith and Wang. All members of the Governance Committee are independent (as independence is defined in Section 303A.02 of the NYSE listing standards). The Governance Committee met five times during our 2006 fiscal year. Our Governance Committee charter is posted on our website at www.leapfroginvestor.com..

The Governance Committee believes that candidates for director should have certain minimum qualifications, including being able to read and understand basic financial statements, being over 21 years of age and having the highest personal integrity and ethics. The Governance Committee also intends to consider such factors as possessing relevant expertise upon which to be able to offer advice and guidance to management, having sufficient time to devote to the affairs of LeapFrog, demonstrated excellence in his or her field, having the ability to exercise sound business judgment and having the commitment to rigorously represent the long-term interests of our stockholders. However, the Governance Committee retains the right to modify these

Proxy

1 The material in this report is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference into any filing of LeapFrog under the Securities Act of 1933 (the "1933 Act") or the 1934 Act, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing.

qualifications from time to time. Candidates for director nominees are reviewed in the context of the current composition of the board, the operating requirements of LeapFrog and the long-term interests of stockholders. In conducting this assessment, the Governance Committee considers diversity, age, skills, and such other factors as it deems appropriate given the current needs of the board and LeapFrog, to maintain a balance of knowledge, experience and capability. In the case of incumbent directors, the Nominating and Corporate Governance Committee reviews such directors' overall service to LeapFrog during their term, including the number of meetings attended, level of participation, quality of performance, and any other relationships and transactions that might impair such directors' independence. In the case of new director candidates, the Governance Committee also determines whether the nominee must be independent for NYSE purposes, which determination is based upon applicable NYSE listing standards, applicable SEC rules and regulations and the advice of counsel, if necessary. The Governance Committee uses its network of contacts to compile a list of potential candidates, but may also engage, if it deems appropriate, a professional search firm. The Governance Committee conducts any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of the board. The Governance Committee meets to discuss and consider such candidates' qualifications and then selects a nominee for recommendation to the board by majority vote. To date, LeapFrog has not received a timely director nominee from a stockholder or stockholders holding more than 5% of our voting stock.

The Governance Committee will consider director candidates recommended by stockholders. The Governance Committee does not intend to alter the manner in which it evaluates candidates, including the minimum criteria set forth above, based on whether the candidate was recommended by a stockholder or not. Stockholders who wish to recommend individuals for consideration by the Governance Committee to become nominees for election to the board may do so by delivering a written recommendation to the Governance Committee at the following address: Chairman of the Nominating and Corporate Governance Committee c/o Corporate Secretary of LeapFrog at 6401 Hollis Street, Emeryville, California 94608, at least 120 days prior to the anniversary date of the mailing of our proxy statement for the last annual meeting of stockholders, which for our 2008 annual meeting of stockholders is a deadline of November 13, 2007. Submissions must include the full name of the proposed nominee, a description of the proposed nominee's business experience for at least the previous five years, complete biographical information, a description of the proposed nominee's qualifications as a director and a representation that the nominating stockholder is a beneficial or record owner of our common stock. Any such submission must be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as a director if elected.

STRATEGY COMMITTEE

In March 2006, the board of directors approved the formation of a Strategy Committee to assist LeapFrog's executive officers in developing the overall business strategy for the company, and appointed Steven B. Fink, the chairman of the Strategy Committee. In April 2006, the board of directors appointed Dr. Nagel and Messrs. Katz and Wang to the Strategy Committee. Mr. Katz resigned from the Strategy Committee in July 2006 when he became our Chief Executive Officer and President.

CORPORATE GOVERNANCE GUIDELINES

In April 2004, our board of directors documented the governance practices followed by LeapFrog by adopting Corporate Governance Guidelines to assure that the board will have the necessary authority and practices in place to review and evaluate our business operations as needed and to make decisions that are independent of our management. The guidelines are also intended to align the interests of directors and management with those of our stockholders. The Corporate Governance Guidelines set forth the practices the board will follow with respect to board composition and selection, board meetings and involvement of senior management, Chief Executive Officer performance evaluation and succession planning, and board committees and compensation. The Corporate Governance Guidelines were adopted by the board to, among other things, reflect changes to the NYSE listing standards and SEC rules adopted to implement provisions of the Sarbanes-Oxley Act of 2002. In April 2004, the board of directors formed a Nominating and Corporate Governance Committee to assist the board in implementing and enforcing the Corporate Governance Guidelines.

CORPORATE GOVERNANCE MATERIALS

Our Corporate Governance Guidelines, as well as the charters for each committee of the board, are posted on the investor relations section of our website at www.leapfroginvestor.com. In addition, stockholders may obtain a print copy of our Corporate Governance Guidelines as well as the charters of our Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee by writing to our Corporate Secretary at 6401 Hollis Street, Emeryville, California 94608.

CODE OF ETHICS

We have adopted the LeapFrog Code of Business Conduct and Ethics that applies to all officers, directors and employees. Our Code of Business Conduct and Ethics and our Corporate Governance Guidelines are available on the investor relations section of our website at www.leapfroginvestor.com. Stockholders may also obtain a print copy of our Code of Business Conduct and Ethics and our Corporate Governance Guidelines by writing to our Corporate Secretary at 6401 Hollis Street, Emeryville, California 94608. If we make any substantive amendments to our Code of Business Conduct and Ethics or grant any waiver from a provision of the Code to any executive officer or director, we will promptly disclose the nature of the amendment or waiver on the investor relations section of our website at www.leapfroginvestor.com.

STOCKHOLDER COMMUNICATIONS WITH DIRECTORS

LeapFrog's board has adopted a formal process by which stockholders may communicate with the board or any of its directors. Stockholders who wish to communicate with the board may do so by sending written communications addressed to the Corporate Secretary of LeapFrog at 6401 Hollis Street, Emeryville, California 94608. All communications will be compiled by our Corporate Secretary and submitted to the board or the individual directors on a periodic basis. These communications will be reviewed by our Corporate Secretary, who will determine whether they should be presented to the board. The purpose of this screening is to allow the board to avoid having to consider irrelevant or inappropriate communications (such as advertisements and solicitations). The screening procedures have been approved by a majority of the independent directors of the board. All communications directed to the Audit Committee in accordance with the procedures set forth in this paragraph that relate to questionable accounting or auditing matters involving LeapFrog will be promptly and directly forwarded to the Audit Committee. A summary of these communication procedures is posted on our website at www.leapfroginvestor.com.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Overview

Overall, we seek to provide total compensation packages that are competitive in terms of total potential value to our executives, and that are tailored to the unique characteristics of our company, in order to create an executive compensation program that will adequately reward our executives for their roles in creating value for our stockholders. We intend to be competitive with other similarly situated companies in our industry so that we can attract and retain individuals with the skills necessary for us to achieve our business plan.

In late 2006, we completed a full strategic review of our business and developed a plan that is designed to improve our financial performance and create sustained growth and profitability over the long term. As part of this review, we modified the operational structure of our business and changed a significant portion of our executive and senior leadership team, including hiring Jeffrey G. Katz as our Chief Executive Officer and President. In developing our new strategic plan, the Compensation Committee, with input from senior management and the full board, reviewed the total compensation of the executives that we retained with a view toward providing the appropriate levels and mix of compensation to engage and motivate them over both the short and long term as we transition to our new strategic direction.

Role of the Compensation Committee. The Compensation Committee sets the salaries of LeapFrog's executive officers (as that term is defined in Section 16 of the Exchange Act and Rule 16a-1 thereunder, and who will be referred to in this report as "Section 16 officers") and other key employees, establishes the annual executive and employee bonus plans and ongoing equity grant program, approves specific company-wide and individual Section 16 officer performance objectives and Section 16 officer bonus payments, and makes equity award grants to Section 16 officers. The Compensation Committee ensures competitive alignment of executive compensation packages to enable LeapFrog to attract and retain high quality executive officers and other key employees, reward them for LeapFrog's success and motivate them to enhance long-term stockholder value.

Our compensation philosophy is based upon the following key principles:

- LeapFrog provides a balanced mix of cash and equity-based compensation that we believe is suitable to motivate executives to achieve company goals while aligning their short- and long-term interests with those of our stockholders.
- LeapFrog pays base salaries that are competitive with levels in effect at companies with which LeapFrog competes for talent.
- LeapFrog provides annual bonus opportunities intended to motivate executives and employees to achieve or exceed established operating goals and to generate rewards that maintain total compensation at competitive levels.
- LeapFrog provides equity-based incentives for executives and other key employees to ensure they are motivated over the long term to respond to our business opportunities and challenges as owners and not just as employees.
- LeapFrog generally targets the key elements of executive compensation (base salary, annual bonus opportunity and equity incentives) to deliver compensation to each Section 16 officer individually and as a group at approximately the 50th percentile of similarly situated companies in our industry.

Benchmarking of Cash and Equity Compensation. The Compensation Committee, under the direction of management, has engaged and uses the services of a compensation consultant, Towers Perrin, to conduct its annual review of the effectiveness and competitiveness of LeapFrog's total executive compensation. In examining total executive compensation, the Compensation Committee performs a comparison using competitive compensation data provided by Towers Perrin, which included comparative information from 15 companies we have identified as our "Compensation Peer Group." The Compensation Peer Group included toy, education, consumer packaged goods and fast-growth/high-technology companies that LeapFrog competes with for executive talent, and which were Activision, Clorox, Educate, Electronic Arts, Hasbro, JAKKS Pacific, Mattel, McGraw-Hill Companies, Midway Games, Palm, Inc., Pixar, RC2 Corporation, Renaissance Learning, Scholastic and Take-Two Interacive Software. In early 2006, the Compensation Committee commissioned and subsequently reviewed a study by Towers Perrin that reviewed the cash and equity compensation practices of our Compensation Peer Group (the "2006 Compensation Study").

In addition to benchmarking studies, the Compensation Committee employs its experience and judgment in determining the total compensation and the various components of the packages paid to the Section 16 officers. In addition, the Compensation Committee has historically taken into account input from other sources, including other independent members of the board of directors and publicly available data relating to the compensation practices and policies of other companies within and outside of our industry. While the Compensation Committee does not believe that benchmarking is appropriate as a stand-alone tool for setting compensation due to the aspects of our business and objectives that may be unique to us, the Committee finds that evaluating this information is an important part of its decision-making process.

In 2006, in advance of hiring Mr. Katz as our Chief Executive Officer and President, our board established a special subcommittee to oversee the hiring of a new chief executive officer. The subcommittee engaged Spencer Stuart, a leading global executive search consulting firm, to assist its efforts. The subcommittee consisted of Mr. Fink, our board Chairman and Chair of the Nominating and Corporate Governance Committee, and Mr. McKee, Chair of the Audit Committee. In determining the appropriate compensation package for Mr. Katz, the subcommittee reviewed materials provided by Spencer Stuart that compared current CEO compensation packages for 37 publicly traded software companies with revenues between $200 million and $500 million, which companies are Akamai Technologies, Inc., Ariba, Inc., Borland Software Corp, Dendrite International, Inc., Eclipsys Corp, Electronics for Imaging, Inc., Epicor Software Corp, Filenet Corp, HNC Software, Inc., i2 Technologies, Inc., Informatica Corp, Internet Security Systems, Inc., Macromedia, Inc., Macrovision Corp, Manhattan Associates, Inc., Microstrategy Inc., MSC Software Corp, Navteq Corp., NetIQ Corp., Nuance Communications, Inc., Openwave Systems, Inc., Per Se Technologies, Inc., Progress Software Corp, QAD, Inc., Red Hat, Inc., Remedy Corp., RSA Security, Inc., S1 Corp., SafeNet, Inc., Serena Software, Inc., SPSS, Inc., Systems & Computer Technology Corp., TIBCO Software, Inc., Trizetto Group, Inc., Verint Systems, Inc., WebMethods, Inc. and Wind River Systems, Inc., as well as CEO compensation packages for 12 publicly traded technology companies that had hired new CEOs since 2004, which companies are Akamai Technologies, Inc., Business Objects, S.A., Computer Associates, Inc., Cadence Design Systems, Inc., Eclipsys Corp, i2 Technologies, Inc., Lawson Software, Macrovision Corp, Siebel Systems, Inc., Vignette Corp., Websense, Inc. and Wind River Systems, Inc. The subcommittee recommended a compensation package for Mr. Katz, which package was subsequently approved by the board of directors. The cash portion of the compensation package placed Mr. Katz's total compensation slightly below the 50th percentile of the newly hired CEO group and above the 75th percentile of the current CEO comparison group. A significant component of his package was a set of option grants, of which over half featured exercise prices well above the fair market value of our common stock on the grant date, consistent with our philosophy of aligning our executives' interests with those of our stockholders while motivating our Section 16 officers to meet or exceed operating goals.

The Compensation Committee intends to retain the services of third-party executive compensation specialists from time to time, as the Committee deems necessary or helpful, in connection with the establishment of cash and equity compensation and related policies.

Elements of Executive Compensation

The Compensation Committee has determined that a mix of cash and equity, along with severance, health and other benefits, be used in the total compensation packages that we provide to our Section 16 officers. The specific elements are described below.

Base Salary. The Compensation Committee reviews and determines the base salaries of the Section 16 officers, including our Chief Executive Officer, on an annual basis. In determining base salaries, the Compensation Committee considers individual and company performance, potential of the Section 16 officer to contribute to the long-term success of the company, scope of responsibilities and experience, and competitive salary practices. The 2006 Compensation Study indicated that the salaries we paid our Section 16 officers were generally at or below the median competitive salary level, and that modest salary increases were warranted for certain executives. Accordingly, effective April 2006, we increased the base salary of Mr. Chiasson and Mr. Dodd by 5.2% and 3.9%, respectively.

Performance-Based Annual Bonus Awards. Annual performance bonuses are intended to motivate executives to achieve LeapFrog's short-term goals, and are directly tied to meeting one or more pre-established company financial goals. Cash bonus award payments are made from a pool that is funded based upon the degree of success in meeting these goals. If and when the pool is funded, the individual performance of each executive and of his or her area of responsibility or business unit is considered in determining the specific bonus payment.

In March 2006, the Compensation Committee approved a bonus award program for employees, including our Section 16 officers, that was based upon achievement of the following components: (1) total company performance goals, which included operating income before bonuses, net sales and gross profit; (2) division or business unit performance goals using the same three financial measures, as applicable; and (3) individual performance objectives. For executives that were direct reports to our Chief Executive Officer, other than our former President, LeapFrog SchoolHouse, 80% of each executive's target bonus potential was based on the total company performance goals and 20% was based on individual performance goals.

In August 2006, and in accordance with our new strategic plan and the changes in our near-term financial performance expectations, the Compensation Committee adjusted the bonus award program to double the weight accorded the achievement of individual performance objectives. For executives reporting to our Chief Executive Officer (other than our former President, LeapFrog SchoolHouse), which includes certain of our named executive officers, the individual performance component of the bonus plan increased to 40% of the total target bonus potential, provided that for such executives, if a bonus is awarded, up to 20% of the total potential bonus amount may be paid in the form of a non-statutory stock option grant with four-year vesting, as a means of retention and providing longer-term incentives during the early stages of our new strategic plan. In 2007, the Compensation Committee has approved a bonus structure where 80% of each executive's target bonus potential is based on total company performance goals, consisting of net sales, a momentum index, which index consists of projected 2008 revenues from new products, and operating margins, and 20% is based on individual performance goals developed by our Chief Executive Officer and which are tied to business metrics, which metrics vary according to such executive's functional area and scope of responsibility.

In 2006, Messrs. Katz and Kalinske had target bonus opportunities equal to 100% of their respective base salaries, and Mr. Chiasson and Mr. Dodd each had a target bonus opportunity of 50%. The Compensation Committee established these bonus levels based on its review of bonuses granted to the Compensation Peer Group, as well as its own judgment and experience. In July 2006, the board awarded a signing bonus of $300,000 to Mr. Katz as part of his employment agreement with us. In December 2006, we amended our employment agreement with Mr. Kalinske, and we did not grant any of the non-guaranteed portion of his annual bonus opportunity for 2006.

In March 2006, the Compensation Committee approved a special bonus plan in lieu of other standard bonus plans for Mr. Bender in order to underscore and reward the impact of Mr. Bender's individual performance on the achievement of total company performance goals. Under the special bonus plan, Mr. Bender was eligible to receive up to $200,000 based upon the achievement of certain company initiatives. He was paid $70,000 in 2006 under this program and the remaining $130,000 in January 2007.

In February 2007, the Compensation Committee approved bonuses under our 2006 bonus plan to Mr. Chiasson and Mr. Dodd in the amounts of $61,000 and $57,000, respectively.

Equity Incentive Awards. We grant a combination of equity awards to our executives and other key employees, including time-vested restricted stock and restricted stock unit awards, or RSUs, and time-vested stock options. The Compensation Committee believes that time-vested stock options, restricted stock and RSUs should be part of a balanced equity package to align our key employees' interests with those of our stockholders. The Compensation Committee develops its equity award determinations based on its judgment as to whether the complete compensation packages provided to our executives, including prior equity awards, are sufficient to retain, motivate and adequately reward our executives.

When our 2002 Equity Incentive Plan was amended and approved by our stockholders in 2004 to allow for the granting of full-value stock awards, such as restricted stock awards, the Compensation Committee initially granted time-vested restricted stock awards to certain of our Section 16 officers, but the Compensation Committee subsequently moved to granting time-vested RSUs to our Section 16 officers and other employees because RSUs are easier to administer. In 2006, the Compensation Committee's practice was to award RSUs to employees below the level of vice president, in order to allow these employees to gain some value through equity regardless of stock performance. In addition, the Compensation Committee determined RSUs to be an important retention tool. Further, the Compensation Committee determined that, in general, Section 16 officers and other executives would be granted equity in the form of stock options rather than RSUs because the performance of these executives is deemed to have a more direct influence on stock price.

Stock Options. The Compensation Committee believes that stock options provide management with a strong link to long-term corporate performance and the creation of stockholder value. The size of an option grant is determined by the Compensation Committee and is based on median competitive practices at companies with which we compete for talent, the executive's anticipated future contribution and ability to impact our results, past performance, prior equity grants and alignment among the executive's peers. Option grants made to executives from the 2002 Equity Incentive Plan typically have a four-year vesting period and are generally made at 100% of the fair market value at close of the market on the business day immediately preceding the date of grant. Executives receive value from these grants only if our Class A common stock appreciates over the long term. Employees, including executives, are generally eligible for "new hire" grants upon initial hire, and then annually thereafter based on factors including individual performance and total equity position, as related to other employees and our Compensation Peer Group.

At the discretion of the Compensation Committee, Section 16 officers may also be granted stock options to provide greater incentives to continue their employment with LeapFrog and to strive to increase the value of LeapFrog's Class A common stock. In March 2006, based on the foregoing factors and as part of its annual review of compensation of our Section 16 officers, the Compensation Committee and board awarded Mr. Chiasson and Mr. Dodd options for 20,000 and 15,000 shares, respectively, and in April 2006, the Committee awarded Mr. Kalinske an option for 80,000 shares. The foregoing options vest monthly over a four-year period and were granted with exercise prices equal to fair market value.

In July 2006, the board awarded Mr. Katz, upon his appointment as our new Chief Executive Officer and President, options for an aggregate of 2.65 million shares, of which an option for 1.2 million shares had a strike price of $10.30, which was 100% of the closing price of our common stock on the date immediately preceding the grant date, an option for 950,000 shares had a strike price of $13.33, which was 129% of the closing price of our common stock on the date immediately preceding the grant date, and an option for 500,000 shares had a strike price of $16.67, which was 162% of the closing price of our common stock on the date immediately preceding the grant date. These options vest 25% on the first anniversary of the grant date, with the remaining in thirty-six equal monthly installments for the three years thereafter.

In October 2006, the board of directors approved supplemental grants of stock options to certain executives and other employees to re-engage, retain and motivate these employees to execute our new strategic plan. As part of these supplement grants, Mr. Chiasson and Mr. Dodd received stock options for 180,000 and 150,000 shares, respectively. One-half of the options under the foregoing grants had a strike price of $9.33, which was 100% of the closing price of our common stock on the date immediately preceding the grant date, one-quarter of such options had a strike price of $12.41, which was 133% of the closing price of our common stock on the date immediately preceding the grant date, and the remaining one-quarter of the options has a strike price of $15.49, which was 166% of the closing price of our common stock on the date immediately preceding the grant date. These options also vest 25% on the first anniversary of the grant date, with the remaining in thirty-six equal monthly installments for the three years thereafter. The graduated structure of the strike prices for the option grants to Mr. Katz and these October 2006 option grants is intended to directly align senior executives' interests with the long-term interests of our stockholders and to ensure that such equity incentives are performance based and dependent upon a long-term increase in stockholder value. Although we granted a large number of options to our executive officers in 2006, more than half of those granted in the latter half of 2006 were granted with exercise prices above the value of our common stock at the time of grant and the board believed such grants were necessary in order to incentivize our executive officers, many of whom held, and still hold, underwater options.

Performance Shares. In 2004, the Compensation Committee hired an independent compensation consultant to perform our first comprehensive review of executive compensation and, as a result, implemented a performance share program to supplement the granting of stock options. The performance share program was designed to provide selected executives at the level of vice president and above a performance-based, long-term full-value share program related to three-year performance cycles. Performance shares, if vested, are received by participants at the end of each three-year cycle and are tied to our performance against pre-established financial measures. Performance shares were granted in relation to the three-year cycles covering 2004-2006, 2005-2007 and 2006-2008, with the total amount of shares earned by the participant based upon the achievement of the financial measures set for each fiscal year within the three-year performance period (and for the 2004-2006 and 2005-2007, a three-year total stockholder return component as well). Since 2004, however, we have not achieved any of the pre-established financial measures and through 2006, no performance shares have vested or been paid out to participants.

In March 2006, the Compensation Committee approved the grant to Mr. Kalinske, Mr. Chiasson and Mr. Dodd of 40,000, 10,000 and 10,000 performance shares, respectively, measured at target levels of achieving the 2006-2008 program measures. In 2006, we did not meet the threshold goals for 2006 on the three annual measures of net income, net sales and operating cash flow (adjusted for current accounts receivable), and thus the portion of performance shares attributable to calendar year 2006 was not earned under the 2006-2008 plan cycle (or under either the 2004 – 2006 plan cycle or the 2005 – 2007 plan cycle, for those employees that had been granted performance shares under those prior plans).

In February 2007, the Compensation Committee discontinued the performance share program and terminated the pending 2005-2007 plan cycle and the 2006 – 2008 plan cycle. The performance share program was discontinued following the Compensation Committee's full review in 2006 and 2007 of total compensation components, which review was conducted in order to determine the optimal mix of compensation components that would align executive performance with our long-term strategic goals. The Compensation Committee concluded that awarding option grants to key executives with a substantial portion of the strike prices set "out-of-the-money," would adequately motivate executive performance without the need for additional performance shares and the related complexity.

Restricted Stock and Restricted Stock Units (RSUs). Restricted stock and restricted stock units, or RSUs, represent full-value shares and allow us to grant fewer shares as compared to options, in order to deliver a competitive compensation value to our key employees and strengthen the retention power of the equity grant program while at the same time decreasing the amount of potential dilution for all stockholders. Restricted stock and RSU's are first and foremost a retention vehicle, as the stock continues to have value even when the stock price declines. In addition, restricted stock serves as a valuable attraction vehicle by offering immediate equity value in our common stock, allowing us to recruit talented executives who might forfeit valuable equity stakes at their current employer in order to join us. RSUs differ slightly from grants of restricted stock awards in that shares of our common stock are not issued when an RSU is granted. Instead, once an RSU vests, one share of our common stock is issued for each share of RSU vested. RSUs vest 25% on each of the four subsequent anniversaries of the grant date.

As previously discussed, the Compensation Committee had been in the practice of granting restricted stock and RSUs to some of our Section 16 officers for recruiting and retention purposes on a case-by-case basis. In 2006, the Compensation Committee generally awarded RSUs only to employees below the level of vice president and to award stock options to those at or above the level of vice president. The last grant of an RSU to a Section 16 officer was made in March 2006, when the Compensation Committee awarded 20,000 RSUs to Mr. Chiasson for retention purposes and because he was the only Section 16 officer who did not hold any restricted stock or RSUs.

Stock Option Grant Date Policy

Our policy is that we will not time or select the grant dates of any stock options or stock-based awards in coordination with the release by us of material non-public information, nor will we have any program, plan or practice to do so. In February 2007, the Compensation Committee recommended to the board, and the board subsequently adopted, the following specific policies regarding the grant dates of stock options and stock-based awards, which we refer to as awards, made to our executive officers and employees:

- Grants to Section 16 Officers: The grant date of all awards to Section 16 officers shall be the 15th day of the month subsequent to the month in which such award is approved by the Board (or the next succeeding business day that the NYSE is open). If the approval is made after the completion of the most recent fiscal quarter but prior to the announcement of the results of such quarter, then the grant date will be delayed until the next trading day after completion of the first full trading day following announcement of such quarterly results. The exercise price of all awards will equal the closing price of our common stock on the date immediately preceding the grant date.
- Grants to Non-Section 16 Officers: New hire stock awards approved by the Non-Executive Officer Stock Award Committee, or NEOSAC, which is a committee formed by the board, to persons below the level of Section 16 Officer that have actually commenced employment during a given month will become effective as of the 15th day of the subsequent month, regardless of whether our trading window is open or closed. Non-initial stock awards approved by the NEOSAC to persons below the level of Section 16 Officer will be granted effective upon the 15th day of the month following the month of approval by the NEOSAC.

Severance Benefits. Upon termination of employment, most of our Section 16 officers are entitled to receive severance payments under their employment offer letters. In determining whether to approve and setting the terms of such severance arrangements, the Compensation Committee recognizes that executives, especially highly ranking executives, often face challenges securing new employment following termination. In addition, in general, severance benefits are a component of compensation packages that are competitive with those of our Compensation Peer Group. The Compensation Committee reviews and determines the severance benefits we provide to our Section 16 officers. Information regarding the severance benefits to which our named executive officers are eligible is provided under the heading "Potential Payments Upon Termination or Change-in-Control" beginning on page 50.

Other Benefits and Perquisites. The Compensation Committee reviews and determines the other benefits we provide to certain Section 16 officers. We provided reimbursement of life insurance premiums on behalf of Mr. Kalinske as part of a negotiated employment agreement. In addition, housing costs in the San Francisco Bay Area cause us to offer relocation reimbursements and mortgage interest differential payments for newly hired executives who need to relocate to the area in connection with commencement of employment with us. For the named executive officers, the value of these benefits is described in the Summary Compensation Table and the related footnotes beginning on page 43.

Compliance with Internal Revenue Code Section 162(m)

Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to publicly held companies for compensation exceeding $1.0 million paid to certain of a company's executive officers. The limitation applies only to compensation that is not considered to be performance based. We received stockholder approval in June 2004 to amend the 2002 Equity Incentive Plan to include certain provisions that will allow us to qualify performance share grants as "performance-based" compensation under Section 162. In addition, grants of stock options will qualify, provided that the grants have exercise prices of no less than 100% of fair market value on the date of grant and do not exceed a calendar year limit for the executive officer that is set forth in the 2002 Equity Incentive Plan. We generally intend to grant stock options and performance shares to our executives in a manner that satisfies the requirements for qualified performance-based compensation to avoid any disallowance of deductions under Section 162(m).

While total cash compensation for our executives did not exceed $1.0 million for any individual executive, the Compensation Committee believes it is appropriate for us to retain the flexibility to pay actual total cash compensation above $1.0 million if warranted based upon exceptional company and individual performance, and thus from time to time we may pay compensation to executives that is not deductible, including grants of time-based restricted stock.

SUMMARY COMPENSATION INFORMATION

The following table shows for 2006, compensation awarded, paid to or earned by, our Chief Executive Officer, our Chief Financial Officer and our other three most highly compensated executive officers at December 31, 2006 and two additional executive officers who would have been included had they been employed at December 31, 2006, collectively referred to as the "named executive officers." Mr. Perez resigned as our President in February 2006, and Ms. Olson resigned as our Chief Marketing Officer in September 2006.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(2)	All Other Compensation ($)	Total Compensation ($)
Jeffrey G. Katz(3) Chief Executive Officer, President and Director	2006	300,000	300,000(4)	—	1,234,786	98,055(5)	1,932,841
William B. Chiasson Chief Financial Officer	2006	301,250	61,000(6)	40,485	349,342	9,800(7)	761,877
Michael J. Dodd Senior Vice President, Supply Chain and Operations	2006	270,769	57,000(8)	61,279	73,772	95,816(9)	558,636
Thomas J. Kalinske(10) Vice Chairman of the Board; Former Chief Executive Officer and Vice Chairman	2006	550,777	67,500(11)	—	216,713	14,850(12)	849,840
Timothy M. Bender(13) Former President, Worldwide Consumer Group	2006	328,263	200,000(14)	50,573	44,264	9,800(15)	632,900
Jerome Perez(16) Former President and Director	2006	74,037	—	176,533	12,138	469,945(17)	732,653
Kathryn E. Olson(18) Former Chief Marketing Officer	2006	230,151	—	132,853	103,973	307,945(19)	774,922

(1) The value shown for the stock awards is based on the dollar amount of the compensation cost of the awards recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006, in accordance with FAS 123R. The assumptions made in the valuation of the stock awards are discussed in footnote 17, "Stock-Based Compensation," to our consolidated financial statements contained in our annual report on Form 10-K for the fiscal year ended December 31, 2006.

(2) The value shown for the option awards is based on the dollar amount of the compensation cost of the awards recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006, in accordance with FAS 123R. The assumptions made in the valuation of the option awards are discussed in footnote 17, "Stock-Based Compensation," to our consolidated financial statements contained in our annual report on Form 10-K for the fiscal year ended December 31, 2006.

(3) Mr. Katz became our Chief Executive Officer and President in July 2006.

(4) Under the terms of his employment agreement, Mr. Katz received a sign-on bonus of $300,000.

(5) Mr. Katz received relocation assistance in the amount of $51,572, $2,000 in matching grants made to his 401(k) savings plan and an annual automobile allowance of $3,900. Mr. Katz also received $40,583 in board fees for the period January 2006 through June 2006, when he served as a non-employee member of our board of directors, as well as a member of our audit, nominating and corporate governance, and strategy committees.

(6) Bonus awarded to Mr. Chiasson in February 2007 for performance in 2006.

(7) Mr. Chiasson received $2,000 in matching grants made to his 401(k) savings plan and an annual automobile allowance of $7,800.

(8) Bonus awarded to Mr. Dodd in February 2007 for performance in 2006.

(9) Mr. Dodd received relocation assistance in the amount of $88,616 and an annual automobile allowance of $7,200.

(10) Mr. Kalinske resigned as our Chief Executive Officer in July 2006 but remained our Vice Chairman and an employee through December 2006, when he resigned as an employee.

(11) Under the terms of his employment agreement, Mr. Kalinske was entitled to receive an annual guaranteed bonus of $67,500.

(12) Mr. Kalinske received $2,000 in matching grants made to his 401(k) savings plan and $7,200 in an automobile allowance. Under the terms of his employment agreement, we also pay life insurance premiums on behalf of Mr. Kalinske, which cost $5,650 in 2006.

(13) Mr. Bender resigned as President, Worldwide Consumer Group in December 2006.

(14) Represents $70,000 paid in November 2006 under the March 2006 bonus plan and $130,000 paid in January 2007 under the March 2006 bonus plan.

(15) Mr. Bender received $2,000 in matching grants made to his 401(k) savings plan and an annual automobile allowance of $7,800.

(16) Mr. Perez resigned as President and as a member of our board of directors in February 2006.

(17) Mr. Perez received $437,500 in consulting fees from February 2006 through December 2006, $5,000 for reimbursement of his life insurance premiums, $5,000 for reimbursement of attorneys fees incurred during negotiation of his separation and consulting agreement, $975 in an automobile allowance and $9,809 in relocation costs.

(18) Ms. Olson resigned as our Chief Marketing Officer in September 2006.

(19) Includes $296,000, which comprises severance payments of $24,666.67 per month for 12 months following Ms. Olson's resignation as Chief Marketing Officer in September 2006. Ms. Olson also received $2,000 in matching grants made to her 401(k) savings plan, $9,809 in an automobile allowance, $1,187 in relocation costs and $75 for airline club dues.

Grants of Plan-Based Awards

The following table shows for the fiscal year ended December 31, 2006, certain information regarding grants of plan-based awards to the named executive officers:

Grants of Plan-Based Awards in Fiscal 2006

Name	Grant Date	Approval Date of Grant	Estimated Future Payouts Under Equity Incentive Plan Awards(1) Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)(2)	Exercise or Base Price of Option Awards ($/Sh) (3)	Closing Market Price on Grant Date ($)(3)	Grant Date Fair Value of Stock and Option Awards ($)
Jeffrey G. Katz, Chief Executive Officer and President(4)	07/06/06	07/03/06	—	—	—	—	1,200,000	10.30	10.29	5,918,400
	07/06/06	07/03/06	—	—	—	—	800,000	13.33	10.29	3,282,240
	07/06/06	07/03/06	—	—	—	—	150,000	13.33	10.29	615,420
	07/06/06	07/03/06	—	—	—	—	500,000	16.67	10.29	1,700,200
William B. Chiasson, Chief Financial Officer	03/27/06	03/27/06	—	—	—	20,000(5)	—	—	10.53	212,000
	03/27/06	03/27/06	—	—	—	—	20,000	10.60	10.53	100,212
	10/30/06	10/30/06	—	—	—	—	90,000	9.33	9.55	396,522
	10/30/06	10/30/06	—	—	—	—	45,000	12.41	9.55	160,920
	10/30/06	10/30/06	—	—	—	—	45,000	15.49	9.55	132,809
	03/27/06	03/27/06	2,500	10,000	20,000		—	—	—	—
Michael J. Dodd, Senior Vice President, Supply Chain and Operations	03/27/06	03/27/06	—	—	—	—	15,000	10.60	10.53	75,159
	10/30/06	10/30/06	—	—	—	—	75,000	9.33	9.55	330,435
	10/30/06	10/30/06	—	—	—	—	37,500	12.41	9.55	134,100
	10/30/06	10/30/06	—	—	—	—	37,500	15.49	9.55	110,674
	03/27/06	03/27/06	2,500	10,000	20,000	—	—	—	—	—
Thomas J. Kalinske, Vice Chairman of the Board; Former Chief Executive Officer and Vice Chairman	04/05/06	03/31/06	—	—	—	—	80,000	10.67	10.60	406,800
	04/05/06	03/31/06	10,000	40,000	80,000	—	—	—	—	—
Timothy M. Bender, Former President, Worldwide Consumer Group	—	—	—	—	—	—	—	—	—	—
Jerome Perez, Former President and Director	—	—	—	—	—	—	—	—	—	—
Kathryn E. Olson, Former Chief Marketing Officer	03/27/06	03/27/06	—	—	—	—	10,000	10.60	10.53	50,106
	03/27/06	03/27/06	2,500	10,000	20,000	—	—	—	—	—

(1) Our performance share program, which was discontinued by our Compensation Committee in February 2007, was based on three-year performance cycles. Performance share awards were made under the 2002 Equity Incentive Plan at the beginning of each three-year cycle, with the total amount of shares earned by each participant based upon the achievement of the financial measures set for each fiscal year within the three-year performance period. The three-year cycles covered 2004-2006, 2005-2007 and 2006-2008. The measures for the 2005-2007 plan cycle included net income, revenue, operating cash flow (adjusted for current accounts receivable) and total stockholder return. The total stockholder return measure spanned the entire three-year performance share cycle, while the other three measures had annual goals determined and approved by the Compensation Committee no later than March 31 of each calendar year. For the 2006-2008 plan cycle, the Compensation Committee simplified the program by eliminating the three-year total

stockholder return measure as a program component. The Compensation Committee also adjusted the annual financial measures for 2006 to include operating profit (as opposed to net income), revenue and operating cash flow (adjusted for current accounts receivable). If the level of performance goals achieved during a performance period was less or more than the specified target level, participants would be awarded a percentage (up to a maximum of 200%) of shares subject to the awards. However, since 2004, we did not achieve any of the pre-established minimum financial measures and no performance shares have vested or been paid out to participants. The disclosures in this table and footnote related to performance shares should be viewed in light of the recent discontinuation of the program and no possibility that any performance shares will be earned.

(2) Options vest over a four-year period, with 25% vesting on the one-year anniversary of the grant date and the remainder vesting in thirty-six equal monthly installments.

(3) As provided in the 2002 Equity Incentive Plan, we grant options to purchase our common stock at an exercise price equal to the closing market price of our common stock on the trading day immediately preceding the date of grant. This long-standing practice allows the Compensation Committee to grant options to participants at a known exercise price.

(4) In connection with his employment with us as Chief Executive Officer and President, Mr. Katz was granted an option for 1,200,000 shares and an option for 800,000 shares, both of which were granted under the 2002 Equity Incentive Plan, and an option for 150,000 shares and an option for 500,000 shares, both of which were granted outside the 2002 Equity Incentive Plan as an inducement to employment.

(5) Restricted stock units are granted under the 2002 Equity Incentive Plan and vest 25% on each of the four subsequent anniversaries of the grant date.

Outstanding Equity Awards at Fiscal year end.

The following table shows for the fiscal year ended December 31, 2006, certain information regarding outstanding equity awards at fiscal year end for the named executive officers.

Outstanding Equity Awards at December 31, 2006

	Option Awards(1)				Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(2)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(3)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(4)
Jeffrey G. Katz	15,000	15,000(5)	10.90	06/06/2015	—	—	—	—
Chief Executive	590	660(6)	11.30	07/01/2015	—	—	—	—
Officer and President	0	1,200,000(7)	10.30	07/06/2016	—	—	—	—
	0	800,000(7)	13.33	07/06/2016	—	—	—	—
	0	150,000(7)	13.33	07/06/2016	—	—	—	—
	0	500,000(7)	16.67	07/06/2016	—	—	—	—
William B. Chiasson ..	—	—	—	—	20,000	189,600		
Chief Financial Officer	78,125	71,875(8)	13.50	11/11/2014	—	—	—	—
	13,333	18,667(9)	12.47	08/01/2015	—	—	—	—
	3,750	16,250(10)	10.60	03/27/2016	—	—	—	—
	0	90,000(11)	9.33	10/30/2016	—	—	—	—
	0	45,000(11)	12.41	10/30/2016	—	—	—	—
	0	45,000(11)	15.49	10/30/2016	—	—	—	—
	—	—	—	—	—	—	3,401	32,241
Michael J. Dodd	—	—	—	—	9,000	85,320		
Senior Vice President,	—	—	—	—	12,500	118,500	—	—
Supply Chain and	10,416	14,584(14)	10.55	04/15/2015	—	—	—	—
Operations	2,812	12,188(10)	10.60	03/27/2016	—	—	—	—
	0	75,000(11)	9.33	10/30/2016	—	—	—	—
	0	37,500(11)	12.41	10/30/2016	—	—	—	—
	0	37,500(11)	15.49	10/30/2016	—	—	—	—
	—	—	—	—	—	—	1,667	15,803
Thomas J. Kalinske ...	97,223	0	12.50	04/11/2012	—	—	—	—
Vice Chairman of the	95,000	0	22.25	04/20/2014	—	—	—	—
Board; Former Chief	95,000	0	22.25	04/20/2014	—	—	—	—
Executive Officer and	41,666	58,344(9)	12.47	08/01/2015	—	—	—	—
Vice Chairman	8,333	11,667(9)	12.47	08/01/2015	—	—	—	—
	15,000	65,000(13)	10.67	04/05/2016	—	—	—	—
	—	—	—	—	—	—	12,084	114,556
Timothy M. Bender...	—	—	—	—	15,000	142,200	—	—
Former President,	30,000	0	12.50	04/11/2012	—	—	—	—
Worldwide Consumer	21,000	0	22.25	04/20/2014	—	—	—	—
Group	63,000	0	22.25	04/20/2014	—	—	—	—
	13,333	18,667(9)	12.47	08/01/2015	—	—	—	—
Jerome Perez	400,000	0	29.30	02/10/2014				
Former President and	8,333	0	12.47	08/01/2015				
Director	4,166	0	12.47	08/01/2015				
					13,334	126,406	—	—
Kathryn E. Olson .... Former Chief Marketing Officer	—	—	—	—	—	—	—	—

(1) All options reported in the table have been granted under the 2002 Equity Incentive Plan, except for Mr. Katz's 500,000-share and 150,000-share option grants, which were granted outside of the plan.

(2) These numbers represent restricted stock units or awards that have been granted under the 2002 Equity Incentive Plan and vest 25% on each of the four subsequent anniversaries of the grant date.

Proxy

(3) These numbers represent the 2006 and 2007 performance shares in the 2005-2007 performance cycle, and the 2006, 2007 and 2008 performance shares in the 2006-2008 performance cycle. Our performance share program was discontinued by the Compensation Committee in February 2007, and therefore the disclosures in this table and footnote related to performance shares should be viewed in light of the recent discontinuation of the program and no possibility that any performance shares will be earned. For further information, see footnote 1 to the Summary Compensation Table.

(4) Calculated by multiplying the closing market price of our common stock at December 29, 2006, $9.48, by the number of shares of restricted stock or the number of performance shares, as applicable, that have not vested as of December 31, 2006.

(5) Option vests in 36 equal monthly installments from the date of grant, which was June 6, 2005.

(6) Option vests in 36 equal monthly installments from the date of grant, which was July 1, 2005.

(7) Option vests over a four-year period, with 25% vesting on the one-year anniversary of the date of grant, which was July 6, 2006, and in 36 equal monthly installments thereafter.

(8) Option vests over a four-year period, with 25% vesting on the one-year anniversary of the date of grant, which was November 11, 2004, and in 36 equal monthly installments thereafter.

(9) Option vests in 48 equal monthly installments from the date of grant, which was August 1, 2005.

(10) Option vests over a four-year period, with 25% vesting on the one-year anniversary of the date of grant, which was March 27, 2006, and in 36 equal monthly installments thereafter.

(11) Option vests over a four-year period, with 25% vesting on the one-year anniversary of the date of grant, which was October 30, 2006, and in 36 equal monthly installments thereafter.

(12) Option vests over a four-year period, with 25% vesting on the one-year anniversary of the date of grant, which was March 28, 2005, and in 36 equal monthly installments thereafter.

(13) Option vests in 48 equal monthly installments from the date of grant, which was April 5, 2006.

(14) Option vests over a four-year period, with 25% vesting on the one-year anniversary of the date of grant, which was April 18, 2005, and in 36 equal monthly installments thereafter.

Option Exercises and Stock Vested

The following table shows for the fiscal year ended December 31, 2006, certain information regarding option exercises and stock vested during the last fiscal year with respect to the named executive officers:

Option Exercises and Stock Vested in Fiscal 2006

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Jeffrey G. Katz Chief Executive Officer and President	—	—	—	—
William B. Chiasson *Chief Financial Officer*	—	—	—	—
Michael J. Dodd Senior Vice President, Supply Chain and Operations	—	—	3,000	31,950(1)
Thomas J. Kalinske Vice Chairman of the Board; Former Chief Executive Officer and Vice Chairman	—	—	—	—
Timothy M. Bender Former President, Worldwide Consumer Group	—	—	—	—
Jerome Perez Former President and Director	—	—	13,333	114,930(2)
Kathryn E. Olson Former Chief Marketing Officer	—	—	7,500	5,250(3)

(1) Calculated by multiplying the closing market price of our common stock on the day the stock award vested, or $10.65, on April 18, 2006, by the number of shares acquired on vesting.

(2) Calculated by multiplying the closing market price of our common stock on the day the stock award vested, or $8.62, on November 10, 2006, by the number of shares acquired on vesting.

(3) Calculated by multiplying the closing market price of our common stock on the day the stock award vested, or $7.90, on October 3, 2006, by the number of shares acquired on vesting.

Proxy

Potential Payments Upon Termination or Change-In-Control

We have entered into certain agreements and maintain certain plans that will require us to provide compensation to the named executive officers in the event of a termination of employment or a change-in-control of LeapFrog. The amount of compensation payable to each named executive officer in each situation is described below and, with respect to the named executive officers that were employed with us at the end of fiscal 2006, is based on an assumed triggering event occurring on December 29, 2006 and an assumed price per share of our common stock of $9.48. With respect to the estimated or potential value of options that are accelerated and/or have extended exercise periods in connection with a named executive officer's termination or a change-in-control of LeapFrog, the actual value of the options, if any, realized will depend on the extent to which the market value of our common stock exceeds the exercise price on the date the option is exercised. There is no assurance that the value realized will be at or near the values described below and these amounts should not be used to predict stock performance.

Jeffrey G. Katz

Termination

Mr. Katz will be entitled to certain benefits if his employment is terminated by us for reasons other than cause or by Mr. Katz for good reason or due to his death or permanent disability. Upon such a termination. Mr. Katz (or his estate), would be entitled to receive (a) on our customary bonus payment date, a prorated portion of his target bonus for the year in which his termination occurs, (b) 12 months of additional vesting of the options granted to Mr. Katz on July 6, 2006 (the "Options"), and (c) all vested Options would remain exercisable for two years following the termination date. Assuming a termination date of December 29, 2006, the bonus payment would be $300,000 and the potential realizable value of the vested Options, assuming a 5% annual rate of appreciation for the price of our common stock on such date, would be $475,000. The prior benefits are hereinafter referred to as the "Katz Severance Benefits").

A termination other than for cause shall mean the termination of Mr. Katz's employment for any reason other than his (a) commission of an act of fraud, embezzlement or misappropriation against or involving LeapFrog, (b) conviction, or entry of a guilty or no contest plea, for any felony involving moral turpitude or dishonesty, (c) commission of an act or failure to commit an act, involving LeapFrog that would amount to willful misconduct, wanton misconduct, gross negligence or a material breach of his employment agreement and which would result in significant harm to LeapFrog, or (d) willful failure to perform the responsibilities and duties set forth in his employment agreement for a period of ten days following receipt of written notice from LeapFrog regarding such failure (collectively, "Cause"). A termination by Mr. Katz is for good reason if it is for any of the following reasons: (a) a substantial reduction in the nature or status of his responsibilities (the requirement that Mr. Katz assume any position other than the senior-most position upon a change-in-control transaction shall be deemed a substantial reduction for purposes of triggering termination payments), (b) the failure to re-elect, or the removal of, Mr. Katz from our board of directors, (c) any reduction in his base salary or target bonus, (d) relocation of his place of work to any place more than 35 miles from the office he regularly occupies or 35 miles from Mr. Katz's residence in southern California, (e) failure by any successor entity following a change-in-control transaction, within ten days of the request by Mr. Katz, to deliver confirmation of the successor entity's commitment to honor Mr. Katz's employment agreement, or (f) the appointment, prior to July 3, 2009, of anyone other than Mr. Katz to served as successor chairman of our board of directors upon the resignation or removal of Mr. Fink from that position.

Change-in-Control

Upon the occurrence of a change-in-control, we would accelerate the vesting of any equity awards then held by Mr. Katz such that all of his equity awards would be vested as of the date of the change-in-control. The value of this additional vesting, assuming a change-in-control occurred on December 29, 2006, would be $475,000, assuming a 5% annual rate of appreciation for the price of our common stock. In addition, if during the two-year period following a change-in-control of LeapFrog Mr. Katz's employment is terminated for reasons other than cause or by Mr. Katz for good reason or due to his death or permanent disability, we would accelerate the vesting of any equity awards then held by Mr. Katz such that all of his equity awards would be vested as of the date of his termination and all of his vested stock options would remain exercisable for two years after the termination date. Assuming the change-in-control and termination both occurred on December 29, 2006, the value of this additional vesting would be $475,000, assuming a 5% annual rate of appreciation for the price of our common stock. We would also pay to Mr. Katz the Katz Severance Benefits, as applicable. For purposes of the foregoing discussion, a change-in-control transaction will be deemed to have occurred if any person or entity acquires at least a majority of the combined voting power of our outstanding securities, or upon our merger or consolidation, adoption by our stockholders of a plan of dissolution or liquidation or the sale or transfer of substantially all of our assets.

Non-Solicitation, Non-Competition, Non-Interference, Release

Mr. Katz has agreed to refrain from engaging in certain activities that are competitive with our business for a period of two years after the termination of his employment. In addition, Mr. Katz is subject to a non-solicitation provision for two years after termination of his employment, as well as a non-interference provision and a confidentiality provision. Mr. Katz is required to execute a release prior to receiving any of the foregoing benefits.

William B. Chiasson

Termination

Mr. Chiasson will be entitled to certain benefits if his employment is terminated by us for reasons other than Cause or by Mr. Chiasson for good reason or due to his death or permanent disability. Upon such a termination, Mr. Chiasson (or his estate), would be entitled to receive (a) an amount equal to nine months of his base salary, (b) on our customary bonus payment date, a prorated portion of his bonus for the year in which his termination occurs, (c) reimbursement of health insurance benefits for him and his dependents until the earlier of the conclusion of the 12-month period following the date of his termination or resignation and the date on which Mr. Chiasson becomes eligible for group health insurance benefits from a subsequent employer, and (d) 12 months of additional vesting of Mr. Chiasson's then unvested stock options. Assuming a termination date of December 29, 2006, the salary plus bonus severance payment would be equal to $381,250, the health insurance payment would be up to $10,497 and the 12 months of additional vesting on outstanding unvested options is valued at approximately $14,000.

A termination by Mr. Chiasson is for good reason if it is for any of the following reasons: (a) removal from his position as Chief Financial Officer unless the removal occurs solely as a result of a merger into a larger entity such that he retains the same authority for divisional operations that are substantially identical to our previous operations, (b) any material diminution of his role, responsibilities and authority unless the diminution occurs as a result of a merger into a larger entity such that he retains the same role with respect to divisional operations that are substantially identical to our previous operations, (c) reduction of his then current base salary in an amount greater than ten percent of his initial base salary, unless the base salary of our other senior level executive officers is accordingly reduced, (d) any material reduction in the aggregate level of benefits to which he is entitled under his offer letter unless a similar reduction is made for other of our senior level executive officers or (e) relocation of his place of work to any place more than 25 miles from the office he regularly occupies.

Change-in-Control

Upon the occurrence of a change-in-control, we would accelerate 50% of the then-unvested options then held by Mr. Chiasson. The value of this additional vesting, assuming a change-in-control occurred on December 29, 2006, would be $63,750, assuming a 5% annual rate of appreciation for the price of our common stock. In addition, if during the nine-month period before or 12-month period following a change-in-control of

LeapFrog, Mr. Chiasson's employment is terminated for reasons other than cause or by Mr. Katz for good reason, we would pay Mr. Chiasson (a) a lump sum equal to 12 months of his then current base salary, (b) any bonus to which he would have been otherwise entitled in the year of his termination, and (c) reimbursement of health insurance benefits for him and his dependents until the earlier of the conclusion of the 12-month period following the date of his termination and the date on which Mr. Chiasson becomes eligible for group health insurance benefits from a subsequent employer. Assuming a termination date of December 29, 2006 where these change-in-control benefits are triggered, the salary plus bonus severance payment would be equal to $457,500 and the health insurance payment would be up to $13,996. For purposes of the foregoing discussion, a change-in-control transaction will be deemed to have occurred if any person or entity (other than Lawrence Ellison, Michael Milken, Lowell Milken or any combination of the foregoing) acquires at least a majority of the combined voting power of our outstanding securities, or upon our merger or consolidation, adoption by our stockholders of a plan of dissolution or liquidation or the sale or transfer of substantially all of our assets.

Release

Mr. Chiasson is required to execute a release prior to receiving any of the foregoing benefits.

Michael J. Dodd

Termination

Mr. Dodd will be entitled to certain benefits if his employment is terminated by us for reasons other than cause. Upon such a termination, Mr. Dodd would be entitled to receive (a) an amount equal to six months of his base salary, (b) on our customary bonus payment date, a prorated portion of his bonus for the year in which his termination occurs, and (c) reimbursement of health insurance benefits for the six-month period following the date of his termination (the "Dodd Severance Benefits"). Assuming a termination date of December 29, 2006, the salary plus bonus severance payment would be equal to $382,500 and the health insurance payment would be up to $5,261.

A termination other than for cause shall mean the termination of Mr. Dodd's employment for any reason other than his (a) conviction of any felony crime involving moral turpitude or dishonesty, (b) participation in any fraud against us, (c) material breach of his duties to us, including persistent unsatisfactory performance of job duties, for a period of 30 days following receipt of written notice from us regarding such failure, (d) intentional material damage to any of our property, (e) willful misconduct that is demonstrably harmful to us or (f) material breach of any agreement with us.

Change-in-Control

If, within 12 months following a change-in-control, Mr. Dodd's employment is terminated for reasons other than cause or by Mr. Dodd for good reason, we would accelerate the vesting of any stock options then held by Mr. Dodd by an additional 12 months. The value of this additional vesting, assuming a change-in-control occurred on December 29, 2006, would be $3,231. We would also pay to Mr. Dodd the Dodd Severance Benefits, as applicable. For purposes of the foregoing discussion, a change-in-control transaction will be deemed to have occurred if any person or entity (other than Lawrence Ellison, Michael Milken, Lowell Milken or any combination of the foregoing) acquires at least a majority of the combined voting power of our outstanding securities, or upon our merger or consolidation, adoption by our stockholders of a plan of dissolution or liquidation or the sale or transfer of substantially all of our assets. A termination by Mr. Dodd is for good reason if it occurs within 60 days of any of the following events: (a) removal from his position as Senior Vice President, Supply Chain and Operations unless the removal occurs solely as a result of a merger into a larger entity such that he retains the same authority for operations that are substantially identical to our previous operations, (b) any material diminution of his role, responsibilities and authority unless the diminution occurs as a result of a merger into a larger entity such that he retains the same role for operations that are substantially identical to our previous operations, (c) reduction of his then current base salary, unless the base salary of our other senior level executive officers is accordingly reduced, (d) any material reduction in the aggregate level of benefits to which he is entitled under his employment agreement unless a similar reduction is made for our other senior level executive officers, (e) relocation of his place of work to any place more than 25 miles from the current corporate headquarters, (f) a change in his reporting requirements, unless if as a result of a merger into a larger entity, or (g) a material breach by us of his employment agreement.

Release

Mr. Dodd is required to execute a release prior to receiving any of the foregoing benefits.

Thomas J. Kalinske

Termination Payments

On December 31, 2006, we entered into an Amendment to Employment Agreement with Thomas J. Kalinske, our Vice Chairman, pursuant to which his employment with us terminated effective December 31, 2006. In connection with his termination, we agreed to provide (a) payments of $46,875 per month from January 1 through June 30, 2007 and $50,500 per month from July 1, 2007 through April 28, 2008 on our customary payroll dates, which has an aggregate value of $786,250 and (b) reimbursement of health insurance benefits for him and his dependents until the earlier of April 28, 2008 and the date on which Mr. Kalinske becomes eligible for group health insurance benefits from a subsequent employer, which has a value of up to $18,661. Mr. Kalinske also received his guaranteed bonus for 2006, in the amount of $67,500. Mr. Kalinske will continue as a member of our board of directors, his stock options will continue to vest, and he will have continued use of his office space through February 28, 2008.

Non-Solicitation, Non-Competition, Non-Interference, Release

Mr. Kalinske agreed to refrain from engaging in certain activities that are competitive with our business for a period of one year after the termination of his employment. In addition, Mr. Kalinske is subject to a non-solicitation provision and a non-interference provision for one year after the termination of his employment. Mr. Kalinske was required to execute a release prior to receiving his severance benefits.

Timothy M. Bender

Termination Payments

On December 31, 2006, we entered into a transition and separation agreement with Timothy M. Bender, the former President of our Global Consumer Group, pursuant to which Mr. Bender's employment with us terminated effective December 31, 2006. In connection with his termination, we agreed to provide (a) a lump sum severance payment of $48,700, (b) reimbursement of health insurance benefits until the earlier of April 30, 2007 and the date on which Mr. Bender becomes eligible for group health insurance benefits from a subsequent employer, which has a value of up to $3,661 and (c) accelerated payment of Mr. Bender's final bonus in the amount of $130,000.

Non-Solicitation

Mr. Bender is subject to a non-solicitation provision for one year after the termination of his employment.

Jerome Perez

Termination Payments

On February 16, 2006, we entered into a separation and consulting agreement with Jerome Perez, our former President and member of our board of directors, pursuant to which Mr. Perez resigned for good reason effective

February 24, 2006. We agreed to enter into a three-year consulting arrangement with Mr. Perez beginning on the date of his termination with no consulting fee payments or health insurance benefit reimbursements to be made until the six-month anniversary of the date of his termination. We agreed to make the following payments to Mr. Perez on the six-month anniversary of the date of his termination: (a) a lump sum payment of $262,500 in consulting fees, (b) a $5,000 payment for reimbursement of life insurance premiums, (c) a $5,000 payment for reimbursement of attorneys fees Mr. Perez incurred during negotiation of his separation and consulting agreement and (d) reimbursement for health insurance benefits for him and his dependents covering the period between the date of his termination and the six-month anniversary of the date of his termination, with a value of $6,998. Beginning on the six-month anniversary of the date of his termination, we agreed to (a) pay Mr. Perez a monthly consulting fee of $43,750 until the end of the consulting arrangement, (b) provide reimbursement for health insurance benefits for him and his dependents on a monthly basis from the six-month anniversary of the date of his termination until the earlier of the date on which the consulting arrangement ends and the date on which Mr. Perez becomes eligible for group health insurance benefits from a subsequent employer, which has a value of up to $9,331, and (c) provide continued vesting during the consulting arrangement of the restricted stock grant of 40,000 shares that Mr. Perez received on November 10, 2004, which is valued at up to $460,800, assuming a 5% annual rate of appreciation for the price of our common stock. We may terminate the consulting arrangement if Mr. Perez provides assistance in any capacity to a competitive business.

Non-Solicitation, Nondisparagement, No Voluntary Adverse Action, Release

We and Mr. Perez agreed not to disparage each other in any manner that would be harmful to the other's business or reputation for a period of three years following the date of his termination. Mr. Perez agreed that he would not voluntarily bring or pursue any litigation or other similar proceeding against us. Mr. Perez is also subject to a non-solicitation provision for three years after the termination of his employment and was required to execute a release prior to receiving his payments.

Kathryn E. Olson

Termination Payments

On September 7, 2006, we entered into a separation agreement with Kathryn Olson, our former Chief Marketing Officer, pursuant to which Ms. Olson's employment with us terminated effective September 7, 2006. In connection with her termination we agreed to provide (a) on customary payroll dates, payments equal to her then current base salary payments for a period of 12 months, for an aggregate of $296,000, (ii) reimbursement of health insurance benefits for her and her dependents until the earlier of the conclusion of the 12-month period following the date of her termination or resignation and the date on which Ms. Olson becomes eligible for group health insurance benefits from a subsequent employer, which has a value of up to $4,578, (c) reimbursement, up to a maximum of $10,000, for outplacement services provided to Ms. Olson for a period of six months following the date of her termination and (d) vesting of an additional 7,500 shares of restricted stock.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the 1934 Act requires our directors and executive officers, and persons who own more than ten percent of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of LeapFrog. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, during the fiscal year ended December 31, 2006, all Section 16(a) filing requirements applicable to our officers, directors and greater than ten percent beneficial owners were complied with except that one report covering three transactions were filed late by Mark Flowers, our former Executive Vice President and Chief Technology Officer.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (*e.g.*, brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are LeapFrog stockholders will be "householding" our proxy materials. A single proxy statement may be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or you submit contrary instructions. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate proxy statement and annual report, you may: (1) notify your broker; (2) direct your written request to our Vice President of Investor Relations, 6401 Hollis Street, Emeryville, California 94608 or to ir@leapfrog.com or (3) contact our Vice President of Investor Relations at (510) 420-5150. Stockholders who currently receive multiple copies of the proxy statement at their address and would like to request "householding" of their communications should contact their broker. In addition, we will promptly deliver, upon written or oral request to the address or telephone number above, a separate copy of the annual report and proxy statement to a stockholder at a shared address to which a single copy of the documents was delivered.

OTHER MATTERS

The board of directors knows of no other matters that will be presented for consideration at the annual meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors

Peter M. O. Wong
General Counsel and Corporate Secretary

March 28, 2007

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APPENDIX A

CATEGORICAL STANDARDS OF DIRECTOR INDEPENDENCE

If a director's relationship with LeapFrog falls within any of the following categorical standards, the director's relationship with LeapFrog, in and of itself, will not be deemed material.

1. The director is affiliated with or employed by a company, partnership or other entity that receives payments from LeapFrog for property or services which, in the current fiscal year, do not exceed the greater of (a) $1 million or (b) 2% of such other company's consolidated gross revenues; provided, that, solely for purposes of determining "audit committee independence," a director may not accept, directly or indirectly, a consulting, advisory or other compensatory fee from LeapFrog in any amount (other than Director's and committee fees and retainers).
2. The director is affiliated with or employed by a company, partnership or other entity that is a controlling stockholder of LeapFrog.
3. The director is an employee, officer or director of a foundation, university or other non-profit organization to which LeapFrog gives directly, or indirectly through the provision of property or services, in the current fiscal year, donations that do not exceed in the aggregate the greater of (a) $1 million or (b) 2% of such other organization's consolidated gross revenues.

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APPENDIX B

AMENDED AND RESTATED 2002 EQUITY INCENTIVE PLAN

Adopted: May 24, 2002
Approved By Stockholders: July 19, 2002
Amended and Restated: April 20, 2004
Amendment and Restatement Approved by Stockholders: June 10, 2004
Amended and Restated: March 27, 2006
Amendment and Restatement Approved by Stockholders: June 16, 2006
Amended and Restated: February 28, 2007
Amendment and Restatement Approved by Stockholders: , 2007
***Termination Date:* May 23, 2012**

1. **PURPOSES.**

(a) Eligible Stock Award Recipients. The persons eligible to receive Stock Awards are the Employees, Directors and Consultants of the Company and its Affiliates; provided, however, that notwithstanding the foregoing, the Employees, Directors and Consultants of a Parent shall not be eligible to receive any Stock Awards under the Plan.

(b) Available Stock Awards. The purpose of the Plan is to provide a means by which eligible recipients of Stock Awards may be given an opportunity to benefit from increases in value of the Class A Common Stock through the granting of the following Stock Awards: (i) Incentive Stock Options, (ii) Nonstatutory Stock Options, (iii) stock bonuses, (iv) rights to acquire restricted stock, (v) Restricted Stock Unit Awards, and (vi) Stock Appreciation Rights.

(c) General Purpose. The Company, by means of the Plan, seeks to retain the services of the group of persons eligible to receive Stock Awards, to secure and retain the services of new members of this group and to provide incentives for such persons to exert maximum efforts for the success of the Company and its Affiliates.

(d) Establishment. This Plan is a complete amendment and restatement of the Company's Stock Option Plan that was previously adopted effective September 25, 1997. Any Stock Awards granted prior to the effective date of this amended and restated Plan shall be governed by the terms of the Plan as in effect at the time such Stock Awards were granted. The Company shall submit this amended and restated Plan for stockholder approval and shall also seek stockholder approval to extend the term of the Plan to the day before the tenth (10th) anniversary of the date the amended and restated Plan is adopted by the Board or approved by the stockholders of the Company, whichever is earlier, unless sooner terminated by the Board.

2. **DEFINITIONS.**

(a) *"Affiliate"* means any parent corporation or subsidiary corporation of the Company, whether now or hereafter existing, as those terms are defined in Sections 424(e) and (f), respectively, of the Code.

(b) *"Board"* means the Board of Directors of the Company.

(c) *"Capitalization Adjustment"* has the meaning ascribed to that term in Section 11(a).

(d) *Change in Control"* means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events after the date the Company's Class A Common Stock is first offered to the public under a registration statement declared effective under the Securities Act:

(i) any Exchange Act Person becomes the Owner, directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the combined voting power of the Company's then outstanding securities other than by virtue of a merger, consolidation or similar transaction;

(ii) there is consummated a merger, consolidation or similar transaction involving (directly or indirectly) the Company and, immediately after the consummation of such merger, consolidation or similar transaction, the stockholders of the Company immediately prior thereto do not Own, directly or indirectly, outstanding voting securities representing more than fifty percent (50%) of the combined outstanding voting power of the surviving Entity in such merger, consolidation or similar transaction or more than fifty percent (50%) of the combined outstanding voting power of the parent of the surviving Entity in such merger, consolidation or similar transaction;

(iii) the stockholders of the Company approve or the Board approves a plan of complete dissolution or liquidation of the Company, or a complete dissolution or liquidation of the Company shall otherwise occur, and as a result of which the operations of the Company are no longer being conducted; or

(iv) there is consummated a sale, lease, license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries, other than a sale, lease, license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries to an Entity, more than fifty percent (50%) of the combined voting power of the voting securities of which are Owned by stockholders of the Company in substantially the same proportions as their Ownership of the Company immediately prior to such sale, lease, license or other disposition.

Notwithstanding the foregoing or any other provision of this Plan, the definition of Change in Control (or any analogous term) in an individual written agreement between the Company or any Affiliate and the Participant shall supersede the foregoing definition with respect to Stock Awards subject to such agreement (it being understood, however, that if no definition of Change in Control or any analogous term is set forth in such an individual written agreement, the foregoing definition shall apply).

(e) ***"Class A Common Stock"*** means the Class A common stock of the Company.

(f) ***"Code"*** means the Internal Revenue Code of 1986, as amended.

(g) ***"Committee"*** means a committee of one or more members of the Board appointed by the Board in accordance with Section 3(c).

(h) ***"Company"*** means LeapFrog Enterprises, Inc., a Delaware corporation.

(i) ***"Consultant"*** means any person, including an advisor, (i) engaged by the Company or an Affiliate to render consulting or advisory services and who is compensated for such services or (ii) serving as a member of the Board of Directors of an Affiliate and who is compensated for such services. However, the term "Consultant" shall not include Directors who are not compensated by the Company for their services as Directors, and the payment of a director's fee by the Company for services as a Director shall not cause a Director to be considered a "Consultant" for purposes of the Plan.

(j) ***"Continuous Service"*** means that the Participant's service with the Company or an Affiliate, whether as an Employee, Director or Consultant, is not interrupted or terminated. A change in the capacity in which the Participant renders service to the Company or an Affiliate as an Employee, Consultant or Director or a change in the entity for which the Participant renders such service, provided that there is no interruption or termination of the Participant's service with the Company or an Affiliate, shall not terminate a Participant's Continuous Service. For example, a change in status from an Employee of the Company to a Consultant of an Affiliate or a Director shall not constitute an interruption of Continuous Service. Notwithstanding the foregoing or anything in the Plan to the contrary, unless (i) otherwise provided in a Stock Award Agreement or (ii) following the date of grant of a Stock Award, determined otherwise by the Board with respect to any Participant who is then an officer of the Company within the meaning of Section 16 of the Exchange Act or by the chief executive officer of the Company with respect to any other Participant, in the event that a Participant terminates his or her service with the Company or an Affiliate as an Employee, the Participant shall cease vesting in any of his or her Stock

Awards as of such date of termination, regardless of whether the Participant continues his or her service in the capacity of a Director or Consultant without interruption or termination. The Board or the chief executive officer of the Company, in that party's sole discretion, may determine whether Continuous Service shall be considered interrupted in the case of any leave of absence approved by that party, including sick leave, military leave or any other personal leave. Notwithstanding the foregoing, a leave of absence shall be treated as Continuous Service for purposes of vesting in a Stock Award only to such extent as may be provided in the Company's leave of absence policy or in the written terms of the Participant's leave of absence.

(k) ***"Corporate Transaction"*** means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i) a sale or other disposition of all or substantially all, as determined by the Board in its discretion, of the consolidated assets of the Company and its Subsidiaries;

(ii) a sale or other disposition of at least ninety percent (90%) of the outstanding securities of the Company;

(iii) a merger, consolidation or similar transaction following which the Company is not the surviving corporation; or

(iv) a merger, consolidation or similar transaction following which the Company is the surviving corporation but the shares of Class A Common Stock outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.

(l) ***"Covered Employee"*** means the chief executive officer and the four (4) other highest compensated officers of the Company for whom total compensation is required to be reported to stockholders under the Exchange Act, as determined for purposes of Section 162(m) of the Code.

(m) ***"Director"*** means a member of the Board of Directors of the Company.

(n) ***"Disability"*** means the permanent and total disability of a person within the meaning of Section 22(e)(3) of the Code.

(o) ***"Employee"*** means any person employed by the Company or an Affiliate. Service as a Director or payment of a director's fee by the Company or an Affiliate shall not be sufficient to constitute "employment" by the Company or an Affiliate.

(p) ***"Entity"*** means a corporation, partnership or other entity.

(q) ***"Exchange Act"*** means the Securities Exchange Act of 1934, as amended.

(r) ***"Exchange Act Person"*** means any natural person, Entity or "group" (within the meaning of Section 13(d) or 14(d) of the Exchange Act), except that "Exchange Act Person" shall not include (A) the Company or any Subsidiary of the Company, (B) any employee benefit plan of the Company or any Subsidiary of the Company or any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary of the Company, (C) an underwriter temporarily holding securities pursuant to an offering of such securities, or (D) an Entity Owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their Ownership of stock of the Company.

(s) ***"Fair Market Value"*** means, as of any date, the value of the Class A Common Stock determined as follows:

(i) If the Class A Common Stock is listed on any established stock exchange or traded on the Nasdaq National Market or the Nasdaq SmallCap Market, the Fair Market Value of a share of Class A Common

Stock shall be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Class A Common Stock) on the last market trading day prior to the day of determination, as reported in The Wall Street Journal or such other source as the Board deems reliable.

(ii) In the absence of such markets for the Class A Common Stock, the Fair Market Value shall be determined by the Board based upon an independent appraisal in compliance with Section 409A of the Code or, in the case of an Incentive Stock Option, in compliance with Section 422 of the Code.

(t) ***"Incentive Stock Option"*** means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

(u) ***"Non-Employee Director"*** means a Director who either (i) is not a current Employee or Officer of the Company or its parent or a subsidiary, does not receive compensation (directly or indirectly) from the Company or its parent or a subsidiary for services rendered as a consultant or in any capacity other than as a Director (except for an amount as to which disclosure would not be required under Item 404(a) of Regulation S-K promulgated pursuant to the Securities Act ("Regulation S-K")), does not possess an interest in any other transaction as to which disclosure would be required under Item 404(a) of Regulation S-K and is not engaged in a business relationship as to which disclosure would be required under Item 404(b) of Regulation S-K; or (ii) is otherwise considered a "non-employee director" for purposes of Rule 16b-3.

(v) ***"Nonstatutory Stock Option"*** means an Option not intended to qualify as an Incentive Stock Option.

(w) ***"Officer"*** means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(x) ***"Option"*** means an Incentive Stock Option or a Nonstatutory Stock Option granted pursuant to the Plan.

(y) ***"Option Agreement"*** means a written agreement between the Company and an Optionholder evidencing the terms and conditions of an individual Option grant. Each Option Agreement shall be subject to the terms and conditions of the Plan.

(z) ***"Optionholder"*** means a person to whom an Option is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Option.

(aa) ***"Outside Director"*** means a Director who either (i) is not a current employee of the Company or an "affiliated corporation" (within the meaning of Treasury Regulations promulgated under Section 162(m) of the Code), is not a former employee of the Company or an "affiliated corporation" receiving compensation for prior services (other than benefits under a tax-qualified pension plan), was not an officer of the Company or an "affiliated corporation" at any time and is not currently receiving direct or indirect remuneration from the Company or an "affiliated corporation" for services in any capacity other than as a Director or (ii) is otherwise considered an "outside director" for purposes of Section 162(m) of the Code.

(bb) ***"Own," "Owned," "Owner," "Ownership"*** A person or Entity shall be deemed to "Own," to have "Owned," to be the "Owner" of, or to have acquired "Ownership" of securities if such person or Entity, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares voting power, which includes the power to vote or to direct the voting, with respect to such securities.

(cc) ***"Parent"*** means any parent corporation of the Company, whether now or hereafter existing, as such term is defined in Section 424(e) of the Code.

(dd) ***"Participant"*** means a person to whom a Stock Award is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Stock Award.

(ee) ***"Performance Criteria"*** means the one or more criteria that the Committee shall select for purposes of establishing the Performance Goal(s) for a Performance Period. The Performance Criteria that will be used to establish such Performance Goal(s) may be based on any one of, or combination of, the following: (i) earnings per share; (ii) earnings before interest, taxes and depreciation; (iii) earnings before interest, taxes, depreciation and amortization (EBITDA); (iv) net earnings; (v) total shareholder return; (vi) return on equity; (vii) return on assets; (viii) return on investment; (ix) return on capital employed; (x) operating margin (xi) gross margin; (xii) operating income; (xiii) net income; (xiv) net operating income; (xv) net operating income after tax; (xvi) pre- and after-tax income; (xvii) pre-tax profit; (xviii) operating cash flow; (xix) revenue; (xx) revenue growth; (xxi) expenses; (xxii) improvement in or attainment of expense levels; (xxiii) improvement in or attainment of working capital levels; (xxiv) economic value added; (xxv) market share; (xxvi) cash flow; (xxvii) cash flow per share; (xxviii) economic value added (or an equivalent metric); (xxix) share price performance; (xxx) debt reduction; and (xxxi) other measures of performance selected by the Committee. Partial achievement of the specified criteria may result in the payment or vesting corresponding to the degree of achievement as specified in the Award Agreement. The Committee shall, within the time period required by Section 162(m) of the Code (generally, the first 90 days of the Performance Period), define in an objective fashion the manner of calculating the Performance Criteria it selects to use for such Performance Period.

(ff) ***"Performance Goals"*** means, for a Performance Period, the one or more goals established by the Committee for the Performance Period based upon the Performance Criteria. The Committee is authorized at any time during the time period permitted by Section 162(m) of the Code (generally, prior to the 90th day of a Performance Period), or at any time thereafter, in its sole and absolute discretion, to adjust or modify the calculation of a Performance Goal for such Performance Period in order to prevent the dilution or enlargement of the rights of Participants, (a) in the event of, or in anticipation of, any unusual or extraordinary corporate item, transaction, event or development; (b) in recognition of, or in anticipation of, any other unusual or nonrecurring events affecting the Company, or the financial statements of the Company, or in response to, or in anticipation of, changes in applicable laws, regulations, accounting principles, or business conditions; or (c) in view of the Committee's assessment of the business strategy of the Company, performance of comparable organizations, economic and business conditions, and any other circumstances deemed relevant. Specifically, the Committee is authorized to make adjustment in the method of calculating attainment of Performance Goals and objectives for a Performance Period as follows: (i) to exclude the dilutive effects of acquisitions or joint ventures; (ii) to assume that any business divested by the Company achieved performance objectives at targeted levels during the balance of a Performance Period following such divestiture; and (iii) to exclude the effect of any change in the outstanding shares of common stock of the Company by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common shareholders other than regular cash dividends. In addition, with respect to Performance Goals established for Participants who are not Covered Employees, and who will not be Covered Employees at the time the compensation will be paid, the Committee is authorized to make adjustment in the method of calculating attainment of Performance Goals and objectives for a Performance Period as follows: (i) to exclude restructuring and/or other nonrecurring charges; (ii) to exclude change rate effects, as applicable, for non-U.S. dollar denominated net sales and operating earnings; (iii) to exclude the effects of changes to generally accepted accounting standards required by the Financial Accounting Standards Board; (iv) to exclude the effects to any statutory adjustments to corporate tax rates; (v) to exclude the impact of any "extraordinary items" as determined under generally accepted accounting principles; and (vi) to exclude any other unusual, non-recurring gain or loss or other extraordinary item.

(gg) ***"Performance Period"*** means the one or more periods of time, which may be of varying and overlapping durations, as the Committee may select, over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant's right to and the payment of a Performance Award.

(hh) ***"Plan"*** means this amended and restated LeapFrog Enterprises, Inc. 2002 Equity Incentive Plan.

(ii) ***"Restricted Stock Unit Award"*** means a right to receive shares of Common Stock which is granted pursuant to the terms and conditions of Section 7(c).

(jj) ***"Restricted Stock Unit Award Agreement"*** means a written agreement between the Company and a holder of a Restricted Stock Unit Award evidencing the terms and conditions of a Restricted Stock Unit Award grant. Each Restricted Stock Unit Award Agreement shall be subject to the terms and conditions of the Plan.

(kk) ***"Rule 16b-3"*** means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule 16b-3, as in effect from time to time.

(ll) ***"Securities Act"*** means the Securities Act of 1933, as amended.

(mm) ***"Stock Appreciation Right"*** means a right to receive the appreciation on Common Stock that is granted pursuant to the terms and conditions of Section 7(d).

(nn) ***"Stock Appreciation Right Agreement"*** means a written agreement between the Company and a holder of a Stock Appreciation Right evidencing the terms and conditions of a Stock Appreciation Right grant. Each Stock Appreciation Right Agreement shall be subject to the terms and conditions of the Plan.

(oo) ***"Stock Award"*** means any right granted under the Plan, including an Option, a stock bonus, a right to acquire restricted stock, a Restricted Stock Unit Award, and a Stock Appreciation Right.

(pp) ***"Stock Award Agreement"*** means a written agreement between the Company and a holder of a Stock Award evidencing the terms and conditions of an individual Stock Award grant. Each Stock Award Agreement shall be subject to the terms and conditions of the Plan.

(qq) ***"Subsidiary"*** means, with respect to the Company, (i) any corporation of which more than fifty percent (50%) of the outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether, at the time, stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, Owned by the Company, and (ii) any partnership in which the Company has a direct or indirect interest (whether in the form of voting or participation in profits or capital contribution) of more than fifty percent (50%).

(rr) ***"Ten Percent Stockholder"*** means a person who Owns (or is deemed to Own pursuant to Section 424(d) of the Code) stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or of any of its Affiliates.

3. ADMINISTRATION.

(a) Administration by Board. The Board shall administer the Plan unless and until the Board delegates administration to a Committee, as provided in Section 3(c).

(b) Powers of Board. The Board shall have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i) To determine from time to time which of the persons eligible under the Plan shall be granted Stock Awards; when and how each Stock Award shall be granted; what type or combination of types of Stock Award shall be granted; the provisions of each Stock Award granted (which need not be identical), including the time or times when a person shall be permitted to receive Class A Common Stock pursuant to a Stock Award; and the number of shares of Class A Common Stock with respect to which a Stock Award shall be granted to each such person.

(ii) To construe and interpret the Plan and Stock Awards granted under it, and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan or in any Stock Award Agreement, in a manner and to the extent it shall deem necessary or expedient to make the Plan fully effective.

(iii) To amend the Plan or a Stock Award as provided in Section 12.

(iv) To terminate or suspend the Plan as provided in Section 13.

(v) Generally, to exercise such powers and to perform such acts as the Board deems necessary or expedient to promote the best interests of the Company and that are not in conflict with the provisions of the Plan.

(c) Delegation to Committee.

(i) General. The Board may delegate administration of the Plan to a Committee or Committees of one (1) or more members of the Board, and the term "Committee" shall apply to any person or persons to whom such authority has been delegated. If administration is delegated to a Committee, the Committee shall have, in connection with the administration of the Plan, the powers theretofore possessed by the Board, including the power to delegate to a subcommittee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board shall thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. The Board may abolish the Committee at any time and revest in the Board the administration of the Plan.

(ii) Section 162(m) and Rule 16b-3 Compliance. In the discretion of the Board, the Committee may consist solely of two or more Outside Directors, in accordance with Section 162(m) of the Code, and/or solely of two or more Non-Employee Directors, in accordance with Rule 16b-3. Within the scope of such authority, the Board or the Committee may (1) delegate to a committee of one or more members of the Board who are not Outside Directors the authority to grant Stock Awards to eligible persons who are either (a) not then Covered Employees and are not expected to be Covered Employees at the time of recognition of income resulting from such Stock Award or (b) not persons with respect to whom the Company wishes to comply with Section 162(m) of the Code and/or (2) delegate to a committee of one or more members of the Board who are not Non-Employee Directors the authority to grant Stock Awards to eligible persons who are not then subject to Section 16 of the Exchange Act.

(d) Effect of Board's Decision. All determinations, interpretations and constructions made by the Board in good faith shall not be subject to review by any person and shall be final, binding and conclusive on all persons.

4. **Shares Subject to the Plan.**

(a) Share Reserve. Subject to the provisions of Section 11(a) relating to Capitalization Adjustments, the number of shares of Class A Common Stock that may be issued pursuant to Stock Awards shall not exceed in the aggregate Twenty-Four Million (24,000,000) shares of Class A Common Stock. Effective as of June 16, 2006, subject to Section 4(b), the number of shares available for issuance under the Plan shall be reduced by: (i) one (1) share for each share of Class A Common Stock issued pursuant to an Option granted under Section 6 or a Stock Appreciation Right granted under Section 7(d); and (ii) two (2) shares for each share of Class A Common Stock issued pursuant to a stock bonus award under Section 7(a), a restricted stock award under Section 7(b), or a Restricted Stock Unit Award under Section 7(c). Shares may be issued in connection with a merger or acquisition as permitted by NYSE Listed Company Manual Section 303A.08 or, if applicable, NASD Rule 4350(i)(1)(A)(iii) or AMEX Company Guide Section 711 and such issuance shall not reduce the number of shares available for issuance under the Plan.

(b) Reversion of Shares to the Share Reserve.

(i) Shares Available For Subsequent Issuance. If any Stock Award shall for any reason expire or otherwise terminate, in whole or in part, without having been exercised in full, or if any shares of Class A Common Stock issued to a Participant pursuant to a Stock Award are forfeited back to or repurchased by the Company because of or in connection with the failure to meet a contingency or condition required to vest such shares in the Participant, the shares of Class A Common Stock not acquired, forfeited or repurchased under such Stock Award shall revert to and again become available for issuance under the Plan; *provided, however,* that subject to the provisions of Section 11(a) relating to Capitalization Adjustments, the aggregate maximum number of shares of Class A Common Stock that may be issued as Incentive Stock Options shall be Twenty-Four Million (24,000,000) shares of Class A Common Stock.

(ii) Other Shares Available for Subsequent Issuance. If any shares subject to a Stock Award are not delivered to a Participant because the Stock Award is exercised through a reduction of shares subject to the Stock Award (*i.e.*, "net exercised") or an appreciation distribution in respect of a Stock Appreciation Right is paid in shares of Class A Common Stock, the number of shares subject to the Stock Award that are not delivered to the Participant shall remain available for subsequent issuance under the Plan. If any shares subject to a Stock Award are not delivered to a Participant because such shares are withheld in satisfaction of the withholding of taxes incurred in connection with the exercise of an Option, Stock Appreciation Right, or the issuance of shares under a restricted stock award or Restricted Stock Unit Award, the number of shares that are not delivered to the Participant shall remain available for subsequent issuance under the Plan. If the exercise price of any Stock Award is satisfied by tendering shares of Class A Common Stock held by the Participant (either by actual delivery or attestation), then the number of shares so tendered shall remain available for subsequent issuance under the Plan.

To the extent there is issued a share of Class A Common Stock pursuant to a Stock Award that counted as two (2) shares against the number of shares available for issuance under the Plan pursuant to Section 4(a) and such share of Common Stock again becomes available for issuance under the Plan pursuant to this Section 4(b), then the number of shares of Class A Common Stock available for issuance under the Plan shall increase by two (2) shares.

(c) Source of Shares. The shares of Class A Common Stock subject to the Plan may be unissued shares or reacquired shares, bought on the market or otherwise.

5. **ELIGIBILITY.**

(a) Eligibility for Specific Stock Awards. Incentive Stock Options may be granted only to Employees. Stock Awards other than Incentive Stock Options may be granted to Employees, Directors and Consultants. Notwithstanding the foregoing or any provision in the Plan to the contrary, Employees, Directors and Consultants of a Parent shall not be eligible to receive any Stock Awards under the Plan.

(b) Ten Percent Stockholders. A Ten Percent Stockholder shall not be granted an Incentive Stock Option unless the exercise price of such Option is at least one hundred ten percent (110%) of the Fair Market Value of the Class A Common Stock on the date of grant and the Option is not exercisable after the expiration of five (5) years from the date of grant.

(c) Section 162(m) Limitation on Annual Grants. Subject to the provisions of Section 11(a) relating to Capitalization Adjustments, no Employee shall be eligible to be granted Stock Awards covering more than Two Million (2,000,000) shares of Class A Common Stock during any calendar year.

(d) Consultants. A Consultant shall not be eligible for the grant of a Stock Award if, at the time of grant, a Form S-8 Registration Statement under the Securities Act ("Form S-8") is not available to register either the offer or the sale of the Company's securities to such Consultant because of the nature of the services that the

Consultant is providing to the Company, because the Consultant is not a natural person, or because of any other rule governing the use of Form S-8.

6. **Option Provisions.**

Each Option shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate. All Options shall be separately designated Incentive Stock Options or Nonstatutory Stock Options at the time of grant, and, if certificates are issued, a separate certificate or certificates shall be issued for shares of Class A Common Stock purchased on exercise of each type of Option. The provisions of separate Options need not be identical, but each Option shall include (through incorporation of provisions hereof by reference in the Option or otherwise) the substance of each of the following provisions:

(a) Term. Subject to the provisions of Section 5(b) regarding Ten Percent Stockholders, no Incentive Stock Option shall be exercisable after the expiration of ten (10) years from the date on which it was granted.

(b) Exercise Price of an Incentive Stock Option. Subject to the provisions of Section 5(b) regarding Ten Percent Stockholders, the exercise price of each Incentive Stock Option shall be not less than one hundred percent (100%) of the Fair Market Value of the Class A Common Stock subject to the Option on the date the Option is granted. Notwithstanding the foregoing, an Incentive Stock Option may be granted with an exercise price lower than that set forth in the preceding sentence if such Option is granted pursuant to an assumption or substitution for another option in a manner satisfying the provisions of Section 424(a) of the Code.

(c) Exercise Price of a Nonstatutory Stock Option. The exercise price of each Nonstatutory Stock Option shall be not less than fifty percent (50%) of the Fair Market Value of the Class A Common Stock subject to the Option on the date the Option is granted. Notwithstanding the foregoing, a Nonstatutory Stock Option may be granted with an exercise price lower than that set forth in the preceding sentence if such Option is granted pursuant to an assumption or substitution for another option in a manner satisfying the provisions of Section 424(a) of the Code.

(d) Consideration. The purchase price of Class A Common Stock acquired pursuant to an Option shall be paid, to the extent permitted by applicable statutes and regulations and as determined by the Board in its sole discretion, by any combination of the methods of payment set forth below. The Board shall have the authority to grant Options that do not permit all of the following methods of payment (or otherwise restrict the ability to use certain methods) and to grant Options that require the consent of the Company to utilize a particular method of payment. The methods of payment permitted by this Section 6(d) are:

(i) by cash, check, bank draft or money order payable to the Company;

(ii) pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board that, prior to the issuance of the stock subject to the Option, results in either the receipt of cash (or check) by the Company or the receipt of irrevocable instructions to pay the aggregate exercise price to the Company from the sales proceeds;

(iii) by delivery to the Company (either by actual delivery or attestation) of shares of Class A Common Stock;

(iv) according to a deferred payment or other similar arrangement with the Optionholder;

(v) by a "net exercise" arrangement pursuant to which the Company will reduce the number of shares of Class A Common Stock issued upon exercise by the largest whole number of shares with a Fair Market Value that does not exceed the aggregate exercise price; *provided, however,* that the Company shall accept a cash or other payment from the Participant to the extent of any remaining balance of the aggregate exercise price not satisfied by such reduction in the number of whole shares to be issued; *provided, further,* that shares of Class A Common Stock will no longer be outstanding under an Option and will not be exercisable thereafter to the extent that (A) shares are used to pay the exercise price pursuant to the "net exercise,"

(B) shares are delivered to the Participant as a result of such exercise, and (C) shares are withheld to satisfy tax withholding obligations; or

(vi) in any other form of legal consideration that may be acceptable to the Board.

Unless otherwise specifically provided in the Option, the purchase price of Class A Common Stock acquired pursuant to an Option that is paid by delivery to the Company of other Class A Common Stock acquired, directly or indirectly from the Company, shall be paid only by shares of the Class A Common Stock of the Company that have been held for more than six (6) months (or such longer or shorter period of time required to avoid a charge to earnings for financial accounting purposes). At any time that the Company is incorporated in Delaware, payment of the Class A Common Stock's "par value," as defined in the Delaware General Corporation Law, shall not be made by deferred payment.

In the case of any deferred payment arrangement, interest shall be compounded at least annually and shall be charged at the minimum rate of interest necessary to avoid (1) the treatment as interest, under any applicable provisions of the Code, of any amounts other than amounts stated to be interest under the deferred payment arrangement and (2) the treatment of the Option as a variable award for financial accounting purposes.

(e) Transferability of an Incentive Stock Option. An Incentive Stock Option shall not be transferable except by will or by the laws of descent and distribution and shall be exercisable during the lifetime of the Optionholder only by the Optionholder. Notwithstanding the foregoing, the Optionholder may, by delivering written notice to the Company, in a form satisfactory to the Company, designate a third party who, in the event of the death of the Optionholder, shall thereafter be entitled to exercise the Option.

(f) Transferability of a Nonstatutory Stock Option. A Nonstatutory Stock Option shall be transferable to the extent provided in the Option Agreement. If the Nonstatutory Stock Option does not provide for transferability, then the Nonstatutory Stock Option shall not be transferable except by will or by the laws of descent and distribution and shall be exercisable during the lifetime of the Optionholder only by the Optionholder. Notwithstanding the foregoing, the Optionholder may, by delivering written notice to the Company, in a form satisfactory to the Company, designate a third party who, in the event of the death of the Optionholder, shall thereafter be entitled to exercise the Option.

(g) Vesting Generally. The total number of shares of Class A Common Stock subject to an Option may, but need not, vest and therefore become exercisable in periodic installments that may, but need not, be equal. The Option may be subject to such other terms and conditions on the time or times when it may be exercised (which may be based on performance or other criteria) as the Board may deem appropriate. The vesting provisions of individual Options may vary. The provisions of this Section 6(g) are subject to any Option provisions governing the minimum number of shares of Class A Common Stock as to which an Option may be exercised.

(h) Termination of Continuous Service. In the event that an Optionholder's Continuous Service terminates (other than upon the Optionholder's death or Disability), the Optionholder may exercise his or her Option (to the extent that the Optionholder was entitled to exercise such Option as of the date of termination) but only within such period of time ending on the earlier of (i) the date three (3) months following the termination of the Optionholder's Continuous Service (or such longer or shorter period specified in the Option Agreement or (ii) the expiration of the term of the Option as set forth in the Option Agreement. If, after termination, the Optionholder does not exercise his or her Option within the time specified in the Option Agreement, the Option shall terminate.

(i) Extension of Termination Date. An Optionholder's Option Agreement may also provide that if the exercise of the Option following the termination of the Optionholder's Continuous Service (other than upon the Optionholder's death or Disability) would be prohibited at any time solely because the issuance of shares of Class A Common Stock would violate the registration requirements under the Securities Act, then the Option shall terminate on the earlier of (i) the expiration of the term of the Option set forth in Section 6(a) or (ii) the expiration of a period of three (3) months after the termination of the Optionholder's Continuous Service during which the exercise of the Option would not be in violation of such registration requirements.

(j) Disability of Optionholder. In the event that an Optionholder's Continuous Service terminates as a result of the Optionholder's Disability, the Optionholder may exercise his or her Option (to the extent that the Optionholder was entitled to exercise such Option as of the date of termination), but only within such period of time ending on the earlier of (i) the date six (6) months following such termination (or such longer or shorter period specified in the Option Agreement or (ii) the expiration of the term of the Option as set forth in the Option Agreement. If, after termination, the Optionholder does not exercise his or her Option within the time specified herein, the Option shall terminate.

(k) Death of Optionholder. In the event that (i) an Optionholder's Continuous Service terminates as a result of the Optionholder's death or (ii) the Optionholder dies within the period (if any) specified in the Option Agreement after the termination of the Optionholder's Continuous Service for a reason other than death, then the Option may be exercised (to the extent the Optionholder was entitled to exercise such Option as of the date of death) by the Optionholder's estate, by a person who acquired the right to exercise the Option by bequest or inheritance or by a person designated to exercise the option upon the Optionholder's death pursuant to Section 6(e) or 6(f), but only within the period ending on the earlier of (1) the date six (6) months following the date of death (or such longer or shorter period specified in the Option Agreement or (2) the expiration of the term of such Option as set forth in the Option Agreement. If, after death, the Option is not exercised within the time specified herein, the Option shall terminate.

(l) Early Exercise. The Option may, but need not, include a provision whereby the Optionholder may elect at any time before the Optionholder's Continuous Service terminates to exercise the Option as to any part or all of the shares of Class A Common Stock subject to the Option prior to the full vesting of the Option. Any unvested shares of Class A Common Stock so purchased may be subject to a repurchase option in favor of the Company or to any other restriction the Board determines to be appropriate. The Company will not exercise its repurchase option until at least six (6) months (or such longer or shorter period of time required to avoid a charge to earnings for financial accounting purposes) have elapsed following exercise of the Option unless the Board otherwise specifically provides in the Option.

7. Provisions of Stock Awards other than Options.

(a) Stock Bonus Awards. Each stock bonus agreement shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate. The terms and conditions of stock bonus agreements may change from time to time, and the terms and conditions of separate stock bonus agreements need not be identical, but each stock bonus agreement shall include (through incorporation of provisions hereof by reference in the agreement or otherwise) the substance of each of the following provisions:

(i) Consideration. A stock bonus may be awarded in consideration for past services actually rendered to the Company or an Affiliate for its benefit.

(ii) Vesting. Shares of Class A Common Stock awarded under the stock bonus agreement may, but need not, be subject to a share repurchase option in favor of the Company in accordance with a vesting schedule to be determined by the Board.

(iii) Performance Grants. A stock bonus may be granted or may vest based upon service conditions, upon the attainment during a Performance Period of certain Performance Goals, or both. The length of any Performance Period, the Performance Goals to be achieved during the Performance Period, and the measure of whether and to what degree such Performance Goals have been attained shall be conclusively determined by the Committee in the exercise of its absolute discretion.

(iv) Termination of Participant's Continuous Service. In the event that a Participant's Continuous Service terminates, the Company may reacquire any or all of the shares of Class A Common Stock held by the Participant that have not vested as of the date of termination under the terms of the stock bonus agreement.

(v) Transferability. Rights to acquire shares of Class A Common Stock under the stock bonus agreement shall be transferable by the Participant only upon such terms and conditions as are set forth in the stock bonus agreement, as the Board shall determine in its discretion, so long as Class A Common Stock awarded under the stock bonus agreement remains subject to the terms of the stock bonus agreement.

(b) Restricted Stock Awards. Each restricted stock purchase agreement shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate. The terms and conditions of the restricted stock purchase agreements may change from time to time, and the terms and conditions of separate restricted stock purchase agreements need not be identical, but each restricted stock purchase agreement shall include (through incorporation of provisions hereof by reference in the agreement or otherwise) the substance of each of the following provisions:

(i) Purchase Price. The purchase price of restricted stock awards shall not be less than fifty percent (50%) of the Class A Common Stock's Fair Market Value on the date such award is made or at the time the purchase is consummated.

(ii) Consideration. The purchase price of Class A Common Stock acquired pursuant to the restricted stock purchase agreement shall be paid either: (i) in cash at the time of purchase; (ii) at the discretion of the Board, according to a deferred payment or other similar arrangement with the Participant; or (iii) in any other form of legal consideration that may be acceptable to the Board in its discretion; provided, however, that at any time that the Company is incorporated in Delaware, then payment of the Class A Common Stock's "par value," as defined in the Delaware General Corporation Law, shall not be made by deferred payment.

(iii) Vesting. Shares of Class A Common Stock acquired under the restricted stock purchase agreement may, but need not, be subject to a share repurchase option in favor of the Company in accordance with a vesting schedule to be determined by the Board.

(iv) Termination of Participant's Continuous Service. In the event that a Participant's Continuous Service terminates, the Company may repurchase or otherwise reacquire any or all of the shares of Class A Common Stock held by the Participant that have not vested as of the date of termination under the terms of the restricted stock purchase agreement.

(v) Transferability. Rights to acquire shares of Class A Common Stock under the restricted stock purchase agreement shall be transferable by the Participant only upon such terms and conditions as are set forth in the restricted stock purchase agreement, as the Board shall determine in its discretion, so long as Class A Common Stock awarded under the restricted stock purchase agreement remains subject to the terms of the restricted stock purchase agreement.

(c) Restricted Stock Unit Awards. Each Restricted Stock Unit Award Agreement shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate. The terms and conditions of Restricted Stock Unit Award Agreements may change from time to time, and the terms and conditions of separate Restricted Stock Unit Award Agreements need not be identical, *provided, however,* that each Restricted Stock Unit Award Agreement shall include (through incorporation of the provisions hereof by reference in the Agreement or otherwise) the substance of each of the following provisions:

(i) Consideration. At the time of grant of a Restricted Stock Unit Award, the Board will determine the consideration, if any, to be paid by the Participant upon delivery of each share of Class A Common Stock subject to the Restricted Stock Unit Award. The consideration to be paid (if any) by the Participant for each share of Class A Common Stock subject to a Restricted Stock Unit Award may be paid in any form of legal consideration that may be acceptable to the Board in its sole discretion and permissible under applicable law.

(ii) **Vesting.** At the time of the grant of a Restricted Stock Unit Award, the Board may impose such restrictions or conditions to the vesting of the Restricted Stock Unit Award as it, in its sole discretion, deems appropriate.

(iii) **Payment.** A Restricted Stock Unit Award may be settled by the delivery of shares of Class A Common Stock, their cash equivalent, any combination thereof or in any other form of consideration, as determined by the Board and contained in the Restricted Stock Unit Award Agreement.

(iv) **Additional Restrictions.** At the time of the grant of a Restricted Stock Unit Award, the Board, as it deems appropriate, may impose such restrictions or conditions that delay the delivery of the shares of Class A Common Stock (or their cash equivalent) subject to a Restricted Stock Unit Award to a time after the vesting of such Restricted Stock Unit Award.

(v) **Dividend Equivalents.** Dividend equivalents may be credited in respect of shares of Class A Common Stock covered by a Restricted Stock Unit Award, as determined by the Board and contained in the Restricted Stock Unit Award Agreement. At the sole discretion of the Board, such dividend equivalents may be converted into additional shares of Class A Common Stock covered by the Restricted Stock Unit Award in such manner as determined by the Board. Any additional shares covered by the Restricted Stock Unit Award credited by reason of such dividend equivalents will be subject to all the terms and conditions of the underlying Restricted Stock Unit Award Agreement to which they relate.

(vi) **Termination of Participant's Continuous Service.** Except as otherwise provided in the applicable Restricted Stock Unit Award Agreement, such portion of the Restricted Stock Unit Award that has not vested will be forfeited upon the Participant's termination of Continuous Service.

(vii) **Compliance with Section 409A of the Code.** *Notwithstanding anything to the contrary set forth* herein, any Restricted Stock Unit Award granted under the Plan that is not exempt from the requirements of Section 409A of the Code shall contain such provisions so that such Restricted Stock Unit Award will comply with the requirements of Section 409A of the Code. Such restrictions, if any, shall be determined by the Board and contained in the Restricted Stock Unit Award Agreement evidencing such Restricted Stock Unit Award. For example, such restrictions may include, without limitation, a requirement that any Class A Common Stock that is to be issued in a year following the year in which the Restricted Stock Unit Award vests must be issued in accordance with a fixed pre-determined schedule.

(d) **Stock Appreciation Rights.** Each Stock Appreciation Right Agreement shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate. Stock Appreciation Rights may be granted as stand-alone Stock Awards or in tandem with other Stock Awards. The terms and conditions of Stock Appreciation Right Agreements may change from time to time, and the terms and conditions of separate Stock Appreciation Right Agreements need not be identical; *provided, however*, that each Stock Appreciation Right Agreement shall include (through incorporation of the provisions hereof by reference in the Agreement or otherwise) the substance of each of the following provisions:

(i) **Term.** No Stock Appreciation Right shall be exercisable after the expiration of ten (10) years from the date of its grant or such shorter period specified in the Stock Appreciation Right Agreement.

(ii) **Strike Price.** Each Stock Appreciation Right will be denominated in shares of Class A Common Stock equivalents. The strike price of each Stock Appreciation Right shall not be less than one hundred percent (100%) of the Fair Market Value of the Class A Common Stock equivalents subject to the Stock Appreciation Right on the date of grant.

(iii) **Calculation of Appreciation.** The appreciation distribution payable on the exercise of a Stock Appreciation Right will be not greater than an amount equal to the excess of (A) the aggregate Fair Market Value (on the date of the exercise of the Stock Appreciation Right) of a number of shares of Class A Common Stock equal to the number of shares of Class A Common Stock equivalents in which the Participant is vested under such Stock Appreciation Right, and with respect to which the Participant is exercising the Stock Appreciation Right on such date, over (B) the strike price that will be determined by the Board at the time of grant of the Stock Appreciation Right.

(iv) Vesting. At the time of the grant of a Stock Appreciation Right, the Board may impose such restrictions or conditions to the vesting of such Stock Appreciation Right as it, in its sole discretion, deems appropriate.

(v) Exercise. To exercise any outstanding Stock Appreciation Right, the Participant must provide written notice of exercise to the Company in compliance with the provisions of the Stock Appreciation Right Agreement evidencing such Stock Appreciation Right.

(vi) Payment. The appreciation distribution in respect of a Stock Appreciation Right may be paid in Class A Common Stock, in cash, in any combination of the two or in any other form of consideration, as determined by the Board and contained in the Stock Appreciation Right Agreement evidencing such Stock Appreciation Right.

(vii) Termination of Continuous Service. In the event that a Participant's Continuous Service terminates, the Participant may exercise his or her Stock Appreciation Right (to the extent that the Participant was entitled to exercise such Stock Appreciation Right as of the date of termination) but only within such period of time ending on the earlier of (A) the date three (3) months following the termination of the Participant's Continuous Service (or such longer or shorter period specified in the Stock Appreciation Right Agreement), or (B) the expiration of the term of the Stock Appreciation Right as set forth in the Stock Appreciation Right Agreement. If, after termination, the Participant does not exercise his or her Stock Appreciation Right within the time specified herein or in the Stock Appreciation Right Agreement (as applicable), the Stock Appreciation Right shall terminate.

(viii) Compliance with Section 409A of the Code. Notwithstanding anything to the contrary set forth herein, any Stock Appreciation Rights granted under the Plan that are not exempt from the requirements of Section 409A of the Code shall contain such provisions so that such Stock Appreciation Rights will comply with the requirements of Section 409A of the Code. Such restrictions, if any, shall be determined by the Board and contained in the Stock Appreciation Right Agreement evidencing such Stock Appreciation Right. For example, such restrictions may include, without limitation, a requirement that a Stock Appreciation Right that is to be paid wholly or partly in cash must be exercised and paid in accordance with a fixed pre-determined schedule.

8. Covenants of the Company.

(a) Availability of Shares. During the terms of the Stock Awards, the Company shall keep available at all times the number of shares of Class A Common Stock required to satisfy such Stock Awards.

(b) Securities Law Compliance. The Company shall seek to obtain from each regulatory commission or agency having jurisdiction over the Plan such authority as may be required to grant Stock Awards and to issue and sell shares of Class A Common Stock upon exercise of the Stock Awards; provided, however, that this undertaking shall not require the Company to register under the Securities Act the Plan, any Stock Award or any Class A Common Stock issued or issuable pursuant to any such Stock Award. If, after reasonable efforts, the Company is unable to obtain from any such regulatory commission or agency the authority which counsel for the Company deems necessary for the lawful issuance and sale of Class A Common Stock under the Plan, the Company shall be relieved from any liability for failure to issue and sell Class A Common Stock upon exercise of such Stock Awards unless and until such authority is obtained.

9. Use of Proceeds from Stock.

Proceeds from the sale of Class A Common Stock pursuant to Stock Awards shall constitute general funds of the Company.

10. MISCELLANEOUS.

(a) Acceleration of Exercisability and Vesting. The Board shall have the power to accelerate the time at which a Stock Award may first be exercised or the time during which a Stock Award or any part thereof will vest in accordance with the Plan, notwithstanding the provisions in the Stock Award stating the time at which it may first be exercised or the time during which it will vest.

(b) Stockholder Rights. No Participant shall be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares of Class A Common Stock subject to such Stock Award unless and until such Participant has satisfied all requirements for exercise of the Stock Award pursuant to its terms.

(c) No Employment or Other Service Rights. Nothing in the Plan or any instrument executed or Stock Award granted pursuant thereto shall confer upon any Participant any right to continue to serve the Company or an Affiliate in the capacity in effect at the time the Stock Award was granted or shall affect the right of the Company or an Affiliate to terminate (i) the employment of an Employee with or without notice and with or without cause, (ii) the service of a Consultant pursuant to the terms of such Consultant's agreement with the Company or an Affiliate or (iii) the service of a Director pursuant to the Bylaws of the Company or an Affiliate, and any applicable provisions of the corporate law of the state in which the Company or the Affiliate is incorporated, as the case may be.

(d) Incentive Stock Option $100,000 Limitation. To the extent that the aggregate Fair Market Value (determined at the time of grant) of Class A Common Stock with respect to which Incentive Stock Options are exercisable for the first time by any Optionholder during any calendar year (under all plans of the Company and its Affiliates) exceeds one hundred thousand dollars ($100,000), the Options or portions thereof that exceed such limit (according to the order in which they were granted) shall be treated as Nonstatutory Stock Options, notwithstanding any contrary provision of any Stock Award Agreement.

(e) Investment Assurances. The Company may require a Participant, as a condition of exercising or acquiring Class A Common Stock under any Stock Award, (i) to give written assurances satisfactory to the Company as to the Participant's knowledge and experience in financial and business matters and/or to employ a purchaser representative reasonably satisfactory to the Company who is knowledgeable and experienced in financial and business matters and that he or she is capable of evaluating, alone or together with the purchaser representative, the merits and risks of exercising the Stock Award; and (ii) to give written assurances satisfactory to the Company stating that the Participant is acquiring Class A Common Stock subject to the Stock Award for the Participant's own account and not with any present intention of selling or otherwise distributing the Class A Common Stock. The foregoing requirements, and any assurances given pursuant to such requirements, shall be inoperative if (1) the issuance of the shares of Class A Common Stock upon the exercise or acquisition of Class A Common Stock under the Stock Award has been registered under a then currently effective registration statement under the Securities Act or (2) as to any particular requirement, a determination is made by counsel for the Company that such requirement need not be met in the circumstances under the then applicable securities laws. The Company may, upon advice of counsel to the Company, place legends on stock certificates issued under the Plan as such counsel deems necessary or appropriate in order to comply with applicable securities laws, including, but not limited to, legends restricting the transfer of the Class A Common Stock.

(f) Withholding Obligations. To the extent provided by the terms of a Stock Award Agreement, the Participant may satisfy any federal, state or local tax withholding obligation relating to the exercise or acquisition of Class A Common Stock under a Stock Award by any of the following means (in addition to the Company's right to withhold from any compensation paid to the Participant by the Company) or by a combination of such means: (i) tendering a cash payment; (ii) authorizing the Company to withhold shares of Class A Common Stock from the shares of Class A Common Stock otherwise issuable to the Participant as a result of the exercise or acquisition of Class A Common Stock under the Stock Award; provided, however, that no shares of Class A Common Stock are withheld with a value exceeding the minimum amount of tax required to be withheld by law (or such lesser amount as may be necessary to avoid variable award accounting); or (iii) delivering to the Company owned and unencumbered shares of Class A Common Stock.

(g) Lock-Up Period. Upon exercise of any Stock Award, a Participant may not sell, dispose of, transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale, any shares of Class A Common Stock or other securities of the Company held by the Participant, for a period of time specified by the managing underwriter(s) (not to exceed one hundred eighty (180) days) following the effective date of a registration statement of the Company filed under the Securities Act, other than a Form S-8 registration statement, (the "Lock Up Period"); provided, however, that nothing contained in this section shall prevent the exercise of a repurchase option, if any, in favor of the Company during the Lock Up Period. A Participant may be required to execute and deliver such other agreements as may be reasonably requested by the Company and/or the underwriter(s) that are consistent with the foregoing or that are necessary to give further effect thereto. In order to enforce the foregoing, the Company may impose stop-transfer instructions with respect to such shares of Class A Common Stock until the end of such period. The underwriters of the Company's stock are intended third party beneficiaries of this Section 10(g) and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto.

11. Adjustments upon Changes in Stock.

(a) Capitalization Adjustments. If any change is made in, or other event occurs with respect to, the Class A Common Stock subject to the Plan or subject to any Stock Award without the receipt of consideration by the Company (through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other transaction not involving the receipt of consideration by the Company (each a "Capitalization Adjustment"), the Plan will be appropriately adjusted in the class(es) and maximum number of securities subject to the Plan pursuant to Sections 4(a) and 4(b) and the maximum number of securities subject to award to any person pursuant to Section 5(c), and the outstanding Stock Awards will be appropriately adjusted in the class(es) and number of securities and price per share of Class A Common Stock subject to such outstanding Stock Awards. The Board shall make such adjustments, and its determination shall be final, binding and conclusive. (The conversion of any convertible securities of the Company shall not be treated as a transaction "without receipt of consideration" by the Company.)

(b) Dissolution or Liquidation. In the event of a dissolution or liquidation of the Company, then all outstanding Stock Awards shall terminate immediately prior to the completion of such dissolution or liquidation.

(c) Corporate Transaction. In the event of a Corporate Transaction, any surviving corporation or acquiring corporation may assume any or all Stock Awards outstanding under the Plan or may substitute similar stock awards for Stock Awards outstanding under the Plan (it being understood that similar stock awards include, but are not limited to, awards to acquire the same consideration paid to the stockholders or the Company, as the case may be, pursuant to the Corporate Transaction). A surviving corporation or acquiring corporation (or its parent) may choose to assume or continue only a portion of a Stock Award or substitute a similar stock award for only a portion of a Stock Award. In the event that any surviving corporation or acquiring corporation does not assume any or all such outstanding Stock Awards or substitute similar stock awards for such outstanding Stock Awards, then unless otherwise provided by the Board, any outstanding Stock Awards that have been neither assumed nor substituted may be exercised (to the extent vested) prior to the effective time of the Corporate Transaction, and any such Stock Awards shall terminate if not exercised prior to the effective time of the Corporate Transaction.

(d) Change in Control. A Stock Award held by any Participant whose Continuous Service has not terminated prior to the effective time of a Change in Control may be subject to additional acceleration of vesting and exercisability upon or after such event as may be provided in the Stock Award Agreement for such Stock Award or as may be provided in any other written agreement between the

Company or any Affiliate and the Participant, but in the absence of such provision, no such acceleration shall occur.

12. **Amendment of the Plan and Stock Awards.**

(a) Amendment of Plan. The Board at any time, and from time to time, may amend the Plan. However, except as provided in Section 11(a) relating to Capitalization Adjustments, no amendment shall be effective unless approved by the stockholders of the Company to the extent stockholder approval is necessary to satisfy the requirements of Section 422 of the Code.

(b) Stockholder Approval. The Board, in its sole discretion, may submit any other amendment to the Plan for stockholder approval, including, but not limited to, amendments to the Plan intended to satisfy the requirements of Section 162(m) of the Code and the regulations thereunder regarding the exclusion of performance-based compensation from the limit on corporate deductibility of compensation paid to Covered Employees.

(c) Contemplated Amendments. It is expressly contemplated that the Board may amend the Plan in any respect the Board deems necessary or advisable to provide eligible Employees with the maximum benefits provided or to be provided under the provisions of the Code and the regulations promulgated thereunder relating to Incentive Stock Options and/or to bring the Plan and/or Incentive Stock Options granted under it into compliance therewith.

(d) No Impairment of Rights. Rights under any Stock Award granted before amendment of the Plan shall not be impaired by any amendment of the Plan unless (i) the Company requests the consent of the Participant and (ii) the Participant consents in writing.

(e) Amendment of Stock Awards. The Board at any time, and from time to time, may amend the terms of any one or more Stock Awards; *provided, however, that* the rights under any Stock Award shall not be impaired by any such amendment unless (i) the Company requests the consent of the Participant and (ii) the Participant consents in writing.

13. **Termination or Suspension of the Plan.**

(a) Plan Term. The Board may suspend or terminate the Plan at any time. Unless sooner terminated, the Plan shall terminate on the day before the tenth (10th) anniversary of the date the Plan is adopted by the Board or approved by the stockholders of the Company, whichever is earlier. No Stock Awards may be granted under the Plan while the Plan is suspended or after it is terminated.

(b) No Impairment of Rights. Suspension or termination of the Plan shall not impair rights and obligations under any Stock Award granted while the Plan is in effect except with the written consent of the Participant.

14. **Effective Date of Plan.**

The Plan shall become effective as determined by the Board, but no Stock Award shall be exercised (or, in the case of a stock bonus, shall be granted) unless and until the Plan has been approved by the stockholders of the Company, which approval shall be within twelve (12) months before or after the date the Plan is adopted by the Board.

15. **Choice of Law.**

The law of the State of Delaware shall govern all questions concerning the construction, validity and interpretation of this Plan, without regard to such state's conflict of laws rules.

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DIRECTORS

Steven B. Fink
Chairman
LeapFrog Enterprises, Inc.
Chief Executive Officer
Lawrence Investments, LLC

Jeffrey G. Katz
Chief Executive Officer and President
LeapFrog Enterprises, Inc.

Thomas J. Kalinske
Vice Chairman
LeapFrog Enterprises, Inc.

Stanley E. Maron
Senior Partner
Maron & Sandler

E. Stanton McKee, Jr.
Retired EVP and Chief Financial and Administrative Officer
Electronic Arts Inc.

David C. Nagel
Former Chief Executive Officer
PalmSource, Inc.

Ralph R. Smith
Senior Vice President
Annie E. Casey Foundation

Caden Wang
Retired EVP and
Chief Financial Officer
LVMH Selective Retailing Group

CORPORATE OFFICERS

Jeffrey G. Katz
Chief Executive Officer and President

William B. Chiasson
Chief Financial Officer

Nancy C. MacIntyre
EVP, Product, Innovation and Marketing

Martin A. Pidel
EVP, International

William K. Campbell
SVP, U.S. Consumer Sales

Michael J. Dodd
SVP, Supply Chain and Operations

Michael J. Lorion
President, LeapFrog SchoolHouse

Robert L. Moon
SVP, Chief Information Officer

Hilda S. West
SVP, Human Resources

Peter M. O. Wong
General Counsel and
Corporate Secretary

Karen L. Luey
VP, Controller and
Principal Accounting Officer

Eileen M. VanEss
VP, Investor Relations and Treasurer

INDEPENDENT AUDITORS

Ernst & Young LLP
San Francisco, California

TRANSFER AGENT AND REGISTRAR FOR CLASS A COMMON STOCK

Continental Stock Transfer & Trust Company
New York, New York
(212) 509-4000 x206

ANNUAL MEETING

The 2007 Annual Meeting of Stockholders will take place at 9:00 a.m. Pacific time on Tuesday, May 1, 2007, at the company's headquarters in Emeryville, California.

INVESTOR RELATIONS

LeapFrog Enterprises welcomes inquiries from its stockholders and other interested investors. To obtain a copy of the company's recent SEC filings and other corporate information, please direct your request to our website at www.leapfrog.com or www.leapfroginvestor.com. You can also contact our investor relations department by sending an email to ir@leapfrog.com, calling (510) 420-5150 or writing to Investor Relations at LeapFrog Enterprises, 6401 Hollis Street, Emeryville, California 94608.











LEAP FROG

END

LeapFrog Enterprises, Inc.
6401 Hollis Street • Emeryville, CA 94608 • 510.420.5000

www.leapfrog.com